






2023
Annual Report









rithm








rithm Rithm Capital Corp.

Opportunity | Innovation | Partnership

$35B	$7B	$5B	~$33B	43%
Assets	Total Equity	Dividends[(1)]	Assets Under Management[(2)]	Total Shareholder Return[(3)]

Industry Leading Franchises

Rithm benefits from connectivity across its platforms, collaborating on strategy, execution, market insights and risk management.

newrez
Sculptor
shellpoint A DIVISION OF newrez
GENESIS CAPITAL
adoor
GreenBarn INVESTMENT GROUP
GUARDIAN Asset Management
AVENUE 365
eStreet appraisal management



















Highlights

+ Diversified Investment Portfolio
+ Accelerated Private Capital Strategy
+ Positioned Asset Generating Platforms for Growth



Dear Fellow Shareholders,

As we look back at 2023, there were, and still are, many challenges that affect us all.

The geopolitical climate we live in is extremely troubling, and our prayers go out to everyone affected.

The investing environment in 2023 shared many similarities to years past. We saw large moves in interest rates as the Federal Reserve raised rates four times in a continuing effort to bring down inflation to its target rate of 2%. Towards the end of the year, we heard from several Fed governors that they see interest rate cuts happening in 2024, despite economic data being strong. This resulted in large moves in interest rates in which we saw a significant year-end rally causing the 10-year rate to fall by 120 bps in the fourth quarter.

Earlier in 2023, the regional banking sector in the US came under pressure with the failure, or near failure, of three large financial institutions. While this created turmoil in the markets, it was quickly contained by the efforts of the US Government.

The commercial real estate market continues to be under pressure, led by declining values in office properties and other sectors of the real estate market. The large upcoming maturity wall, coupled with declining property values, saw some of the largest sponsors in real estate give back the keys to certain properties. The need for capital is significant, as banks can no longer just extend maturities, given lower values. We expect this to create some of the best opportunities to deploy capital we have seen in many years.

In many ways, 2023 demonstrated the strength of our business model, our platforms and our team. The core business continues to perform as designed, delivering stable earnings and book value. We fully expect our transformation into a global asset manager to positively impact how the market values Rithm. The early response to the shift has been favorable and we are accelerating our transition. With an emphasis on growing fee earnings and simplifying our corporate structure, we think there is a very compelling case to owning our stock. Coming into 2024, Rithm is even more resilient and better positioned to perform for our shareholders.



"Our growth as an asset manager will make Rithm a more resilient business and provide exciting growth potential for shareholders and private capital partners."

Rithm continues to hold liquidity at a premium. We entered 2024 with $1.9 billion in cash and liquidity. We will remain liquid, given an attractive investment pipeline and elevated volatility. I am confident the actions we took in 2023 to diversify our investments, grow our operating companies and accelerate our transformation will further strengthen our business, support a growing customer base and create real value for shareholders, partners and employees alike.

At its core, Rithm is an investment company. We identify attractive investments, often when there is a structural shift in markets and where scale is a benefit. We started with MSRs in 2013, when banks began retrenching after the global financial crisis, and have since built a diverse portfolio of financial services investments and an ecosystem of scaled operating platforms to support asset creation and asset performance over a long horizon. We are proud of our long-term performance, having produced a 10-year Total Economic Return of 165%[4] since 2013. As a fiduciary to both shareholder and LP capital, we take our responsibility to deliver attractive risk-adjusted returns seriously.

In 2023, we acquired Sculptor Capital Management, a global alternative asset manager with $33 billion of assets under management ("AUM"). This is an important acceleration of our strategy to extend Rithm's asset management capabilities into new verticals and grow the private capital business. Growing our combined AUM and associated fee earnings are key to our success. We couldn't be more excited for the potential that the combined Rithm/Sculptor platforms offer fund investors and shareholders alike.

Despite the challenging market backdrop that unfolded in early 2023, book value was stable year over year, even with elevated market volatility, thanks to a well-balanced business model and the great work of the Rithm team. Earnings in 2023 were healthy with Rithm generating GAAP earnings per diluted share of $1.10 and we distributed over $570M in dividends to our preferred and common shareholders. Total Shareholder Return was 43%[3] for the year.

Genesis Capital, our residential transitional lending platform, increased origination volumes in H2'23 through organic growth in sponsor-driven activity, as banks retreated from yet another lending vertical. Rithm's single-family rental platform, Adoor, also expanded its portfolio, primarily in the build-to-rent sector through relationships with developers. Cross pollination between Genesis and Adoor is a great example of the power of our platforms to provide unique solutions to the sponsor community at attractive risk-adjusted returns. We further diversified the investment portfolio by acquiring $1.4 billion in consumer loans from Goldman Sachs' Marcus portfolio. This is an opportunistic acquisition, but it is an asset class in which we have deep historical experience.



Activity across our operating companies is encouraging. It demonstrates the power of our franchises and provides us with confidence that our strategy is succeeding.

Our mortgage company, Newrez, produced significant earnings and cash flow. With a 19% ROE for full-year 2023, it leads its public mortgage company peers on the metric that matters most to shareholders, profitability. We feel it is very well positioned to thrive in a dynamic market and deliver stable earnings into the future.

Rithm took several steps to add to its capabilities. We announced the acquisition of Specialized Loan Servicing (SLS) in October of 2023. This acquisition will complement our strategy to organically grow the mortgage company's servicing franchise, add attractively priced MSRs and contribute approximately $136 billion of unpaid principal balance to the Newrez servicing platform. The combination fortifies the mortgage company's foundation, contributes to the growth of the 3rd party servicing business and positions Newrez as a leader across all mainstream origination and servicing channels.

As we look forward, Rithm is built on a strong foundation that can endure challenging markets and capitalize on upside opportunities. Our growth as an asset manager will make it a more resilient business and provide exciting growth potential for shareholders and private capital partners. Both are critical to our success. The team remains vigilant about managing risk, and we are excited for the prospects that lie ahead. We will continue to evolve the business in ways that create value for our shareholders, employees and partners, and we look forward to delivering strong returns over the years ahead.

On behalf of Rithm Capital, our Board of Directors, and the senior management team, we extend our sincere appreciation for your ongoing support and continued partnership. We wish all of you health and success, and we look forward to the positive impact that we can make together in 2024 and beyond.

Sincerely,

Michael Nierenberg
Chairman, Chief Executive Officer and President



Source: Company filings and data as of December 31, 2023 unless otherwise noted.

[1]Total Dividends includes the common dividend for the fourth quarter ended December 31, 2023, which was paid on January 26, 2024.

[2]"Assets Under Management" (AUM) refers to the assets for which Sculptor provides investment management, advisory or certain other investment-related services. This is generally equal to the sum of (i) net asset value of the funds, (ii) uncalled capital commitments, (iii) total capital commitments for certain real estate funds and (iv) par value of collateralized loan obligations. AUM includes amounts that are not subject to management fees, incentive income or other amounts earned on AUM. Our calculation of AUM may differ from the calculations of other asset managers, and as a result, may not be comparable to similar measures presented by other asset managers. Our calculations of AUM are not based on any definition set forth in the governing documents of the investment funds and are not calculated pursuant to any regulatory definitions.

[3]2023 Total Shareholder Return is based on Rithm common stock closing price of $8.17 on December 30, 2022 as compared to $10.68 on December 29, 2023 and 2023 total common stock dividends of $1.00

[4]Total economic return represents Rithm book value change from December 31, 2013 through December 31, 2023, plus common dividends declared during that time, divided by Rithm book value as of December 31, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35777

Rithm Capital Corp.
(Exact name of registrant as specified in its charter)

Delaware	45-3449660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

799 Broadway	New York	NY	10003
(Address of principal executive offices)			(Zip Code)

(212) 850-7770
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	RITM	New York Stock Exchange
7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	RITM PR A	New York Stock Exchange
7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	RITM PR B	New York Stock Exchange
6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	RITM PR C	New York Stock Exchange
7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferred Stock	RITM PR D	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates as of June 30, 2023 (computed based on the closing price on such date as reported on the NYSE) was: $4.5 billion.

Common stock, $0.01 par value per share: 483,226,239 shares outstanding as of February 9, 2024.

<p align="center">**DOCUMENTS INCORPORATED BY REFERENCE**</p>

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Such forward-looking statements relate to, among other things, the operating performance of our investments, the stability of our earnings, our financing needs and the size and attractiveness of market opportunities. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "plan," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations, cash flows or financial condition or state other forward-looking information. Our ability to predict results or the actual outcome of future plans or strategies is inherently limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results, activities and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

Our ability to implement our business strategy is subject to numerous risks, and the following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of risk factors we face, which are set forth under Part I, Item 1A. "Risk Factors." These risks include, among others:

- our ability to successfully operate our business strategies and generate sufficient revenue;

- reductions in the value of, cash flows received from or liquidity surrounding, our investments, including the valuation methodologies used for certain assets in our funds, which are based on various assumptions that could differ materially from actual results;

- changes in general economic conditions, including a general economic slowdown or severe recession in our industry or in the commercial finance, asset management and real estate sectors, including the impact on the value of our assets or the performance of our investments;

- our reliance on and counterparty concentration and default risks in, the servicers and subservicers we engage ("Servicing Partners") and other third parties;

- the risks related to our origination and servicing operations, including, but not limited to, compliance with applicable laws, regulations and other requirements; significant increases in loan delinquencies; compliance with the terms of related servicing agreements; financing related to servicer advances, mortgage servicing rights ("MSRs") and the origination business; expenses related to servicing high risk loans; unrecoverable or delayed recovery of servicing advances; foreclosure rates; servicer ratings; and termination of government mortgage refinancing programs;

- competition within the finance, real estate and asset management industries;

- interest rate fluctuations and shifts in the yield curve;

- changes in interest rates and/or credit spreads, as well as the risks related to the success of any hedging strategy we may undertake in relation to such changes;

- the impact that risks associated with residential mortgage loans, including subprime mortgage loans, and consumer loans, as well as deficiencies in servicing and foreclosure practices, may have on the value of our MSRs, excess mortgage servicing rights ("Excess MSRs"), servicer advance investments, residential mortgage-backed securities ("RMBS"), residential mortgage loans and consumer loan portfolio;

- the risks that default and recovery rates on our MSRs, Excess MSRs, servicer advance investments, servicer advances receivables, RMBS, residential mortgage loans and consumer loans deteriorate compared to our underwriting estimates;

- changes in prepayment rates on the loans underlying certain of our assets, including, but not limited to, our MSRs or Excess MSRs, as well as the risk that projected recapture rates on the loan pools underlying our MSRs or Excess MSRs are not achieved;

- servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our servicer advance investments or MSRs;

- cybersecurity incidents and technology disruptions or failures;

- our dependence on counterparties and vendors to provide certain services and the risks related to the exposure to counterparties that are unwilling or unable to honor contractual obligations, including their obligation to indemnify us, keep our information confidential or repurchase defective mortgage loans;

- the mortgage lending and origination- and servicing-related regulations promulgated by the Consumer Financial Protection Bureau ("CFPB"), as well as other federal, state and local governmental and regulatory authorities and enforcement of such regulations;

- risks related to our Asset Management business, which includes the Sculptor Acquisition (as defined below) and Sculptor Capital Management, Inc.'s ("Sculptor") funds, including, but not limited to, redemption risk, market risk, historical return-related risk, risk related to investment professionals, leverage risk, diligence risk, liquidity risk, valuation risk, risk related to minority investments, foreign investment risk, regulatory risk, risk related to hedging and risk management and investment strategy risk;

- risks associated with the Sculptor Acquisition, including, but not limited to, our ability to successfully integrate the businesses and realize the anticipated benefits of the acquisition;

- risks associated with our Genesis Capital LLC ("Genesis") business, including but not limited to, borrower risk, risks related to short-term loans and balloon payments, risks related to construction loans and concentration risk;

- risks associated with our single-family rental ("SFR") business, including but not limited to the impact of seasonal fluctuations, significant competition in the leasing market for quality residents and fixed costs related to the SFR industry, such as increasing property taxes, homeowners' association ("HOA") fees and insurance costs;

- our ability to maintain our exclusion from registration under the Investment Company Act of 1940 (the "1940 Act") and limits on our operations from maintaining such exclusion;

- our ability to maintain our qualification as a real estate investment trust ("REIT") for the United States of America ("U.S.") federal income tax purposes and limits on our operations from maintaining REIT status;

- risks related to the legislative/regulatory environment, including, but not limited to, the impact of regulation of corporate governance and public disclosure, changes in regulatory and accounting rules, U.S. government programs intended to grow the economy, future changes to tax laws, regulatory supervision by the Financial Stability Oversight Council, the federal conservatorship of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac", and together with Fannie Mae, "Government Sponsored Enterprises" or "GSEs") and legislation that permits modification of the terms of residential mortgage loans;

- the risk that actions by the GSEs, Government National Mortgage Association ("Ginnie Mae") or other regulatory initiatives or actions may adversely affect returns from investments in MSRs and Excess MSRs and may lower gain on sale margin;

- risks associated with our indebtedness, including, but not limited to, our senior unsecured notes and related restrictive covenants and non-recourse long-term financing structures;

- our ability to obtain and maintain financing arrangements on terms favorable to us or at all, whether prompted by adverse changes in financing markets or otherwise;

- increased focus related to environmental, social and governance ("ESG") issues, including, but not limited to climate change and related regulations, and any impact such focus could have on our reputation;

- impact from any of our future acquisitions, including, but not limited to, our acquisition of Computershare Mortgage Services Inc. ("Computershare") and certain affiliated companies, including Specialized Loan Servicing LLC ("SLS"), and our ability to successfully complete such acquisitions and integrate the acquired assets, entities, employees and assumed liabilities;

- the impact of current or future legal proceedings and regulatory investigations and inquiries involving us, our Servicing Partners or other business partners;

- adverse market, regulatory or interest rate environments or our issuance of debt or equity, any of which may negatively affect the market price of our common stock;

- our ability to consummate future opportunities for acquisitions and dispositions of assets and financing transactions;

- our ability to pay distributions on our common stock; and

- dilution experienced by our existing stockholders as a result of the conversion of the preferred stock into shares of common stock or the vesting of performance stock units and restricted stock units.

We also direct readers to other risks and uncertainties referenced in this report, including those set forth under Part I, Item 1A. "Risk Factors." We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statement, whether written or oral, that we may make from time to time, whether as a result of new information, future events or otherwise.

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Rithm Capital Corp. (the "Company," "Rithm Capital" or "we," "our" and "us") or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements proved to be inaccurate;

- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

RITHM CAPITAL CORP.
FORM 10-K

INDEX

(This page has been left blank intentionally.)

ITEM 1. BUSINESS

Company Overview

Rithm Capital Corp. (together with its consolidated subsidiaries, "Rithm Capital," "the Company," "we," "us" or "our") is a global asset manager focused on real estate, credit and financial services. Rithm Capital is a Delaware corporation that was formed as a limited liability company in September 2011 (commenced operations in December 2011) and, since June 17, 2022, has been structured as an internally managed REIT for U.S. federal income tax purposes.

We seek to generate long-term value for our investors by using our investment expertise to identify, manage and invest in real estate related and other financial assets and more recently, offer broader asset management capabilities, in each case, that provides investors with attractive risk-adjusted returns. Our investments in real estate related assets include our equity interest in operating companies, including leading origination and servicing platforms held through wholly-owned subsidiaries, Newrez LLC ("Newrez") and Genesis, as well as investments in SFR, title, appraisal and property preservation and maintenance businesses. Our strategy involves opportunistically pursuing acquisitions and seeking to establish strategic partnerships that we believe enable us to maximize the value of our investments by offering products and services related to the lifecycle of transactions that affect each mortgage loan and underlying residential property or collateral. We operate our asset management business primarily through our wholly-owned subsidiary, Sculptor. Sculptor is a leading global alternative asset manager and provides asset management services and investment products across credit, real estate and multi-strategy platforms through commingled funds, separate accounts and other alternative investment vehicles. We completed our acquisition of Sculptor on November 17, 2023. We conduct our business through the following segments: Origination and Servicing, Investment Portfolio, Mortgage Loans Receivable, Asset Management and Corporate.

For more details on our portfolio, see "—Our Portfolio" below, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Portfolio." For information concerning current market trends which impact our portfolio, see "—The Residential Real Estate Market," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Considerations" and "—Quantitative and Qualitative Disclosures About Market Risk."

Acquisition of Sculptor Capital Management, Inc.

Rithm Capital acquired Sculptor on November 17, 2023 for a purchase price of approximately $630.3 million (the "Sculptor Acquisition"). The Sculptor Acquisition significantly expanded Rithm Capital's capabilities in the asset management sector, adding approximately $32.8 billion of assets under management ("AUM") diversified across credit, real estate and multi-strategy platforms, as well as broadening Rithm Capital's product offerings and investment management capabilities. See Note 3 to our Consolidated Financial Statements for additional discussion regarding the Sculptor Acquisition.

Agreement to Acquire Computershare Mortgage Services Inc.

On October 2, 2023, Rithm Capital entered into a definitive agreement with Computershare Limited to acquire Computershare and certain affiliated companies, including SLS, for a purchase price of approximately $720 million (the "Computershare Acquisition"). Through the Computershare Acquisition, Rithm Capital will acquire Computershare's U.S. mortgage servicing business, which includes approximately $136 billion in unpaid principal balance ("UPB") of MSRs. The Computershare Acquisition is subject to customary closing requirements and conditions. There can be no assurance that the conditions to closing of the Computershare Acquisition will be satisfied or waived or that other events will not intervene, delay or result in the failure to close the Computershare Acquisition. Certain of these conditions are not within our control, and we cannot predict when, or if these conditions will be satisfied.

Our Strategy

The Sculptor Acquisition accelerated our growth in our asset management business, and we intend to continue to diversify into global asset management. However, our legacy business lines are expected to remain important to the future of the Company. We believe we are well positioned to opportunistically deploy capital leveraging our deep expertise in specialty finance, structured and alternative credit, consumer lending and real estate. In executing our strategy, from time to time, we explore and will continue to explore various opportunities for acquisitions and dispositions of assets and financing transactions, which may include equity or debt offerings by us or one or more of our subsidiaries, business combinations, spin-off transactions or other similar transactions. In 2023, the subsidiary that owns our mortgage origination and servicing platform business and related real estate assets confidentially submitted with the Securities and Exchange Commission ("SEC") a draft Registration Statement on Form S-1 relating to a proposed initial public offering of its equity securities. Any initial public offering would be subject to market and other conditions and there can be no assurances as to the timing of the completion of any such offering or that any offering will be completed at all, and the Company may determine to explore or execute (or to not explore or execute) other alternatives with respect to this or other business lines. Moreover, we may determine to change our strategy, including to pursue, modify or abandon any such potential transactions at any time, and, in any event, there can be no assurance we will be successful in executing on our strategy.

The Residential Real Estate Market

Mortgage Originations and Servicing

We believe we are one of only a select number of non-bank market participants that have the combination of capital, infrastructure, industry expertise and business relationships necessary to leverage opportunities existing in today's complex and dynamic mortgage market. Our ability to originate and service residential mortgage loans positions us to support, connect with and provide solutions to homeowners throughout the lifetime of their residential mortgage loan.

Over the last few decades, the complexity and composition of the market for residential mortgage loans in the U.S. have dramatically evolved. In the past, a borrower seeking credit for a home purchase would typically have obtained financing from a financial institution, such as a bank, savings association or credit union. These institutions would generally have held a majority of their originated residential mortgage loans as interest-earning assets on their balance sheets and would have performed all activities associated with servicing the loans, including accepting principal and interest payments, making advances for real estate taxes and homeowners' insurance premiums, initiating collection actions for delinquent payments and conducting foreclosures.

Now, institutions (including non-bank originators) that originate residential mortgage loans generally hold a smaller portion of originated loans as assets on their balance sheets and instead sell originated loans to third parties. The GSEs are currently the largest purchasers of residential mortgage loans. Under a process known as securitization, GSEs and institutions typically package residential mortgage loans into pools that are sold to securitization trusts. These securitization trusts fund the acquisition of residential mortgage loans by issuing securities, known as residential mortgage-backed securities or RMBS, which entitle the owner of such securities to receive a portion of the interest and/or principal collected on the residential mortgage loans in the pool. The purchasers of the RMBS are typically large institutions, such as pension funds, mutual funds, insurance companies, hedge funds and REITs. The agreement that governs the pooling of residential mortgage loans, the servicing of such residential mortgage loans and the terms of the RMBS issued by the securitization trust is often referred to as a pooling and servicing agreement. As the securitization market has matured, non-bank originators have gained significant market share in the residential mortgage market.

In connection with a securitization, a number of entities perform specific roles with respect to the residential mortgage loans in a pool, including the trustee and the mortgage servicer. The trustee holds legal title to the residential mortgage loans on behalf of the owner of the RMBS and either maintains the mortgage note and related documents itself or with a custodian. One or more other entities are appointed pursuant to the pooling and servicing agreement to service the residential mortgage loans. In some cases, the servicer is the same institution that originated the loan, and, in other cases, it may be a different institution. The duties of servicers of residential mortgage loans that have been securitized are generally required to be performed in accordance with industry-accepted servicing practices and the terms of the relevant pooling and servicing agreement, mortgage note and applicable law. The trustee or a separate securities administrator for the trust receives the payments collected by the servicer on the residential mortgage loans and distributes payments pursuant to the terms of the pooling and servicing agreement. A servicer generally takes actions, such as foreclosure, in the name and on behalf of the trustee.

The residential mortgage loan market is commonly divided into a number of categories based on certain residential mortgage loan characteristics, including the credit quality of borrowers and the types of institutions that originate or finance such loans. While there are no universally accepted definitions, the residential mortgage loan market is commonly divided by market participants into the following categories:

- *Government-Sponsored Enterprise and Government Guaranteed Loans.* This category of residential mortgage loans includes "conforming loans," which are first lien residential mortgage loans that are secured by single-family residences that meet or "conform" to the underwriting guidelines established by the GSEs. The principal underwriting guideline is the conforming loan limit which is established by statute and currently is $766,550 for 2024 (an increase from $726,200 in 2023) with certain exceptions for high-priced real estate markets. This category also includes residential mortgage loans issued to borrowers that do not meet conforming loan standards, but who qualify for a loan that is insured or guaranteed by the government through Ginnie Mae (Ginnie Mae, collectively with the GSEs, the "Agencies" and each of Fannie Mae, Freddie Mac and Ginnie Mae, an "Agency"), primarily through federal programs operated by the Federal Housing Administration ("FHA"), the United States Department of Agriculture ("USDA") and the Department of Veterans Affairs ("VA").

- *Non-GSE or Government Guaranteed Loans.* Residential mortgage loans that are not guaranteed by the GSEs or the government are generally referred to as "non-conforming loans" and fall into one of the following categories: jumbo, subprime, Alt-A, second lien or non-qualifying loans. The loans may be non-conforming due to various factors, including mortgage balances in excess of Agency underwriting guidelines, borrower characteristics, loan characteristics and level of documentation. The Non-GSE category also includes "investor loans," which reflect primarily non-owner occupied investment properties.

Residential mortgage loans are further classified based on certain payment characteristics. Performing loans are residential mortgage loans where the borrower is generally current on required payments. By contrast, non-performing loans are residential mortgage loans where the borrower is delinquent or in default. Re-performing loans were formally non-performing but became performing again, often as a result of a loan modification where the lender agrees to modified terms with the borrower rather than foreclosing on the underlying property. Reverse residential mortgage loans are a special type of loan under which the borrower is typically paid a monthly amount, increasing the balance of the loan, and balances are then typically collected when the property is sold or the borrower no longer resides at the property. If a borrower defaults on a loan and the lender takes ownership of the underlying property through foreclosure, that property is referred to as real estate owned ("REO").

The volume of mortgage loan originations associated with home purchases is generally affected by the overall strength of the economy, interest rates, housing pricing and unemployment rates. Due to a variety of factors, including supply and demand imbalances exacerbated by the geopolitical risks, including risks associated with the ongoing war and tensions in the Middle East and the war in Ukraine, inflation throughout 2023 remained elevated. As a response to these inflationary pressures, the Federal Reserve raised the federal funds rate multiple times during the first half of the year. The market's transition away from a historically low interest rate environment to a higher interest rate environment significantly disrupted the residential mortgage market, as it affected the cost savings benefit associated with refinancing residential mortgages, as well as potential homebuyers' ability to afford and qualify for a mortgage loan. As of December 2023, the Mortgage Bankers Association ("MBA") estimated total U.S. origination volume for 2023 was $1.6 trillion, down 25% from an estimated $2.2 trillion in 2022. Furthermore, the MBA estimated that 19% of 2023 activity was related to refinance volume, a decline from 30% in 2022. Looking forward, the MBA forecasts origination volumes to increase 22% in 2024 to $2.0 trillion, with a 16% increase in purchase volume and a 50% increase in refinance volume.

Mortgage originators primarily generate their revenue from the sale of originated loans to the GSEs and Ginnie Mae. During 2023, gain on sale margin continued to revert to historical levels largely driven by weakening demand for loans amid excess industry capacity due to a higher interest rate environment weighing on the residential real estate market.

On the other hand, servicers generally derive their income from the contractual fees earned for servicing loans and ancillary revenue such as late fees and modification incentives. The servicing fee, along with ancillary income and other revenue, is designed to cover costs incurred to service the specified pool plus a reasonable margin. A portion of the margin is often referred to as the excess servicing fee. Servicing income is affected by the size of the servicing portfolio, both UPB and number of loans, delinquency rates and cost to service per loan.

The need for "high-touch" non-bank specialty servicers remains elevated as borrowers continue to seek solutions to their financial hardships. Specialty servicers have proven more willing and more well-equipped to perform the operationally intensive activities (e.g., collections, foreclosure avoidance and loan workouts) required to service credit-sensitive loans.

Single-Family Rental (SFR) Properties

The SFR industry was previously primarily composed of private and individual investors in local markets and was managed individually or by small, non-institutional owners and property managers. More recently the increase in demand for SFR properties has attracted higher capital inflows into the SFR industry from institutional investors, including REITs, looking to diversify and consolidate the highly fragmented industry. This increase in consumer SFR demand over the past several years is the result of changing demographics, increased acceptance of telework, higher mortgage rates and elevated home prices. These factors together have resulted in SFR properties becoming a popular lifestyle choice for families looking for the comforts and amenities associated with homeownership, but the flexibility and ease of use offered by renting. Further, we believe the fundamental long-term shortage of affordable housing in the U.S. has also contributed to the increased popularity of SFR properties.

Our expectation is that the demand for SFR will continue, and we therefore believe there are attractive opportunities in the SFR sector. Using our established experience with residential real estate and our consumer-facing expertise, we believe we are well-positioned to benefit from these compelling trends in SFR.

Business Purpose Lending

Our business purpose lending subsidiary, Genesis, is a trusted lender for experienced developers and investors of residential real estate. Genesis's loan programs include new construction, bridge, build-to-rent, rental hold, fix and flip and vacation rental. We believe Genesis's suite of loan programs, industry expertise and tailored solutions provides a competitive advantage over regional community banks that have historically acted as primary providers of capital within this space. In 2023, Genesis originated 1,088 business purpose loans with a UPB of $2.1 billion. We believe there is a significant market opportunity to continue originating high coupon, low duration real estate loans despite the interest rate environment.

Our Portfolio

Our current investment portfolio primarily consists of:
- Servicing related investments
  - Origination and Servicing (which includes MSRs and MSR Financing Receivables)
  - Servicing related businesses (which includes title, appraisal and property preservation)
  - Excess MSRs
  - Servicer advance investments
- Residential securities, properties and loans
  - Real estate securities or RMBS
  - Call rights
  - SFR properties
  - Residential mortgage loans
- Consumer loans
- Business purpose loans (mortgage loans receivable)
- Asset management related investments

The following table summarizes our consolidated portfolio as of December 31, 2023 (dollars in thousands):

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
December 31, 2023						
Investments	$ 9,413,923	$ 13,743,465	$ 2,232,913	$ 226,486	$ —	$ 25,616,787
Cash and cash equivalents	548,666	442,015	58,628	230,008	7,882	1,287,199
Restricted cash	195,490	144,169	37,805	8,156	—	385,620
Other assets	3,489,171	3,083,967	113,055	1,183,646	20,483	7,890,322
Goodwill	24,376	5,092	55,731	46,658	—	131,857
Total assets	$ 13,671,626	$ 17,418,708	$ 2,498,132	$ 1,694,954	$ 28,365	$ 35,311,785
Debt	$ 6,920,310	$ 14,180,827	$ 1,856,006	$ 455,512	$ 546,818	$ 23,959,473
Other liabilities	3,224,989	223,266	23,979	565,919	213,121	4,251,274
Total liabilities	10,145,299	14,404,093	1,879,985	1,021,431	759,939	28,210,747
Total equity	3,526,327	3,014,615	618,147	673,523	(731,574)	7,101,038
Noncontrolling interests in equity of consolidated subsidiaries	8,220	44,905	—	40,971	—	94,096
Total Rithm Capital stockholders' equity	$ 3,518,107	$ 2,969,710	$ 618,147	$ 632,552	$ (731,574)	$ 7,006,942
Investments in equity method investees	$ —	$ 110,883	$ —	$ 91,563	$ —	$ 202,446

Over time, we expect to opportunistically adjust our portfolio composition in response to market conditions.

Servicing Related Investments

During 2023, our servicing and origination businesses operated through our wholly-owned subsidiaries Newrez and Caliber Home Loans Inc. ("Caliber", and together with Newrez, the "Mortgage Company"). The integration of Caliber operations was completed in the fourth quarter of 2023 and as such all Mortgage Company operations are within Newrez as of December 31, 2023.

Origination and Servicing

Our Mortgage Company is one of the largest non-bank mortgage originators and servicers in the U.S. Our Mortgage Company services over 2.7 million customers with an aggregate UPB of approximately $568.0 billion and $503.6 billion for the years ended December 31, 2023 and 2022, respectively. Our origination business funded $36.9 billion and $67.6 billion of mortgages for the years ended December 31, 2023 and 2022, respectively.

Our Mortgage Company has a multi-channel residential lending platform, offering mortgage loans across its Direct to Consumer, Retail, Wholesale and Correspondent lending channels. Our servicing business strategically aligns with our origination business, enabling us to retain operational servicing on most of the mortgage loans we originate in order to maintain a relationship with our customers and drive the growth of our servicing and refinance business.

Purchase origination consists of mortgages that are originated to purchase a property. Refinance origination consists of mortgages that are originated to refinance an existing outstanding mortgage. Our ability to originate loans in both purchase and refinance markets is an important component of our business model. 87% of our funded origination volume during 2023 was purchase origination, up from 70% in 2022.

Our Mortgage Company originates or purchases residential mortgage loans conforming to the underwriting standards of the Agencies ("Agency" loans), government-insured residential mortgage loans insured by the FHA, VA and USDA and non-conforming loans through its SMART Loan Series. Our SMART Loan Series is a non-qualified residential mortgage ("Non-QM") product that provides a variety of options for highly qualified borrowers who fall outside the specific requirements of Agency residential mortgage loans. Through this platform, we underwrite quality loans that meet our guidelines and pricing models for borrowers that fall just outside the qualified mortgage requirement such as self-employed borrowers, bank statement or asset qualifiers, real estate investors, prime borrowers and more. We believe the outlook for Non-QM loans remains strong heading into 2024 supported by continued demand for Non-QM products and a growth in population of Non-QM borrowers. In 2023, 55% of our Mortgage Company's funded production was Agency, 42% was Government, 1% was Non-Agency, and 1% was Non-QM loans.

Our Mortgage Company generates revenue through sales of residential mortgage loans, including, but not limited to, gain on residential loans originated and sold, the settlement of residential mortgage loan origination derivative instruments and the value of MSRs retained on transfer of the loans. Profit margins per loan vary by channel, with Correspondent typically being the lowest and Retail being the highest. The Mortgage Company sells conforming loans to the GSEs and Non-QM residential loans to another subsidiary of Rithm Capital which in turn may securitize these loans. Our Mortgage Company relies on warehouse financing to fund loans at origination through the sale date. During the year ended December 31, 2023, we securitized $670.3 million of Non-QM residential loans.

We believe that our multi-channel origination mortgage platform provides us with a competitive advantage and enables us to provide our borrowers within the mortgage community with various products to ultimately originate both purchase and refinance loans across different market backdrops. Furthermore, we generally service all of the loans that we originate, which provides us with connectivity with our borrowers throughout the lifecycle of their loan. We combine operational excellence, modern proprietary technology, capital markets expertise, prudent risk management and a relentless focus on client service to deliver consistent high-quality service to our customers in both our origination and servicing businesses.

Direct to Consumer — Our Direct to Consumer channel originates loans directly to borrowers and is highly focused on meeting the refinancing needs of our existing servicing customers. When our existing customers choose us for their refinancing needs, we not only benefit from the gain on sale on the newly originated loan but also benefit from retaining the newly created MSR. For the year ended December 31, 2023, we funded $2.0 billion in Direct to Consumer originations, representing 5% of our total funded origination volume.

Retail — Our Retail channel employs loan officers who are located and involved in the communities they service and have relationships with realtors, home builders and other referral sources. These referral relationships are integral to our success in the purchase mortgage market. As of December 31, 2023, we employed 485 loan consultants covering 147 of our retail locations in the U.S. We also have joint venture partnerships with realtors, homebuilders and mortgage banks as well as traditional distributed retail business units. For the year ended December 31, 2023, we funded $6.1 billion in Retail originations, representing 17% of our total funded origination volume.

Wholesale — Our Wholesale channel originates residential mortgage loans through customer loan applications submitted by select mortgage brokers, community banks and credit unions. While the loans are sourced through third parties, we underwrite and fund these loans according to our own quality and compliance monitoring standards. We provide brokers with differentiated products and pricing, as well as superior customer service through our experienced salesforce and our proprietary technologies. For the year ended December 31, 2023, we originated $4.8 billion in Wholesale originations, representing 13% of our total funded origination volume.

Correspondent — Our Correspondent channel purchases closed residential mortgage loans that meet our specific credit and underwriting criteria from community banks, credit unions and independent mortgage banks and funds them in our own name. In this capacity, we play an important role in providing efficient capital markets access to these institutions. Our Correspondent channel is an important component of our strategy to grow our customer base and add to our MSR portfolio. For the year ended December 31, 2023, we originated $24.0 billion in Correspondent originations, representing 65% of our total funded origination volume.

Our servicing business consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, performing loss mitigation activities, negotiating workouts and modifications, conducting or managing foreclosures on behalf of investors or other servicers and otherwise administering our residential mortgage loan servicing portfolio. We generate recurring revenue through contractual servicing fees, which include late payment, modification and other ancillary fees and interest income on custodial deposits.

Our servicing business operates through our performing loan servicing division and a special servicing division, Shellpoint Mortgage Servicing ("SMS"). The performing loan servicing division services performing Agency and government-insured loans. SMS services delinquent government-insured, Agency and Non-Agency loans on behalf of the owners of the underlying residential mortgage loans. We are highly experienced in loan servicing, including loan modifications and seek to help borrowers avoid foreclosure.

The SMS special servicing division also includes third-party serviced loans on behalf of unaffiliated investors. As of December 31, 2023, SMS had 59 third-party clients. These institutional clients include, but are not limited to, GSEs, money center banks and whole loan investors. Through our servicing platform, we are focused on providing high-quality servicing to our clients and maintaining connectivity with our borrowers throughout the lifetime of their loan. As of December 31, 2023, our servicing divisions served over 2.7 million customers with an aggregate UPB of approximately $568.0 billion, of which $445.8 billion represented performing servicing and $122.2 billion represented special servicing.

As a third-party subservicer, SMS may be obligated to make servicing advances; however, advances and other incurred costs are generally lower compared to those of the MSR owner and recovery times are substantially faster, often within the following month.

We also have several wholly-owned subsidiaries that perform various services in the mortgage and real estate industries. Our subsidiary Avenue 365 Lender Services, LLC ("Avenue 365") is a title agency providing title and settlement services to homeowners. Our subsidiary eStreet Appraisal Management LLC ("eStreet") is an appraisal management company that performs appraisal and valuation services. Our subsidiary DGG RE Investments LLC d/b/a Guardian Asset Management ("Guardian") is a national provider of field services and property management services, providing in-house property management, inspection and repair service capabilities.

MSRs, MSR Financing Receivables and Excess MSRs

Rithm Capital is one of the largest non-bank owners of MSRs in the U.S. with $590 billion UPB of full and excess MSRs as of December 31, 2023, decreasing 3% from $609 billion UPB as of December 31, 2022. An MSR provides a mortgage servicer with the right to service a pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans. This amount typically ranges from 25 to 50 basis points ("bps") of the UPB of the residential mortgage loans, plus ancillary income and custodial interest. An MSR is made up of two components: a basic fee and an Excess MSR. The basic fee is the amount of compensation for the performance of servicing duties (including advance obligations), and the Excess MSR is the amount that exceeds the basic fee. Ownership of an MSR requires the owner to be a licensed mortgage servicer. An owner of an Excess MSR is not required to be licensed and is not required to assume any servicing duties, advance obligations or liabilities associated with the loan pool underlying the MSR unless otherwise specified through agreement.

Our Origination and Servicing segment includes both residential mortgage loans underlying our MSR assets as well as those we sub-service for third parties. As of December 31, 2023, 86.5% of the underlying UPB of the related mortgages is serviced by our Mortgage Company. We also engage third-party Servicing Partners to subservice a portion of our MSRs and Excess MSRs. MSR and Excess MSR assets sub-serviced by third-parties are reflected within our investment portfolio segment and such subservicers include PHH Mortgage Corporation ("PHH"), Mr. Cooper Group Inc. ("Mr. Cooper"), Valon Mortgage, Inc. ("Valon") and SLS.

Servicer Advances Receivable and Servicer Advance Investments

Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated since the advances are non-interest-bearing. Servicer advances are generally reimbursable payments made by a servicer (i) when the borrower fails to make scheduled payments due on a residential mortgage loan or (ii) to support the value of the collateral property. Our interests in servicer advances include the following:

- *Servicer Advances Receivable.* The outstanding servicer advances related to a specified pool of residential mortgage loans in which we own the MSR.

- *Servicer Advance Investments.* These investments are associated with specified pools of residential mortgage loans in which we have contractually assumed the servicing advance obligation and include the related outstanding servicer advances, the requirement to purchase future servicer advances and the rights to the basic fee component of the related MSR. We have purchased servicer advance investments on certain loan pools underlying our Excess MSRs.

Servicer advances typically fall into one of three categories:

- *Principal and Interest Advances*: Payments made by the servicer to cover scheduled payments of principal of, and interest on, a residential mortgage loan that have not been paid on a timely basis by the borrower.

- *Escrow Advances (Taxes and Insurance Advances)*: Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

- *Foreclosure Advances*: Payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, property preservation and sale of the mortgaged property, including attorneys' and other professional fees.

The purpose of the advances is to provide liquidity, rather than credit enhancement, to the underlying residential mortgage securitization transaction. Most servicer advances are considered "top of the waterfall" and are generally repaid from amounts received from the related residential mortgage loan pool, and to a lesser extent, payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as "loan-level recovery."

We fund advances primarily from a combination of cash on hand, loan prepayments and secured financing arrangements. Loan prepayments made by the borrowers on the residential mortgage loans underlying the securitizations can only be used to fund principal and interest advances. The servicing agreements with Fannie Mae, Ginnie Mae and certain private label securitizations ("PLS") generally have a "waterfall" payment structure that allows servicers to apply balances received from prepayments to cover principal and interest advance requirements. The ability to apply balances received against prepayments stems from a difference caused by the timing between the remittance of payments under the servicer's advance and remittance obligations, generally several weeks after the due date, and servicer's timeline to remit prepayments, which can be up to a month or more after receipt from the borrower. Because of this timing difference, servicers can effectively "borrow" against the prepayments received to cover principal and interest advance requirements. As of December 31, 2023, the carrying value of our servicer advance balances was $2.8 billion.

During any period in which a borrower is not making payments, a servicer is generally required under the applicable servicing agreement to advance its own funds to cover the principal and interest remittances due to investors in the loans, to pay property taxes and insurance premiums to third parties and to make payments for legal expenses and other protective advances. The servicer also advances funds to maintain, repair and market real estate properties on behalf of investors in the loans. Furthermore, servicing agreements generally require a servicer to make advances in respect of serviced residential mortgage loans unless the servicer determines in good faith that the advance would not be ultimately recoverable from the proceeds of the related residential mortgage loan or the mortgaged property. In many cases, if the servicer determines that an advance previously made would not be recoverable from these sources, or if such advance is not recovered when the loan is repaid or related property is liquidated, then the servicer is, most often, entitled to withdraw funds from the trustee custodial account for payments on the serviced residential mortgage loans to reimburse the applicable advance. This is what is often referred to as a "general collections backstop." See "Risk Factors—Risks Related to Our Business—Servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our servicer advance investments or MSRs."

Residential Securities, Properties and Loans

RMBS

Residential mortgage loans are often packaged into pools held in securitization entities which issue RMBS collateralized by such loans. Agency RMBS are issued or guaranteed by an Agency. Non-Agency RMBS are issued by either public trusts or PLS entities. Agency RMBS generally offer more stable cash flows and historically have been subject to lower credit risk and greater price stability compared to PLS and Non-Agency investments. We invest in both Agency RMBS and Non-Agency RMBS. Our ownership of Agency RMBS is generally meant to act as a hedge to our large MSR portfolio and provide additional qualifying assets and income for the purposes of the REIT requirements. The Agency RMBS that we may acquire could be secured by fixed-rate mortgages, adjustable-rate mortgages or hybrid adjustable-rate mortgages. More information about certain types of Agency RMBS in which we have invested or may invest is set forth below.

Mortgage pass-through certificates — Mortgage pass-through certificates are securities representing interests in "pools" of residential mortgage loans secured by residential real property where payments of both interest and principal, plus pre-paid principal, on the securities are made monthly to holders of the securities, in effect "passing through" monthly payments made by the individual borrowers on the residential mortgage loans that underlie the securities, net of fees paid in connection with the issuance of the securities and the servicing of the underlying residential mortgage loans.

Interest Only Agency RMBS — This type of stripped security only entitles the holder to interest payments. The yield to maturity of interest only Agency RMBS is extremely sensitive to the rate of principal payments (particularly prepayments) on the underlying pool of residential mortgage loans. If we decide to invest in these types of securities, we anticipate doing so primarily to take advantage of particularly attractive prepayment-related or structural opportunities in the Agency RMBS markets.

To-be-announced forward contract positions ("TBAs") — We utilize TBAs in order to invest in Agency RMBS. Pursuant to these TBAs, we agree to purchase or sell for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered would not be identified until shortly before the TBA settlement date. Our ability to purchase Agency RMBS through TBAs may be limited by the income and asset tests applicable to REITs.

Specified RMBS — Specified RMBS are pools created with loans that have similar characteristics, such as loan balance, FICO, coupon and prepayment protection. We invest in these securities to take advantage of particularly attractive prepayment-related or structural opportunities in the Agency RMBS markets.

The Non-Agency RMBS we may acquire could be secured by fixed-rate mortgages, adjustable-rate mortgages or hybrid adjustable-rate mortgages. The residential mortgage loan collateral may be classified as conforming or non-conforming, depending on a variety of factors.

We also retain and own risk retention bonds from our securitizations in conjunction with risk retention regulations under the Dodd-Frank Act. As of December 31, 2023, 53.9% of our Non-Agency RMBS portfolio consists of bonds retained pursuant to required risk retention regulations.

RMBS, and in particular Non-Agency RMBS, may be subject to call rights, commonly referred to as "cleanup call rights." Call rights permit the holder of the rights to purchase all of the residential mortgage loans which are collateralizing the related securitization for a price generally equal to the outstanding balance of such loans plus interest and certain other amounts (such as outstanding servicer advances and unpaid servicing fees). Call rights may be subject to limitations with respect to when they may be exercised (such as specific dates or upon the reduction of the outstanding balances of the remaining residential mortgage loans to a specified level). Call rights generally become exercisable when the current principal balance of the underlying residential mortgage loans is equal to or lower than 10% of their original balance.

We pursue opportunities in structured transactions that enable us to realize identified excesses of collateral value over related RMBS value, particularly through the acquisition and execution of call rights. As of December 31, 2023, we control the call rights on Non-Agency deals with a total UPB of approximately $76.0 billion.

We continue to evaluate the call rights we acquired and our ability to exercise such rights and realize the benefits therefrom are subject to a number of risks. The timing, size and potential returns of future call transactions may be less attractive than our prior activity in this sector due to a number of factors, most of which are beyond our control. See "Risk Factors—Risks Related to Our Business—Our ability to exercise our cleanup call rights may be limited or delayed if a third party contests our ability to exercise our cleanup call rights, if the related securitization trustee refuses to permit the exercise of such rights, or if a related party is subject to bankruptcy proceedings."

Single-Family Rental (SFR) Properties

Our strategy with respect to the SFR business involves purchasing, renovating, maintaining and managing a large number of geographically diversified high-quality residential properties and leasing them to qualified tenants. As of December 31, 2023, our SFR portfolio consists of 3,888 units with an aggregate carrying value of $1.0 billion, up from 3,731 units with an aggregate carrying value of $971.3 million as of December 31, 2022. During the years ended December 31, 2023 and 2022, we acquired 182 and 1,196 SFR units, respectively.

Our ability to identify and acquire properties that meet our investment criteria is impacted by property prices in our target markets, the inventory of properties available, competition for our target assets and our available capital. Properties added to our portfolio through traditional acquisition channels require expenditures in addition to payment of the purchase price, including property inspections, closing costs, liens, title insurance, transfer taxes, recording fees, broker commissions, property taxes, renovation work and HOA fees, when applicable. Renovation work varies, but may include paint, flooring, cabinetry, appliances, plumbing hardware and other items required to prepare the property for rental. Additionally, we have acquired and are continuing to acquire additional homes through the purchase of communities and portions of communities purpose built for renting from regional and national home builders. Our operating results are also impacted by the amount of time it takes to market and lease a property, which can vary greatly among properties, and is impacted by local demand, our marketing techniques, size of our available inventory and our acquisition channel.

Our revenues are derived primarily from rents collected from tenants for our SFR properties under lease agreements which typically have a term of one to two years. In the fourth quarter of 2023, we entered into a strategic partnership with Darwin Homes, Inc. ("Darwin") to establish a new property management platform, Adoor Property Management LLC ("APM"). Our SFR properties are managed through an external property manager and APM. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality and tenant defaults, and the amount of time it takes to turn properties when tenants vacate. In addition, once a property is available for its initial lease, we incur ongoing property-related expenses, which consist primarily of property taxes, insurance, HOA fees (when applicable), utility expenses, repairs and maintenance, leasing costs, marketing expenses and property administration. Before a property is considered rentable, certain of these expenses are capitalized as building and improvements. Once a property becomes rentable, expenditures for ordinary repairs and maintenance thereafter are expensed as incurred, and we capitalize expenditures that improve or extend the life of a property.

Residential Mortgage Loans

We believe there may be attractive opportunities to invest in portfolios of non-performing and other residential mortgage loans, along with foreclosed properties. We source non-performing residential mortgage loans primarily from two sources: third-party pool purchases and call transactions (discussed above).

With respect to our Ginnie Mae securitization and servicing activities, in order to affect a loan modification, we are required to buy the loan out of the securitization. Once the modification is completed, the loan can be sold into a new Ginnie Mae securitization. We may also choose to exercise our unilateral right to repurchase loans that are delinquent for at least three months out of a Ginnie Mae securitization (as an alternative to continuing to advance principal and interest payments to the holders of the Ginnie Mae securities). Such repurchases are commonly referred to as Early Buyouts ("EBOs").

As of December 31, 2023, our residential loan portfolio consists of 90.8% seasoned performing loans, 8.9% non-performing loans and 0.3% reperforming loans.

Consumer Loans

We pursue various types of investments as the market evolves, including opportunistic investments in consumer loans. Our portfolio of consumer loans includes a co-investment in a portfolio of consumer loans, of which we own 53.5% of interests in through limited liability companies. The portfolio includes personal unsecured loans and personal homeowner loans. We engage OneMain Holdings, Inc. ("OneMain") as a third-party servicer of the loans.

In 2023, we purchased a portfolio of consumer loans from Goldman Sachs Bank USA ("Goldman Sachs"). The portfolio includes unsecured fixed rate closed end installment loans. We engage Goldman Sachs as a third-party master servicer of the loans, and we engage Systems & Services Technologies, Inc. ("SST") as a third-party servicer of the loans.

As of December 31, 2023, our portfolio consists of consumer loans with a UPB of $1.3 billion.

Business Purpose Loans

Genesis provides lending for new acquisition, fix and flip, new construction and rental hold projects across the residential spectrum, including single-family, multi-family and production home building. Furthermore, Genesis provides a complementary business to our other real estate-related businesses and supports our strategy to create, securitize, sell or retain high coupon, low duration assets for our balance sheet. Finally, Genesis supports our growing SFR strategy and allows us to capture additional unmet demand from our Retail and Wholesale origination channels. Genesis originated 1,088 loans with a UPB of $2.1 billion in 2023.

Asset Management

We operate our asset management business primarily through our wholly-owned subsidiary, Sculptor. Sculptor is a leading global alternative asset manager and a specialist in opportunistic investing. Sculptor provides asset management services and investment products across credit, real estate and multi-strategy platforms through commingled funds, separate accounts and other alternative investment vehicles. We acquired Sculptor on November 17, 2023.

Servicing Partners

With respect to our Excess MSRs, servicer advance investments, consumer loans and business purpose loans, we engage third-party servicers to service the loans, or loans underlying the investments, as applicable. With respect to our MSRs and residential mortgage loan investments, we service the loans both in-house and through third-party servicers to service the loans underlying the investments. As of December 31, 2023, our third-party Servicing Partners include, but are not limited to, Mr. Cooper, PHH, Valon, SLS, Fay Financial LLC, SST and OneMain. In addition, each of New Residential Mortgage LLC ("NRM") and SMS may be referred to as a "Servicing Partner" when contextually applicable.

Investment Guidelines

We make decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target asset classes and acquire a variety of assets that may differ from, and are possibly riskier than, our current portfolio.

Our board of directors has adopted a broad set of investment guidelines to evaluate specific investments. Our general investment guidelines prohibit any investment that would cause us to fail to qualify as a REIT and any investment that would cause us to be regulated as an investment company. These investment guidelines may be changed by our board of directors without the approval of our stockholders. If our board of directors changes any of our investment guidelines, we will disclose such changes in our next required periodic report.

Financing Strategy

Our objective is to generate attractive risk-adjusted returns for our stockholders, which at times incorporates the use of leverage. The amount of leverage we deploy for a particular investment depends upon an assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our assets; the gap between the duration of assets and liabilities, including hedges; the availability and cost of financing the assets; our opinion of the creditworthiness of financing counterparties; the health of the U.S. economy and the residential mortgage and housing markets; our outlook on interest rates; the credit quality of the loans underlying our investments; and our outlook for asset spreads relative to financing costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations" for further details about our debt obligations.

Hedging Strategy

We use various hedging instruments and techniques to actively manage and hedge our investment portfolio across various interest rate environments. We expect these instruments and techniques may allow us to reduce, but not eliminate, the impact of changing interest rates on our earnings and liquidity. See "Risk Factors—Risks Related to our Business—Any hedging transactions that we enter into may limit our gains or result in losses."

Our interest rate management techniques may include:

- interest rate swap agreements, interest rate cap agreements, exchange-traded derivatives and swaptions;
- puts and calls on securities or indices of securities;
- U.S. Treasury securities, options on U.S. Treasury securities and U.S. Treasury short sales;
- TBAs; and
- other similar transactions.

Subject to maintaining our qualification as a REIT and exclusion from registration under the 1940 Act, we may, from time to time, utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings and utilize other techniques that we deem appropriate. Under the U.S. federal income tax laws applicable to REITs, we generally will be able to enter into certain transactions to hedge indebtedness that we may incur, or plan to incur, to acquire or carry real estate assets, although our total gross income from interest rate hedges that do not meet this requirement and other non-qualifying sources generally must not exceed 5% of our gross income.

Subject to maintaining our qualification as a REIT and exclusion from registration under the 1940 Act, we may also engage in a variety of interest rate management techniques that seek on the one hand to mitigate the influence of interest rate changes on the values of some of our assets and on the other hand help us achieve our risk management objectives. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a domestic taxable REIT subsidiary ("TRS") that is fully subject to U.S. federal corporate income taxation.

Policies with Respect to Certain Other Activities

Subject to the approval of our board of directors, we have the authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.

We also may make loans to, or provide guarantees of certain obligations of, our subsidiaries.

Subject to the percentage ownership and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments.

Our officers and directors may change any of these policies and our investment guidelines without a vote of our stockholders. In the event that we determine to raise additional equity capital, our board of directors has the authority, without stockholder approval (subject to certain New York Stock Exchange ("NYSE") requirements), to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Decisions regarding the form and other characteristics of the financing for our investments are made by our officers subject to the general investment guidelines adopted by our board of directors.

Regulations

The mortgage industry is subject to a highly complex legal and regulatory framework. Our subsidiaries that perform mortgage lending and servicing activities are subject to extensive regulation by federal, state and local governmental and regulatory authorities, including the CFPB, Federal Trade Commission, the U.S. Department of Housing and Urban Development ("HUD"), the VA, the SEC and various state licensing, supervisory and administrative agencies. Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the financial services sector. From time to time, we also receive requests from such governmental authorities for records, documents and information relating to the policies, procedures and practices of our loan servicing, origination and collection activities. In addition, we are also subject to periodic reviews and audits from the GSEs, Ginnie Mae, the CFPB, HUD, USDA, VA, state regulatory agencies and others. The legal and regulatory environment in which we operate is also constantly evolving as statutes, regulations and practices, and interpretations thereof, that are in place may be amended or otherwise change, and new statutes, regulations and practices may be enacted, adopted or implemented. We expect to continue to face regulatory scrutiny as an organization and as a participant in the mortgage sector.

We and our subsidiaries must comply with a large number of federal, state and local consumer protection laws including, among others, the Dodd-Frank Act, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, Real Estate Settlement Procedures Act, the Truth in Lending Act, the Fair Credit Reporting Act, the Servicemembers Civil Relief Act, the Homeowners Protection Act, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Equal Credit Opportunity Act, as well as individual state licensing, privacy, foreclosure laws and federal and local bankruptcy rules. These statutes apply to many facets of our subsidiaries' businesses, including loan origination, default servicing and collections, use of credit reports, safeguarding of non-public personally identifiable information about customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and such statutes mandate certain disclosures and notices to borrowers. These requirements can and will change as statutes and regulations are enacted, promulgated, amended, interpreted and enforced.

In addition, various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection Act of 1994 ("HOEPA") prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. Failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as a servicer or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.

Further, certain of our subsidiaries are subject to the registration and reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are therefore subject to regulation and oversight by the SEC. Our wholly-owned subsidiary, Sculptor, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). In addition, among other rules and regulations, we are subject to regulation by the Department of Labor under the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"). As a registered commodity pool operator and a registered commodity trading advisor, we are subject to regulation and oversight by the Commodity Futures Trading Commission ("CFTC"). We are also subject to regulation and oversight by the National Futures Association in the U.S., as well as other regulatory bodies. Our European and Asian operations, and our investment activities around the globe, are subject to a variety of regulatory regimes that vary country by country, including the United Kingdom ("UK") Financial Conduct Authority and the Securities and Futures Commission in Hong Kong. Currently, governmental authorities in the U.S. and in the other countries in which we operate have proposed additional disclosure requirements and regulation of hedge funds and other alternative asset managers. In certain jurisdictions, including the U.S., the European Union ("EU") and UK, we are also subject to risk retention regulations applicable to securitizations and similar transactions, including collateralized loan obligations ("CLOs") and other transactions that we manage or may manage in the future, which may require us to retain a portion of the securities or other interests issued in some of these CLOs and other transactions, whether in order to satisfy compliance obligations directly applicable to us or in response to investor demands based on regulatory requirements imposed on such investors.

We also must comply with federal, state and local laws related to data privacy and the handling of non-public personal financial information of our customers, including the California Consumer Protection Act ("CCPA") and similar state statutes, and we expect additional states to enact legislation similar to the CCPA, which limit how companies can use customer data and impose obligations on companies in their management of such data. The service providers we use, including outside counsel retained to process foreclosures and bankruptcies, must also comply with some of these legal requirements. Changes to laws, regulations or regulatory policies or their interpretation or implementation and the continued heightening of regulatory requirements could affect us in substantial and unpredictable ways, including damaging our reputation and being subject to fines, legal liabilities or other penalties.

These and other laws and regulations directly affect our business and require constant compliance monitoring and internal and external audits and examinations by federal and state regulators. We work diligently to assess and understand the implications of the complex regulatory environment in which we operate and strive to meet the requirements of this constantly changing environment. We dedicate substantial resources to regulatory compliance while at the same time striving to meet the needs and expectations of our customers, clients and other stakeholders. Notwithstanding these efforts, there can be no assurance that we will be able to remain in compliance with these requirements. See "Risk Factors—Risks Related to the Financial Markets and Our Regulatory Environment."

Operational and Regulatory Structure

REIT Qualification

We have elected and intend to qualify to be taxed as a REIT for U.S. federal income tax purposes. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code"), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our initial taxable year ended December 31, 2013, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

1940 Act Exclusion

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the "40% test"). Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company that conducts its businesses primarily through wholly-owned and majority owned subsidiaries. We intend to continue to conduct our operations so that we do not come within the definition of an investment company because less than 40% of the value of our adjusted total assets on an unconsolidated basis will consist of "investment securities" in compliance with the 40% test under Section 3(a)(1)(C) of the 1940 Act. The value of securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of "investment company" based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not exceed the 40% test under Section 3(a)(1)(C) of the 1940 Act. For purposes of the foregoing, we currently treat our interests in SLS servicer advances and our subsidiaries that hold consumer loans as investment securities because these subsidiaries presently rely on the exclusion provided by Section 3(c)(7) of the 1940 Act. We will monitor our holdings to ensure continuing and ongoing compliance with the 40% test under Section 3(a)(1)(C) of the 1940 Act. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries.

If the value of securities issued by our subsidiaries that are excluded from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds the 40% test under Section 3(a)(1)(C) of the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the market price of our common stock, the sustainability of our business model and our ability to make distributions.

For purposes of the foregoing, we treat our interests in certain of our wholly-owned and majority owned subsidiaries, which constitutes more than 60% of the value of our adjusted total assets on an unconsolidated basis, as non-investment securities because such subsidiaries qualify for exclusion from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act (the "Section 3(c)(5)(C) exclusion"). The Section 3(c)(5)(C) exclusion is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." The Section 3(c)(5)(C) exclusion generally requires that at least 55% of these subsidiaries' assets comprise qualifying real estate assets and at least 80% of each of their portfolios must comprise qualifying real estate assets and real estate-related assets under the 1940 Act. Maintenance of our exclusion under the 1940 Act generally limits the amount of our Section 3(c)(5)(C) subsidiaries' investments in non-real estate assets to no more than 20% of our total assets.

In satisfying the 55% requirement under the Section 3(c)(5)(C) exclusion, based on guidance from the SEC and its staff, we treat Agency RMBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets. The SEC and its staff have not published guidance with respect to the treatment of whole pool Non-Agency RMBS for purposes of the Section 3(c)(5)(C) exclusion. Accordingly, based on our own judgment and analysis of the guidance from the SEC and its staff identifying Agency whole pool certificates as qualifying real estate assets under Section 3(c)(5)(C), we treat whole pool Non-Agency RMBS issued with respect to an underlying pool of mortgage loans in which our subsidiary relying on Section 3(c)(5)(C) holds all of the certificates issued by the pool as qualifying real estate assets. We also treat whole mortgage loans that each of our subsidiaries relying on Section 3(c)(5)(C) may acquire directly as qualifying real estate assets provided that 100% of the loan is secured by real estate when such subsidiary acquires the loan, and the subsidiary has the unilateral right to foreclose on the mortgage.

Based on our own judgment and analysis of the guidance from the SEC and its staff with respect to analogous assets, we treat Excess MSRs for which we do not own the related servicing rights as real estate-related assets for purposes of satisfying the 80% test under the Section 3(c)(5)(C) exclusion. We treat investments in Agency partial pool RMBS and Non-Agency partial pool RMBS as real estate-related assets for purposes of satisfying the 80% test under the Section 3(c)(5)(C) exclusion.

We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC may in the future take a view different than or contrary to our analysis with respect to the types of assets we have determined to be qualifying real estate assets or real estate-related assets. To the extent that the SEC staff publishes new or different guidance with respect to these matters, or disagrees with our analysis, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Although we monitor our portfolio periodically and prior to each investment origination or acquisition, there can be no assurance that we will be able to maintain the Section 3(c)(5)(C) exclusion from the definition of an investment company under the 1940 Act for these subsidiaries.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the exclusions or exceptions we and our subsidiaries rely on from the 1940 Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

Qualification for an exclusion from registration under the 1940 Act will limit our ability to make certain investments. See "Risk Factors—Risks Related to the Financial Markets and Our Regulatory Environment—Maintenance of our 1940 Act exclusion imposes limits on our operations."

Competition

Our overall success depends, in large part, on our ability to acquire target assets on terms consistent with our business and economic model. In acquiring these assets, we expect to compete with banks, REITs, independent mortgage loan originators and servicers, private equity firms, alternative asset managers, hedge funds and other large financial services companies, as well as technology-oriented platforms, often referred to as "disruptors," across the broader real estate and financial services industry. Many of our anticipated competitors are significantly larger than we are, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could lead them to offer higher prices for assets that we might be interested in acquiring and cause us to lose bids for those assets. In addition, other potential purchasers of our target assets may be more attractive to sellers of such assets if the sellers believe that these potential purchasers could obtain any necessary third-party approvals and consents more easily than us.

As it relates to our Mortgage Company (including mortgage-related services businesses), we provide various residential mortgage loan and real estate services products. We compete with other lenders across a variety of industry segments. Loan production faces intense competition primarily on the basis of product offerings, brand recognition, technical knowledge, speed of execution, rates and fees. Servicing competes primarily on the price, experience, quality and efficiency of execution and servicing performance. Potential counterparties also assess our ability to demonstrate compliance with local, state and federal regulations and to improve technology and processes while controlling our costs.

As it relates to our asset management business, the asset management industry is intensely competitive, and we expect that it will remain so. We compete globally and regionally with other investment managers, including hedge funds, public and private investment firms, distressed debt funds, mezzanine funds and other CLO issuers, real estate development companies, business development companies, investment banks and other financial institutions worldwide. We compete for both investors in our funds and attractive investment opportunities based on a number of factors, including investment performance, brand recognition, business reputation, pricing, innovation, the quality of services we provide to the investors in our funds, the range of products we offer and our ability to attract and retain qualified professionals in all aspects of our business while managing our operating costs. We face competitors that are larger than we are and have greater financial, technical and marketing resources. Certain of our competitors may continue to raise capital to pursue investment strategies that may be similar to ours, which may create additional competition for investment opportunities. In addition, some of these competitors may have higher risk tolerances or make different risk assessments than we do, or may have lower return thresholds, allowing them to consider a wider variety of investments and establish broader networks of business relationships. They may also be subject to different regulatory requirements, which may give them greater flexibility to pursue investment opportunities or attract new capital to their funds. For additional information regarding the competitive risks that we face, see "Risk Factors—Risks Related to Our Recent Acquisitions—Competitive pressures in the asset management business could materially adversely affect our business, financial condition or results of operations."

In the face of this competition, we expect to take advantage of the experience of members of our management team and their industry expertise which may provide us with a competitive advantage and help us assess potential risks and determine appropriate pricing for certain potential acquisitions of our target assets. In addition, we expect that these relationships will enable us to compete more effectively for attractive acquisition opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face.

Employees and Human Capital Resources

Our executive management team oversees our human capital resources and employment practices to ensure that an asset as important as our employees are strategically integrated with our goals and business plans as a manager of assets and investments focused on the real estate and financial services industries.

Diversity, Equity & Inclusion

We believe that our employees are one of our strongest resources. We seek out talented, driven and diverse individuals who work together to positively impact the lives of our team members, shareholders and the communities we serve. Further, we are committed to diversity, equity and inclusion best practices in all phases of the employee life cycle, including recruitment, training and development and promotion, and we are consistently working to achieve greater workplace diversity.

We have been and will continue to be an equal opportunity employer committed to hiring, developing and supporting a diverse, equitable and inclusive workplace. To ensure full implementation of this equal employment policy, we take steps to ensure that persons are recruited, hired, assigned and promoted without regard to race, national origin, religion, age, color, sex, pregnancy, sexual orientation, gender identity and expression, disability, genetic information, veteran status or any other characteristic protected by local, state or federal laws, rules or regulations. We reward our employees based on merit and their contributions in accordance with the requirements of the Equal Employment Opportunities Commission.

We maintain policies that reinforce and enhance our commitment to high ethical standards, corporate governance and internal controls, to provide the best and most competitive service to our customers in order to enhance stockholder value. We promote a workplace that is free of harassment and discriminatory and retaliatory practices. In keeping with these priorities, we maintain an open-door policy for conflict management and require interactive harassment prevention training at least once per year for both managers and employees consistent with applicable state and local laws. We regularly re-evaluate our internal policies, including codes of ethics, corporate governance, disclosure controls, anti-discrimination, harassment, retaliation and related complaint procedures, insider trading and related party transaction activity.

Additionally, we work to ensure our commitments to diversity, equity and inclusion are reflected throughout our operating companies.

Employee Compensation & Employee Engagement

We recognize employee engagement and retention as a critical factor to our success and are committed to maintaining a work environment in which employee growth and advancement are very important. We strive to recognize and reward noteworthy performance, evaluated through periodic reviews with each employee. We seek to attract and retain the most relevant and skilled employees by offering competitive compensation and benefits, including both fixed and variable pay, consisting of base salary, cash bonuses and equity-based compensation consistent with employee position and seniority, as well as opportunities for merit-based increases. Additionally, among other benefits, we provide our employees with comprehensive medical, dental and vision coverage, life and long-term disability insurance, critical illness coverage and supplemental accident insurance.

As of December 31, 2023, we have 6,570 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement.

The table below summarizes the number of our employees by segment:

Segment	Number of Employees
Origination and Servicing	5,646
Mortgage Related Businesses	164
Mortgage Loans Receivable	145
Asset Management	323
Corporate and Other	292
Total	6,570

Legal Proceedings

For a discussion of our legal proceedings, see Item 3. "Legal Proceedings" in this report.

Corporate Governance and Internet Address; Where Readers Can Find Additional Information

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors, and the Audit, Nominating and Corporate Governance and Compensation committees of our board of directors are composed exclusively of independent directors. We have adopted corporate governance guidelines and codes of business conduct and ethics, which delineate our standards for our officers, directors and employees.

Rithm Capital files annual, quarterly and current reports, proxy statements and other information required by the Exchange Act with the SEC. Our SEC filings are available to the public from the SEC's internet site at http://www.sec.gov.

Our internet site is http://www.rithmcap.com. We make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website in the "Investors—Governance" section are charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as our Corporate Governance Guidelines and policies, including our Code of Business Conduct and Ethics governing our directors, officers and employees. Information on, or accessible through, our website is not a part of, and is not incorporated into, this report.

ITEM 1A. RISK FACTORS

Investing in our stock involves a high degree of risk. You should carefully read and consider the following risk factors and all other information contained in this report. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, financial condition or results of operations could be materially and adversely affected. The risk factors summarized below are categorized as follows: (i) Risks Related to Our Business, (ii) Risks Related to the Financial Markets and Our Regulatory Environment, (iii) Risks Related to Our Financing Arrangements, (iv) Risks Related to Our Taxation as a REIT, (v) Risks Related to Our Recent Acquisitions, (vi) Risks Related to Our Stock and (vii) General Risks. However, these categories do overlap and should not be considered exclusive.

Risks Related to Our Business

We may not be able to successfully operate our business strategy or generate sufficient revenue to make or sustain distributions to our stockholders.

We cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies. There can be no assurance that we will be able to generate sufficient returns to pay our operating expenses, satisfy our debt obligations and pay dividends to our stockholders. Our results of operations and our ability to make or sustain distributions to our stockholders depend on several factors, including the availability of opportunities to acquire attractive assets, the performance of our funds, our ability to integrate recently acquired businesses including Sculptor, the level and volatility of interest rates, the performance of our origination and servicing businesses, the availability of adequate short- and long-term financing and conditions in the real estate market, the financial markets and economic conditions.

The value of our investments, including the valuation methodologies used for certain assets in our funds, is based on various assumptions that could prove to be incorrect and could have a negative impact on our financial results.

When we make investments, we base the price we pay on, among other things, our projection of the cash flows from the investments. We generally record such investments on our balance sheet at fair value and we measure their fair value on a recurring basis. Our projections of the cash flow from our investments, and the determination of the fair value thereof, are based on assumptions about various factors, including, but not limited to:

- expected and historical trends;
- rates of prepayment and repayment of the underlying loans;
- potential fluctuations in prevailing interest rates and credit spreads;
- rates of delinquencies and defaults, and related loss severities;
- costs of engaging a subservicer to service MSRs;
- market discount rates;
- in the case of Excess MSRs, recapture rates; and/or
- in the case of servicer advance investments and servicer advances receivable, the amount and timing of servicer advances and recoveries.

Our assumptions could differ materially from actual results. The use of different estimates or assumptions in connection with the valuation of these investments could produce materially different fair values for such investments, which could have a material adverse effect on our consolidated financial position and results of operations. A valuation is only an estimate of value and is not a precise measure of realizable value. Ultimate realization of the market value of a private asset depends to a great extent on economic and other conditions beyond our control. Further, valuations do not necessarily represent the price at which a private investment would sell since market prices of private investments can only be determined by negotiation between a willing buyer and seller. The ultimate realization of the value of our investments may be materially different than the fair values of such investments as reflected in our Consolidated Financial Statements as of any particular date.

Significant and widespread decreases in the fair values of our assets could result in the potential impairment of the carrying value of goodwill or other indefinite-lived intangible assets and could also cause us to breach the financial covenants under our borrowing facilities or other agreements related to liquidity, net worth, leverage or other financial metrics. Such covenants, if breached, may require us to immediately repay all outstanding amounts borrowed, if any, under these facilities, could cause these facilities to become unavailable for future financing, and could trigger cross-defaults under other debt agreements. In any such scenario, we could engage in discussions with our financing counterparties with regard to such covenants; however, we cannot predict whether our financing counterparties would negotiate terms or agreements in respect of these financial covenants, the timing of any such negotiations or agreements or the terms thereof. A continued reduction in our cash flows could impact our ability to continue paying dividends to our stockholders at the expected levels or at all.

We refer to our MSRs, MSR financing receivables, Excess MSRs and the basic fee portion of the related MSRs included in our servicer advance investments, collectively, as our interests in MSRs.

With respect to our investments in interests in MSRs, residential mortgage loans and consumer loans and a portion of our RMBS, when the related loans are prepaid as a result of a refinancing or otherwise, the related cash flows payable to us will either, in the case of interest-only RMBS, and/or interests in MSRs, cease (unless, in the case of our interests in MSRs, the loans are recaptured upon a refinancing), or we will cease to receive interest income on such investments, as applicable. Borrowers under residential mortgage loans and consumer loans are generally permitted to prepay their loans at any time without penalty. Our expectation of prepayment rates is a significant assumption underlying our cash flow projections.

Prepayment rate is the measurement of how quickly borrowers pay down the UPB of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. A significant increase in prepayment rates could materially reduce the ultimate cash flows and/or interest income, as applicable, we receive from our investments, and we could ultimately receive substantially less than what we paid for such assets, decreasing the fair value of our investments. If the fair value of our investment portfolio decreases, we would generally be required to record a non-cash charge, which would have a negative impact on our financial results. Consequently, the price we pay to acquire our investments may prove to be too high if there is a significant increase in prepayment rates.

The values of our investments are highly sensitive to changes in interest rates. Historically, the value of MSRs, which underpin the value of our investments, including interests in MSRs, has increased when interest rates rise and decreased when interest rates decline due to the effect of changes in interest rates on prepayment rates.

Moreover, delinquency rates have a significant impact on the value of our investments. When the UPB of mortgage loans cease to be a part of the aggregate UPB of the serviced loan pool (for example, when delinquent loans are foreclosed on or repurchased, or otherwise sold, from a securitized pool), the related cash flows payable to us, as the holder of an interest in the related MSR, cease. An increase in delinquencies will generally result in lower revenue because typically we will only collect on our interests in MSRs from the Agencies or mortgage owners for performing loans. An increase in delinquencies with respect to the loans underlying our servicer advances could also result in a higher advance balance and the need to obtain additional financing, which we may not be able to do on favorable terms or at all. Additionally, in the case of residential mortgage loans, consumer loans, business purpose loans and RMBS that we own, an increase in foreclosures could result in an acceleration of repayments, resulting in a decrease in interest income. Alternatively, increases in delinquencies and defaults could also adversely affect our investments in RMBS, residential mortgage loans, consumer loans and/or business purpose loans if and to the extent that losses are suffered on residential mortgage loans, consumer loans, business purpose loans or, in the case of RMBS, the residential mortgage loans underlying such RMBS. Accordingly, if delinquencies are significantly greater than expected, the estimated fair value of these investments could be diminished. As a result, we could suffer a loss, which would have a negative impact on our financial results.

We are party to several "recapture agreements" whereby our MSR or Excess MSR is retained if the applicable Servicing Partner originates a new loan the proceeds of which are used to repay a loan underlying an MSR or Excess MSR in our portfolio. We believe that such agreements will mitigate the impact on our returns in the event of a rise in voluntary prepayment rates, with respect to investments where we have such agreements. There are no assurances, however, that counterparties will enter into such arrangements with us in connection with any future investment in MSRs or Excess MSRs. We are not party to any such arrangements with respect to any of our investments other than MSRs and Excess MSRs.

If the applicable Servicing Partner does not meet anticipated recapture targets, the servicing cash flow on a given pool could be significantly lower than projected, which could have a material adverse effect on the value of our MSRs or Excess MSRs and consequently on our business, financial condition, results of operations and cash flows. Our recapture target for our current recapture agreements is stated in the table in Note 20 to our Consolidated Financial Statements.

Additionally, certain valuation methodologies for certain assets in our funds are subject to significant subjectivity and risk exists that these policies and procedures may not always function effectively. There are no readily ascertainable market prices for the large number of the illiquid investments held by our funds. The fair value of the investments of our funds is determined periodically by us using a number of methodologies permitted by our funds' valuation policies. These methodologies involve a significant degree of judgment and are based on a number of factors, which may include, without limitations, the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment, the length of time the investment has been held, the trading price of financial instruments (in the case of publicly traded financial instruments), restrictions on transfer and other recognized valuation methodologies. In addition, because certain of the illiquid investments held by our funds may be in industries or sectors that are under distress or undergoing some uncertainty, such investments may be subject to rapid changes in value caused by sudden company-specific or industry-specific developments.

Because there is significant uncertainty in the valuation of and in the stability of the value of illiquid investments, the fair values of such investments as reflected in a fund's net asset value do not necessarily reflect the prices that might actually be obtained when such investments are sold. Realizations at values significantly lower than the values at which investments have been reflected in fund net asset values would result in losses for the applicable funds, a decline in management fees and the loss of potential incentive income. Also, a situation where asset values turn out to be materially different from values reflected in fund net asset values may cause investors to lose confidence in us, which could, in turn, result in redemptions from our funds, difficulties in our ability to raise additional capital or an increased risk of litigation by investors or governmental or self-regulatory organizations. These issues could result in regulatory scrutiny of our valuation methodologies, polices and related disclosures.

Servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our servicer advance investments or MSRs.

We are generally required to make servicer advances related to the pools of loans for which we are the named servicer. In addition, we have agreed to purchase from our Servicing Partners all servicer advances related to certain loan pools, as a result of which we are entitled to amounts representing repayment for such advances. During any period in which a borrower is not making payments, a servicer is generally required under the applicable servicing agreement to advance its own funds to cover the principal and interest remittances due to investors in the loans, pay property taxes and insurance premiums to third parties and to make payments for legal expenses and other protective advances. The servicer also advances funds to maintain, repair and market real estate properties on behalf of investors in the loans.

Repayment of servicer advances and payment of deferred servicing fees are generally made from late payments and other collections and recoveries on the related residential mortgage loan (including liquidation, insurance and condemnation proceeds) or, if the related servicing agreement provides for a "general collections backstop," from collections on other residential mortgage loans to which such servicing agreement relates. The rate and timing of payments on servicer advances and deferred servicing fees are unpredictable for several reasons, including the following:

- payments on the servicer advances and the deferred servicing fees depend on the source of repayment and whether and when the related servicer receives such payment (certain servicer advances are reimbursable only out of late payments and other collections and recoveries on the related residential mortgage loan, while others are also reimbursable out of principal and interest collections with respect to all residential mortgage loans serviced under the related servicing agreement, and as a consequence, the timing of such reimbursement is highly uncertain);
- the length of time necessary to obtain liquidation proceeds may be affected by conditions in the real estate market or the financial markets generally, the availability of financing for the acquisition of the real estate and other factors, including, but not limited to, government intervention;
- the length of time necessary to effect a foreclosure may be affected by variations in the laws of the particular jurisdiction in which the related mortgaged property is located, including whether or not foreclosure requires judicial action;
- the requirements for judicial actions for foreclosure (which can result in substantial delays in reimbursement of servicer advances and payment of deferred servicing fees), which vary from time to time as a result of changes in applicable state law; and
- the ability of the related servicer to sell delinquent residential mortgage loans to third parties prior to a sale of the underlying real estate, resulting in the early reimbursement of outstanding unreimbursed servicer advances in respect of such residential mortgage loans.

As home values change, the servicer may have to reconsider certain of the assumptions underlying its decisions to make advances. In certain situations, its contractual obligations may require the servicer to make certain advances for which it may not be reimbursed. For example, a servicer may not ultimately be reimbursed if both (i) the payments from related loan, property or mortgagor payments are insufficient for reimbursement and (ii) a general collections backstop is not available or is insufficient. Also, if a servicer improperly makes a servicer advance, it would not be entitled to reimbursement. In addition, when a residential mortgage loan defaults or becomes delinquent, the repayment of the advance may be delayed until the residential mortgage loan is repaid or refinanced, or a liquidation occurs. To the extent that one of our Servicing Partners fails to recover the servicer advances in which we have invested or takes longer than we expect to recover such advances, the value of our investment could be adversely affected, and we could fail to achieve our expected return and suffer losses. Accordingly, while we do not expect recovery rates to vary materially during the term of our investments, there can be no assurance regarding future recovery rates related to our portfolio.

We rely on our Servicing Partners to achieve our investment objective for certain investments and have no direct ability to influence their performance.

The value of certain of our investments is dependent on the satisfactory performance of servicing obligations by the related mortgage servicer or subservicer, as applicable. The duties and obligations of mortgage servicers are defined through contractual agreements, generally referred to as Servicing Guides in the case of GSEs, the MBS Guide in the case of Ginnie Mae or pooling agreements, securitization servicing agreements, pooling and servicing agreements or other similar agreements (collectively, "PSAs") in the case of Non-Agency RMBS (collectively, the "Servicing Guidelines"). The duties of the subservicers we engage to service the loans underlying our MSRs are contained in subservicing agreements with our subservicers. The duties of a subservicer under a subservicing agreement may not be identical to the obligations of the servicer under Servicing Guidelines. Our interests in MSRs are subject to all of the terms and conditions of the applicable Servicing

Guidelines. Servicing Guidelines generally provide for the possibility of termination of the contractual rights of the servicer in the absolute discretion of the owner of the mortgages being serviced (or the required bondholders in the case of Non-Agency RMBS). Under the Agency Servicing Guidelines, the servicer may be terminated by the applicable Agency for any reason, "with" or "without" cause, for all or any portion of the loans being serviced for such Agency. In the event mortgage owners (or bondholders) terminate the servicer (regardless of whether such servicer is a subsidiary of Rithm Capital or one of its subservicers), the related interests in MSRs would under most circumstances lose all value on a going forward basis. If the servicer is terminated as servicer for any Agency pools, the servicer's right to service the related mortgage loans will be extinguished and our interests in related MSRs will likely lose all of their value. Any recovery in such circumstances, in the case of Non-Agency RMBS, will be highly conditioned and may require, among other things, a new servicer willing to pay for the right to service the applicable residential mortgage loans while assuming responsibility for the origination and prior servicing of the residential mortgage loans. In addition, in the case of Agency MSRs, any payment received from a successor servicer will be applied first to pay the applicable Agency for all of its claims and costs, including claims and costs against the servicer that do not relate to the residential mortgage loans for which we own interests in the MSRs. A termination could also result in an event of default under our related financings. It is expected that any termination of a servicer by mortgage owners (or bondholders) would take effect across all mortgages of such mortgage owners (or bondholders) and would not be limited to a particular vintage or other subset of mortgages. Therefore, it is possible that all investments with a given servicer would lose all their value in the event mortgage owners (or bondholders) terminate such servicer. See "—We have significant counterparty concentration risk in certain of our Servicing Partners and are subject to other counterparty concentration and default risks." As a result, we could be materially and adversely affected if one of our Servicing Partners is unable to adequately carry out its duties as a result of:

- its failure to comply with applicable laws and regulations;
- its failure to comply with contractual and financing obligations and covenants;
- a downgrade in, or failure to maintain, any of its servicer ratings;
- its failure to maintain sufficient liquidity or access to sources of liquidity;
- its failure to perform its loss mitigation obligations;
- its failure to perform adequately in its external audits;
- a failure in or poor performance of its operational systems or infrastructure;
- regulatory or legal scrutiny or regulatory actions regarding any aspect of a servicer's operations, including, but not limited to, servicing practices and foreclosure processes lengthening foreclosure timelines;
- an Agency's or a whole-loan owner's transfer of servicing to another party; or
- any other reason.

In the ordinary course of business, our Servicing Partners are subject to numerous legal proceedings, federal, state or local governmental examinations, investigations or enforcement actions which could adversely affect their reputation and their liquidity, financial position and results of operations. Mortgage servicers, including certain of our Servicing Partners, have experienced heightened regulatory scrutiny and enforcement actions and our Servicing Partners could be adversely affected by the market's perception that they could experience, or continue to experience, regulatory issues. See "Risks Related to the Financial Markets and Our Regulatory Environment—Certain of our Servicing Partners have been and are subject to federal and state regulatory matters and other litigation, which may adversely impact us."

Loss mitigation techniques are intended to reduce the probability that borrowers will default on their loans and to minimize losses when defaults occur, and they may include the modification of mortgage loan rates, principal balances and maturities. If any of our Servicing Partners fail to adequately perform their loss mitigation obligations, we could be required to make or purchase, as applicable, servicer advances in excess of those that we might otherwise have had to make or purchase and the time period for collecting servicer advances may extend. Any increase in servicer advances or material increase in the time to resolution of a defaulted loan could result in increased capital requirements and financing costs for us and our co-investors and could adversely affect our liquidity and net income. In the event that one of our servicers from which we are obligated to purchase servicer advances is required by the applicable Servicing Guidelines to make advances in excess of amounts that we or, in the case of Mr. Cooper, the co-investors, are willing or able to fund, such servicer may not be able to fund these advance requests, which could result in a termination event under the applicable Servicing Guidelines, an event of default under our advance facilities and a breach of our purchase agreement with such servicer. As a result, we could experience a partial or total loss of the value of our servicer advance investments.

MSRs and servicer advances are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions. If the Servicing Partner actually or allegedly failed to comply with applicable laws, rules or regulations, it could be terminated as the servicer, and could lead to civil and criminal liability, loss of licensing, damage to our reputation and litigation, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, servicer advances that are improperly made may not be eligible for financing under our facilities and may not be reimbursable by the related securitization trust or other owner of the residential mortgage loan, which could cause us to suffer losses.

Favorable servicer ratings from third-party rating agencies, such as S&P Global Ratings ("S&P"), Moody's Investors Service ("Moody's") and Fitch Ratings ("Fitch"), are important to the conduct of a mortgage servicer's loan servicing business, and a downgrade in a Servicing Partner's servicer ratings could have an adverse effect on the value of our interests in MSRs and result in an event of default under our financings. Downgrades in a Servicing Partner's servicer ratings could adversely affect our ability to finance our assets and maintain their status as an approved servicer by Fannie Mae and Freddie Mac. Downgrades in servicer ratings could also lead to the early termination of existing advance facilities and affect the terms and availability of financing that a Servicing Partner or we may seek in the future. A Servicing Partner's failure to maintain favorable or specified ratings may cause their termination as a servicer and may impair their ability to consummate future servicing transactions, which could result in an event of default under our financing for servicer advances and have an adverse effect on the value of our investments because we will rely heavily on Servicing Partners to achieve our investment objectives and have no direct ability to influence their performance.

For additional information about the ways in which we may be affected by mortgage servicers, see "—The value of our interests in MSRs, servicer advances, residential mortgage loans, business purpose loans and RMBS may be adversely affected by deficiencies in servicing and foreclosure practices, as well as related delays in the foreclosure process."

A number of lawsuits, including class-actions, have been filed against mortgage servicers alleging improper servicing in connection with residential Non-Agency mortgage securitizations. Investors in, and counterparties to, such securitizations may commence legal action against us and responding to such claims, and any related losses, could negatively impact our business.

A number of lawsuits, including class actions, have been filed against mortgage servicers alleging improper servicing in connection with residential Non-Agency mortgage securitizations. Investors in, and counterparties to, such securitizations may commence legal action against us and responding to such claims, and any related losses, could negatively impact our business. The number of counterparties on behalf of which we service loans significantly increases as the size of our Non-Agency MSR portfolio increases and we may become subject to claims and legal proceedings, including purported class-actions, in the ordinary course of our business, challenging whether our loan servicing practices and other aspects of our business comply with applicable laws, agreements and regulatory requirements. We are unable to predict whether any such claims will be made, the ultimate outcome of any such claims, the possible loss, if any, associated with the resolution of such claims or the potential impact any such claims may have on us or our business and operations. Regardless of the merit of any such claims or lawsuits, defending any claims or lawsuits may be time consuming and costly and we may be required to expend significant internal resources and incur material expenses, and management time may be diverted from other aspects of our business, in connection therewith. Further, if our efforts to defend any such claims or lawsuits are not successful, our business could be materially and adversely affected. As a result of investor and other counterparty claims, we could also suffer reputational damage and trustees, lenders and other counterparties could cease wanting to do business with us.

Failure to successfully modify, resell or refinance early buyout loans or defaults of the early buyout loans beyond expected levels may adversely affect our business, financial condition, liquidity and results of operations.

As a mortgage servicer, we have an EBO option for loans at least three months delinquent in our Ginnie Mae MSR portfolio. As of December 31, 2023, Rithm Capital holds approximately $1.8 billion in residential mortgage loans subject to repurchase on its Consolidated Balance Sheets. Purchasing delinquent Ginnie Mae loans provides us with an alternative to our mortgage servicing obligation of advancing principal and interest at the coupon rate of the related Ginnie Mae security. While our EBO program reduces the cost of servicing the Ginnie Mae loans, it may also accelerate loss recognition when the loans are repurchased because we are required to write off accumulated non-reimbursable interest advances and other costs. In addition, after purchasing the delinquent Ginnie Mae loans, we expect to resecuritize many of the delinquent loans into another Ginnie Mae guaranteed security upon the delinquent loans becoming current either through the borrower's reperformance or through the completion of a loan modification; however, there is no guarantee that any delinquent loan will reperform or be modified. Failure to successfully modify, resell or refinance our repurchased Ginnie Mae loans or default of a significant portion of the repurchased Ginnie Mae loans may adversely affect our business, financial condition, liquidity and results of operations.

Our ability to acquire and/or transfer MSRs may be subject to the approval of various third parties and such approvals may not be provided on a timely basis or at all, or may be subject to conditions, representations and warranties and indemnities.

Our ability to acquire and/or transfer MSRs may be subject to the approval of various third parties and such approvals may not be provided on a timely basis or at all or may be conditioned upon our satisfaction of significant conditions which could require material expenditures and the provision of significant representations, warranties and indemnities. Such third parties may include the Agencies and the Federal Housing Finance Agency ("FHFA") with respect to agency MSRs, and securitization trustees, master servicers, depositors, rating agencies and insurers, among others, with respect to Non-Agency MSRs. The process of obtaining any such approvals required for a servicing transfer, especially with respect to Non-Agency MSRs, may be time consuming and costly and we may be required to expend significant internal resources and incur material expenses in connection with such transactions. Further, the parties from whom approval is necessary may require that we provide significant representations and warranties and broad indemnities as a condition to their consent, which such representations and warranties and indemnities, if given, may expose us to material risks in addition to those arising under the related servicing agreements. Consenting parties may also charge a material consent fee and may require that we reimburse them for the legal expenses they incur in connection with their approval of the servicing transfer, which such expenses may include costs relating to substantial contract due diligence and may be significant. No assurance can be given that we will be able to successfully obtain the consents required to acquire the MSRs that we have agreed to purchase.

We have significant counterparty concentration risk in certain of our Servicing Partners and are subject to other counterparty concentration and default risks.

We are not restricted from dealing with any particular counterparty or from concentrating any or all of our transactions with a few counterparties. Any loss suffered by us as a result of a counterparty defaulting, refusing to conduct business with us or imposing more onerous terms on us would also negatively affect our business, results of operations, cash flows and financial condition.

Our interests in MSRs relate to loans serviced or subserviced, as applicable, by our Servicing Partners. As disclosed in Notes 5, 6 and 7 to our Consolidated Financial Statements, certain of our Servicing Partners service and/or subservice a substantial portion of our interests in MSRs. If any of these Servicing Partners is the named servicer of the related MSR and is terminated, its servicing performance deteriorates, or in the event that any of them files for bankruptcy, our expected returns on these investments could be severely impacted. In addition, a large portion of the loans underlying our Non-Agency RMBS are serviced by certain of our Servicing Partners. We closely monitor our Servicing Partners' mortgage servicing performance and overall operating performance, financial condition and liquidity, as well as their compliance with applicable regulations and Servicing Guidelines. We have various information, access and inspection rights in our agreements with these Servicing Partners that enable us to monitor aspects of their financial and operating performance and credit quality, which we periodically evaluate and discuss with their management. However, we have no direct ability to influence our Servicing Partners' performance, and our diligence cannot prevent, and may not even help us anticipate, the termination of any such Servicing Partners' servicing agreement or a severe deterioration of any of our Servicing Partners' servicing performance on our portfolio of interests in MSRs.

Furthermore, certain of our Servicing Partners are subject to numerous legal proceedings, federal, state or local governmental examinations, investigations or enforcement actions, which could adversely affect their operations, reputation and liquidity, financial position and results of operations. See "Risks Related to the Financial Markets and Our Regulatory Environment—Certain of our Servicing Partners have been and are subject to federal and state regulatory matters and other litigation, which may adversely impact us" for more information.

None of our Servicing Partners has an obligation to offer us any future co-investment opportunity on the same terms as prior transactions, or at all, and we may not be able to find suitable counterparties from which to acquire interests in MSRs, which could impact our business strategy. See "—We rely on our Servicing Partners to achieve our investment objective for certain investments and have no direct ability to influence their performance."

Repayment of the outstanding amount of servicer advances (including payment with respect to deferred servicing fees) may be subject to delay, reduction or set-off in the event that the related Servicing Partner breaches any of its obligations under the Servicing Guidelines, including, without limitation, any failure of such Servicing Partner to perform its servicing and advancing functions in accordance with the terms of such Servicing Guidelines. If any applicable Servicing Partner is terminated or resigns as servicer and the applicable successor servicer does not purchase all outstanding servicer advances at the time of transfer, collection of the servicer advances will be dependent on the performance of such successor servicer and, if applicable, reliance on such successor servicer's compliance with the "first-in, first-out" or "FIFO" provisions of the Servicing Guidelines. In addition, such successor servicers may not agree to purchase the outstanding advances on the same terms as our current purchase arrangements and may require, as a condition of their purchase, modification to such FIFO provisions, which could further delay our repayment and adversely affect the returns from our investment.

We are subject to substantial other operational risks associated with our Servicing Partners in connection with the financing of servicer advances. In our current financing facilities for servicer advances, the failure of our Servicing Partner to satisfy various covenants and tests can result in an amortization event and/or an event of default. We have no direct ability to control our Servicing Partners' compliance with those covenants and tests. Failure of our Servicing Partners to satisfy any such covenants or tests could result in a partial or total loss on our investment.

In addition, our Servicing Partners are party to our servicer advance financing agreements, with respect to those advances where they service or subservice the loans underlying the related MSRs. Our ability to obtain financing for these assets is dependent on our Servicing Partners' agreement to be a party to the related financing agreements. If our Servicing Partners do not agree to be a party to these financing agreements for any reason, we may not be able to obtain financing on favorable terms or at all. Our ability to obtain financing on such assets is dependent on our Servicing Partners' ability to satisfy various tests under such financing arrangements. Breaches and other events with respect to our Servicing Partners (which may include, without limitation, failure of a Servicing Partner to satisfy certain financial tests) could cause certain or all of the relevant servicer advance financing to become due and payable prior to maturity.

We are dependent on our Servicing Partners as the servicer or subservicer of the residential mortgage loans with respect to which we hold interests in MSRs and their servicing practices may impact the value of certain of our assets. We may be adversely impacted:

- by regulatory actions taken against our Servicing Partners;
- by a default by one of our Servicing Partners under their debt agreements;
- by downgrades in our Servicing Partners' servicer ratings;
- if our Servicing Partners fail to ensure their servicer advances comply with the terms of their PSAs;
- if our Servicing Partners were terminated as servicer under certain PSAs;
- if our Servicing Partners become subject to a bankruptcy proceeding; or
- if our Servicing Partners fail to meet their obligations or are deemed to be in default under the indenture governing notes issued under any servicer advance facility with respect to which such Servicing Partner is the servicer.

Our interests in MSRs relate to loans serviced or subserviced, as applicable, by our Servicing Partners. As disclosed in Notes 5, 6 and 7 to our Consolidated Financial Statements, certain of our Servicing Partners service and/or subservice a substantial portion of our interests in MSRs. In addition, Mr. Cooper is currently the servicer for a significant portion of our loans, and the loans underlying our RMBS. If the servicing performance of one of our subservicers deteriorates, if one of our subservicers files for bankruptcy or if one of our subservicers is otherwise unwilling or unable to continue to subservice MSRs for us, our expected returns on these investments would be severely impacted. In addition, if a subservicer becomes subject to a regulatory consent order or similar enforcement proceeding, that regulatory action could adversely affect us in several ways. For example, the regulatory action could result in delays of transferring servicing from an interim subservicer to our designated successor subservicer or cause the subservicer's performance to degrade. Any such development would negatively affect our expected returns on these investments and such effect could be materially adverse to our business and results of operations. We closely monitor each subservicer's mortgage servicing performance and overall operating performance, financial condition and liquidity, as well as its compliance with applicable regulations and GSE servicing guidelines. We have various information, access and inspection rights in our respective agreements with our subservicers that enable us to monitor their financial and operating performance and credit quality, which we periodically evaluate and discuss with each subservicer's respective management. However, we have no direct ability to influence each subservicer's performance, and our diligence cannot prevent, and may not even help us anticipate, a severe deterioration of each subservicer's respective servicing performance on our MSR portfolio.

Moreover, we are party to repurchase agreements with a limited number of counterparties. If any of our counterparties elected not to renew our repurchase agreements, we may not be able to find a replacement counterparty, which would have a material adverse effect on our financial condition.

Additionally, our funds enter into numerous types of financial arrangements with a wide array of counterparties around the world, including loans, swaps, repurchase agreements, securities lending agreements and other derivative and non-derivative contracts. The terms of these contracts are often customized and complex and these arrangements may occur in markets or relate to products that are not currently subject to experienced regulatory oversight, although the Dodd-Frank Act provides certain regulation in the U.S. derivatives market. In particular, certain of our funds utilize prime brokerage arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of these funds with these counterparties.

Our risk-management processes may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not take sufficient action to reduce our risks effectively. Although we will monitor our credit exposures, default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

In the event of a counterparty default, particularly a default by a major investment bank, commercial bank, other financial institution or Servicing Partner, we could incur material losses rapidly, and the resulting market impact of a major counterparty default could seriously harm our business, results of operations, cash flows and financial condition. In the event that one of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable legal regime governing the bankruptcy proceeding.

A bankruptcy of any of our Servicing Partners could materially and adversely affect us.

If any of our Servicing Partners becomes subject to a bankruptcy proceeding, we could be materially and adversely affected, and you could suffer losses, as discussed below.

A sale of MSRs or interests in MSRs and servicer advances or other assets, including loans, could be re-characterized as a pledge of such assets in a bankruptcy proceeding.

We believe that a mortgage servicer's transfer to us of MSRs or interests in MSRs and servicer advances or any other asset transferred pursuant to a related purchase agreement, including loans, constitutes a sale of such assets, in which case such assets would not be part of such servicer's bankruptcy estate. The servicer (as debtor-in-possession in the bankruptcy proceeding), a bankruptcy trustee appointed in such servicer's bankruptcy proceeding, or any other party in interest, however, might assert in a bankruptcy proceeding MSRs or interests in MSRs and servicer advances or any other assets transferred to us pursuant to the related purchase agreement were not sold to us but were instead pledged to us as security for such servicer's obligation to repay amounts paid by us to the servicer pursuant to the related purchase agreement. If such assertion were successful, all or part of the MSRs or interests in MSRs and servicer advances or any other asset transferred to us pursuant to the related purchase agreement would constitute property of the bankruptcy estate of such servicer and our rights against the servicer could be those of a secured creditor with a lien on such present and future assets.

If such a recharacterization occurs, the validity or priority of our security interest in the MSRs or interests in MSRs and servicer advances or other assets could be challenged in a bankruptcy proceeding of such servicer.

If the purchases pursuant to the related purchase agreement are recharacterized as secured financings as set forth above, we nevertheless created and perfected security interests with respect to the MSRs or interests in MSRs and servicer advances and other assets that we may have purchased from such servicer by including a pledge of collateral in the related purchase agreement and filing financing statements in appropriate jurisdictions. Nonetheless, to the extent we have created and perfected a security interest, our security interests may be challenged and ruled unenforceable, ineffective or subordinated by a bankruptcy court, and the amount of our claims may be disputed so as not to include all MSRs or interests in MSRs and servicer advances to be collected. If this were to occur, or if we have not created a security interest, then the servicer's obligations to us with respect to purchased MSRs or interests in MSRs and servicer advances or other assets would be deemed unsecured obligations, payable from unencumbered assets to be shared among all of such servicer's unsecured creditors. In addition, even if the security interests are found to be valid and enforceable, if a bankruptcy court determines that the value of the collateral is less than such servicer's underlying obligations to us, the difference between such value and the total amount of such obligations will be deemed an unsecured "deficiency" claim and the same result will occur with respect to such unsecured claim. In addition, even if the security interest is found to be valid and enforceable, such servicer would have the right to use the proceeds of our collateral subject to either (a) our consent or (b) approval by the bankruptcy court, subject to providing us with "adequate protection" under U.S. bankruptcy laws. Such servicer also would have the ability to confirm a chapter 11 plan over our objections if the plan complied with the "cramdown" requirements under U.S. bankruptcy laws.

Payments made by a servicer to us could be voided by a court under federal or state preference laws.

If one of our Servicing Partners were to file, or to become the subject of, a bankruptcy proceeding under the U.S. Bankruptcy Code or similar state insolvency laws, and our security interest (if any) is declared unenforceable, ineffective or subordinated, payments previously made by a servicer to us pursuant to the related purchase agreement may be recoverable on behalf of the bankruptcy estate as preferential transfers.

If the court were to determine that any payments were avoidable as preferential transfers, we would be required to return such payments to such servicer's bankruptcy estate and would have an unsecured claim against such servicer with respect to such returned amounts.

Payments made to us by such servicer, or obligations incurred by it, could be voided by a court under federal or state fraudulent conveyance laws.

The mortgage servicer (as debtor-in-possession in the bankruptcy proceeding), a bankruptcy trustee appointed in such servicer's bankruptcy proceeding, or another party in interest could also claim that such servicer's transfer to us of MSRs or interests in MSRs and servicer advances or other assets or such servicer's agreement to incur obligations to us under the related purchase agreement was a fraudulent conveyance. Although we believe that no such transfer, interest, advance or agreement constitutes a fraudulent conveyance, if any transfer or incurrence is determined to be a fraudulent conveyance, our Servicing Partner, as applicable (as debtor-in-possession in the bankruptcy proceeding), or a bankruptcy trustee on such Servicing Partner's behalf would be entitled to recover such transfer or to avoid the obligation previously incurred.

Additionally, any bankruptcy proceeding of one of our Servicing Partners could create the following risks:

- Any purchase agreement pursuant to which we purchase interests in MSRs, servicer advances or other assets, including loans, or any subservicing agreement between us and a subservicer on our behalf could be rejected in a bankruptcy proceeding of one of our Servicing Partners or counterparties;
- A bankruptcy court could stay a transfer of servicing to another servicer;
- Any subservicing agreement could be rejected in a bankruptcy proceeding;
- Our Servicing Partners could discontinue servicing;
- An automatic stay under the U.S. Bankruptcy Code may prevent the ongoing receipt of servicing fees or other amounts due; and
- A default on our MSR, Excess MSR and servicer advance financing facilities could negatively impact our ability to continue to purchase interests in MSRs.

Certain of our subsidiaries originate and service residential mortgage loans, which subject us to various operational risks that could have a negative impact on our financial results.

Certain subsidiaries of Rithm Capital perform various mortgage and real estate related services and have origination and servicing operations, which entail borrower-facing activities and employing personnel. Owning entities that perform these and other operations could expose us to risks similar to those of our Servicing Partners, as well as various other risks, including, but not limited to those pertaining to:

- risks related to compliance with applicable laws, regulations and other requirements;
- significant increases in delinquencies for the loans;
- compliance with the terms of related servicing agreements;
- financing related servicer advances and the origination business;
- expenses related to servicing high risk loans;
- unrecovered or delayed recovery of servicing advances;
- a general risk in foreclosure rates, which may ultimately reduce the number of mortgages that we service (also see "— The residential mortgage loans underlying the securities we invest in and the loans we directly invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.");
- maintaining the size of the related servicing portfolio and the volume of the origination business;
- compliance with FHA underwriting guidelines; and
- termination of government mortgage refinancing programs.

Any of the foregoing risks, among others, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our asset management business, including Sculptor and its funds, involves certain risks, which could adversely affect our business, financial condition and results of operations.

Our asset management business, including Sculptor and its funds, is subject to certain risks related to the asset management business, the management of funds and the related regulatory environment, which include, but are not limited to:

- *Redemption Risk.* Investors in certain of our funds have the right to redeem their investments in such funds on either an annual or quarterly basis following the expiration of a specified period of time (typically between one and three years) and have in the past and could in the future redeem a significant amount of AUM during any given quarterly period.
- *Market Risk.* Difficult market conditions can adversely affect our funds in many ways, including by negatively impacting their performance and reducing their ability to raise or deploy capital, reducing AUM and lowering

management fee income and incentive income, increasing the cost of financial instruments and executing transactions. In addition, market or idiosyncratic factors may make it difficult to raise new capital from investors into our funds. Either or both of these circumstances could result in significantly decreased revenues and could have a material adverse effect on our business, financial condition and results of operations.

- *Historical Returns*. The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or any future funds we may raise. Our funds' returns, particularly during periods of more extreme market and economic conditions, have benefited from or been impaired by the existence or lack of investment opportunities and such general market and economic conditions, which may not repeat themselves, and there can be no assurance that our current or future funds will be able to avail themselves of profitable investment opportunities. Additionally, the historical rates of return of our funds reflect such funds' historical expenses, which may vary in the future due to factors beyond our control, including changes in laws or regulations.

- *Investment Professionals*. Our business and financial condition may be materially adversely impacted by the loss of any of our key executive managing directors. Our ability to retain and attract executive managing directors, managing directors and other investment professionals is critical to the success and growth of our business.

- *Leverage Risk*. Our funds may determine to use leverage in investments, which could materially adversely affect our ability to achieve positive rates of return on those investments. The use of leverage poses a significant degree of risk, most notably by significantly increasing the risk of loss associated with leveraged investments that decline in value and enhances the possibility of a significant loss in the value of the investments in our funds.

- *Diligence Risk*. The due diligence process that we undertake in connection with investments by our funds may not reveal all facts that may be relevant in connection with making an investment.

- *Liquidity Risk*. Our funds may invest in relatively high-risk, illiquid assets, including structured products, and may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal investments. See "—Many of our investments may be illiquid, and this lack of liquidity could significantly impede our ability to vary our portfolio in response to changes in economic and other conditions or to realize the value at which such investments are carried if we are required to dispose of them."

- *Valuation Risk*. Valuation methodologies for certain assets in our funds are subject to significant subjectivity and the values established pursuant to such methodologies may never be realized, which could result in significant losses for our funds. See "—The value of our investments, including the valuation methodologies used for certain assets in our funds, is based on various assumptions that could prove to be incorrect and could have a negative impact on our financial results."

- *Minority Investments*. Our funds make investments in companies that we do not control, exposing us to the risk of decisions made by others with whom we may not agree. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions contrary to our expectations, with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. In addition, we may make investments in which we share control over the investment with co-investors, which may make it more difficult for us to implement our investment approach or exit the investment when we otherwise would. If any of the foregoing were to occur with respect to one or more significant investments, the value of such investments by our funds could decrease and our business, financial condition or results of operations could suffer as a result.

- *Foreign Investment Risk*. Our funds make investments in companies that are based outside of the U.S., exposing us to additional risks not typically associated with investing in companies that are based in the U.S. Such risks include, but are not limited to, currency exchange matters; less developed or efficient financial markets; the absence of uniform accounting, financing and auditing standards and policies; differences in legal and regulatory requirements; fewer investor protections and less stringent requirements relating to fiduciary duties; difficulties in enforcing contracts or claims; a lack of publicly available information; higher rates of inflation; heightened exposure to corruption risk; certain and/or increased economic and political risks; the potential imposition of non-U.S. taxes. Any of these risks could adversely affect our funds' investments.

- *Regulatory Risk*. Tariffs, sanctions and other restrictions imposed by the U.S. government, and the potential for further regulatory reform, may create regulatory uncertainty and adversely affect our investment strategies and the profitability of our funds. See "Risks Related to the Financial Markets and Our Regulatory Environment."

- *Hedging and Risk Management*. Risk management activities may materially adversely affect the return on our funds' investments. When managing our funds' exposure to market risks, we may from time to time use hedging strategies and if our risk management processes and systems are ineffective, we may be exposed to material unanticipated losses. See "Risks Related to Our Business—Any hedging transactions that we enter into may limit our gains or result in losses."

- *Investment Strategy Risk*. We invest in a number of industries, products, geographical locations and strategies that entail significant risks and uncertainties, which may, if realized, have a material adverse effect on our business and results of operations. For example:
  - The funds may engage in short selling, which is subject to the theoretically unlimited risk of loss because there is no limit on how much the price of a security may appreciate before the short position is closed out.
  - Our funds may invest in companies with weak financial conditions, poor operating results, substantial financial needs, negative net worth and/or special competitive problems or that are involved in bankruptcy or reorganization proceedings. In such "distressed" situations, it may be difficult to obtain full information as to

the exact financial and operating condition of the issuer. Distressed investments may be involved in work-outs, liquidations, spin-offs, reorganizations and similar transactions and may purchase high-risk receivables.

- ◦ Credit risk may be exacerbated through a default by or because of one of several large institutions that are dependent on one another fail to meet their liquidity or operational needs, so that default by one institution causes a series of defaults by the other institutions.
- ◦ Fund investments are subject to risks relating to investments in commodities, futures, options and other derivatives, the prices of which are highly volatile and may be subject to the theoretically unlimited risk of loss in certain circumstances, including if the funds write a call option.
- ◦ Our funds may make real estate investments, including, without limitation, the acquisition of real estate assets, the purchase of loans secured directly or indirectly by real estate and the purchase of public and private market securities backed by real estate assets or mortgage loans secured by real estate, which will be subject to the risks incident to the lending, ownership and operation of commercial and residential real estate.

Our funds and fund investments may be subject to numerous additional risks, which we may not be able to foresee or anticipate. Many of these factors are outside of our control and any one of them could result in a material adverse effect on our financial position, results of operations and cash flows.

Competitive pressures in the asset management business could materially adversely affect our business, financial condition or results of operations.

The asset management business remains intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service and level of desired information provided to fund investors, brand recognition and business reputation. We compete for fund investors, highly qualified talent, including investment professionals, and for investment opportunities with a number of hedge funds, private equity firms, specialized funds, traditional asset managers, commercial banks, investment banks and other financial institutions. A number of factors create competitive risks for us:

- We compete in an international arena and, to remain competitive, we may need to further expand our business into new geographic regions or new business areas where our competitors may have a more established presence or greater experience and expertise.
- A number of our competitors have greater financial, technical, marketing and other resources and more personnel than we do.
- Several of our competitors have raised and continue to raise significant amounts of capital, and many of them have or may pursue investment objectives that are similar to ours, which would create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit.
- Some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we may want to make.
- Some of our competitors may be subject to less extensive regulation and thus may be better positioned to pursue certain investment objectives and/or be subject to lower expenses related to compliance than us.
- Other industry participants will from time to time seek to recruit our active executive managing directors, investment professionals and other professional talent away from us.

We may lose fund investors in the future if we do not match or provide more attractive management fees, incentive income arrangements, structures and terms than those offered by competitors. However, we may experience decreased revenues if we match or provide more attractive management fees, incentive income arrangements, structures and terms offered by competitors. In addition, changes in the global capital markets could diminish the attractiveness of our funds relative to investments in other investment products. This competitive pressure could materially adversely affect our ability to make successful investments and limit our ability to raise future successful funds, either of which would materially adversely impact our business, financial condition or results of operations.

If our investment performance, including the level and consistency of returns or other performance criteria, does not meet the expectations of our fund investors, it will be difficult for our funds to retain or raise capital and for us to grow our business. Additionally, even if our fund performance is strong, it is possible that we will not be able to attract additional capital. Further, the allocation of increasing amounts of capital to alternative investment strategies over the long term by institutional and individual investors may lead to a reduction in profitable investment opportunities, including by driving prices for investments higher and increasing the difficulty of achieving consistent, positive, absolute returns.

Competition for fund investors is based on a variety of factors, including:

- Investment performance;
- Investor liquidity and willingness to invest;
- Investor perception of investment managers' ability, drive, focus and alignment of interest with them;

- Investor perception of robustness of business infrastructure and financial controls;
- Transparency with regard to portfolio composition;
- Investment and risk management processes;
- Quality of service provided to and duration of relationship with investors;
- Business reputation, including the reputation of a firm's investment professionals; and
- Level of fees and incentive income charged for services.

If we are not able to compete successfully based on these and other factors, our AUM, earnings and revenues may be significantly reduced and our business, financial condition or results of operations may be materially adversely affected. Furthermore, if we are forced to compete with other alternative asset managers on the basis of fees, we may not be able to maintain our current management fee and incentive income structures, which drive our revenues and earnings. Sculptor has historically competed for fund investors primarily on the investment performance of their funds and their reputation, and not on the level of their fees or incentive income relative to those of their competitors. However, as the alternative asset management sector continues to mature and addresses current market and competitive conditions, there is increasing downward pressure on management fees and a risk that incentive income rates will decline, without regard to the historical performance of a manager. Management fee or incentive income rate reductions on existing or future funds, particularly without corresponding increases in AUM or decreases in our operating costs, could materially adversely affect our business, financial condition or results of operations. In addition to the competitive pressures described above, as we diversify by offering new or enhanced products and investment platforms, the average management fee rate we earn on our AUM may fall as a result of a larger proportion of our AUM being invested in products that earn lower management fee rates. Our average management fee will vary from period to period based on the mix of products that comprise our AUM.

Even if we are able to compete successfully based on the factors noted above, it is possible we could lose AUM to our competitors. It is possible that similar circumstances could cause us to experience unusually high redemptions or a decrease in inflows, even if our investment performance and other business attributes are otherwise competitive or superior.

We have, through our recently acquired subsidiary Sculptor, experienced and may again experience periods of rapid growth and significant declines in AUM, which place significant demands on our legal, compliance, accounting, risk management, administrative and operational resources.

Rapid changes in our AUM may impose substantial demands on our legal, compliance, accounting, risk management, administrative and operational infrastructures. The complexity of these demands, and the time and expense required to address them, is a function not simply of the size of the increase or decrease, but also of significant differences in the investing strategies employed within our funds and the time periods during which these changes occur. For example, expanding our product offerings and entering new lines of business place additional demands on our infrastructure. Furthermore, our future growth will depend on, among other things, our ability to maintain and develop highly reliable operating platforms, management systems and financial reporting and compliance infrastructures that are also sufficiently flexible to promptly and appropriately address our business needs, applicable legal and regulatory requirements and relevant market and other operating conditions, all of which can change rapidly.

Addressing the matters described above may require us to incur significant additional expenses and to commit additional senior management and operational resources, even if we are experiencing declines in AUM.

There can be no assurance that we will be able to manage our operations effectively without incurring substantial additional expense or that we will be able to grow our business and AUM, and any failure to do so could materially adversely affect our ability to generate revenues and control our expenses.

Our failure to appropriately manage or address conflicts of interest could damage our reputation and adversely affect our business, financial condition and results of operations.

As we expand the number and scope of our business, we increasingly confront potential conflicts of interest relating to our investment activities and our funds' investment activities. Certain of our funds have overlapping investment objectives, and such investment objectives may additionally overlap with any investment objectives of Rithm Capital or one of Rithm Capital's operating companies. Potential conflicts may arise with respect to our decisions regarding how to allocate investment opportunities among us, our funds and our various operating companies and affiliates. For example, we may allocate an investment opportunity that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine, such as sourcing of the transaction, specific nature of the investment or size and type of the investment, among other factors. Additionally, a decision to acquire material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to buy or sell securities in the public markets. Our fund investors and our public stockholders may perceive conflicts of interest regarding investment decisions.

In addition, the challenge of allocating investment opportunities to certain funds may be exacerbated as we expand our business to include more lines of business. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. In addition, the perception of non-compliance with such requirements or policies could harm our reputation with fund investors and our public stockholders.

Our affiliates or portfolio companies may be service providers or counterparties to our funds or portfolio companies and receive fees or other compensation for services that are not shared with our fund investors. In such instances, we may be incentivized to cause our funds or portfolio companies to purchase such services from our affiliates or portfolio companies rather than an unaffiliated service provider despite the fact that a third-party service provider could potentially provide higher quality services or offer them at a lower cost.

It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. While we believe we have appropriate policies and procedures in place to manage conflicts of interest, this process is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation, which would materially adversely affect our business, financial condition or results of operations in a number of ways, including an inability to raise additional funds and a reluctance of counterparties to do business with us.

We may not be able to successfully execute on our strategy, and any acquisitions or dispositions of assets or financing or other transactions that we pursue may not be successfully consummated or consummated on favorable terms.

In executing our strategy to transition to a leading global asset manager, from time to time, we explore and will continue to explore various opportunities for acquisitions and dispositions of assets and financing transactions, which may include equity or debt offerings by one or more of our subsidiaries, business combinations, spin-off transactions or other similar transactions. Evaluating these potential transactions requires additional expenditures and may divert the attention of our management from day-to-day operating matters. These transactions may not be successful or may not achieve the anticipated strategic, financial, operational or other benefits. Moreover, we may determine to change our strategy, including to pursue, modify or abandon any such potential transactions at any time, and, in any event, there can be no assurance we will be successful in executing on our current strategy or any changed strategy.

In 2023, the subsidiary that owns our mortgage origination and servicing platform business and related real estate assets confidentially submitted with the SEC a draft Registration Statement on Form S-1 relating to a proposed initial public offering of its equity securities. Any initial public offering would be subject to market and other conditions and there can be no assurances as to the timing of the completion of an offering or that an offering will be completed at all, and the Company may determine to explore or execute (or to not explore or execute) other alternatives with respect to this or other business lines. If we do not complete the initial public offering, we may incur significant expenses which we will be unable to recover, and for which we will not receive any benefit. If an initial public offering is completed, our mortgage origination and servicing platform business would be a new public company which may increase our expenses. We are unable to predict what the market price of our common stock would be after a potential initial public offering of such business, and the market price of our common stock could be volatile for several months after such public offering and could continue to be more volatile than our common stock would have been if a transaction had not occurred.

Increased focus on environmental, social and governance (ESG) issues, including climate change and related regulations, may adversely affect our business and financial results and damage our reputation.

We, our operating companies and portfolio companies in which our funds invest are subject to increasing scrutiny from advocacy groups, government agencies and the general public over various ESG matters. For example, transition risks related to climate change, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on the development of real estate. Such restrictions and requirements could impact our investment strategy or could increase costs for certain of our operating companies, which could adversely affect our results of operations. Further, significant physical effects of climate change, including extreme weather events such as hurricanes or floods, can also have an adverse impact on the businesses of certain of our operating companies. As the effects of climate change increase, we expect the frequency and impact of weather and climate-related events and conditions to increase as well. For example, unseasonal or violent weather events can have a material impact on properties owned by our subsidiaries through physical damage to, or a decrease in demand for, properties in the areas affected by these conditions.

Additionally, ESG concerns and other sustainability matters and our response to these matters could harm our business, including in areas such as diversity, equity and inclusion, human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency and consideration of ESG factors in our investment processes. Increasing governmental, investor and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we or our operating companies are unable to adequately address such ESG matters or fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation, our ability to recruit and retain key personnel and our business results. In addition, if our ESG practices or external ratings do not meet the standards set by investors or other stakeholders, or if we fail, or are perceived to fail, to demonstrate progress toward our ESG goals and initiatives, they may choose not to invest in us or our funds.

Conversely, anti-ESG sentiment has gained momentum across the U.S., with several states having enacted or proposed "anti-ESG" policies, legislation or issued related legal opinions. For example, (i) boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries (e.g., energy and mining) and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions and (ii) ESG investment prohibitions require that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If investors subject to such legislation viewed our funds or ESG practices, including our climate-related goals and commitments, as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in our funds, our ability to maintain the size of our funds could be impaired, and it could negatively affect the price of our common stock. Further, asset managers have been subject to recent scrutiny related to ESG-focused industry working groups, initiatives and associations, including organizations advancing action to address climate change or climate-related risk. Such scrutiny could expose us to the risk of antitrust investigations or challenges by federal authorities, result in reputational harm and discourage certain investors from investing in our funds.

To the extent we consider ESG factors in connection with investments for certain of our funds and other investments, because ESG factors are not universally agreed upon or accepted by investors, our consideration of ESG factors or construction of specific ESG or impact funds could attract opposition from certain segments of our existing and potential client base. Any actual opposition to our consideration of ESG factors could impact our ability to maintain or raise capital for our funds, which may adversely impact our revenues.

A failure to maintain minimum servicer ratings could have an adverse effect on our business, financing activities, financial condition or results of operations.

S&P, Moody's and Fitch rate Newrez as a residential loan servicer, and a downgrade of, or failure to maintain, any of these servicer ratings could:

- adversely affect Newrez's ability to maintain our status as an approved servicer by Fannie Mae and Freddie Mac;
- adversely affect Newrez's and/or Rithm Capital's ability to finance servicing advance receivables and certain other assets;
- lead to the early termination of existing advance facilities and affect the terms and availability of advance facilities that we may seek in the future;
- cause Newrez's termination as servicer in our servicing agreements that require Newrez to maintain specified servicer ratings; and
- further impair Newrez's ability to consummate future servicing transactions.

Any of the above could adversely affect our business, financial condition and results of operations.

Our interests in MSRs may involve complex or novel structures.

Interests in MSRs may entail new types of transactions and may involve complex or novel structures. Accordingly, the risks associated with the transactions and structures are not fully known to buyers and sellers. In the case of interests in MSRs on Agency pools, Agencies may require that we submit to costly or burdensome conditions as a prerequisite to their consent to an investment in, or our financing of, interests in MSRs on Agency pools. Agency conditions, including capital requirements, may diminish or eliminate the investment potential of interests in MSRs on Agency pools by making such investments too expensive for us or by severely limiting the potential returns available from interests in MSRs on Agency pools.

It is possible that an Agency's views on whether any such acquisition structure is appropriate or acceptable may not be known to us when we make an investment and may change from time to time for any reason or for no reason, even with respect to a completed investment. An Agency's evolving posture toward an acquisition or disposition structure through which we invest in or dispose of interests in MSRs on Agency pools may cause such Agency to impose new conditions on our existing interests in MSRs on Agency pools, including the owner's ability to hold such interests in MSRs on Agency pools directly or indirectly through a grantor trust or other means. Such new conditions may be costly or burdensome and may diminish or eliminate the investment potential of the interests in MSRs on Agency pools that are already owned by us. Moreover, obtaining such consent may require us or our co-investment counterparties to agree to material structural or economic changes, as well as agree to indemnification or other terms that expose us to risks to which we have not previously been exposed and that could negatively affect our returns from our investments.

Our ability to finance the MSRs and servicer advance receivables acquired in the MSR Transactions may depend on the related Servicing Partner's cooperation with our financing sources and compliance with certain covenants.

We have in the past and intend to continue to finance some or all of the MSRs or servicer advance receivables acquired in certain transactions related to MSRs (the "MSR Transactions"), and as a result, we will be subject to substantial operational risks associated with the related Servicing Partners. In our current financing facilities for interests in MSRs and servicer advance receivables, the failure of the related Servicing Partner to satisfy various covenants and tests can result in an amortization event and/or an event of default. Our financing sources may require us to include similar provisions in any financing we obtain relating to the MSRs and servicer advances acquired in the MSR Transactions. If we decide to finance such assets, we will not have the direct ability to control any party's compliance with any such covenants and tests and the failure of any party to satisfy any such covenants or tests could result in a partial or total loss on our investment. Some financing sources may be unwilling to finance any assets acquired in the MSR Transactions.

Although we have upsized certain of our advance facilities, if we are not successful in upsizing our facilities in the future, we will need to explore other sources of liquidity and if we are unable to obtain additional liquidity, we may have to take additional actions, including selling assets and reducing our originations to generate liquidity to support our servicer advance obligations.

In addition, any financing for the MSRs and servicer advances acquired in the MSR Transactions may be subject to regulatory approval and the agreement of the relevant Servicing Partner to be party to such financing agreements. If we cannot get regulatory approval or these parties do not agree to be a party to such financing agreements, we may not be able to obtain financing on favorable terms or at all.

We do not have legal title to the MSRs underlying our Excess MSRs or certain of our servicer advance investments.

We do not have legal title to the MSRs underlying our Excess MSRs or certain of the MSRs related to the transactions contemplated by the purchase agreements pursuant to which we acquire servicer advance investments or MSR financing receivables from Ocwen Loan Servicing LLC ("Ocwen"), SLS and Mr. Cooper and are subject to increased risks as a result of the related servicer continuing to own the MSRs. The validity or priority of our interest in the underlying mortgage servicing could be challenged in a bankruptcy proceeding of the servicer and the related purchase agreement could be rejected in such proceeding. Any of the foregoing events might have a material adverse effect on our business, financial condition, results of operations and liquidity. As part of the Ocwen Transaction, we and Ocwen have agreed to cooperate to obtain any third-party consents required to transfer Ocwen's remaining interest in the Ocwen Subject MSRs to us. As noted above, however, there is no assurance that we will be successful in obtaining those consents.

Many of our investments may be illiquid, and this lack of liquidity could significantly impede our ability to vary our portfolio in response to changes in economic and other conditions or to realize the value at which such investments are carried if we are required to dispose of them.

Many of our investments are illiquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale, refinancing or other disposition. Dispositions of investments may be subject to contractual and other limitations on transfer or other restrictions that would interfere with subsequent sales of such investments or adversely affect the terms that could be obtained upon any disposition thereof.

Interests in MSRs are highly illiquid and may be subject to numerous restrictions on transfers, including without limitation the receipt of third-party consents. For example, the Servicing Guidelines of a mortgage owner may require that holders of Excess MSRs obtain the mortgage owner's prior approval of any change of direct ownership of such Excess MSRs. Such approval may be withheld for any reason or no reason in the discretion of the mortgage owner. Moreover, we have not received and do not expect to receive any assurances from any GSEs that their conditions for the sale by us of any interests in MSRs will not change. Therefore, the potential costs, issues or restrictions associated with receiving such GSEs' consent for any such dispositions by us cannot be determined with any certainty. Additionally, interests in MSRs may entail complex transaction structures and the risks associated with the transactions and structures are not fully known to buyers or sellers. As a result of the foregoing, we may be unable to locate a buyer at the time we wish to sell interests in MSRs. There is some risk that we will be required to dispose of interests in MSRs either through an in-kind distribution or other liquidation vehicle, which will, in either case, provide little or no economic benefit to us, or a sale to a co-investor in the interests in MSRs, which may be an affiliate. Accordingly, we cannot provide any assurance that we will obtain any return or any benefit of any kind from any disposition of interests in MSRs. We may not benefit from the full term of the assets and for the aforementioned reasons may not receive any benefits from the disposition, if any, of such assets.

In addition, some of our real estate and other financial instruments, including many of the investments held by our funds, may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. There are also no established trading markets for a majority of our intended investments.

Moreover, certain of our investments, including our investments in consumer loans and certain of our interests in MSRs, are made indirectly through a vehicle that owns the underlying assets. Our ability to sell our interest may be contractually limited or prohibited. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be limited.

Our real estate and other securities have historically been valued based primarily on third-party quotations, which are subject to significant variability based on the liquidity and price transparency created by market trading activity. A disruption in these trading markets could reduce the trading for many real estate and other securities, resulting in less transparent prices for those securities, which would make selling such assets more difficult. Moreover, a decline in market demand for the types of assets that we hold would make it more difficult to sell our assets. If we are required to liquidate all or a portion of our illiquid investments quickly, we may realize significantly less than the amount at which we have previously valued these investments or may lose some or all of the investment made by our funds.

The geographic distribution of the loans underlying, and collateral securing, certain of our investments subjects us to geographic real estate market risks, which could adversely affect the performance of our investments, our results of operations and financial condition.

The geographic distribution of the loans underlying, and collateral securing, our investments, including our interests in MSRs, servicer advances and loans, exposes us to risks associated with the real estate and commercial lending industry in general within the states and regions in which we hold significant investments. These risks include, without limitation: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; changes in zoning laws; increased energy costs; unemployment; costs resulting from the clean-up of, and liability to, third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, hurricanes, earthquakes or other natural disasters; and changes in interest rates.

As of December 31, 2023, 25.2% and 17.1% of the total UPB of the residential mortgage loans underlying our Excess MSRs and MSRs, respectively, was secured by properties located in California, which are particularly susceptible to natural disasters such as fires, earthquakes and mudslides. 7.1% and 8.6% of the total UPB of the residential mortgage loans underlying our Excess MSRs and MSRs, respectively, was secured by properties located in Florida, which are particularly susceptible to natural disasters such as hurricanes and floods. As a result of this concentration, we may be more susceptible to adverse developments in those markets than if we owned a more geographically diverse portfolio. To the extent any of the foregoing risks arise in states and regions where we hold significant investments, the performance of our investments, our results of operations, cash flows and financial condition could suffer a material adverse effect.

The value of our interests in MSRs, servicer advances, residential mortgage loans, business purpose loans, and RMBS may be adversely affected by deficiencies in servicing and foreclosure practices, as well as related delays in the foreclosure process.

Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (so-called "robo signing"), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and HUD, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a settlement agreement in early February 2012 with five of the nation's largest banks, pursuant to which the banks agreed to pay more than $25.0 billion to settle claims relating to improper foreclosure practices. The settlement does not prohibit the states, the federal government, individuals or investors from pursuing additional actions against the banks and servicers in the future.

Under the terms of the agreements governing our servicer advance investments and MSRs, we (in certain cases, together with third-party co-investors) are required to make or purchase from certain of our Servicing Partners servicer advances on certain loan pools. While a residential mortgage loan is in foreclosure, servicers are generally required to continue to advance delinquent principal and interest and to also make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent it determines that such amounts are recoverable. Servicer advances are generally recovered when the delinquency is resolved.

Foreclosure moratoria or other actions that lengthen the foreclosure process increase the amount of servicer advances we or our Servicing Partners are required to make and we are required to purchase, lengthen the time it takes for us to be repaid for such advances and increase the costs incurred during the foreclosure process. In addition, servicer advance financing facilities contain provisions that modify the advance rates for, and limit the eligibility of, servicer advances to be financed based on the length of time that servicer advances are outstanding, and, as a result, an increase in foreclosure timelines could further increase the amount of servicer advances that we need to fund with our own capital. Such increases in foreclosure timelines could increase our need for capital to fund servicer advances (which do not bear interest), which would increase our interest expense, reduce the value of our investment and potentially reduce the cash that we have available to pay our operating expenses or to pay dividends.

Even in states where servicers have not suspended foreclosure proceedings or have lifted (or will soon lift) any such delayed foreclosures, servicers, including our Servicing Partners, have faced, and may continue to face, increased delays and costs in the foreclosure process. For example, the current legislative and regulatory climate could lead borrowers to contest foreclosures that they would not otherwise have contested under ordinary circumstances, and servicers may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower. In general, regulatory developments with respect to foreclosure practices could result in increases in the amount of servicer advances and the length of time to recover servicer advances, fines or increases in operating expenses, and decreases in the advance rate and availability of financing for servicer advances. This would lead to increased borrowings, reduced cash and higher interest expenses which could negatively impact our liquidity and profitability. Although the terms of our servicer advance investments contain adjustment mechanisms that would reduce the amount of performance fees payable to the related Servicing Partner if servicer advances exceed pre-determined amounts, those fee reductions may not be sufficient to cover the expenses resulting from longer foreclosure timelines.

The integrity of the servicing and foreclosure processes is critical to the value of the residential mortgage loans in which we invest and of the portfolios of loans underlying our interests in MSRs and RMBS, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and result in losses on, these investments. Foreclosure delays may also increase the administrative expenses of the securitization trusts for the RMBS, thereby reducing the amount of funds available for distribution to investors.

In addition, the subordinate classes of securities issued by the securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for senior classes of RMBS that we may own, thus possibly adversely affecting these securities. Additionally, a substantial portion of the $25.0 billion settlement is a "credit" to the banks and servicers for principal write-downs or reductions they may make to certain mortgages underlying RMBS. There remains uncertainty as to how these principal reductions will work and what effect they will have on the value of related RMBS. As a result, there can be no assurance that any such principal reductions will not adversely affect the value of our interests in MSRs and RMBS.

While we believe that the sellers and servicers would be in violation of the applicable Servicing Guidelines to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive, time consuming and, ultimately, uneconomic for us to enforce our contractual rights. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our results of operations, cash flows and financial condition.

A failure by any or all of the members of Advance Purchaser LLC to make capital contributions for amounts required to fund servicer advances could result in an event of default under our advance facilities and a complete loss of our investment.

Rithm Capital and third-party co-investors, through a joint venture entity, Advance Purchaser LLC, have agreed to purchase all future arising servicer advances from Mr. Cooper under certain residential mortgage servicing agreements. Advanced Purchaser relies, in part, on its members to make committed capital contributions in order to pay the purchase price for future servicer advances. A failure by any or all of the members to make such capital contributions for amounts required to fund servicer advances could result in an event of default under our advance facilities and a complete loss of our investment.

The residential mortgage loans underlying the securities we invest in and the loans we directly invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.

The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors may impair borrowers' abilities to repay their loans, including, among other things, changes in the borrower's employment status, changes in national, regional or local economic conditions, changes in interest rates or the availability of credit on favorable terms, changes in regional or local real estate values, changes in regional or local rental rates and changes in real estate taxes. Rapidly rising interest rates and/or economic downturns may impair borrowers' ability to repay their loans, particularly if the impact were to be sustained.

Our mortgage-backed securities are securities backed by mortgage loans. Many of the RMBS in which we invest are backed by collateral pools of subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represent a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Subprime mortgage loans may experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. To the extent losses are realized on the loans underlying the securities in which we invest, we may not recover the amount invested in, or, in extreme cases, any of our investment in such securities.

Residential mortgage loans, including manufactured housing loans and subprime mortgage loans are secured by single-family residential property and are also subject to risks of delinquency and foreclosure and risks of loss. A significant portion of the residential mortgage loans that we acquire are, or may become, sub-performing loans, non-performing loans or REO assets where the borrower has failed to make timely payments of principal and/or interest. As part of the residential mortgage loan portfolios we purchase, we also may acquire performing loans that are or subsequently become sub-performing or non-performing, meaning the borrowers fail to timely pay some or all of the required payments of principal and/or interest. Under current market conditions, it is likely that some of these loans will have current loan-to-value ("LTV") ratios in excess of 100%, meaning the amount owed on the loan exceeds the value of the underlying real estate.

In the event of default under a residential mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the outstanding principal and accrued but unpaid interest of the loan. Even though we typically pay less than the amount owed on these loans to acquire them, if actual results differ from our assumptions in determining the price we paid to acquire such loans, we may incur significant losses. In addition, we may acquire REO assets directly, which involves the same risks. Any loss we incur may be significant and could materially and adversely affect us.

Our investments in real estate and other securities are subject to changes in credit spreads as well as available market liquidity, which could adversely affect our ability to realize gains on the sale of such investments.

Real estate and other securities, including CLOs, are subject to changes in credit spreads. Credit spreads measure the yield demanded on securities by the market based on their credit relative to a specific benchmark. The significant dislocation in the financial markets due to ongoing supply-demand imbalances have caused, among other things, credit spread widening.

CLOs invest on a leveraged basis in loans or securities that are themselves highly leveraged investments in the underlying collateral, which increases both the opportunity for higher returns as well as the magnitude of losses when compared to unlevered investments. As a result of CLOs' leveraged position, CLOs and their investors are at greater risk of suffering losses. Any failure by our CLOs to meet certain overcollateralization and interest coverage tests will result in reduced cash flows that may have been otherwise available for distribution to us. This could reduce the value of our investment.

Additionally, fixed-rate securities are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasuries of like maturity. Certain of our floating rate securities are valued based on a market credit spread over the Secured Overnight Financing Rate ("SOFR") and are affected similarly by changes in SOFR spreads. Additionally, the interest rates on the CLO Investments Loans are variable based on SOFR or the Euro Interbank Offered Rate ("EURIBOR") (subject to a floor of zero percent). As of December 31, 2023, 35.6% of our Non-Agency RMBS Portfolio consists of floating rate securities and 64.4% consists of fixed-rate securities, and 100.0% of our Agency RMBS portfolio consists of fixed-rate securities, based on the amortized cost basis of all securities (including the amortized cost basis of interest-only and residual classes). Excessive supply of these securities combined with reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider," spread over the benchmark rate to value such securities. Under such conditions, the value of our real estate and other securities portfolios would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten," the value of our real estate and other securities portfolio would tend to increase. Such changes in the market value of our real estate securities portfolios may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. Widening credit spreads could cause the net unrealized gains on our securities and derivatives, recorded in accumulated other comprehensive income or retained earnings, and therefore our book value per share, to decrease and result in net losses.

Prepayment rates on our residential mortgage loans and those underlying our real estate and other securities may adversely affect our profitability.

In general, residential mortgage loans may be prepaid at any time without penalty. Prepayments result when homeowners/ mortgagors satisfy (i.e., pay off) the mortgage upon selling or refinancing their mortgaged property. When we acquire a particular loan or security, we anticipate that the loan or underlying residential mortgage loans will prepay at a projected rate which, together with expected coupon income, provides us with an expected yield on such investments. If we purchase assets at a premium to par value, and borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on our assets may reduce the expected yield on such assets because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on our assets may reduce the expected yield on such assets because we will not be able to accrete the related discount as quickly as originally anticipated.

Prepayment rates on loans are influenced by changes in mortgage and market interest rates and a variety of economic, geographic, political and other factors, all of which are beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of our loans and real estate and other securities may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates.

We may purchase assets that have a higher or lower coupon rate than the prevailing market interest rates. In exchange for a higher coupon rate, we would then pay a premium over par value to acquire these securities. In accordance with U.S. generally accepted accounting principles ("GAAP"), we would amortize the premiums over the life of the related assets. If the mortgage loans securing these assets prepay at a more rapid rate than anticipated, we would have to amortize our premiums on an accelerated basis which may adversely affect our profitability. As compensation for a lower coupon rate, we would then pay a discount to par value to acquire these assets. In accordance with GAAP, we would accrete any discounts over the life of the related assets. If the mortgage loans securing these assets prepay at a slower rate than anticipated, we would have to accrete our discounts on an extended basis which may adversely affect our profitability. Defaults on the mortgage loans underlying Agency RMBS typically have the same effect as prepayments because of the underlying Agency guarantee.

Prepayments, which are the primary feature of mortgage-backed securities that distinguish them from other types of bonds, are difficult to predict and can vary significantly over time. As the holder of the security, on a monthly basis, we receive a payment equal to a portion of our investment principal in a particular security as the underlying mortgages are prepaid. In general, on the date each month that principal prepayments are announced (i.e., factor day), the value of our real estate related security pledged as collateral under our repurchase agreements is reduced by the amount of the prepaid principal and, as a result, our lenders will typically initiate a margin call requiring the pledge of additional collateral or cash, in an amount equal to such prepaid principal, in order to re-establish the required ratio of borrowing to collateral value under such repurchase agreements. Accordingly, with respect to our Agency RMBS, the announcement on factor day of principal prepayments is in advance of our receipt of the related scheduled payment, thereby creating a short-term receivable for us in the amount of any such principal prepayments. However, under our repurchase agreements, we may receive a margin call relating to the related reduction in value of our Agency RMBS and, prior to receipt of this short-term receivable, be required to post additional collateral or cash in the amount of the principal prepayment on or about factor day, which would reduce our liquidity during the period in which the short-term receivable is outstanding. As a result, in order to meet any such margin calls, we could be forced to sell assets in order to maintain liquidity. Forced sales under adverse market conditions may result in lower sales prices than ordinary market sales made in the normal course of business. If our real estate and other securities were liquidated at prices below our amortized cost (i.e., the cost basis) of such assets, we would incur losses, which could adversely affect our earnings. In addition, in order to continue to earn a return on this prepaid principal, we must reinvest it in additional real estate and other securities or other assets; however, if interest rates decline, we may earn a lower return on our new investments as compared to the real estate and other securities that prepay.

Prepayments may have a negative impact on our financial results, the effects of which depend on, among other things, the timing and amount of the prepayment delay on our Agency RMBS, the amount of unamortized premium or discount on our loans and real estate and other securities, the rate at which prepayments are made on our Non-Agency RMBS, the reinvestment lag and the availability of suitable reinvestment opportunities.

Our investments in residential mortgage loans, business purpose loans, REO and RMBS may be subject to significant impairment charges, which would adversely affect our results of operations.

We are required to periodically evaluate our investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the nature of the investment and the manner in which the income related to such investment was calculated for purposes of our financial statements. If we determine that an impairment has occurred, we are required to make an adjustment to the net carrying value of the investment, which would adversely affect our results of operations in the applicable period and thereby adversely affect our ability to pay dividends to our stockholders.

Our determination of how much leverage to apply to our investments may adversely affect our return on our investments and may reduce cash available for distribution.

We leverage certain of our assets through a variety of borrowings. Our investment guidelines do not limit the amount of leverage we may incur with respect to any specific asset or pool of assets. The return we are able to earn on our investments and cash available for distribution to our stockholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

A significant portion of our investments are not match funded, which may increase the risks associated with these investments.

When available, a match funding strategy mitigates the risk of not being able to refinance an investment on favorable terms or at all. However, we may elect for us to bear a level of refinancing risk on a short-term or longer-term basis, as in the case of investments financed with repurchase agreements, when, based on its analysis, we determine that bearing such risk is advisable or unavoidable. In addition, we may be unable, as a result of conditions in the credit markets, to match fund our investments. For example, non-recourse term financing not subject to margin requirements has been more difficult to obtain, which impairs our ability to match fund our investments. Moreover, we may not be able to enter into interest rate swaps. A decision not to, or the inability to, match fund certain investments exposes us to additional risks.

Furthermore, we anticipate that, in most cases, for any period during which our floating rate assets are not match funded with respect to maturity, the income from such assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Because of this dynamic, interest income from such investments may rise more slowly than the related interest expense, with a consequent decrease in our net income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us from these investments.

Accordingly, to the extent our investments are not match funded with respect to maturities and interest rates, we are exposed to the risk that we may not be able to finance or refinance our investments on economically favorable terms, or at all, or may have to liquidate assets at a loss.

The discontinuation of LIBOR and changes in banks' inter-bank lending rate reporting practices may adversely affect the value of the financial obligations to be held or issued by us.

We are subject to risks related to the cessation of the use of LIBOR as of June 30, 2023. The publication of USD LIBOR for certain tenors and all non-USD LIBOR tenors ceased after December 31, 2021 (other than certain sterling and Japanese yen settings being published on a synthetic temporary basis). Banks reporting information used to set USD LIBOR for all other tenors were required to stop doing so after June 30, 2023. We completed our transition away from LIBOR as of June 30, 2023.

As an alternative to LIBOR, in the U.S., the Alternative Reference Rates Committee ("ARRC") has identified SOFR as its preferred alternative rate for U.S. dollar-based LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities and is based on directly observable U.S. Treasury-backed repurchase transactions. There are inherent differences between LIBOR and SOFR, which may lead to uncertainties or risks related to the general acceptance of SOFR, the value of and market for securities linked to SOFR or result in a reduction in our interest income. We cannot predict the consequences of these developments or other market or regulatory changes related to the phase-out of LIBOR. Switching existing financial instruments and hedging transactions from LIBOR to SOFR required calculation of a spread. Industry organizations attempted to structure the spread calculation in a manner that minimizes the possibility of value transfer between counterparties, borrowers and lenders by virtue of the transition, but there is no assurance that the calculated spread will be fair and accurate or that all asset types and all types of securitization vehicles will use the same spread. We and other market participants have less experience understanding and modeling SOFR-based assets and liabilities than LIBOR-based assets and liabilities, increasing the difficulty of investing, hedging and risk management. Additionally, we do not currently intend to amend our 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (our "Series A"), 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (our "Series B"), or 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (our "Series C") to change the existing USD-LIBOR cessation fallback language.

More generally, any of the above changes or any other consequential changes to SOFR or any other "benchmark," including EURIBOR, as a result of international, national or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on any securities based on or linked to a "benchmark."

Any hedging transactions that we enter into may limit our gains or result in losses.

We may use, when feasible and appropriate, derivatives to hedge a portion of our interest rate exposure, and this approach has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to stockholders and that such losses may exceed the amount invested in such instruments. We have adopted a general policy with respect to the use of derivatives, which generally allows us to use derivatives where appropriate, but does not set forth specific policies and procedures or require that we hedge any specific amount of risk. From time to time, we may use derivative instruments, including forwards, futures, swaps and options, in our risk management strategy to limit the effects of changes in interest rates on our operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

There are limits to the ability of any hedging strategy to protect us completely against interest rate risks. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of any items that we hedge. We cannot assure you, however, that our use of derivatives will offset the risks related to changes in interest rates. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, our hedging strategy may limit our flexibility by causing us to refrain from taking certain actions that would be potentially profitable but would cause adverse consequences under the terms of our hedging arrangements. Moreover, our hedging strategy may reduce our liquidity position by causing us to take certain actions, such as taking physical delivery of the underlying securities and funding those assets with cash or other financing sources if it were to become uneconomical to roll our TBA contracts into future months. The REIT provisions of the Internal Revenue Code limit our ability to hedge. In managing our hedge instruments, we consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. We need to carefully monitor, and may have to limit, our hedging strategy to assure that we do not realize hedging income, or hold hedges having a value, in excess of the amounts that would cause us to fail the REIT gross income and asset tests. See "—Risks Related to Our Taxation as a REIT—Complying with the REIT requirements may limit our ability to hedge effectively."

Accounting for derivatives under GAAP is complicated. Any failure by us to account for our derivatives properly in accordance with GAAP in our financial statements could adversely affect us. In addition, under applicable accounting standards, we may be required to treat some of our investments as derivatives, which could adversely affect our results of operations.

Market conditions could negatively impact our business, results of operations, cash flows and financial condition.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on us. These factors include, among other things:

- interest rates, including increases thereof and credit spreads;
- the availability of credit, including the price, terms and conditions under which it can be obtained;
- the quality, pricing and availability of suitable investments;
- liquidity in the credit markets;
- the ability to obtain accurate market-based valuations;
- volatility associated with asset valuations and margin calls;
- the ability of securities dealers to make markets in relevant securities and loans;
- loan values relative to the value of the underlying real estate assets;
- default rates on the loans underlying our investments and the amount of the related losses and credit losses with respect to our investments;
- prepayment and repayment rates, delinquency rates and legislative/regulatory changes with respect to our investments and the timing and amount of servicer advances;
- the availability and cost of quality Servicing Partners, and advance, recovery and recapture rates;
- competition;
- the actual and perceived state of the real estate markets, bond markets, market for dividend-paying stocks and public capital markets generally;
- uncertainty related to U.S. federal fiscal, tax, trade or regulatory policy;
- terrorism or cyber terrorism;
- unemployment rates; and
- the attractiveness of other types of investments relative to investments in real estate or REITs generally.

Additionally, these factors could result in a decline in our AUM, lowering management fees and incentive income, an increase in the cost of financial instruments or executing transactions, lower or negative investment returns, reduced demand for assets held by our funds and increased investor redemptions.

Changes in these factors are difficult to predict and a change in one factor can affect other factors. Further, at various points in time, increased default rates in the subprime mortgage market played a role in causing credit spreads to widen, reducing availability of credit on favorable terms, reducing liquidity and price transparency of assets, resulting in difficulty in obtaining accurate mark-to-market valuations and causing a negative perception of the state of the real estate markets and of REITs generally. Market conditions could be volatile or could deteriorate as a result of a variety of factors beyond our control with adverse effects to our financial condition.

We are subject to risks related to securitization of any loans originated and/or serviced by our subsidiaries.

The securitization of any loans that we originate and/or service subject us to various risks that may increase our compliance costs and adversely impact our financial results, including:

- compliance with the terms of the agreements governing the securitized pools of loans, including any indemnification and repurchase provisions;
- reliance on programs administered by the GSEs and Ginnie Mae that facilitate the issuance of mortgage-backed securities in the secondary market and the effect of any changes or modifications thereto (see—"GSE initiatives and other actions, including changes to the minimum servicing amount for GSE loans, could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against" and see — "The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business."); and
- federal and state legislation in securitizations, such as the risk retention requirements under the Dodd-Frank Act, could result in higher costs of certain lending operations and impose on us additional compliance requirements to meet servicing and origination criteria for securitized mortgage loans.

Certain vendors have operations in India that could be adversely affected by changes in political or economic stability or by government policies.

Certain vendors currently have operations located in India, which is subject to relatively higher political and social instability than the U.S. and may lack the infrastructure to withstand political unrest, natural disasters or global pandemics. The political or regulatory climate in the U.S., or elsewhere, also could change so that it would not be lawful or practical for us to use vendors with international operations in the manner in which we currently use them. If we could no longer utilize vendors operating in India or if those vendors were required to transfer some or all of their operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations.

There are certain risks associated with our Genesis business.

The Genesis business is subject to a number of risks including, but not limited to, the following:

- *Borrower Risk*: Borrowers under Genesis originated loans are sometimes persons who do not qualify for conventional bank financing or who could be regarded to be higher risk borrowers. Consequently, these borrowers are more likely to default on the repayment of their obligations. In the event of any default under a mortgage loan issued by Genesis, Genesis will bear a risk of loss to the extent of any deficiency between the value of the collateral and the outstanding principal and accrued interest of the mortgage loan.

- *Short-Term Loans/Balloon Payments*: Typically, Genesis originates short-term mortgage loans with initial terms of less than 18 months (subject to extension), and which require a balloon payment at maturity. Genesis therefore depends on a borrower's ability to obtain permanent financing or to sell the property to repay Genesis's loan (including the balloon payment at maturity), which could depend on market conditions and other factors. In a period of rising interest rates or tightening credit markets, it may be more difficult for borrowers to obtain long-term financing, which increases the risk of non-payment. Short-term loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of a default, Genesis will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the loan.

- *Construction Loans*: Most of Genesis's loans are construction or renovations loans, which are subject to additional risks. Construction loans are subject to risks of unrealistic budgets, cost overruns and non-completion of construction, renovation, refurbishment or expansion by a borrower of a mortgaged property as well as other unforeseen variables. These risks may prolong the development and increase the costs of the construction project, which may delay the borrower's ability to sell or rent the finished property or possibly making a project uneconomical which could adversely affect repayment of the loan. Other risks may include environmental risks, permitting risks, other construction risks, subsequent leasing of the property not being completed on schedule or at projected rental rates, and the likelihood that we will incur losses on our loans in the event of default because the value of the collateral may be insufficient to cover our cost on the loan. While we believe Genesis has reasonable procedures in place to manage construction funding loans, there can be no certainty that Genesis will not suffer losses on construction loans. In addition, if a builder fails to complete a project, Genesis may be required to complete the project. Any such default could result in a substantial increase in costs in excess of the original budget and delays in the completion of the project.

- *Concentration Risk*: Genesis's portfolio of active loans is mainly secured by residential real estate located in California and the Los Angeles, California area specifically. Genesis's loan portfolio is also concentrated within construction, renovation and bridge loans. The geographic distribution of Genesis's loan portfolio exposes it to risks associated with the real estate and commercial lending industry in general, and to a greater extent within the states and regions in which Genesis has concentrated its loans.

Many of these factors are outside of our control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially affect our financial position, results of operations and cash flows.

A failure to maintain appropriate reserves for the wind-down of Caliber could have an adverse effect on our business, financial condition or results of operations.

Under the General Corporation Law of the State of Delaware, the dissolution period and Caliber's corporate existence will continue for at least three years from the date we filed the Certificate of Dissolution. Subject to uncertainties inherent in the winding up of our business, if we are unable to make a fair and orderly wind-down of Caliber's business operations, or if our existing reserves are not adequate to cover Caliber's ultimate liability, our financial condition and results of operations could be adversely affected.

Given the stage of the exit activities, our estimates of losses are based on currently available information and our assessment of the validity of certain claims. These estimates may change as new information becomes available. No assurances can be made as to the ultimate amount of reserves which will be necessary to cover all wind-down costs, charges, expenses and liabilities.

Any final amounts could also be affected or diminished due to other factors, including, without limitation:

- if we become a party to lawsuits or other claims asserted by or against us, including any claims or litigation arising in connection with our decision to liquidate and dissolve; or

- if we are unable to resolve any claims with creditors or third parties, or if such resolutions take longer than expected.

Accordingly, we expect to continue to maintain insurance coverage and set aside a reasonable amount of cash or other assets as a contingency reserve to satisfy claims against and obligations of Caliber that may arise during the remainder of the wind down period.

There may be difficulties with integrating the loans underlying MSR acquisitions involving servicing transfers into the successor servicer's servicing platform, which could have a material adverse effect on our results of operations, financial condition and liquidity.

In connection with certain MSR acquisitions, servicing is transferred from the seller to a subservicer appointed by us. The ability to integrate and service the assets acquired will depend in large part on the success of our subservicer's integration of expanded servicing capabilities with its current operations. We may fail to realize some or all of the anticipated benefits of these transactions if the integration process takes longer, or is more costly, than expected. Potential difficulties we may encounter during the integration process with the assets acquired in MSR acquisitions involving servicing transfers include, but are not limited to, the following:

- the integration of the portfolio into our applicable subservicer's information technology platforms and servicing systems;
- the quality of servicing during any interim servicing period after we purchase the portfolio but before our applicable subservicer assumes servicing obligations from the seller or its agents;
- the disruption to our ongoing businesses and distraction of our management teams from ongoing business concerns;
- incomplete or inaccurate files and records;
- the retention of existing customers;
- the creation of uniform standards, controls, procedures, policies and information systems;
- the occurrence of unanticipated expenses; and
- potential unknown liabilities associated with the transactions, including legal liability related to origination and servicing prior to the acquisition.

Our failure to meet the challenges involved in successfully integrating the assets acquired in MSR acquisitions involving servicing transfers with our current business could impair our operations. For example, it is possible that the data our applicable subservicer acquires upon assuming the direct servicing obligations for the loans may not transfer from the seller's platform to its systems properly. This may result in data being lost, key information not being locatable on our applicable subservicer's systems, or the complete failure of the transfer. If our employees are unable to access customer information easily or are unable to produce originals or copies of documents or accurate information about the loans, collections could be affected significantly, and our subservicer may not be able to enforce its right to collect in some cases. Similarly, collections could be affected by any changes to our applicable subservicer's collections practices, the restructuring of any key servicing functions, transfer of files and other changes that occur as a result of the transfer of servicing obligations from the seller to our subservicer.

Certain of our Servicing Partners have triggered termination events or events of default under some PSAs underlying the MSRs with respect to which we are entitled to the basic fee component or Excess MSRs.

In certain of these circumstances, the related Servicing Partner may be terminated without any right to compensation for its loss, other than the right to be reimbursed for any outstanding servicer advances as the related loans are brought current, modified, liquidated or charged off. So long as we are in compliance with our obligations under our servicing agreements and purchase agreements, if we or one of our Servicing Partners is terminated as servicer, we may have the right to receive an indemnification payment from the applicable Servicing Partner, even if such termination related to servicer termination events or events of default existing at the time of any transaction with such Servicing Partner. If one of our Servicing Partners is terminated as servicer under a PSA, we will lose any investment related to such Servicing Partner's MSRs. If we or such Servicing Partner is terminated as servicer with respect to a PSA and we are unable to enforce our contractual rights against such Servicing Partner, or if such Servicing Partner is unable to make any resulting indemnification payments to us, if any such payment is due and payable, it may have a material adverse effect on our financial condition, results of operations, ability to make distributions, liquidity and financing arrangements, including our servicer advance financing facilities, and may make it more difficult for us to acquire additional interests in MSRs in the future.

Our ability to exercise our cleanup call rights may be limited or delayed if a third party contests our ability to exercise our cleanup call rights, if the related securitization trustee refuses to permit the exercise of such rights, or if a related party is subject to bankruptcy proceedings.

Certain servicing contracts permit more than one party to exercise a cleanup call—meaning the right of a party to collapse a securitization trust by purchasing all of the remaining loans held by the securitization trust pursuant to the terms set forth in the applicable servicing agreement. While the servicers from which we acquired our cleanup call rights (or other servicers from which these servicers acquired MSRs) may be named as the party entitled to exercise such rights, certain third parties may also be permitted to exercise such rights. If any such third party exercises a cleanup call, we could lose our ability to exercise our cleanup call right and, as a result, lose the ability to generate positive returns with respect to the related securitization transaction. In addition, another party could impair our ability to exercise our cleanup call rights by contesting our rights (for example, by claiming that they hold the exclusive cleanup call right with respect to the applicable securitization trust). Moreover, because the ability to exercise a cleanup call right is governed by the terms of the applicable servicing agreement, any ambiguous or conflicting language regarding the exercise of such rights in the agreement may make it more difficult and costly to exercise a cleanup call right. Finally, many of our call rights are not currently exercisable and may not become exercisable for a period of years. As a result, our ability to realize the benefits from these rights will depend on a number of factors at the time they become exercisable many of which are outside our control, including interest rates, conditions in the capital markets and conditions in the residential mortgage market.

The exercise of cleanup calls could negatively impact our interests in MSRs.

The exercise of cleanup call rights results in the termination of the MSRs on the loans held within the related securitization trusts. To the extent we own interests in MSRs with respect to loans held within securitization trusts where cleanup call rights are exercised, whether they are exercised by us or a third party, the value of our interests in those MSRs will likely be reduced to zero and we could incur losses and reduced cash flows from any such interests.

We may become subject to fines or other penalties based on the conduct of mortgage loan originators and brokers that originate residential mortgage loans related to MSRs that we acquire, and the third-party servicers we may engage to subservice the loans underlying MSRs we acquire.

We have acquired MSRs and may in the future acquire additional MSRs from third-party mortgage loan originators, brokers or other sellers, and we therefore are or will become dependent on such third parties for the related mortgage loans' compliance with applicable law, and on third-party mortgage servicers, including our Servicing Partners, to perform the day-to-day servicing on the mortgage loans underlying any such MSRs. Mortgage loan originators and brokers are subject to strict and evolving consumer protection laws and other legal obligations with respect to the origination of residential mortgage loans. These laws and regulations include the residential mortgage servicing standards, "ability-to-repay" and "qualified mortgage" regulations promulgated by the CFPB, which became effective in 2014. In addition, there are various other federal, state, and local laws and regulations that are intended to discourage predatory lending practices by residential mortgage loan originators. These laws may be highly subjective and open to interpretation, and, as a result, a regulator or court may determine that that there has been a violation where an originator or servicer of mortgage loans reasonably believed that the law or requirement had been satisfied. Failure or alleged failure by originators or servicers to comply with these laws and regulations could subject us to state or CFPB administrative proceedings, which could result in monetary penalties, license suspensions or revocations, or restrictions to our business, all of which could adversely impact our business and financial results and damage our reputation.

The final servicing rules promulgated by the CFPB to implement certain sections of the Dodd-Frank Act include provisions relating to, among other things, periodic billing statements and disclosures, responding to borrower inquiries and complaints, force-placed insurance, and adjustable-rate mortgage interest rate adjustment notices. Further, the mortgage servicing rules require servicers to, among other things, make good faith early intervention efforts to notify delinquent borrowers of loss mitigation options, to implement specified loss mitigation procedures, and if feasible, exhaust all loss mitigation options before proceeding to foreclosure. Proposed updates to further refine these rules have been published and will likely lead to further changes in requirements applicable to servicing mortgage loans.

In addition to Newrez, we engage third-party servicers to subservice mortgage loans relating to any MSRs we acquire. It is therefore possible that a third-party servicer's failure to comply with the new and evolving servicing protocols could adversely affect the value of the MSRs we acquire. Additionally, we may become subject to fines, penalties or civil liability based upon the conduct of any third-party servicer who services mortgage loans related to MSRs that we have acquired or will acquire in the future.

Investments in MSRs may expose us to additional risks.

We hold investments in MSRs. Our investments in MSRs may subject us to certain additional risks, including the following:

- Although ownership of MSRs and the operation of a servicer includes many of the same risks as our other target assets and business activities, including risks related to prepayments, borrower credit, defaults, interest rates, hedging, and regulatory changes, there can be no assurance that we will be able to successfully operate a servicer subsidiary and integrate MSR investments into our business operations.
- As of today, we rely on subservicers to subservice the mortgage loans underlying our MSRs on our behalf. We are generally responsible under the applicable Servicing Guidelines for any subservicer's non-compliance with any such applicable Servicing Guideline. In addition, there is a risk that our current subservicers will be unwilling or unable to continue subservicing on our behalf on terms favorable to us in the future. In such a situation, we may be unable to locate a replacement subservicer on favorable terms.
- NRM and Newrez's existing approvals from government-related entities or federal agencies are subject to compliance with their respective servicing guidelines, minimum capital requirements, reporting requirements and other conditions that they may impose from time to time at their discretion. Failure to satisfy such guidelines or conditions could result in the unilateral termination of NRM's and Newrez's existing approvals or pending applications by one or more entities or agencies.
- NRM and Newrez are presently licensed, approved, or otherwise eligible to hold MSRs in all states within the U.S. and the District of Columbia. Such state licenses may be suspended or revoked by a state regulatory authority, and we may as a result lose the ability to own MSRs under the regulatory jurisdiction of such state regulatory authority.
- Changes in minimum servicing compensation for Agency loans could occur at any time and could negatively impact the value of the income derived from any MSRs that we hold or may acquire in the future.
- Investments in MSRs are highly illiquid and subject to numerous restrictions on transfer and, as a result, there is risk that we would be unable to locate a willing buyer or get approval to sell any MSRs in the future should we desire to do so.

Our business, results of operations, financial condition and reputation could be adversely impacted if we are not able to successfully manage these or other risks related to investing in and managing MSR investments.

A downturn or slowdown in the rental demand for SFR housing caused by adverse economic, regulatory, or environmental conditions, or other events, may have an impact on the value of our properties or our operating results. Furthermore, we believe that there are seasonal fluctuations in rental demand, which may impact our operating results.

In addition to general, regional, national, and international economic conditions, our operating performance will be impacted by the economic conditions in our markets. We base a part of our business plan on our belief that property values and operating fundamentals for SFR properties in our markets will continue to improve over the near to intermediate term. However, these markets could experience substantial economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If an economic downturn in these markets occurs or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected to a greater extent than if we owned a real estate portfolio that was more geographically diversified, which could adversely affect our financial condition, operating results and ability to make distributions to our stockholders and cause the value of our common stock to decline.

We face significant competition in the leasing market for quality residents, which may limit our ability to lease our SFR homes on favorable terms.

Our success with respect to our SFR properties business depends in large part upon our ability to attract and retain qualified residents for our properties. We face competition for residents from other lessors of SFR properties, apartment buildings and condominium units. Competing properties may be newer, better located and more attractive to residents. Potential competitors may have lower rates of occupancy than we do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than we might offer at our homes. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our ability to obtain quality residents and lease our SFR properties on favorable terms. Additionally, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our properties. This competition may affect our ability to attract and retain residents and may reduce the rental rates we are able to charge. In addition, increases in unemployment levels and other adverse changes in economic conditions in our markets may adversely affect the creditworthiness of potential residents, which may decrease the overall number of qualified residents for our properties within such markets. We could also be adversely affected by overbuilding or high vacancy rates of homes in our markets, which could result in an excess supply of homes and reduce occupancy and rental rates. Continuing development of apartment buildings and condominium units in many of our markets will increase the supply of housing and exacerbate competition for residents.

In addition, improving economic conditions, along with government sponsored programs to promote home ownership, have made home ownership more accessible for potential renters who have strong credit. These factors may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential residents available to us.

No assurance can be given that we will be able to attract and retain suitable residents. If we are unable to lease our homes to suitable residents, we would be adversely affected, and the value of our common stock could decline.

We face risks associated with the operation of mixed-use commercial properties, which may impact our operating results.

We currently operate, and in the future may develop, either alone or through joint ventures, "commercial" and "mixed-use" developments. This means that in addition to the development of office space, projects may also include space for residential, retail or other commercial purposes. Generally, we have less experience developing and managing commercial and mixed-use real estate. As a result, we currently complete our commercial real estate projects through joint ventures. In the future, we may seek to partner with a third-party developer or manager with more experience. If we do not partner with such a developer or manager, we would be exposed to specific risks associated with such development and ownership. In addition, if we elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development or management of the property as expected, which could require that we identify another joint venture partner and/or complete the project ourselves (including providing any necessary financing). As such, we are dependent on these third parties and their key personnel to provide services to us, and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition, and disputes between us and our co-venturers and could expose us to potential liabilities and losses.

In addition to our current joint venture investments, we may continue to co-invest in the future with third parties through partnerships, joint ventures or other entities, or through acquiring non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity, which may subject us to risks that may not be present with other methods of ownership, including the following:

- we would not be able to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity, which would allow for impasses on decisions that could restrict our ability to sell or transfer our interests in such entity or such entity's ability to transfer or sell its assets;
- partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions, which could delay progress on a project or increase our financial commitment to the partnership or joint venture;
- partners or co-venturers may pursue economic or other business interests, policies or objectives that are competitive or inconsistent with ours;
- if we become a limited partner or non-managing member in any partnership or limited liability company, and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity;
- disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business; and
- we may, in certain circumstances, be liable for the actions of our third-party partners or co-venturers.

A significant portion of our SFR costs and expenses are fixed, and we may not be able to adapt our cost structure to offset declines in our revenue.

Many of the expenses associated with our SFR business, such as property taxes, HOA fees, insurance, utilities, acquisition, renovation and maintenance costs and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Some components of our fixed assets depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures are also affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period or market. Our rental income is affected by many factors beyond our control, such as the availability of alternative rental housing and economic conditions in our markets.

In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property, or pass regulations that limit our ability to increase rental rates. As a result, we may not be able to fully offset rising costs and capital spending by increasing rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Risks Related to the Financial Markets and Our Regulatory Environment

Interest rate fluctuations and shifts in the yield curve may cause losses.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Our primary interest rate exposures relate to our interests in MSRs, RMBS, loans, derivatives, CLOs, any floating rate debt obligations that we may incur and preferred stock that periodically resets. Changes in interest rates, including changes in expected interest rates or "yield curves," affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can affect, among other things, our ability to acquire real estate and other securities and loans at attractive prices, the value of our real estate and other securities, loans and derivatives and our ability to realize gains from the sale of such assets. Additionally, with respect to our SFR business, in an inflationary environment, we may not be able to raise rents sufficiently to keep up with the rate of inflation. We may wish to use hedging transactions to protect certain positions from interest rate fluctuations, but we may not be able to do so as a result of market conditions, regulations and other legal rules applicable to REITs or other reasons. In such event, interest rate fluctuations could adversely affect our financial condition, cash flows and results of operations.

Until recently, the Federal Reserve maintained interest rates close to zero. In 2022, however, in response to the inflationary pressures—driven by ongoing supply chain disruptions, the lingering effect of fiscal stimulus, and the war in Ukraine—the Federal Reserve rapidly raised interest rates. The Federal Reserve continued to steadily increase interest rates through July 2023, holding interest rates steady through the remainder of 2023. Additionally, the Federal Reserve has indicated it anticipates three rate cuts over the course of 2024. Rising interest rates have resulted in increased interest expense on our outstanding variable rate and future variable and fixed-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions. In addition, in the event of a significant rising interest rate environment and/or economic downturn, loan origination volume may decrease and negatively impact our operating results. Additionally, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our financing strategy is mainly dependent on our ability to place the debt we use to finance our investments at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted.

Interest rate changes may also impact our net book value as most of our investments are marked to market each quarter. Debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed-rate securities decreases, which will decrease the book value of our equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on our investments and therefore their value. For example, increasing interest rates would reduce the value of the fixed-rate assets we hold at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed-rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on our real estate and other securities and loan portfolio and our financial position and operations to a change in interest rates generally.

A prolonged economic slowdown, a lengthy or severe recession, or declining real estate values could harm our operations.

A prolonged economic slowdown could adversely affect our operations due to unstable or unpredictable market conditions. Additionally, we believe the risks associated with our business are more severe during periods in which an economic slowdown or recession is accompanied by declining real estate values. Declining real estate values generally reduce the level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase of, or investment in, additional properties. Borrowers may also be less able to pay principal and interest on our loans or the loans underlying our securities, interests in MSRs and servicer advances, in a weakening real estate economy. Further, declining real estate values significantly increase the likelihood that we will incur losses on our investments in the event of default because the value of our collateral may be insufficient to cover our basis. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect our net interest income from the assets in our portfolio, which would significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.

Additionally, as a global alternative asset manager, we seek to generate consistent, positive, absolute returns across all market cycles for the investors in our funds. Our ability to do this has been, and in the future may be, materially impacted by conditions in the global credit or equity financial markets and economic and geopolitical conditions worldwide. Unpredictable or unstable market, economic or geopolitical conditions have resulted and may in the future result in reduced opportunities to find suitable risk-adjusted investments to deploy capital and make it more difficult to exit and realize value from our existing investments, which could materially adversely affect our ability to raise new funds and increase our AUM and, therefore, may have a material adverse effect on our business, financial condition or results of operations.

Certain of our Servicing Partners and subsidiaries have been and are subject to federal and state regulatory matters and other litigation, which may adversely impact us.

Regulatory actions or legal proceedings against certain of our Servicing Partners or our subsidiaries could increase our financing costs or operating expenses, reduce our revenues or otherwise materially adversely affect our business, financial condition, results of operations and liquidity. Such Servicing Partners or subsidiaries may be subject to additional federal and state regulatory matters in the future that could materially and adversely affect the value of our investments to the extent we rely on them to achieve our investment objectives because we have no direct ability to influence their performance. Certain of our Servicing Partners and subsidiaries have disclosed certain matters in their periodic reports filed with the SEC and there can be no assurance that such events will not have a material adverse effect on them. We are currently evaluating the impact of such events and cannot assure you what impact these events may have or what actions we may take under our agreements with the servicer. In addition, any of our Servicing Partners could be removed as servicer by the related loan owner or certain other transaction counterparties, which could have a material adverse effect on our interests in the loans and MSRs serviced by such Servicing Partner.

In addition, certain of our Servicing Partners and subsidiaries have been and continue to be subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations and threatened legal actions and proceedings. In connection with formal and informal inquiries, such Servicing Partners and subsidiaries may receive numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their activities, including whether certain of their residential loan servicing and origination practices, bankruptcy practices and other aspects of their business comply with applicable laws and regulatory requirements. Such Servicing Partners and subsidiaries cannot provide any assurance as to the outcome of any of the aforementioned actions, proceedings or inquiries, or that such outcomes will not have a material adverse effect on their reputation, business, prospects, results of operations, liquidity or financial condition.

Mortgage servicing is heavily regulated at the U.S. federal, state and local levels, and each transfer of MSRs to our subservicer of such MSRs may not be approved by the requisite regulators.

Mortgage servicers must comply with U.S. federal, state and local laws and regulations. These laws and regulations cover topics such as licensing; allowable fees and loan terms; permissible servicing and debt collection practices; limitations on forced-placed insurance; special consumer protections in connection with default and foreclosure; and protection of confidential, nonpublic consumer information. The volume of new or modified laws and regulations has increased in recent years, and states and individual cities and counties continue to enact laws that either restrict or impose additional obligations in connection with certain loan origination, acquisition and servicing activities in those cities and counties. The laws and regulations are complex and vary greatly among the states and localities, and in some cases, these laws are in conflict with each other or with U.S. federal law. In connection with the MSR Transactions, there is no assurance that each transfer of MSRs to our selected subservicer will be approved by the requisite regulators. If regulatory approval for each such transfer is not obtained, we may incur additional costs and expenses in connection with the approval of another replacement subservicer.

Certain jurisdictions require licenses to purchase, hold, enforce or sell residential mortgage loans and/or MSRs, and we may not be able to obtain and/or maintain such licenses.

Certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans and/or MSRs. In the event that any licensing requirement is applicable to us, and we do not hold such licenses, there can be no assurance that we will obtain such licenses or, if obtained, that we will be able to maintain them. Our failure to obtain or maintain such licenses could restrict our ability to invest in loans in these jurisdictions if such licensing requirements are applicable. With respect to mortgage loans, in lieu of obtaining such licenses, we may contribute our acquired residential mortgage loans to one or more wholly-owned trusts whose trustee is a national bank, which may be exempt from state licensing requirements. We have formed one or more subsidiaries to apply for certain state licenses. If these subsidiaries obtain the required licenses, any trust holding loans in the applicable jurisdictions may transfer such loans to such subsidiaries, resulting in these loans being held by a state-licensed entity. There can be no assurance that we will be able to obtain the requisite licenses in a timely manner or at all or in all necessary jurisdictions, or that the use of the trusts will reduce the requirement for licensing. In addition, even if we obtain necessary licenses, we may not be able to maintain them. Any of these circumstances could limit our ability to invest in residential mortgage loans or MSRs in the future and have a material adverse effect on us.

Maintenance of our 1940 Act exclusion imposes limits on our operations.

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. We believe we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. However, under Section 3(a)(1)(C) of the 1940 Act, because we are a holding company that will conduct its businesses primarily through wholly-owned and majority owned subsidiaries, the securities issued by our subsidiaries that are excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, unless another exclusion from the definition of "investment company" is available to us. For purposes of the foregoing, we currently treat our interest in our SLS Servicer Advance Investment and our subsidiaries that hold consumer loans as investment securities because these subsidiaries presently rely on the exclusion provided by Section 3(c)(7) of the 1940 Act. The 40% test under Section 3(a)(1)(C) of the 1940 Act limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may originate or acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated under the 1940 Act, which may adversely affect our business.

If the value of securities issued by our subsidiaries that are excluded from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds the 40% test under Section 3(a)(1)(C) of the 1940 Act (e.g., the value of our interests in the TRSs that hold servicer advance investments and are not excluded from the definition of "investment company" by Section 3(c)(5)(A), (B) or (C) of the 1940 Act increases significantly in proportion to the value of our other assets), or if one or more of such subsidiaries fail to maintain an exclusion or exception from the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the market price of our common stock, the sustainability of our business model and our ability to make distributions. If we or any of our subsidiaries were required to register as an investment company under the 1940 Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

Failure to maintain an exclusion would require us to significantly restructure our investment strategy. For example, because affiliate transactions are generally prohibited under the 1940 Act, we would not be able to enter into transactions with any of our affiliates if we are required to register as an investment company. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

For purposes of the foregoing, we treat our interests in certain of our wholly-owned and majority owned subsidiaries, which constitute more than 60% of the value of our adjusted total assets on an unconsolidated basis, as non-investment securities because such subsidiaries qualify for exclusion from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act. The Section 3(c)(5)(C) exclusion is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." The Section 3(c)(5)(C) exclusion generally requires that at least 55% of these subsidiaries' assets must comprise qualifying real estate assets and at least 80% of each of their portfolios must comprise qualifying real estate assets and real estate-related assets under the 1940 Act. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. However, the SEC's guidance was issued in accordance with factual situations that may be substantially different from the factual situations each of our subsidiaries may face, and much of the guidance was issued more than 20 years ago. No assurance can be given that the SEC staff will concur with the classification of each of our subsidiaries' assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify some of our subsidiaries' assets for the purpose of qualifying for an exclusion from regulation under the 1940 Act. For example, the SEC and its staff have not published guidance with respect to the treatment of whole pool Non-Agency RMBS for purposes of the Section 3(c)(5)(C) exclusion. Accordingly, based on our own judgment and analysis of the guidance from the SEC and its staff identifying Agency whole pool certificates as qualifying real estate assets under Section 3(c)(5)(C), we treat whole pool Non-Agency RMBS issued with respect to an underlying pool of mortgage loans in which our subsidiary relying on Section 3(c)(5)(C) holds all of the certificates issued by the pool as qualifying real estate assets. Based on our own judgment and analysis of the guidance from the SEC and its staff with respect to analogous assets, we treat Excess MSRs for which we do not own the related servicing rights as real estate-related assets for purposes of satisfying the 80% test under the Section 3(c)(5)(C) exclusion. If we are required to re-classify any of our subsidiaries' assets, including those subsidiaries holding whole pool Non-Agency RMBS and/or Excess MSRs, such subsidiaries may no longer be in compliance with the exclusion from the definition of an "investment company" provided by Section 3(c)(5)(C) of the 1940 Act, and in turn, we may not satisfy the requirements to avoid falling within the definition of an "investment company" provided by Section 3(a)(1)(C). To the extent that the SEC staff publishes new or different guidance or disagrees with our analysis with respect to any assets of our subsidiaries we have determined to be qualifying real estate assets or real estate-related assets, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act.

If the market value or income potential of qualifying assets for purposes of our qualification as a REIT or our exclusion from registration as an investment company under the 1940 Act declines as a result of increased interest rates, changes in prepayment rates or other factors, or the market value or income from non-qualifying assets increases, we may need to increase our investments in qualifying assets and/or liquidate our non-qualifying assets to maintain our REIT qualification or our exclusion from registration under the 1940 Act. If the change in market values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets we may own. We may have to make investment decisions that we otherwise would not make absent the intent to maintain our qualification as a REIT and exclusion from registration under the 1940 Act.

We may be required to register as an investment adviser in the future, which could impose limits on our operations.

While Rithm Capital is currently not registered as an investment adviser under the Advisers Act, one or more of our subsidiaries, including Sculptor, is currently required to be registered as an investment adviser and other subsidiaries may be required to register as such in the future, which could subject us to extensive regulation as an investment adviser and could adversely affect our ability to manage our business.

If we register as an investment adviser under the Advisers Act, we will become subject to various requirements under the Advisers Act such as fiduciary duties to clients, anti-fraud provisions, substantive prohibitions and requirements, contractual and record-keeping requirements and administrative oversight by the SEC (primarily by inspection). In addition, if we register as an investment adviser under the Advisers Act, we must continually address potential conflicts between our interests and those of our clients. Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. If we are deemed to be out of compliance with any such rules and regulations, we may be subject to civil liability, criminal liability and/or regulatory sanctions.

Regulatory scrutiny regarding foreclosure processes could lengthen foreclosure timelines, which could increase advances and materially and adversely affect our business, financial condition, results of operations and liquidity.

When a residential mortgage loan is in foreclosure, the servicer is generally required to continue to advance delinquent principal and interest to the securitization trust and to also make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent it determines that such amounts are recoverable. These servicer advances are generally recovered when the delinquency is resolved. Foreclosure moratoria or other actions that lengthen the foreclosure process increase the amount of servicer advances, lengthen the time it takes for reimbursement of such advances and increase the costs incurred during the foreclosure process. In addition, servicer advance financing facilities generally contain provisions that limit the eligibility of servicer advances to be financed based on the length of time that servicer advances are outstanding, and, as a result, an increase in foreclosure timelines could further increase the amount of servicer advances that need to be funded from the related servicer's own capital. Such increases in foreclosure timelines could increase the need for capital to fund servicer advances, which would increase our interest expense, delay the collection of interest income or servicing revenue until the foreclosure has been resolved and, therefore, reduce the cash that we have available to pay our operating expenses or to pay dividends.

The impact of legislative and regulatory changes on our business, as well as the market and industry in which we operate, are uncertain and may adversely affect our business.

The Dodd-Frank Act was enacted in July 2010, which affects almost every aspect of the U.S. financial services industry, including certain aspects of the markets in which we operate and imposes new regulations on us and how we conduct our business. As we describe in more detail below, it affects our business in many ways, but it is difficult at this time to know exactly how or what the cumulative impact will be.

Generally, the Dodd-Frank Act strengthens the regulatory oversight of securities and capital markets activities by the SEC and established the CFPB to enforce laws and regulations for consumer financial products and services. It requires market participants to undertake additional record-keeping activities and imposes many additional disclosure requirements for public companies.

Moreover, the Dodd-Frank Act contains a risk retention requirement for all asset-backed securities which we issue. In October 2014, final rules were promulgated by a consortium of regulators implementing the final credit risk retention requirements of Section 941(b) of the Dodd-Frank Act. Under these "Risk Retention Rules," sponsors of both public and private securitization transactions or one of their majority owned affiliates are required to retain at least 5% of the credit risk of the assets collateralizing such securitization transactions. These regulations generally prohibit the sponsor or its affiliate from directly or indirectly hedging or otherwise selling or transferring the retained interest for a specified period of time, depending on the type of asset that is securitized. Certain limited exemptions from these rules are available for certain types of assets, which may be of limited use under our current market practices. In any event, compliance with these new Risk Retention Rules has increased and will likely continue to increase the administrative and operational costs of asset securitization.

Further, the Dodd-Frank Act imposes mandatory clearing and exchange-trading requirements on many derivatives transactions (including formerly unregulated over-the-counter derivatives) in which we may engage. In addition, the Dodd-Frank Act is expected to increase the margin requirements for derivatives transactions that are not subject to mandatory clearing requirements, which may impact our activities. The Dodd-Frank Act also creates new categories of regulated market participants, such as "swap-dealers," "security-based swap dealers," "major swap participants" and "major security-based swap participants," and subjects or may subject these regulated entities to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements that will give rise to new administrative costs.

Also, under the Dodd-Frank Act, financial regulators belonging to the Financial Stability Oversight Council are authorized to designate nonbank financial institutions and financial activities as systemically important to the economy and therefore subject to closer regulatory supervision. Such systemically important financial institutions ("SIFIs") may be required to operate with greater safety margins, such as higher levels of capital and may face further limitations on their activities. The determination of what constitutes a SIFI is evolving and in time SIFIs may include large investment funds and even asset managers. There can be no assurance that we will not be deemed to be a SIFI or engage in activities later determined to be systemically important and thus subject to further regulation.

Additionally, in 2013, financial regulators adopted final regulations to implement the statutory mandate of the "Volcker Rule" contained in Section 619 of the Dodd-Frank Act. The Volcker Rule limits the ability of certain banking entities to acquire as principal, directly or indirectly, ownership interests in certain private investment funds (referred to in the Volcker Rule as covered funds). As a result, the Volcker Rule may cause banking entities and their affiliates that would otherwise invest in our funds to not invest in our funds or CLOs, to invest less capital in our funds or CLOs, reduce or eliminate such investments, or require modifications to the documents governing our funds or CLOs that may adversely affect their performance or attractiveness to other investors or that otherwise may be adverse to our business. The Volcker Rule also includes a general prohibition on certain banking entities engaging in activities defined as "proprietary trading." Applicable regulators have proposed amendments and invited comments to the Volcker Rule and the requirements of the Volcker Rule may change over time. The Volcker Rule (including any changes thereto) and its effects could negatively impact our business, financial condition or results of operations.

Even new requirements that are not directly applicable to us may still increase our costs of entering into transactions with the parties to whom the requirements are directly applicable. For instance, if the exchange-trading and trade reporting requirements lead to reductions in the liquidity of derivative transactions we may experience higher pricing or reduced availability of derivatives, or the reduction of arbitrage opportunities for us, which could adversely affect the performance of certain of our trading strategies. Importantly, many key aspects of the changes imposed by the Dodd-Frank Act will continue to be established by various regulatory bodies and other groups over the next several years.

In addition, there is significant uncertainty regarding the legislative and regulatory outlook for the Dodd-Frank Act and related statutes governing financial services, which may include Dodd-Frank Act amendments, mortgage finance and housing policy in the U.S., and the future structure and responsibilities of regulatory agencies such as the CFPB and the FHFA. For example, in March 2018, the U.S. Senate approved banking reform legislation intended to ease some of the restrictions imposed by the Dodd-Frank Act. Due to this uncertainty, it is not possible for us to predict how future legislative or regulatory proposals by Congress and the current administration will affect us or the market and industry in which we operate, and there can be no assurance that the resulting changes will not have an adverse impact on our business, results of operations, or financial condition. It is possible that such regulatory changes could, among other things, increase our costs of operating as a public company, impose restrictions on our ability to securitize assets and reduce our investment returns on securitized assets.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business.

The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments by borrowers on the underlying mortgages and the fulfillment of guarantees by GSEs. Ginnie Mae is part of a U.S. Government agency, and its guarantees are backed by the full faith and credit of the U.S. Fannie Mae and Freddie Mac are GSEs, but their guarantees are not backed by the full faith and credit of the U.S. Government.

In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the credit market disruption beginning in 2007, Congress and the U.S. Treasury undertook a series of actions to stabilize these GSEs and the financial markets, generally. The Housing and Economic Recovery Act of 2008 was signed into law on July 30, 2008, and established the FHFA, with enhanced regulatory authority over, among other things, the business activities of Fannie Mae and Freddie Mac and the size of their portfolio holdings. On September 7, 2008, FHFA placed Fannie Mae and Freddie Mac into federal conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in Fannie Mae's and Freddie Mac's debt and Agency RMBS.

As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (1) take over the assets of and operate Fannie Mae and Freddie Mac with all the powers of the stockholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (2) collect all obligations and money due to Fannie Mae and Freddie Mac; (3) perform all functions of Fannie Mae and Freddie Mac which are consistent with the conservator's appointment; (4) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (5) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

Those efforts resulted in significant U.S. Government financial support and increased control of the GSEs.

The Federal Reserve announced in November 2008 a program of large-scale purchases of Agency RMBS in an attempt to lower longer-term interest rates and contribute to an overall easing of adverse financial conditions. Subject to specified investment guidelines, the portfolios of Agency RMBS purchased through the programs established by the U.S. Treasury and the Federal Reserve may be held to maturity and, based on mortgage market conditions, adjustments may be made to these portfolios. This flexibility may adversely affect the pricing and availability of Agency RMBS that we seek to acquire during the remaining term of these portfolios.

There can be no assurance that the U.S. Government's intervention in Fannie Mae and Freddie Mac will be adequate for the longer-term viability of these GSEs. These uncertainties lead to questions about the availability of and trading market for, Agency RMBS. Accordingly, if these government actions are inadequate and the GSEs defaulted on their guaranteed obligations, suffered losses or ceased to exist, the value of our Agency RMBS and our business, operations and financial condition could be materially and adversely affected.

Additionally, because of the financial problems faced by Fannie Mae and Freddie Mac that led to their federal conservatorships, the administration and Congress have been examining reform of the GSEs, including the value of a federal mortgage guarantee and the appropriate role for the U.S. government in providing liquidity for residential mortgage loans. It is unclear to what degree any reform will be undertaken and the final details of any plans, policies or proposals with respect to the housing GSEs are unknown at this time. In the past and potentially in this Congress, bills have been introduced that change the GSEs' business charters and eliminate the entities or make other changes to the existing framework. We cannot predict whether or when such legislation may be enacted. If enacted, such legislation could materially and adversely affect the availability of, and trading market for, Agency RMBS and could, therefore, materially and adversely affect the value of our Agency RMBS and our business, operations and financial condition.

Our subsidiaries that perform mortgage lending and servicing activities are subject to extensive regulation by federal, state and local governmental and regulatory authorities, and our subsidiaries' business results may be significantly impacted by the existing and future laws and regulations to which they are subject. If our subsidiaries performing mortgage lending and servicing activities fail to operate in compliance with both existing and future statutory, regulatory and other requirements, our business, financial condition, liquidity and/or results of operations could be materially and adversely affected.

Our subsidiaries that perform mortgage lending and servicing activities are subject to extensive regulation by federal, state and local governmental and regulatory authorities, including the CFPB, the Federal Trade Commission, HUD, VA, the SEC and various state agencies that license, audit, investigate and conduct examinations of such subsidiaries' mortgage servicing, origination, debt collection and other activities. In the current regulatory environment, the policies, laws, rules and regulations applicable to our subsidiaries' mortgage origination and servicing businesses have been rapidly evolving. Federal, state or local governmental authorities may continue to enact laws, rules or regulations that will result in changes in our and our subsidiaries' business practices and may materially increase the costs of compliance. We are unable to predict whether any such changes will adversely affect our business.

We and our subsidiaries must comply with a large number of federal, state and local consumer protection laws including, among others, the Dodd-Frank Act, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, Real Estate Settlement Procedures Act, the Truth in Lending Act, the Fair Credit Reporting Act, the Servicemembers Civil Relief Act, the Homeowners Protection Act, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Equal Credit Opportunity Act, as well as individual state licensing, privacy, and foreclosure laws and federal and local bankruptcy rules. These statutes apply to many facets of our subsidiaries' businesses, including loan origination, default servicing and collections, use of credit reports, safeguarding of non-public personally identifiable information about customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features and such statutes mandate certain disclosures and notices to borrowers. These requirements can and will change as statutes and regulations are enacted, promulgated, amended, interpreted and enforced.

In addition, the GSEs, Ginnie Mae and other business counterparties subject our subsidiaries' mortgage origination and servicing businesses to periodic examinations, reviews and audits, and we routinely conduct our own internal examinations, reviews and audits. These various examinations, reviews and audits of our subsidiaries' businesses and related activities may reveal deficiencies in such subsidiaries' compliance with our policies and other requirements to which they are subject. While we strive to investigate and remediate such deficiencies, there can be no assurance that our internal investigations will reveal any deficiencies or that any remedial measures that we implement, which could involve material expense, will ensure compliance with applicable policies, laws, regulations and other requirements or be deemed sufficient by the GSEs, Ginnie Mae, federal and local governmental authorities or other interested parties.

We and our subsidiaries devote substantial resources to regulatory compliance and regulatory inquiries, and we incur, and expect to continue to incur, significant costs in connection therewith. Our business, financial condition, liquidity and/or results of operations could be materially and adversely affected by the substantial resources we devote to, and the significant compliance costs we incur in connection with, regulatory compliance and regulatory inquiries, including any fines, penalties, restitution or similar payments we may be required to make in connection with resolving such matters.

The actual or alleged failure of our mortgage origination and servicing subsidiaries to comply with applicable federal, state and local laws and regulations and GSE, Ginnie Mae and other business counterparty requirements, or to implement and adhere to adequate remedial measures designed to address any identified compliance deficiencies, could lead to:

- the loss or suspension of licenses and approvals necessary to operate our or our subsidiaries' business;
- limitations, restrictions or complete bans on our or our subsidiaries' business or various segments of our business;
- our or our subsidiaries' disqualification from participation in governmental programs, including GSE, Ginnie Mae and VA programs;
- breaches of covenants and representations under our servicing, debt, or other agreements;
- negative publicity and damage to our reputation;
- governmental investigations and enforcement actions;
- administrative fines and financial penalties;
- litigation, including class action lawsuits;
- civil and criminal liability;
- termination of our servicing and subservicing agreements or other contracts;

- demands for us to repurchase loans;
- loss of personnel who are targeted by prosecutions, investigations, enforcement actions or litigation;
- a significant increase in compliance costs;
- a significant increase in the resources we and our subsidiaries devote to regulatory compliance and regulatory inquiries;
- an inability to access new, or a default under or other loss of current, liquidity and funding sources necessary to operate our business;
- restrictions on our or our subsidiaries' business activities;
- impairment of assets; and
- an inability to execute on our business strategy.

Any of these outcomes could materially and adversely affect our reputation, business, financial condition, prospects, liquidity and/or results of operations.

We cannot guarantee that any such scrutiny and investigations will not materially adversely affect us. Additionally, in recent years, the general trend among federal, state and local lawmakers and regulators has been toward increasing laws, regulations and investigative proceedings with regard to residential mortgage lenders and servicers. The CFPB continues to take an active role in supervising the mortgage industry, and its rule-making and regulatory agenda relating to loan servicing and origination continues to evolve. Individual states have also been increasingly active in supervising non-bank mortgage lenders and servicers such as our Mortgage Company, and certain regulators have communicated recommendations, expectations or demands with respect to areas such as corporate governance, safety and soundness, risk and compliance management, and cybersecurity, in addition to their focus on traditional licensing and examination matters.

Uncertainty exists with respect to the future of regulation of mortgage lending and servicing, including the future of the Dodd-Frank Act and CFPB. We cannot predict the specific legislative or executive actions that may result or what actions federal or state regulators might take in response to potential changes to the Dodd-Frank Act or to the federal regulatory environment generally. Such actions could impact the mortgage industry generally or us specifically, could impact our relationships with other regulators and could adversely impact our business.

The CFPB and certain state regulators have increasingly focused on the use, and adequacy, of technology in the mortgage servicing industry. For example, in 2016, the CFPB issued a special edition supervision report that stressed the need for mortgage servicers to assess and make necessary improvements to their information technology systems in order to ensure compliance with the CFPB's mortgage servicing requirements. The New York Department of Financial Services ("NY DFS") also issued Cybersecurity Requirements for Financial Services Companies, effective in 2017, which requires banks, insurance companies and other financial services institutions regulated by the NY DFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State's financial services industry. In addition, the CCPA, effective in 2020, requires businesses that maintain personal information of California residents, including certain mortgage lenders and servicers, to notify certain consumers when collecting their data, respond to consumer requests relating to the uses of their data, verify the identities of consumers who make requests, disclose details regarding transactions involving their data, and maintain records of consumers' requests relating to their data, among various other obligations and to create procedures designed to comply with CCPA requirements. The impact of the CCPA, its implementing regulations, and similar legislation enacted in other states, on our mortgage origination and servicing businesses remains uncertain, and may result in an increase in legal and compliance costs.

New regulatory and legislative measures, or changes in enforcement practices, including those related to the technology we use, could, either individually or in the aggregate, require significant changes to our business practices, impose additional costs on us, limit our product offerings, limit our ability to efficiently pursue business opportunities, negatively impact asset values or reduce our revenues. Accordingly, any of the foregoing could materially and adversely affect our business and our financial condition, liquidity and results of operations.

Rithm Capital's subsidiaries, NRM, Newrez and Genesis, are or may become subject to significant state and federal regulations.

Subsidiaries of Rithm Capital, NRM, Newrez and Genesis, have obtained applicable qualifications, licenses and approvals to own Non-Agency and certain Agency MSRs in the U.S. and certain other jurisdictions. As a result of NRM, Newrez and Genesis's current and expected approvals, NRM, Newrez and Genesis are subject to extensive and comprehensive regulation under federal, state and local laws in the U.S. These laws and regulations do, and may in the future, significantly affect the way that NRM, Newrez and Genesis do business, and subject NRM, Newrez, Genesis and Rithm Capital to additional costs and regulatory obligations, which could impact our financial results.

NRM, Newrez and Genesis's business may become subject to increasing regulatory oversight and scrutiny in the future, which may lead to regulatory investigations or enforcement actions, including both formal and informal inquiries, from various state and federal agencies as part of those agencies' supervision of mortgage servicing and origination business activities. An adverse result in governmental investigations or examinations or private lawsuits, including purported class action lawsuits, may adversely affect NRM, Newrez, Genesis and our financial results or result in serious reputational harm. In addition, a number of participants in the mortgage servicing industry have been the subject of purported class action lawsuits and regulatory actions by state or federal regulators and other industry participants have been the subject of actions by state Attorneys General.

Failure of Rithm Capital's subsidiaries, NRM and Newrez, to obtain or maintain certain licenses and approvals required for NRM and Newrez to purchase and own MSRs could prevent us from purchasing or owning MSRs, which could limit our potential business activities.

State and federal laws require a business to hold certain state licenses prior to acquiring MSRs. NRM and Newrez are currently licensed or otherwise eligible to hold MSRs in each applicable state. As a licensee in such states, NRM and Newrez may become subject to administrative actions in those states for failing to satisfy ongoing license requirements or for other state law violations, the consequences of which could include fines or suspensions or revocations of NRM and Newrez licenses by applicable state regulatory authorities, which could in turn result in NRM and Newrez becoming ineligible to hold MSRs in the related jurisdictions. We could be delayed or prohibited from conducting certain business activities if we do not maintain necessary licenses in certain jurisdictions. We cannot assure you that we will be able to maintain all of the required state licenses.

Additionally, NRM and Newrez have received approval from FHA to hold MSRs associated with FHA-insured mortgage loans, from Fannie Mae to hold MSRs associated with loans owned by Fannie Mae, and from Freddie Mac to hold MSRs associated with loans owned by Freddie Mac. As approved Fannie Mae Servicers, Freddie Mac Servicers and FHA Lenders, NRM and Newrez are required to conduct aspects of their respective operations in accordance with applicable policies and guidelines published by FHA, Fannie Mae and Freddie Mac in order to maintain those approvals. Should NRM or Newrez fail to maintain FHA, Fannie Mae or Freddie Mac approval, NRM or Newrez may be unable to purchase or hold MSRs associated with FHA-insured, Fannie Mae and/or Freddie Mac loans, which could limit our potential business activities.

In addition, Newrez is an approved issuer of mortgage-backed securities guaranteed by Ginnie Mae and services the mortgage loans related to such securities ("Ginnie Mae Issuer"). As an approved Ginnie Mae Issuer, Newrez is required to conduct aspects of their operations in accordance with applicable policies and guidelines published by Ginnie Mae in order to maintain their approvals. Should Newrez fail to maintain Ginnie Mae approval, we may be unable to purchase or hold MSRs associated with Ginnie Mae loans, which could limit our potential business activities.

NRM and Newrez are currently subject to various, and may become subject to additional information, reporting and other regulatory requirements, and there is no assurance that we will be able to satisfy those requirements or other ongoing requirements applicable to mortgage loan servicers under applicable federal and state laws and regulations. Any failure by NRM or Newrez to comply with such state or federal regulatory requirements may expose us to administrative or enforcement actions, license or approval suspensions or revocations or other penalties that may restrict our business and investment options, any of which could adversely impact our business and financial results and damage our reputation.

Legislation that permits modifications to the terms of outstanding loans may negatively affect our business, financial condition, liquidity and results of operations.

The U.S. government has enacted legislation that enables government agencies to modify the terms of a significant number of residential and other loans to provide relief to borrowers without the applicable investor's consent. These modifications allow for outstanding principal to be deferred, interest rates to be reduced, the term of the loan to be extended or other terms to be changed in ways that can permanently eliminate the cash flow (principal and interest) associated with a portion of the loan. These modifications are currently reducing, or in the future may reduce, the value of a number of our current or future investments, including investments in mortgage-backed securities and interests in MSRs. As a result, such loan modifications are negatively affecting our business, results of operations, liquidity and financial condition. In addition, certain market participants propose reducing the amount of paperwork required by a borrower to modify a loan, which could increase the likelihood of fraudulent modifications and materially harm the U.S. mortgage market and investors that have exposure to this market. Additional legislation intended to provide relief to borrowers may be enacted and could further harm our business, results of operations and financial condition.

In March 2020, the GSEs and HUD announced forbearance policies for GSE loans and government-insured loans for homeowners experiencing financial hardship associated with the COVID-19 pandemic. These announcements were followed by the signing of the CARES Act in March 2020. We may be obligated to make servicing advances to fund scheduled principal, interest, tax and insurance payments during forbearances when the borrower has failed to make such payments, and potentially various other amounts that may be required to preserve the assets being serviced, which could further harm our business, results of operations and financial condition.

Extensive regulation of certain of our subsidiaries' business activities, including Sculptor, affects our and our subsidiaries' activities and creates the potential for significant liabilities and penalties. Our reputation, business, financial condition or results of operations could be materially affected by regulatory issues.

As an investment adviser registered under the Advisers Act, Sculptor is subject to regulation and oversight by the SEC. Additionally, as a registered commodity pool operator and a registered commodity trading advisor, Sculptor is subject to regulation and oversight by the CFTC and the National Futures Association. In the UK, Sculptor's UK subsidiaries are subject to regulation by the FCA. Sculptor's Asian operations, and its investment activities around the globe, are subject to a variety of other regulatory regimes that vary country by country, including the Securities and Futures Commission in Hong Kong.

A violation of any such regulations or a failure to maintain our funds' exemption from compliance with the 1940 Act could result in investigations, sanctions and reputational damage, which could adversely affect our business, financial condition or results of operations. Our funds are involved regularly in trading activities that implicate a broad number of U.S. and foreign securities law regimes, including laws governing trading on inside information, market manipulation, anti-corruption, including the FCPA, and a broad number of technical trading requirements that implicate fundamental market regulation policies.

Risk retention regulations could adversely affect our business.

Jurisdictions including the U.S., the EU and UK have adopted risk retention regulations applicable to securitizations and similar transactions, including CLOs and other transactions that we manage or may manage in the future. As a result of these regulations, we may be required to retain, and historically have retained, a portion of the securities or other interests issued in some of these CLOs and other transactions, whether in order to satisfy compliance obligations directly applicable to us or in response to investor demands based on regulatory requirements imposed on such investors. Accordingly, this has required us to utilize capital that could otherwise be deployed in another manner, and we expect that we will need to continue to do so in the future for certain CLOs and other transactions that we may manage in the future. In addition, retaining interests in these transactions increases our exposure to the performance of these transactions and changes in the value of those interests. We have also incurred, and expect to continue to incur, costs and expenses in connection with our efforts to comply with these regulations or related investor demands. We have historically financed the majority of the interests we retain as a result of these regulations and expect to continue to do so. Such financing arrangements may impose limitations or restrictions on our business that could adversely affect our business and the price of our common stock.

These risk retention regulations have changed and may continue to change over time, and may be introduced in other jurisdictions, and their interpretation and applicability at any given point in time may be uncertain. For example, as of January 1, 2019, new EU and UK risk retention regulations replaced previously existing EU and UK risk retention regulations for applicable transactions that issue securities on or after January 1, 2019. In addition, in the U.S., a court has held that certain regulators exceeded their statutory authority by requiring managers of "open-market" CLOs to hold risk retention interests in those CLOs under U.S. risk retention regulations. Regulatory uncertainty of this nature may cause us to continue to incur costs and expenses in our efforts to comply with risk retention regulations or in response to the efforts of others to comply with risk retention regulations, and there can be no assurance that those costs and expenses, or the amount of capital we invest in connection with these risk retention regulations, will not increase in the future. Nor can there be any assurance that applicable governmental or regulatory authorities agree with our compliance approaches to these risk retention regulations, which may expose us to liability, including to third parties to whom we have made representations, warranties or covenants regarding such compliance. In the event that we adopt compliance approaches that are subsequently determined to not be required (such as with U.S. "open-market" CLOs), or are less capital-efficient than other approaches subsequently determined to be possible under applicable law, there can be no assurance that we will be able to recover or redeploy capital that we've previously committed (and we may be contractually prohibited from disposing of the related risk retention interests), and we will generally not be able to recover any costs or expenses that we have already incurred.

In addition to any direct effects on us, risk retention regulations may adversely affect markets relevant to our business, such as leveraged loan markets or credit markets generally, which may in turn adversely affect the transactions we manage and our business generally. There can be no assurance that risk retention regulations will not materially and adversely affect our business and operations, and the price of our common stock.

Regulatory changes in jurisdictions outside the U.S. could adversely affect our business.

Similar to the U.S., jurisdictions outside the U.S. in which we operate, in particular the EU and the UK, have become subject to further regulation. Regulators and other governmental authorities in the EU and the UK have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our business. While we have developed and implemented policies and procedures designed to ensure compliance with these rules and regulations, such policies and procedures may not be effective in all instances to prevent violations. Any such violations could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition or results of operation.

Private litigation could result in significant legal and other liabilities and reputational harm, which could materially adversely affect our business, financial condition or results of operations.

We face significant risks in our business that may subject us to private litigation and legal liability. In general, we will be exposed to litigation risk in connection with any allegations of misconduct, negligence, dishonesty or bad faith arising from our management of any fund or by actions taken in the running of our parent company or operating partnerships. We may also be subject to litigation arising from investor dissatisfaction with the performance of our funds, including certain losses due to the failure of a particular investment strategy or improper trading activity, if we violate restrictions in our funds' organizational documents or from allegations that we improperly exercised control or influence over companies in which our funds have large investments. In addition, we are exposed to risks of litigation relating to claims that we have not properly addressed conflicts of interest.

Risks Related to Our Financing Arrangements

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our indebtedness, including, but not limited to, the indenture governing our 6.250% senior unsecured notes due 2025 (the "2025 Senior Notes"), contain covenants that place restrictions on us and our subsidiaries. The indenture governing our 2025 Senior Notes restricts among other things, our and certain of our subsidiaries' ability to:

- incur certain additional debt;
- make certain investments or acquisitions;
- create certain liens on our or our subsidiaries' assets;
- sell assets; and
- merge, consolidate or transfer all or substantially all of our assets.

Additionally, Sculptor and its related subsidiaries are subject to certain restrictive covenants under the terms of its credit facility, which restrict it and its subsidiaries ability to pay dividends or make certain restricted payments, make payments on, redeem, repurchase or retire subordinated debt, engage in certain transactions with affiliates, engage in substantially different lines of business and amend their organizational documents in a manner materially adverse to the lenders, in addition to the restrictions above.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. A breach of any of these covenants could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders or holders thereof could elect to declare all outstanding debt under such agreements to be immediately due and payable.

The lenders under our financing agreements may elect not to extend financing to us, which could quickly and seriously impair our liquidity.

We finance a meaningful portion of our investments with repurchase agreements and other short-term financing arrangements. Under the terms of repurchase agreements, we will sell an asset to the lending counterparty for a specified price and concurrently agree to repurchase the same asset from our counterparty at a later date for a higher specified price. During the term of the repurchase agreement—which can be as short as 30 days—the counterparty will make funds available to us and hold the asset as collateral. Our counterparties can also require us to post additional margin as collateral at any time during the term of the agreement. When the term of a repurchase agreement ends, we will be required to repurchase the asset for the specified repurchase price, with the difference between the sale and repurchase prices serving as the equivalent of paying interest to the counterparty in return for extending financing to us. If we want to continue to finance the asset with a repurchase agreement, we ask the counterparty to extend—or "roll"—the repurchase agreement for another term.

Our counterparties are not required to roll our repurchase agreements or other financing agreements upon the expiration of their stated terms, which subjects us to a number of risks. Counterparties electing to roll our financing agreements may charge higher spread and impose more onerous terms upon us, including the requirement that we post additional margin as collateral. More significantly, if a financing agreement counterparty elects not to extend our financing, we would be required to pay the counterparty in full on the maturity date and find an alternate source of financing. Alternate sources of financing may be more expensive, contain more onerous terms or simply may not be available. If we were unable to pay the repurchase price for any asset financed with a repurchase agreement, the counterparty has the right to sell the asset being held as collateral and require us to compensate it for any shortfall between the value of our obligation to the counterparty and the amount for which the collateral was sold (which may be a significantly discounted price). Moreover, our financing agreement obligations are currently with a limited number of counterparties. If any of our counterparties elected not to roll our financing agreements, we may not be able to find a replacement counterparty in a timely manner. Finally, some of our financing agreements contain covenants and our failure to comply with such covenants could result in a loss of our investment.

The financing sources under our servicer advance financing facilities may elect not to extend financing to us or may have or take positions adverse to us, which could quickly and seriously impair our liquidity.

We finance a meaningful portion of our servicer advance investments and servicer advance receivables with structured financing arrangements. These arrangements are commonly of a short-term nature. These arrangements are generally accomplished by having the named servicer, if the named servicer is a subsidiary of the Company, or the purchaser of such servicer advance investments (which is a subsidiary of the Company) transfer our right to repayment for certain servicer advances that we have as servicer under the relevant Servicing Guidelines or that we have acquired from one of our Servicing Partners, as applicable, to one of our wholly-owned bankruptcy remote subsidiaries (a "Depositor"). We are generally required to continue to transfer to the related Depositor all of our rights to repayment for any particular pool of servicer advances as they arise (and, if applicable, are transferred from one of our Servicing Partners) until the related financing arrangement is paid in full and is terminated. The related Depositor then transfers such rights to an "Issuer." The Issuer then issues limited recourse notes to the financing sources backed by such rights to repayment.

The outstanding balance of servicer advance receivables securing these arrangements is not likely to be repaid on or before the maturity date of such financing arrangements. Accordingly, we rely heavily on our financing sources to extend or refinance the terms of such financing arrangements. Our financing sources are not required to extend the arrangements upon the expiration of their stated terms, which subjects us to a number of risks. Financing sources electing to extend may charge higher interest rates and impose more onerous terms upon us, including without limitation, lowering the amount of financing that can be extended against any particular pool of servicer advances.

If a financing source is unable or unwilling to extend financing, including, but not limited to, due to legal or regulatory matters applicable to us or our Servicing Partners, the related Issuer will be required to repay the outstanding balance of the financing on the related maturity date. Additionally, there may be substantial increases in the interest rates under a financing arrangement if the related notes are not repaid, extended or refinanced prior to the expected repayment date, which may be before the related maturity date. If an Issuer is unable to pay the outstanding balance of the notes, the financing sources generally have the right to foreclose on the servicer advances pledged as collateral.

Currently, certain of the notes issued under our structured servicer advance financing arrangements accrue interest at a floating rate of interest. Servicer advance receivables are non-interest-bearing assets. Accordingly, if there is an increase in prevailing interest rates and/or our financing sources increase the interest rate "margins" or "spreads," the amount of financing that we could obtain against any particular pool of servicer advances may decrease substantially and/or we may be required to obtain interest rate hedging arrangements. There is no assurance that we will be able to obtain any such interest rate hedging arrangements.

Alternate sources of financing may be more expensive, contain more onerous terms or simply may not be available. Moreover, our structured servicer advance financing arrangements are currently with a limited number of counterparties. If any of our sources are unable to or elected not to extend or refinance such arrangements, we may not be able to find a replacement counterparty in a timely manner.

Many of our servicer advance financing arrangements are provided by financial institutions with whom we have substantial relationships. Some of our servicer advance financing arrangements entail the issuance of term notes to capital markets investors with whom we have little or no relationships or the identities of which we may not be aware and, therefore, we have no ability to control or monitor the identity of the holders of such term notes. Holders of such term notes may have or may take positions – for example, "short" positions in our stock or the stock of our servicers – that could be benefited by adverse events with respect to us or our Servicing Partners. If any holders of term notes allege or assert noncompliance by us or the related Servicing Partner under our servicer advance financing arrangements in order to realize such benefits, we or our Servicing Partners, or our ability to maintain servicer advance financing on favorable terms, could be materially and adversely affected.

We may not be able to finance our investments on attractive terms or at all, and financing for interests in MSRs or servicer advance receivables may be particularly difficult to obtain.

The ability to finance investments with securitizations or other long-term non-recourse financing not subject to margin requirements has been challenging as a result of market conditions. These conditions may result in having to use less efficient forms of financing for any new investments, or the refinancing of current investments, which will likely require a larger portion of our cash flows to be put toward making the investment and thereby reduce the amount of cash available for distribution to our stockholders and funds available for operations and investments and which will also likely require us to assume higher levels of risk when financing our investments. In addition, there is a limited market for financing of interests in MSRs, and it is possible that one will not develop for a variety of reasons, such as the challenges with perfecting security interests in the underlying collateral.

Certain of our advance facilities may mature in the short term and there can be no assurance that we will be able to renew these facilities on favorable terms or at all. Moreover, an increase in delinquencies with respect to the loans underlying our servicer advance receivables could result in the need for additional financing, which may not be available to us on favorable terms or at all. If we are not able to obtain adequate financing to purchase servicer advance receivables from our Servicing Partners or fund servicer advances under our MSRs in accordance with the applicable Servicing Guidelines, we or any such Servicing Partner, as applicable, could default on its obligation to fund such advances, which could result in its termination of us or any applicable Servicing Partner, as servicer under the applicable Servicing Guidelines, and a partial or total loss of our interests in MSRs and servicer advances, as applicable.

The non-recourse long-term financing structures we use expose us to risks, which could result in losses to us.

We use structured finance and other non-recourse long-term financing for our investments to the extent available and appropriate. In such structures, our financing sources typically have only a claim against the assets included in the securitizations rather than a general claim against us as an entity. Prior to any such financing, we would seek to finance our investments with relatively short-term facilities until a sufficient portfolio is accumulated. As a result, we would be subject to the risk that we would not be able to acquire, during the period that any short-term facilities are available, sufficient eligible assets or securities to maximize the efficiency of a securitization. We also bear the risk that we would not be able to obtain new short-term facilities or would not be able to renew any short-term facilities after they expire should we need more time to seek and acquire sufficient eligible assets or securities for a securitization. In addition, conditions in the capital markets may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets or securities. While we would generally intend to retain a portion of the interests issued under such securitizations and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into such securitizations may increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default. Our inability to refinance any short-term facilities would also increase our risk because borrowings thereunder would likely be recourse to us as an entity. If we are unable to obtain and renew short-term facilities or to consummate securitizations to finance our investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price.

Our ability to borrow may be adversely affected by the suspension or delay of the rating of the notes issued under certain of our financing facilities by the credit agency providing the ratings.

Certain of our financing facilities are rated by one rating agency and we may sponsor financing facilities in the future that are rated by credit agencies. The related agency or rating agencies may suspend rating notes backed by servicer advances, MSRs, Excess MSRs and our other investments at any time. Rating agency delays may result in our inability to obtain timely ratings on new notes or to amend or modify other financing facilities which could adversely impact the availability of borrowings or the interest rates, advance rates or other financing terms and adversely affect our results of operations and liquidity. Further, if we are unable to secure ratings from other agencies, limited investor demand for unrated notes could result in further adverse changes to our liquidity and profitability.

A downgrade of certain of the notes issued under our financing facilities could cause such notes to become due and payable prior to their expected repayment date/maturity date, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Representations and warranties made by us in our collateralized borrowings, including our CLOs, and loan sale agreements may subject us to liability.

Our financing facilities, including our CLOs, require us to make certain representations and warranties regarding the assets that collateralize the borrowings. Although we perform due diligence on the assets that we acquire, certain representations and warranties that we make in respect of such assets may ultimately be determined to be inaccurate. In addition, our loan sale agreements require us to make representations and warranties to the purchaser regarding the loans that were sold. Such representations and warranties may include, but are not limited to, issues such as the validity of the lien; the absence of delinquent taxes or other liens; the loans' compliance with all local, state and federal laws and the delivery of all documents required to perfect title to the lien.

In the event of a breach of a representation or warranty, we may be required to repurchase affected loans, make indemnification payments to certain indemnified parties or address any claims associated with such breach. Further, we may have limited or no recourse against the seller from whom we purchased the loans. Such recourse may be limited due to a variety of factors, including the absence of a representation or warranty from the seller corresponding to the representation provided by us, the contractual expiration thereof, or seller's bankruptcy, liquidation, or termination of its affairs. A breach of a representation or warranty could adversely affect our results of operations and liquidity.

Risks Related to Our Taxation as a REIT

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis. Monitoring and managing our REIT compliance has become challenging due to the increased size and complexity of the assets in our portfolio, a meaningful portion of which are not qualifying REIT assets. There can be no assurance that our personnel responsible for doing so will be able to successfully monitor our compliance or maintain our REIT status.

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

We intend to operate in a manner intended to qualify us as a REIT for U.S. federal income tax purposes. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. See "—Risks Related to our Business—The valuations of our assets are subject to uncertainty because most of our assets are not traded in an active market," and "—Risks Related to the Financial Markets and Our Regulatory Environment—Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act." Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments (such as TBAs) may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not contend that our investments violate the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, including a prior taxable year for which the statute of limitations remains open, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and market price for, our stock. See also "—Our failure to qualify as a REIT would cause our stock to be delisted from the NYSE."

Unless entitled to relief under certain provisions of the Internal Revenue Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

Our failure to qualify as a REIT would cause our stock to be delisted from the NYSE.

The NYSE requires, as a condition to the listing of our shares, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our shares would promptly be delisted from the NYSE, which would decrease the trading activity of such shares. This could make it difficult to sell shares and would likely cause the market volume of the shares trading to decline.

If we were delisted as a result of losing our REIT status and desired to relist our shares on the NYSE, we would have to reapply to the NYSE to be listed as a domestic corporation. As the NYSE's listing standards for REITs are less onerous than its standards for domestic corporations, it would be more difficult for us to become a listed company under these heightened standards. We might not be able to satisfy the NYSE's listing standards for a domestic corporation. As a result, if we were delisted from the NYSE, we might not be able to relist as a domestic corporation, in which case our shares could not trade on the NYSE.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that, for purposes of the REIT asset and income tests, we should be treated as the owner of the assets that are the subject of any such sale and repurchase agreement, notwithstanding that those agreements generally transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we might fail to qualify as a REIT.

The failure of our Excess MSRs to qualify as real estate assets or the income from our Excess MSRs to qualify as mortgage interest could adversely affect our ability to qualify as a REIT.

We have received from the IRS a private letter ruling substantially to the effect that our Excess MSRs represent interests in mortgages on real property and thus are qualifying "real estate assets" for purposes of the REIT asset test, which generate income that qualifies as interest on obligations secured by mortgages on real property for purposes of the REIT income test. The ruling is based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we have made to the IRS. If any of the representations or statements that we have made in connection with the private letter ruling, are, or become, inaccurate or incomplete in any material respect with respect to one or more Excess MSR investments, or if we acquire an Excess MSR investment with terms that are not consistent with the terms of the Excess MSR investments described in the private letter ruling, then we will not be able to rely on the private letter ruling. If we are unable to rely on the private letter ruling with respect to an Excess MSR investment, the IRS could assert that such Excess MSR investments do not qualify under the REIT asset and income tests, and if successful, we might fail to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some "qualified dividends."

Dividends payable to domestic stockholders that are individuals, trusts and estates are generally taxed at reduced tax rates applicable to "qualified dividends." Dividends payable by REITs, however, generally are not eligible for those reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to non-REIT corporate dividends, which could affect the value of our real estate assets negatively.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Internal Revenue Code. Certain of our assets, such as our investment in consumer loans, generate substantial mismatches between taxable income and available cash. As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt; or (iv) make taxable distributions of our capital stock or debt securities in order to comply with REIT requirements. Further, amounts distributed will not be available to fund investment activities. If we fail to obtain debt or equity capital in the future, it could limit our ability to satisfy our liquidity needs, which could adversely affect the value of our common stock.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

Based on IRS guidance concerning the classification of Excess MSRs, we intend to treat our Excess MSRs as ownership interests in the interest payments made on the underlying residential mortgage loans, akin to an "interest only" strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each Excess MSR is treated as a bond that was issued with original issue discount on the date we acquired such Excess MSR. In general, we will be required to accrue original issue discount based on the constant yield to maturity of each Excess MSR and to treat such original issue discount as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an Excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the residential mortgage loans underlying the Excess MSR. If the residential mortgage loans underlying an Excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of original issue discount will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an Excess MSR that exceeds the amount of cash collected in respect of that Excess MSR. Furthermore, it is possible that, over the life of the investment in an Excess MSR, the total amount we pay for, and accrue with respect to, the Excess MSR may exceed the total amount we collect on such Excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize "phantom income" over the life of an Excess MSR.

Other debt instruments that we may acquire, including consumer loans, may be issued with, or treated as issued with, original issue discount. Those instruments would be subject to the original issue discount accrual and income computations that are described above with regard to Excess MSRs.

Under the Tax Cuts and Jobs Act enacted in 2017, we generally are required to take certain amounts into income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of, among other categories of income, income with respect to certain debt instruments or mortgage-backed securities, such as original issue discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time.

We may acquire debt instruments in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may acquire debt instruments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding instrument are "significant modifications" under the applicable U.S. Treasury regulations, the modified instrument will be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified instrument exceeds our adjusted tax basis in the unmodified instrument, even if the value of the instrument or the payment expectations have not changed. Following such a taxable modification, we would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes.

Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to debt instruments at the stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income of an appropriate character in that later year or thereafter.

In any event, if our investments generate more taxable income than cash in any given year, we may have difficulty satisfying our annual REIT distribution requirement.

We may be unable to generate sufficient cash from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and not including net capital gains) each year to our stockholders. To qualify for the tax benefits accorded to REITs, we intend to make distributions to our stockholders in amounts such that we distribute all or substantially all of our net taxable income, subject to certain adjustments, although there can be no assurance that our operations will generate sufficient cash to make such distributions. Moreover, our ability to make distributions may be adversely affected by the risk factors described herein. See also "—Risks Related to our Stock—We have not established a minimum distribution payment level for our common stock, and we cannot assure you of our ability to pay distributions in the future."

The stock ownership limit imposed by the Internal Revenue Code for REITs and our certificate of incorporation may inhibit market activity in our stock and restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our certificate of incorporation, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of capital stock. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine in its sole discretion. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Moreover, if a REIT distributes less than 85% of its ordinary income and 95% of its capital gain net income plus any undistributed shortfall from the prior year (the "Required Distribution") to its stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then it is required to pay an excise tax on 4% of any shortfall between the Required Distribution and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through TRSs. Such subsidiaries generally will be subject to corporate level income tax at regular rates and the payment of such taxes would reduce our return on the applicable investment. Currently, we hold significant portions of our investments and activities through TRSs, including servicer advance investments, MSRs, origination and servicing activities and our asset management business, and we may contribute other non-qualifying investments, such as our investment in consumer loans, to a TRS in the future.

Complying with the REIT requirements may negatively impact our investment returns or cause us to forgo otherwise attractive opportunities, liquidate assets or contribute assets to a TRS.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. As a result of these tests, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, forgo otherwise attractive investment opportunities, liquidate assets in adverse market conditions or contribute assets to a TRS that is subject to regular corporate federal income tax. Our ability to acquire and hold MSRs, interests in consumer loans, servicer advance investments and other investments is subject to the applicable REIT qualification tests, and we may have to hold these interests through TRSs, which would negatively impact our returns from these assets. In general, compliance with the REIT requirements may hinder our ability to make and retain certain attractive investments.

Complying with the REIT requirements may limit our ability to hedge effectively.

The existing REIT provisions of the Internal Revenue Code may substantially limit our ability to hedge our operations because a significant amount of the income from those hedging transactions is likely to be treated as non-qualifying income for purposes of both REIT gross income tests. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to less than 5% of our annual gross income (determined without regard to gross income from qualified hedging transactions).

As a result, we may have to limit our use of certain hedging techniques or implement those hedges through TRSs. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur or could increase the cost of our hedging activities. If we fail to comply with these limitations, we could lose our REIT qualification for U.S. federal income tax purposes, unless our failure was due to reasonable cause, and not due to willful neglect, and we meet certain other technical requirements. Even if our failure were due to reasonable cause, we might incur a penalty tax. See also "—Risks Related to Our Business—Any hedging transactions that we enter into may limit our gains or result in losses."

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if shares of our stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the stock; and
- to the extent that we are (or a part of us, or a disregarded subsidiary of ours, is) a "taxable mortgage pool," or if we hold residual interests in a real estate mortgage investment conduit, a portion of the distributions paid to a tax exempt stockholder that is allocable to excess inclusion income may be treated as unrelated business taxable income.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur and may limit the manner in which we effect future securitizations.

We may enter into securitization or other financing transactions that result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we would generally not be adversely affected by the characterization of a securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we could incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we might reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we may be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests, and the failure of TBAs to be qualifying assets or of income/gains from TBAs to be qualifying income could adversely affect our ability to qualify as a REIT.

We purchase and sell Agency RMBS through TBAs and recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. In a dollar roll transaction, we exchange an existing TBA for another TBA with a different settlement date. There is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. For a particular taxable year, we would treat such TBAs as qualifying assets for purposes of the REIT asset tests, and income and gains from such TBAs as qualifying income for purposes of the 75% gross income test, to the extent set forth in an opinion from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of the underlying Agency RMBS, and (ii) for purposes of the 75% REIT gross income test, any gain recognized by us in connection with the settlement of such TBAs should be treated as gain from the sale or disposition of the underlying Agency RMBS. Opinions of counsel are not binding on the IRS and no assurance can be given that the IRS would not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that any opinion of Skadden, Arps, Slate, Meagher & Flom LLP would be based on various assumptions relating to any TBAs that we enter into and would be conditioned upon fact-based representations and covenants made by our management regarding such TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge any conclusions of Skadden, Arps, Slate, Meagher & Flom LLP, we could be subject to a penalty tax or we could fail to qualify as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a "prohibited transaction" is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of our trade or business. We might be subject to this tax if we were to dispose of or securitize loans or Excess MSRs in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes.

We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held-for-sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain sales of loans or Excess MSRs at the REIT level and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held-for-sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% prohibited transaction tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to prevent prohibited transaction characterization.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Changes to tax laws could materially and adversely affect us and our stockholders.

The present U.S. federal income tax laws or the tax laws of other jurisdictions may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the tax treatment of us or of an investment in our shares. For example, the U.S. federal income tax rules, including those dealing with REITs, are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. In addition, the Organization for Economic Co-operation and Development ("OECD") has developed a framework to establish certain international standards for taxing the worldwide income of multinational companies, including, among other things, provisions that would ensure all companies pay a global minimum tax. Legislatures in certain countries have adopted legislation consistent with the OECD's proposals, and other legislatures may do the same in the future. We cannot predict the impact, if any, of these proposed changes to our business or an investment in our stock.

Risks Related to Our Recent Acquisitions

After each of the Sculptor Acquisition and the Computershare Acquisition, we may be unable to successfully integrate either of these businesses and realize the anticipated benefits of either or both the Sculptor Acquisition and the Computershare Acquisition.

The success of each of the Sculptor Acquisition and of the Computershare Acquisition will depend, in part, on our ability to successfully integrate each of Sculptor and Computershare with our business and realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the respective business combinations. If we are unable to achieve these objectives within the anticipated timeframe, or at all, the anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected and the value of our common stock may be harmed. Sculptor's business and Computershare's business are both subject to certain of the same risks as our other businesses. Sculptor's business is also subject to additional risks relating to the asset management business, including competitive pressures relating to fund performance, ability to attract and retain fund investors, additional regulation of asset managers and other risks related to the management of funds, including the risks described in "—Risks Related to Our Business—Our asset management business, including Sculptor and its funds, involves certain risks, which could adversely affect our business, financial condition and results of operations" and "—Risks Related to Our Business—Competitive pressures in the asset management business could materially adversely affect our business, financial condition or results of operations." If the Computershare Acquisition is completed, our exposure to the risks involved in such businesses will be increased.

The Sculptor Acquisition and the Computershare Acquisition and the integration of each of Sculptor and Computershare into our business may result in material challenges, including, without limitation:

- the diversion of management's attention from our ongoing business as a result of the devotion of time and resources to the Sculptor Acquisition and Computershare Acquisition;
- addressing possible differences in business backgrounds, corporate cultures and management philosophies;
- maintaining employee morale and attracting, motivating and retaining management personnel and other key employees;
- the possibility of faulty assumptions underlying expectations regarding the Sculptor Acquisition or the Computershare Acquisition;
- retaining existing business relationships, including Sculptor's current fund investors, and attracting new business relationships;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations;
- unanticipated issues and costs in integrating information technology, communications and other systems;
- unanticipated changes in federal or state laws or regulations; and
- unforeseen liabilities, expenses or delays associated with the Computershare Acquisition.

Many of these factors will be outside of our control and any one of them could result in delays, increased costs, failures in achieving anticipated benefits, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially affect our financial position, results of operations and cash flows.

We may not have discovered undisclosed liabilities of each of Sculptor or Computershare during our due diligence processes.

In the course of the due diligence review of each of Sculptor and Computershare that we conducted prior to the execution of the respective transaction documents for the Sculptor Acquisition and Computershare Acquisition we may not have discovered, or may have been unable to quantify, undisclosed liabilities or other issues of Sculptor and its subsidiaries or Computershare and its subsidiaries, and we do not have rights of indemnification against Sculptor or Computershare for any such liabilities. Examples of such undisclosed liabilities or other issues may include, but are not limited to, unpaid taxes, pending or threatened litigation or regulatory matters. Any such undisclosed liabilities could have an adverse effect on our business, results of operations, financial condition and cash flows following the completion of the Sculptor Acquisition or the Computershare Acquisition.

Our ability to utilize Sculptor's tax attributes will be significantly limited.

Although Sculptor currently has significant tax attributes, including significant net operating losses, our use of those attributes will be subject to significant limitations as a result of the fact that Sculptor underwent an "ownership change" for purposes of Section 382 of the Code. Specifically, the Code limits the ability of a company that undergoes an "ownership change" to utilize its net operating loss and net capital loss carryforwards and certain built-in losses to offset taxable income earned in years after the ownership change. Section 382 imposes an annual limitation on the use of such attributes, which, in the case of Sculptor's attributes, would permit us to use only a small portion of Sculptor's tax attributes each year.

As a result of the Section 382 limitation and potentially other limitations or changes in circumstances, our use of Sculptor's tax attributes will be significantly delayed, and we may not be able to use all of those attributes, thereby limiting the cash tax benefit of those attributes.

Our future results could suffer if we do not effectively manage our expanded operations following the Sculptor Acquisition and the Computershare Acquisition.

Following the Sculptor Acquisition and the Computershare Acquisition, the scope of operations of our business will increase beyond the scope of operations of our business prior to such acquisitions. In addition, we may continue to expand our size and operations through additional acquisitions or other strategic transactions. Our future success depends, in part, upon our ability to manage our expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected synergies and other benefits currently anticipated from the Sculptor Acquisition or the Computershare Acquisition or anticipated from any additional acquisitions or strategic transactions that we may undertake in the future.

Risks Related to Our Stock

There can be no assurance that the market for our stock will provide you with adequate liquidity.

Our common stock began trading on the NYSE in May 2013, and our preferred stock began trading on the NYSE in July 2019. There can be no assurance that an active trading market for our common and preferred stock will be sustained in the future, and the market price of our common and preferred stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

- a shift in our investor base;
- our quarterly or annual earnings and cash flows, or those of other comparable companies;
- actual or anticipated fluctuations in our operating results;
- changes in accounting standards, policies, guidance, interpretations or principles;
- announcements by us or our competitors of significant investments, acquisitions, dispositions or other transactions;
- the failure of securities analysts to cover our common stock;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;
- market performance of affiliates and other counterparties with whom we conduct business;
- the operating and stock price performance of other comparable companies;
- our failure to qualify as a REIT, maintain our exemption under the 1940 Act or satisfy the NYSE listing requirements;
- negative public perception of us, our competitors or industry;
- overall market fluctuations; and
- general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common and preferred stock.

Sales or issuances of shares of our common stock could adversely affect the market price of our common stock.

Sales or issuances of substantial amounts of shares of our common stock, or the perception that such sales or issuances might occur, could adversely affect the market price of our common stock. The issuance of our common stock in connection with property, portfolio or business acquisitions or the exercise of outstanding options or otherwise could also have an adverse effect on the market price of our common stock. We have an effective registration statement on file to sell common stock or convertible securities in public offerings.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing. We have adopted the Rithm Capital Corp. 2023 Omnibus Incentive Plan (the "2023 Plan"), which provides for the grant of stock-based compensation to its officers and other employees and non-employee directors for the purpose of providing incentives and rewards for service or performance. Stock-based awards issued under the 2023 Plan include time-based and performance-based restricted stock unit awards and restricted stock awards and may include other forms of equity-based compensation. We reserved 34,240,000 shares of our common stock for issuance under the 2023 Plan. The 2023 Plan expires in 2033.

We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.

We may in the future incur or issue debt or issue equity or equity-related securities. In the event of our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities, warrants or options, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Our preferred stock has, and any additional preferred stock issued by us would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common stock.

We have not established a minimum distribution payment level for our common stock, and we cannot assure you of our ability to pay distributions in the future.

We intend to make quarterly distributions of our REIT taxable income to holders of our common stock out of assets legally available therefor. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this report. Any distributions will be authorized by our board of directors and declared by us based upon a number of factors, including our actual and anticipated results of operations, liquidity and financial condition, restrictions under Delaware law or applicable financing covenants, our REIT taxable income, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, our operating expenses and other factors our directors deem relevant.

Although we have other sources of liquidity, such as sales of and repayments from our investments, potential debt financing sources and the issuance of equity securities, there can be no assurance that we will generate sufficient cash or achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future.

Furthermore, while we are required to make distributions in order to maintain our REIT status (as described above under "—Risks Related to our Taxation as a REIT—We may be unable to generate sufficient cash from operations to pay our operating expenses and to pay distributions to our stockholders"), we may elect not to maintain our REIT status, in which case we would no longer be required to make such distributions. Moreover, even if we do elect to maintain our REIT status, we may elect to comply with the applicable requirements by, after completing various procedural steps, distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively and materially affect our business, results of operations, liquidity and financial condition as well as the market price of our common stock. No assurance can be given that we will make any distributions on shares of our common stock in the future.

We may in the future choose to make distributions in our own stock, in which case you could be required to pay income taxes in excess of any cash distributions you receive.

We may in the future make taxable distributions that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the stock that it receives as a distribution in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on distributions, it may put downward pressure on the market price of our common stock.

The IRS has issued guidance authorizing elective cash/stock dividends to be made by public REITs where a cap of at least 20% is placed on the amount of cash that may be paid as part of the dividend, provided that certain requirements are met. It is unclear whether and to what extent we would be able to or choose to pay taxable distributions in cash and stock. In addition, no assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease, as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our outstanding variable rate and future variable and fixed-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market price of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- a classified board of directors with staggered three-year terms;
- provisions regarding the election of directors, classes of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors for cause only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- provisions regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;
- our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;
- advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;
- a prohibition, in our certificate of incorporation, stating that no holder of shares of our common stock will have cumulative voting rights in the election of directors, which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election; and
- a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

An investment in our common stock is not an alternative to an investment in any of our funds, and the returns of our funds should not be considered as indicative of any returns expected on our common stock, although poor investment performance of, or lack of capital flows into, the funds we manage could have a materially adverse impact on our revenues and, therefore, the returns on our common stock.

The returns on our shares of common stock are not directly linked to the historical or future performance of the funds we manage or the manager of those funds. Even if our funds experience positive performance and our AUM increase, holders of our common stock may not experience a corresponding positive return on their common stock.

However, poor performance of the funds we manage will cause a decline in our revenues from such funds and may therefore have a negative effect on our performance and the returns on our common stock. If we fail to meet the expectations of our fund investors or otherwise experience poor investment performance, whether due to difficult economic and financial conditions or otherwise, our ability to retain existing AUM and attract new investors and capital flows could be materially adversely affected. In turn, the management fees and incentive income that we would earn would be reduced and our business, financial condition or results of operations would suffer, thus potentially negatively impacting the price of our common stock. Furthermore, even if the investment performance of our funds is positive, our business, financial condition or results of operations and the price of our common stock could be materially adversely affected if we are unable to attract and retain additional AUM consistent with industry trends or investor and market expectations.

ERISA may restrict investments by plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment is consistent with the fiduciary obligations under the ERISA, as amended, including whether such investment might constitute or give rise to a prohibited transaction under ERISA, the Internal Revenue Code or any substantially similar federal, state or local law and, if so, whether an exemption from such prohibited transaction rules is available.

<u>General Risks</u>

Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, the global financial markets and the global political conditions. Such conditions could include political unrest, war, such as the war in Ukraine or the ongoing war and tensions in the Middle East, natural disasters or global pandemics. The U.S. and global economies are facing higher inflation and interest rates and potential recession. A weak or declining economy or political disruption, including any international trade disputes, could exacerbate supply chain constraints that could ultimately harm our business.

Cybersecurity incidents and technology disruptions or failures could damage our business operations and reputation, increase our costs and subject us to potential liability.

As our reliance on rapidly changing technology has increased, so have the risks that threaten the confidentiality, integrity or availability of our information systems, both internal and those provided to us by third-party service providers (including, but not limited to, our Servicing Partners). Cybersecurity incidents may involve gaining authorized or unauthorized access to our information systems for purposes of theft of certain personally identifiable or other information of consumers or fund investors, misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Disruptions and failures of our systems or those of our third-party vendors could result from these incidents or be caused by fire, power outages, natural disasters and other similar events and may interrupt or delay our ability to provide services to our customers, expose us to remedial costs and reputational damage, and otherwise adversely affect our operations.

Despite our efforts to ensure the integrity of our systems, there can be no assurance that any such cyber incidents will not occur or, if they do occur, that they will be adequately addressed. We also may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the methods and sources of breaches change frequently or may not be immediately detected. The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.

In addition, we are subject to various privacy and data protection laws and regulations, and any changes to laws or regulations, including new restrictions or requirements applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information. For example, the New York State Department of Financial Services requires certain financial services companies, such as NRM and Newrez, to establish a detailed cybersecurity program and comply with other requirements, and the CCPA created new compliance regulations on businesses that collect information from California residents. Non-compliance by us, or potentially by third parties with which we share information, with any applicable privacy and cybersecurity law or regulation, including accidental loss, inadvertent disclosure, unauthorized access or dissemination or breach of security, may result in damage to our reputation and could subject us to fines, penalties, required corrective actions, lawsuits, payment of damages or restrictions on our use or transfer of data.

Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, additional regulatory scrutiny, significant litigation exposure and harm to our reputation, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, insurance and other safeguards might only partially reimburse us for losses, if at all.

We depend on counterparties and vendors to provide certain services, which subjects us to various risks.

We have a number of counterparties and vendors, who provide us with financial, technology and other services that support our businesses. If our current counterparties and vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternative services from other counterparties or vendors in a timely and efficient manner and on similarly acceptable terms, or at all. With respect to vendors engaged to perform certain servicing activities, we are required to assess their compliance with various regulations and establish procedures to provide reasonable assurance that the vendor's activities comply in all material respects with such regulations. In the event that a vendor's activities are not in compliance, it could negatively impact our relationships with our regulators, as well as our business and operations. Accordingly, we may incur significant costs to resolve any such disruptions in service which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We have engaged and may in the future engage in a number of acquisitions and we may be unable to successfully integrate the acquired assets and assumed liabilities in connection with such acquisitions.

As part of our business strategy, we regularly evaluate acquisitions of what we believe are complementary assets. Identifying and achieving the anticipated benefits of such acquisitions is subject to a number of uncertainties, including, without limitation, whether we are able to acquire the assets, within our parameters, integrate the acquired assets and manage the assumed liabilities efficiently. It is possible that the integration process could take longer than anticipated and could result in additional and unforeseen expenses, the disruption of our ongoing business, processes and systems, or inconsistencies in standards, controls, procedures, practices and policies, any of which could adversely affect our ability to achieve the anticipated benefits of such acquisitions. There may be increased risk due to integrating the assets into our financial reporting and internal control systems. Difficulties in adding the assets into our business could also result in the loss of contract counterparties or other persons with whom we conduct business and potential disputes or litigation with contract counterparties or other persons with whom we or such counterparties conduct business. We could also be adversely affected by any issues attributable to the related seller's operations that arise or are based on events or actions that occurred prior to the closing of such acquisitions. Completion of the integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized in their entirety or at all or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect our future business, financial condition, operating results and cash flows. Due to the costs of engaging in a number of acquisitions, we may also have difficulty completing more acquisitions in the future.

We are subject to significant competition, and we may not compete successfully.

We are subject to significant competition in seeking investments. We compete with other companies, including other REITs, insurance companies and other investors, including funds and companies affiliated with FIG LLC (our "Former Manager"). Some of our competitors have greater resources than we possess or have greater access to capital or various types of financing structures than are available to us and we may not be able to compete successfully for investments or provide attractive investment returns relative to our competitors. These competitors may be willing to accept lower returns on their investments and, as a result, our profit margins could be adversely affected. Furthermore, competition for investments that are suitable for us, including, but not limited to, interests in MSRs, may lead to decreased availability, higher market prices and decreased returns available from such investments, which may further limit our ability to generate our desired returns. We cannot assure you that other companies will not be formed that compete with us for investments or otherwise pursue investment strategies similar to ours or that we will be able to compete successfully against any such companies.

Our business could suffer if we fail to attract and retain management and other highly skilled personnel.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified management and other personnel for all areas of the Company, in particular skilled managers, loan officers, underwriters, loan servicers, debt default specialists, investment professionals and other personnel specialized in finance, risk and compliance. Trained and experienced personnel are in high demand and may be in short supply in some areas. We may not be able to attract, develop and maintain an adequate skilled management and workforce necessary to operate our businesses and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us, and this could have a material adverse effect on our business, financial condition, liquidity and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We prioritize the management of cybersecurity risk and regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities and test those systems pursuant to our cybersecurity program.

We use a combination of cyber security personnel, documented processes and purpose-driven technologies and monitoring systems to identify, protect, detect, respond and recover from security incidents. These encompass incident response procedures, information security and vendor management and a combination of participation in industry consortiums, continuous monitoring, internal, as well as independent testing of systems, and team member education. Our independent testing includes both (i) periodic testing and evaluations performed by our internal audit firm and (ii) annual network penetration testing conducted through independent third parties. Our processes for assessing, identifying and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes. As part of these processes, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including, but not limited to, SEC rules, the CCPA and the Gramm-Leach-Bliley Act, as further described under the caption "Business—Regulations"), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.

Additionally, in order to reduce cybersecurity risk related to the use of third-party service providers, we (i) obligate our service providers to adhere to privacy and cyber security measures and (ii) perform risk assessments of each new service provider during onboarding based on, among other things, the nature of their business and the type of information we provide to such service providers. Each service provider is then ranked in a tier, which tier determines the frequency and extent of evaluation for the service provider. We additionally collect SIG, SOC 1 reports and Business Continuity and Disaster Recovery documents from each of our key service providers.

To date, cybersecurity risks, including those resulting from any previous cybersecurity incidents, have not materially affected us, including our business strategy, results of operations or financial condition. We do not believe that cybersecurity risks resulting from any previous cybersecurity incidents of which we are aware are reasonably likely to materially affect us. Refer to the risk factor captioned "Cybersecurity incidents and technology disruptions or failures could damage our business operations and reputation, increase our costs and subject us to potential liability" in Item 1A. "Risk Factors" for additional description of cybersecurity risks and potential related impacts on the Company.

Governance

Our board of directors oversees the Company's risk management process, including cybersecurity risks, directly and through its committees. The Audit Committee of the board, in conjunction with the Mortgage and Regulatory Compliance Committee (the "MRC Committee"), which focuses on the risk structure and governance related to the Mortgage Company's mortgage servicing and origination business, oversees the Company's risk management program, which focuses on the most significant risks the Company faces in the short-, intermediate-, and long-term timeframe. Audit Committee meetings and MRC Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports from the Chief Information Security Officer ("CISO") and Chief Information Officer ("CIO") on the Company's enterprise risk profile and the Company's risk treatment policies and processes on a quarterly basis or as needed.

The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity policies throughout its operations that are designed to address cybersecurity threats and incidents. In particular, the CISO is focused on assessing, managing, mitigating and reporting on cybersecurity threats and risks.

The CISO, in conjunction with the CIO, the Chief Risk Officer and the Chief Legal Officer, manages the Company's cyber security posture. The current CISO has more than 20 years of experience in information security and information technology, including previously serving as the CISO for multiple large multinational corporations. In addition to his extensive work experience, the CISO holds a Bachelor of Science in Business Administration with an emphasis on Management of Information Systems from Alliant University and a Master of Science in Business Administration with an emphasis on Information Systems Audit from California State Polytechnic University. The CISO has the following certifications: Certified Information Systems Security Professional (CISSP), Certified Information Security Manager (CISM), Certified Fraud Examiner (CFE) and Federal Bureau of Investigations (FBI) CISO Academy Graduate. The CISO reports to the CIO and management on cybersecurity threats on a regular basis.

The CISO monitors the Company's cybersecurity posture through the Security Incident Response Team, which consists of key individuals in the legal, human resources, compliance, privacy, risk and information security departments across Rithm Capital and its operating companies. Any escalations will then be raised by the CISO and CIO to Company management who will work with the CISO and CIO to determine the appropriate remediation effort.

At the employee level, we maintain an experienced information technology team tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, as well as records and information management, and we conduct phishing tests. We generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

ITEM 2. PROPERTIES

Our principal executive and administrative offices are located in leased space at 799 Broadway, 8th Fl., New York, New York 10003. Rithm Capital does not own any real property.

ITEM 3. LEGAL PROCEEDINGS

We are or may become, from time to time, involved in various disputes, litigation and regulatory inquiry and investigation matters that arise in the ordinary course of business. Given the inherent unpredictability of these types of proceedings, it is possible that future adverse outcomes could have a material adverse effect on our business, financial position or results of operations.

Rithm Capital is, from time to time, subject to inquiries by government entities. Rithm Capital currently does not believe any of these inquiries would result in a material adverse effect on Rithm Capital's business.

As previously disclosed, in connection with the Sculptor Acquisition, on September 11, 2023, stockholder Gilles Beauchemin filed a purported class action against Sculptor and each of Sculptor's directors in the Court of Chancery of the State of Delaware, captioned Gilles Beauchemin v. Engel, et al., C.A. No. 2023-0921-SG (the "Beauchemin Action"). The Beauchemin Action alleged, among other things, that Sculptor's board of directors (the "Sculptor Board") and the special committee of the Sculptor Board (the "Special Committee") violated their fiduciary duties and sought, among other things, to enjoin the transaction with Rithm Capital. Plaintiff also filed a Motion for Preliminary Injunction. Rithm Capital was not party to the filed complaint.

On October 17, 2023, Sculptor stockholders Daniel S. Och, Harold A. Kelly, Jr., Richard Lyon, James O'Connor and Zoltan Varga (collectively, the "Specified Stockholders") filed a putative class action complaint on behalf of themselves and all other similarly situated stockholders of Sculptor against each of Sculptor's directors, Sculptor and certain of its subsidiaries, and Rithm Capital and certain of its subsidiaries, in the Court of Chancery of the State of Delaware, captioned Och, et al. v. Engel, et al., C.A. No. 2023-1043-SG (the "Former EMD Group Action"). The complaint in the Former EMD Group Action alleged, among other things, that the Sculptor Board and the Special Committee violated their fiduciary duties and sought, among other things, to enjoin the transaction with Rithm Capital.

On October 23, 2023, the court entered an order consolidating the Former EMD Group Action and the Beauchemin Action as in re Sculptor Capital Management, Inc. Stockholder Litigation, Consol. C.A. No. 2023-0921-SG (the "Sculptor Stockholder Action").

On October 26, 2023, Rithm Capital and Sculptor entered into Amendment No. 2 to the Agreement and Plan of Merger (the "Merger Agreement"), amending, among other things, the price per share of Class A common stock of Sculptor, which was increased to $12.70. In connection, Rithm Capital entered into a Transaction Support Agreement (the "Transaction Support Agreement") with each of the Specified Stockholders and the other signatories party thereto. Under the terms of the Transaction Support Agreement, each Specified Stockholder agreed, among other things, to vote all shares held by such Specified Stockholder in favor of the adoption of the Merger Agreement and the approval of the Sculptor Acquisition, and to dismiss with prejudice the claims raised in the Former EMD Group Action complaint, solely with respect to the Specified Stockholders. A stipulated order dismissing these claims was submitted to the Court of Chancery for approval. The Specified Stockholders also agreed to withdraw any demands under Section 220.

On October 29, 2023, plaintiff Beauchemin filed a consolidated amended complaint adding additional claims and defendants to the matter. On November 14, 2023, the parties reached an agreement in principle to settle all claims in the Sculptor Stockholder Action for, among other things, a total payment of $6.5 million to eligible Sculptor common stockholders. On January 22, 2024, the parties executed and filed the Stipulation and Agreement of Settlement, Compromise and Release in connection with the settlement. A final hearing for the settlement is scheduled for May 20, 2024.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

We have one class of common stock, which is listed on the NYSE under the symbol "RITM". As of February 9, 2024, there were 26 holders of record of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of four indices: NAREIT All REIT, Russell 2000, NAREIT Mortgage REIT and S&P 500. The graph assumes an investment of $100 in our common stock and in each of the indices on December 31, 2018 through December 31, 2023. The past performance of our common stock is not an indication of future performance.



Index		2018		2019		2020		2021		2022		2023
Rithm Capital Corp.	$	100.0	$	128.6	$	84.4	$	98.7	$	84.3	$	122.7
NAREIT All REIT		100.0		128.1		120.7		168.7		126.4		140.9
Russell 2000		100.0		125.5		150.5		172.7		137.4		160.6
NAREIT Mortgage REIT		100.0		121.3		98.7		114.0		84.0		96.8
S&P 500		100.0		131.5		155.6		200.3		164.0		207.0

See Note 22 to our Consolidated Financial Statements for further information regarding distributions on our common stock. We may declare quarterly distributions on our common stock. No assurance, however, can be given that any future distributions will be made or, if made, as to the amounts or timing of any future distributions as such distributions are subject to our earnings, financial condition, liquidity, capital requirements, REIT requirements and such other factors as our board of directors deems relevant. In addition, such distributions may be subject to the receipt of sufficient funds from our servicer subsidiaries, NRM and Newrez, which are subject to regulatory restrictions on their ability to pay distributions.

Omnibus Incentive Plan

On May 25, 2023, Rithm Capital's stockholders adopted the 2023 Plan, which became effective as of May 25, 2023. The 2023 Plan replaced Rithm Capital's Nonqualified Stock Option and Incentive Award Plan, which became effective on May 15, 2013, was amended and restated as of November 4, 2014 and as of February 16, 2023, and expired by its terms on April 29, 2023 (the "2013 Plan"). Any stock-based awards issued under the 2013 Plan will continue to be subject to the terms and provisions of the 2013 Plan applicable to such awards. The 2023 Plan is intended to facilitate our use of equity-based awards and incentives to provide competitive short-term and long-term compensation opportunities for the benefit of our officers, employees, non-employee directors, independent contractors and consultants to strengthen their commitment to the Company, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose contributions are essential to the success of the Company's business and whose efforts will impact the Company's long-term growth and profitability. To accomplish these purposes, the 2023 Plan provides for the issuance of options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards and cash awards. Such awards will be subject to the terms and conditions set forth in the agreements evidencing such awards and the terms of the 2023 Plan. The maximum number of shares available for issuance in the aggregate over the ten-year term of the 2023 Plan is 34,240,000 shares.

Share Repurchase Program

For details regarding our share repurchase program, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Stockholders' Equity—Common Stock."

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto, and with Part I, Item 1A. "Risk Factors."

Management's discussion and analysis of financial condition and results of operations is intended to allow readers to view our business from management's perspective by (i) providing material information relevant to an assessment of our financial condition and results of operations, including an evaluation of the amount and certainty of cash flows from operations and from outside sources, (ii) focusing the discussion on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or future financial condition, including descriptions and amounts of matters that are reasonably likely, based on management's assessment, to have a material impact on future operations and (iii) discussing the financial statements and other statistical data management believes will enhance the reader's understanding of our financial condition, changes in financial condition, cash flows and results of operations.

This section generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2022 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7. of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

COMPANY OVERVIEW

Rithm Capital is a global asset manager focused on real estate, credit and financial services. We are structured as an internally managed REIT for U.S. federal income tax purposes. Rithm Capital became a publicly-traded entity on May 15, 2013.

We seek to generate long-term value for our investors by using our investment expertise to identify, manage and invest in real estate related and other financial assets and more recently offer broader asset management capabilities, in each case, that provides investors with attractive risk-adjusted returns. Our investments in real estate related assets include our equity interest in operating companies, and our strategy also involves opportunistically pursuing acquisitions and seeking to establish strategic partnerships that we believe enable us to maximize the value of our investments by offering products and services related to the lifecycle of transactions that affect each mortgage loan and underlying residential property or collateral.

We conduct our business through the following segments: Origination and Servicing, Investment Portfolio, Mortgage Loans Receivable, Asset Management and Corporate.

Within our portfolio, we target complementary assets that generate stable long-term cash flows and employ conservative capital structures in an effort to generate returns across different interest rate environments. Our investment approach and capital allocation decisions combine a focus on asset selection, relative value, risk management, taking into consideration available financing and other relevant macroeconomic factors. In our efforts to identify and invest in target assets, we compete with banks, other REITs, non-bank mortgage lenders and servicers, private equity firms, alternative asset managers, hedge funds and other large financial services companies. In the face of this competition, the experience of members of our management team and dedicated investment professionals provide us with a competitive advantage when pursuing attractive investment opportunities.

Our residential mortgage origination business, operated through Newrez, sources and originates loans through four distinct channels: Direct to Consumer, Retail, Wholesale and Correspondent. Additionally, our servicing business compliments our origination business and offers our subsidiaries and third-party clients performing and special servicing capabilities. We also operate additional real estate related businesses, including Avenue 365, our title company, and eStreet, our appraisal company. Our real estate businesses also include Adoor LLC ("Adoor"), a wholly-owned subsidiary, which is focused on the acquisition and management of SFR properties and Genesis, a lender for experienced developers and investors of residential real estate, which also supports our Adoor Business. We also have investments in Guardian, a national provider of field services and property management services. We operate our asset management business primarily through our wholly-owned subsidiary, Sculptor. Sculptor is a leading global alternative asset manager and provides asset management services and investment products across credit, real estate and multi-strategy platforms through commingled funds, separate accounts and other alternative investment vehicles.

On November 17, 2023, we completed the Sculptor Acquisition, which accelerated our growth in our asset management business, and we intend to continue to diversify into a global asset manager. However, our legacy business lines are expected to remain important to the future of the Company. We believe we are well positioned to opportunistically deploy capital by leveraging our deep expertise in specialty finance, structured and alternative credit, consumer lending and real estate. In executing our strategy, from time to time, we explore and will continue to explore various opportunities for acquisitions and dispositions of assets and financing transactions, which may include equity or debt offerings by us or one or more of our subsidiaries, business combinations, spin-off transactions or other similar transactions. In 2023, the subsidiary that owns our mortgage origination and servicing platform business and related real estate assets confidentially submitted with the SEC a draft Registration Statement on Form S-1 relating to a proposed initial public offering of its equity securities. Any initial public offering is subject to market and other conditions and there can be no assurances as to the timing of the completion of an offering or that an offering will be completed at all, and the Company may determine to explore or execute (or to not explore or execute) other alternatives with respect to this or other business lines. Moreover, we may determine to change our strategy, including to pursue, modify or abandon any such potential transactions at any time, and, in any event, there can be no assurance we will be successful in executing on our strategy.

We seek to protect book value and the value of our assets by actively managing and hedging our portfolio. Diversification of our overall portfolio, including our portfolio assets and operating entities, and a variety of hedging strategies help contribute to book value stability. Both our portfolio composition (inclusive of long and short duration instruments and various operating businesses) and specific hedging instruments (including Agency mortgage-backed securities ("MBS") TBAs, interest rate swaps and others) are employed to mitigate book value volatility. We believe that the actions we have taken over the past number of years to diversify and grow our portfolio have allowed us to operate efficiently and perform dynamically across economic conditions. See Part I, Item 1A "Risk Factors—Risks Related to Our Business—Any hedging transactions that we enter into may limit our gains or result in losses."

As of December 31, 2023, we had $35.3 billion in total assets, approximately $32.8 billion in AUM and 6,570 employees, including those individuals employed by our operating entities.

BOOK VALUE PER COMMON SHARE

The following table summarizes the calculation of book value per common share:

$ in thousands except per share amounts	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Total equity	$ 7,101,038	$ 7,267,963	$ 7,194,684	$ 6,954,543	$ 7,010,068
Less: Preferred Stock Series A, B, C and D	1,257,254	1,257,254	1,257,254	1,257,254	1,257,254
Less: Noncontrolling interests of consolidated subsidiaries	94,096	59,907	60,251	60,337	67,067
Total equity attributable to common stock	$ 5,749,688	$ 5,950,802	$ 5,877,179	$ 5,636,952	$ 5,685,747
Common stock outstanding	483,226,239	483,214,061	483,320,606	483,017,747	473,715,100
Book value per common share	$ 11.90	$ 12.32	$ 12.16	$ 11.67	$ 12.00

Refer to Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for interest rate risk and its impact on fair value.

MARKET CONSIDERATIONS

Summary

U.S. economic data and indicators gained strength as 2023 progressed. Real gross domestic product ("GDP") was reported at 3.3% for the year, highlighted by a notably strong reading of 4.9% in the third quarter while slowing through the fourth quarter.

U.S. and global economic growth continues to be threatened by the ongoing war and tensions in the Middle East, in addition to trade disruptions due to the war in Ukraine, and still elevated inflation rates. The Federal Reserve continued to increase rates in the first half of 2023, to combat high inflation rates.

The Federal Reserve has paused on rate hikes since July 2023 and is projecting rate cuts in 2024. The labor market showed signs of strength with unexpected increases in job openings in September 2023 and December 2023. The unemployment rate has fluctuated between 3.5% and 3.8% throughout the year, remaining near 50-year historical lows.

With respect to the mortgage and housing markets, the inventory of existing homes for sale remained low while mortgage rates briefly hit two decade highs at just below 8% in November. Despite significant changes in rates through 2023, the 10-year U.S. Treasury rate remained unchanged, and the 30-year fixed mortgage rate was 20bps higher compared to year end 2022. Further, mortgage rates are expected to fall slightly in 2024 while home prices are expected to continue to rise in 2024.

Banking Institutions

The U.S. markets experienced significant instability in the banking sector during the first and second quarters of 2023. In March 2023, each of Silicon Valley Bank and Signature Bank were taken over by the Federal Deposit Insurance Corporation ("FDIC"). This caused uncertainty for businesses that used these banks and resulted in significant general market disruption. Further, it raised concerns about the overall stability of the banking system in the United States, particularly relating to the stability of regional banks. As a result of these circumstances, the Federal Reserve created the Bank Term Funding Program in March 2023, under which eligible institutions could receive additional funding via loans, to help stabilize the banking sector and avoid a broader destabilization in the financial system and potentially a recession. In May 2023, First Republic Bank was closed by the California Department of Financial Protection and Innovation and sold by the FDIC to JPMorgan Chase, leading to additional uncertainty in the banking sector and increased market disruption.

Since the banking sector instability seen during the first half of 2023, results in the second half of the year showed signs of recovery, with deposit outflows stabilizing, strong capital and liquidity, generally strong bank profits and the overall banking system remaining strong and resilient.

Inflation

Inflation has moderated over the last year, declining substantially from its peak in 2022. While the Federal Reserve announced various rate increases during the beginning of the year, they have been on pause on rate hikes since July 2023 while projecting rate cuts in 2024, as inflation has steadily cooled. The Consumer Price Index increased 0.3% in December 2023 and 3.4% on an annual basis. A slight increase in inflation was seen from November 2023 to December 2023 following two months of decreases. The inflation rate increase appears to have subsided largely due to the easing of supply chain pressures that surged during the COVID-19 pandemic. The economy continues to grow at a pace that is faster than estimates, with annualized growth for GDP at 3.3% as of December 31, 2023. Long-term interest rates have fallen, and the stock market has risen sharply, easing overall financial conditions.

To the extent interest rates begin to rise again, we could experience increased interest expense on our outstanding variable rate debt and future variable and fixed-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Labor Markets

Signs of a strong U.S. labor market emerged as the end of the year approached, with the unemployment rate remaining relatively unchanged near 50-year lows, ranging from 3.5% to 3.8% through 2023. The unemployment rate ended the year at 3.7%, up only 20 bps from December 2022. During 2023, there was an increase in jobs added in the U.S., in particular during each of September 2023 and December 2023, when the reported employment gains exceeded forecasts by adding 336,600 jobs and 216,000 jobs, respectively. Further, wage growth remained strong, with average hourly earnings up 4.1% year over year.

Housing Market

Elevated mortgage rates, high home prices and low home inventory drove housing market conditions. The inventory of existing homes for sale remained low throughout the year primarily due to the reluctance of homeowners to change residence and lose the low interest rates locked-in when they purchased or refinanced their mortgages at sub-3% mortgage rates in 2021. Further, while mortgage rates remained high overall, they began to ease during the fourth quarter of 2023 following increases since the first quarter of 2023.

The market conditions discussed above influence our investment strategy and results, many of which have been impacted by continued high inflation and mortgage rates, an increase in GDP growth rate, as well as the other global events such as the ongoing war and tensions in the Middle East, among other factors. See Part I, Item 1A. "Risk Factors—Risks Related to Our Business—Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations" and "—Market conditions could negatively impact our business, results of operations, cash flows and financial condition."

The following table summarizes the change in U.S. GDP estimates annualized rate according to the U.S. Bureau of Economic Analysis:

	Three Months Ended				
	December 31, 2023[(A)]	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Real GDP	3.3 %	4.9 %	2.1 %	2.0 %	2.6 %

(A)   Annualized rate based on the advance estimate.

The following table summarizes the U.S. unemployment rate according to the U.S. Department of Labor:

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Unemployment rate	3.7 %	3.8 %	3.6 %	3.5 %	3.5 %

The following table summarizes the 10-year Treasury rate and the 30-year fixed mortgage rates:

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
10-year U.S. Treasury rate	3.9 %	4.6 %	3.8 %	3.5 %	3.9 %
30-year fixed mortgage rate	6.6 %	7.3 %	6.7 %	6.3 %	6.4 %

We believe the estimates and assumptions underlying our consolidated financial statements are reasonable and supportable based on the information available as of December 31, 2023; however, uncertainty related to market volatility and inflationary pressures driving the federal funds rate to increase makes any estimates and assumptions as of December 31, 2023 inherently less certain than they would be absent the current economic environment. Actual results may materially differ from those estimates. Market volatility and inflationary pressures and the ongoing war and tensions in the Middle East and their impact on the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our financial condition, results of operations, liquidity and ability to pay distributions.

CHANGES TO LIBOR

On March 5, 2021, Intercontinental Exchange Inc. ("ICE") announced that ICE Benchmark Administration Limited, the administrator of LIBOR, intended to stop publication of the majority of USD-LIBOR tenors (overnight, 1-, 3-, 6- and 12-month) on June 30, 2023. On January 1, 2022, ICE discontinued the publication of the 1-week and 2-month tenors of USD-LIBOR. In the U.S., the ARRC identified the SOFR as its preferred alternative rate for U.S. dollar-based LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities and is based on directly observable U.S. Treasury-backed repurchase transactions.

Rithm Capital completed its transition from LIBOR to an alternative benchmark, mainly SOFR, in June 2023. We do not currently intend to amend our Series A, Series B or Series C to change the existing USD-LIBOR cessation fallback language.

OUR PORTFOLIO

Our portfolio, as of December 31, 2023, is composed of origination and servicing, our investment portfolio, mortgage loans receivable, and asset management, as described in more detail below (dollars in thousands).

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
December 31, 2023						
Investments	$ 9,413,923	$ 13,743,465	$ 2,232,913	$ 226,486	$ —	$ 25,616,787
Cash and cash equivalents	548,666	442,015	58,628	230,008	7,882	1,287,199
Restricted cash	195,490	144,169	37,805	8,156	—	385,620
Other assets	3,489,171	3,083,967	113,055	1,183,646	20,483	7,890,322
Goodwill	24,376	5,092	55,731	46,658	—	131,857
Total assets	$ 13,671,626	$ 17,418,708	$ 2,498,132	$ 1,694,954	$ 28,365	$ 35,311,785
Debt	$ 6,920,310	$ 14,180,827	$ 1,856,006	$ 455,512	$ 546,818	$ 23,959,473
Other liabilities	3,224,989	223,266	23,979	565,919	213,121	4,251,274
Total liabilities	10,145,299	14,404,093	1,879,985	1,021,431	759,939	28,210,747
Total equity	3,526,327	3,014,615	618,147	673,523	(731,574)	7,101,038
Noncontrolling interests in equity of consolidated subsidiaries	8,220	44,905	—	40,971	—	94,096
Total Rithm Capital stockholders' equity	$ 3,518,107	$ 2,969,710	$ 618,147	$ 632,552	$ (731,574)	$ 7,006,942
Investments in equity method investees	$ —	$ 110,883	$ —	$ 91,563	$ —	$ 202,446
December 31, 2022						
Investments	$ 9,371,435	$ 12,993,131	$ 2,064,028	$ —	$ —	$ 24,428,594
Debt	$ 6,660,484	$ 12,962,616	$ 1,733,579	$ —	$ 545,056	$ 21,901,735

Origination and Servicing

Our origination and servicing business operates within our Mortgage Company. We have a multi-channel lending platform, offering purchase and refinance loan products. We originate loans through our Retail channel, provide refinance opportunities to eligible existing servicing customers through our Direct to Consumer channel, and purchase originated loans through our Wholesale and Correspondent channels. We originate or purchase residential mortgage loans conforming to the underwriting standards of the GSEs and Ginnie Mae, government-insured residential mortgage loans which are insured by the FHA, VA and USDA, and Non-Agency and non-QM loans through our SMART Loan Series. Our non-QM loan products provide a variety of options for highly qualified borrowers who fall outside the specific requirements of Agency residential mortgage loans.

Our servicing business operates through our performing and special servicing divisions. The performing loan servicing division services performing Agency and government-insured loans. SMS, our special servicing division, services delinquent government-insured, Agency and Non-Agency loans on behalf of the owners of the underlying mortgage loans. We are highly experienced in loan servicing, including loan modifications, and seek to help borrowers avoid foreclosure. As of December 31, 2023, the performing loan servicing division serviced $445.8 billion UPB of loans and SMS serviced $122.2 billion UPB of loans, for a total servicing portfolio of $568.0 billion UPB, representing a 12.8% increase from December 31, 2022. The increase was primarily attributable to servicing transfer from third-party subservicers and loan production, partially offset by scheduled and voluntary prepayment loan activity.

We generate revenue through sales of residential mortgage loans, including, but not limited to, gain on residential loans originated and sold and the value of MSRs retained on transfer of the loans. Profit margins per loan vary by channel, with Correspondent typically being the lowest and Direct to Consumer being the highest. We sell conforming loans to the GSEs and Ginnie Mae and securitize Non-QM residential loans. We utilize warehouse financing to fund loans at origination through the sale date.

Included in our Origination segment are the financial results of two of our services businesses, eStreet and Avenue 365. eStreet offers appraisal valuation services, and Avenue 365 provides title insurance and settlement services to our Mortgage Company.

The tables below provide selected operating statistics for our Origination and Servicing segment:

(in millions)	UPB for the Year Ended December 31,				Increase (Decrease)	
	2023	% of Total	2022	% of Total	Amount	%
Production by Channel						
Direct to Consumer	$ 1,956	5%	$ 8,263	12%	$ (6,307)	(76)%
Retail / Joint Venture	6,130	17%	19,037	28%	(12,907)	(68)%
Wholesale	4,795	13%	11,000	16%	(6,205)	(56)%
Correspondent	24,012	65%	29,308	44%	(5,296)	(18)%
Total Production by Channel	$ 36,893	100%	$ 67,608	100%	$ (30,715)	(45)%
Production by Product						
Agency	$ 19,962	55%	38,937	58%	(18,975)	(49)%
Government	15,677	42%	24,810	37%	(9,133)	(37)%
Non-QM	546	1%	1,356	1%	(810)	(60)%
Non-Agency	227	1%	1,902	3%	(1,675)	(88)%
Other	481	1%	603	1%	(122)	(20)%
Total Production by Product	$ 36,893	100%	$ 67,608	100%	$ (30,715)	(45)%
% Purchase	87 %		70 %			
% Refinance	13 %		30 %			

(dollars in thousands)	Year Ended December 31,		Increase (Decrease)	
	2023	2022	Amount	%
Gain on originated residential mortgage loans, held-for-sale, net[(A)(B)(C)(D)]	$ 483,491	$ 1,039,939	$ (556,448)	(53.5)%
Pull through adjusted lock volume	$ 36,892,922	$ 61,138,009	$ (24,245,087)	(39.7)%
Gain on originated residential mortgage loans, as a percentage of pull through adjusted lock volume, by channel:				
Direct to Consumer	3.99 %	3.70 %		
Retail / Joint Venture	3.52 %	3.29 %		
Wholesale	1.35 %	1.08 %		
Correspondent	0.47 %	0.31 %		
Total gain on originated residential mortgage loans, as a percentage of pull through adjusted lock volume	1.31 %	1.70 %		

(A)   Includes realized gains on loan sales and related new MSR capitalization, changes in repurchase reserves, changes in fair value of interest rate lock commitments, changes in fair value of loans held-for-sale and economic hedging gains and losses.

(B)   Includes loan origination fees of $0.4 billion and $0.6 billion for the years ended December 31, 2023 and 2022, respectively.

(C)   Represents Gain on originated residential mortgage loans, held-for-sale, net of the Origination segment (See Note 4 and Note 9 to our Consolidated Financial Statements).

(D)   Excludes MSR revenue on recaptured loan volume delivered back to NRM.

Total Gain on originated residential mortgage loans, held-for-sale, net decreased $556.4 million to $483.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. During 2023, gain on sale margin continued to revert to historical levels largely driven by weakening demand for loans amid excess industry capacity due to an escalating interest rate environment weighing on the residential real estate market.

Gain on sale margin for the year ended December 31, 2023 was 1.31%, 39 bps lower than 1.70% for the prior year. The lower gain on sale margin for 2023 was driven by channel mix—funded loan production in our lower margin Correspondent channel outpaced production in higher margin channels. For the year ended December 31, 2023, loan origination volume was

$36.9 billion, down from $67.6 billion in the prior year. During 2023, 13% of all funded origination volume was refinance, down from 30% in 2022. Similar trends were noted industry-wide; as of December 2023, the MBA estimated total U.S. origination volume for 2023 was $1.6 trillion, down 25% from an estimated $2.2 trillion in 2022. Furthermore, the MBA estimated that 19% of 2023 activity was related to refinance volume, a decline from 30% in 2022.

The table below provides the mix of our serviced assets portfolio between subserviced performing servicing (labeled as "Performing Servicing") and subserviced non-performing, or special servicing (labeled as "Special Servicing"). The Mortgage Company subservices on behalf of Rithm Capital or its subsidiaries and for third parties for the periods presented.

(in millions)	Unpaid Principal Balance as of December 31,				Increase (Decrease)		
		2023		2022		Amount	%
Performing servicing							
MSR-owned assets	$	444,057	$	391,284	$	52,773	13.5 %
Residential whole loans		1,781		1,932		(151)	(7.8)%
Third-party		—		83		(83)	(100.0)%
Total performing servicing		445,838		393,299		52,539	13.4 %
Special servicing							
MSR-owned assets	$	12,917	$	10,613	$	2,304	21.7 %
Residential whole loans		6,738		6,698		40	0.6 %
Third-party		102,500		92,953		9,547	10.3 %
Total special servicing		122,155		110,264		11,891	10.8 %
Total servicing portfolio	$	567,993	$	503,563	$	64,430	12.8 %
Agency servicing							
MSR-owned assets	$	325,708	$	276,555	$	49,153	17.8 %
Third-party		8,698		9,286		(588)	(6.3)%
Total agency servicing		334,406		285,841		48,565	17.0 %
Government-insured servicing							
MSR-owned assets	$	127,864	$	120,733	$	7,131	5.9 %
Total government servicing		127,864		120,733		7,131	5.9 %
Non-Agency (private label) servicing							
MSR-owned assets	$	3,402	$	4,609	$	(1,207)	(26.2)%
Residential whole loans		8,519		8,630		(111)	(1.3)%
Third-party		93,802		83,750		10,052	12.0 %
Total Non-Agency (private label) servicing		105,723		96,989		8,734	9.0 %
Total servicing portfolio	$	567,993	$	503,563	$	64,430	12.8 %

The table below summarizes base servicing fees and other fees for the periods presented:

(in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase (Decrease) Amount	Increase (Decrease) %
Servicing fees				
MSR-owned assets	$ 1,261,453	$ 1,122,508	$ 138,945	12.4 %
Residential whole loans	9,159	11,354	(2,195)	(19.3)%
Third-party	92,110	92,589	(479)	(0.5)%
Total servicing fees	1,362,722	1,226,451	136,271	11.1 %
Other fees				
Incentive	49,316	63,213	(13,897)	(22.0)%
Ancillary	70,716	53,019	17,697	33.4 %
Boarding	6,157	6,301	(144)	(2.3)%
Total other fees[(A)]	126,189	122,533	3,656	3.0 %
Total servicing portfolio fees	$ 1,488,911	$ 1,348,984	$ 139,927	10.4 %

(A)   Includes other fees earned from third parties of $47.3 million and $39.5 million for the years ended December 31, 2023 and 2022, respectively.

MSRs and MSR Financing Receivables

Our servicing segment includes owned MSRs serviced by our Mortgage Company. As of December 31, 2023, 86.5% of the underlying UPB of the related mortgages is serviced by our Mortgage Company.

An MSR provides a mortgage servicer with the right to service a pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans, plus ancillary income and custodial interest. An MSR is made up of two components: a basic fee and an Excess MSR. The basic fee is the amount of compensation for the performance of servicing duties (including advance obligations), and the Excess MSR is the amount that exceeds the basic fee.

See Note 6 to our Consolidated Financial Statements for additional information including a summary of activity related to MSRs and MSR financing receivables from December 31, 2022 to December 31, 2023.

We finance our investments in MSRs and MSR financing receivables with short- and medium-term bank and public capital markets notes. These borrowings are primarily recourse debt and bear either fixed or variable interest rates, which are offered by the counterparty for the term of the notes for a specified margin over SOFR. The capital markets notes are typically issued with a collateral coverage percentage, which is a quotient expressed as a percentage equal to the aggregate note amount divided by the market value of the underlying collateral. The market value of the underlying collateral is generally updated on a quarterly basis, and if the collateral coverage percentage becomes greater than or equal to a collateral trigger, generally 90%, we may be required to add funds, pay down principal on the notes or add additional collateral to bring the collateral coverage percentage below 90%. The difference between the collateral coverage percentage and the collateral trigger is referred to as a "margin holiday."

See Note 19 to our Consolidated Financial Statements for further information regarding financing of our MSRs and MSR financing receivables, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

We are generally obligated to fund all future servicer advances related to the underlying pools of residential mortgage loans on our MSRs and MSR financing receivables. Generally, we will advance funds when the borrower fails to meet, including during forbearance periods, contractual payments (e.g., principal, interest, property taxes and insurance). We will also advance funds to maintain and to report to regulators foreclosed real estate properties on behalf of investors. Advances are recovered through claims to the related investor. Pursuant to our servicing agreements, we are obligated to make certain advances on residential mortgage loans to be in compliance with applicable requirements. In certain instances, the subservicer is required to reimburse us for any advances that were deemed non-recoverable or advances that were not made in accordance with the related servicing contract.

We finance our servicer advances with short- and medium-term collateralized borrowings. These borrowings are non-recourse committed facilities that are not subject to margin calls and bear either fixed or variable interest rates offered by the counterparty for the term of the notes, generally less than one year, of a specified margin over SOFR. See Note 19 to our Consolidated Financial Statements for further information regarding financing of our servicer advances.

The table below summarizes our MSRs and MSR financing receivables as of December 31, 2023.

(dollars in millions)	Current UPB	Weighted Average MSR (bps)	Carrying Value
GSE[A]	$ 351,642.3	27 bps	$ 5,333.0
Non-Agency[A]	48,928.6	46	678.9
Ginnie Mae	127,863.6	43	2,394.0
Total / Weighted Average	$ 528,434.5	33 bps	$ 8,405.9

(A)   Includes GSE and Non-Agency MSRs of $25.9 billion and $45.5 billion underlying UPB, respectively, serviced by third-party subservicers discussed further in Investment Portfolio section below.

The following tables summarizes the collateral characteristics of the residential mortgage loans underlying our MSRs and MSR financing receivables as of December 31, 2023 (dollars in thousands):

	Collateral Characteristics											
	Current Carrying Amount	Current Principal Balance	Number of Loans	WA FICO Score[A]	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage %[B]	Three Month Average CPR[C]	Three Month Average CRR[D]	Three Month Average CDR[E]	Three Month Average Recapture Rate
GSE[A]	$ 5,333,013	$ 351,642,337	1,873,921	768	3.9 %	274	59	1.2 %	4.9 %	4.9 %	— %	2.8 %
Non-Agency[A]	678,913	48,928,545	449,007	636	4.4 %	284	214	9.5 %	5.9 %	3.9 %	2.1 %	— %
Ginnie Mae	2,394,012	127,863,627	540,968	700	3.8 %	321	36	0.5 %	4.3 %	4.2 %	0.1 %	6.5 %
Total	$ 8,405,938	$ 528,434,509	2,863,896	739	3.9 %	286	68	1.8 %	4.8 %	4.6 %	0.2 %	3.4 %

(A)   Includes GSE and Non-Agency MSRs of $25.9 billion and $45.5 billion underlying UPB, respectively, serviced by third-party subservicers discussed further in Investment Portfolio section below.

	Collateral Characteristics			
	Delinquency 90+ Days[F]	Loans in Foreclosure	REO	Loans in Bankruptcy
GSE[G]	0.4 %	0.2 %	— %	0.1 %
Non-Agency[G]	4.8 %	6.3 %	0.7 %	2.3 %
Ginnie Mae	2.0 %	0.5 %	— %	0.6 %
Weighted Average	1.2 %	0.8 %	0.1 %	0.4 %

(A)   Based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score when loans are refinanced or become delinquent.
(B)   Represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)   Represents the annualized rate of the prepayments during the quarter as a percentage of the total principal balance of the pool.
(D)   Represents the annualized rate of the voluntary prepayments during the quarter as a percentage of the total principal balance of the pool.
(E)   Represents the annualized rate of the involuntary prepayments (defaults) during the quarter as a percentage of the total principal balance of the pool.
(F)   Represents the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 90 or more days.
(G)   Includes GSE and Non-Agency MSRs of $25.9 billion and $45.5 billion underlying UPB, respectively, serviced by third-party subservicers discussed further in Investment Portfolio section below.

Investment Portfolio

MSRs and MSR Financing Receivables (Externally Serviced)

In addition to MSRs serviced by our Mortgage Company discussed in the previous section, we contract with certain subservicers to perform the related servicing duties on the residential mortgage loans underlying our MSRs and MSR financing receivables. Historically, we have contracted with Mr. Cooper, LoanCare, LLC ("LoanCare"), Flagstar Bank ("Flagstar"), PHH and Valon as subservicers. In 2023, we opted not to renew our subservicing agreements with Mr. Cooper, LoanCare and Flagstar and transferred servicing performed by Mr. Cooper, LoanCare and Flagstar to the Mortgage Company. As of December 31, 2023, no loans related to MSRs were subserviced by Mr. Cooper, LoanCare and Flagstar. As of December 31, 2023, third-party subservicers include PHH and Valon which subservice 8.6% and 4.9%, or $45.5 billion and $25.9 billion, of the underlying UPB of the related mortgages, respectively.

See Note 6 to our Consolidated Financial Statements for additional information including a summary of activity related to MSRs and MSR financing receivables from December 31, 2022 to December 31, 2023.

See Note 19 to our Consolidated Financial Statements for further information regarding financing of our MSRs and MSR financing receivables, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

Excess MSRs

The following tables summarize the terms of our Excess MSRs:

| | | MSR Component[(A)] | | | Excess MSR |
| | Current UPB (billions)[(B)] | Weighted Average MSR (bps) | Weighted Average Excess MSR (bps) | Interest in Excess MSR (%) | Carrying Value (millions) |
Direct Excess MSRs					
Total / Weighted Average	$ 43.0	32	20	32.5% – 100%	$ 208.4

(A)   The MSR is a weighted average as of December 31, 2023, and the Excess MSR represents the difference between the weighted average MSR and the basic fee (which fee remains constant).

| | | MSR Component[(A)] | | | | | |
| | Current UPB (billions) | Weighted Average MSR (bps) | Weighted Average Excess MSR (bps) | Rithm Capital Interest in Investee (%) | Investee Interest in Excess MSR (%) | Rithm Capital Effective Ownership (%) | Investee Carrying Value (millions) |
Excess MSRs Through Equity Method Investees							
Agency	$ 17.1	33	21	50.0 %	66.7 %	33.3 %	$ 114.6

(A)   The MSR is a weighted average as of December 31, 2023, and the Excess MSR represents the difference between the weighted average MSR and the basic fee (which fee remains constant).

The following tables summarize the collateral characteristics of the loans underlying our direct Excess MSRs as of December 31, 2023 (dollars in thousands):

| | Collateral Characteristics | | | | | | | | | | |
	Current Carrying Amount	Current Principal Balance	Number of Loans	WA FICO Score[(A)]	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Three Month Average CPR[(B)]	Three Month Average CRR[(C)]	Three Month Average CDR[(D)]	Three Month Average Recapture Rate
Total / Weighted Average	$ 208,385	$42,957,347	297,502	713	4.5 %	239	164	5.9 %	5.4 %	0.6 %	15.6 %

| | Collateral Characteristics | | |
	Delinquency 90+ Days[(E)]	Loans in Foreclosure	REO	Loans in Bankruptcy
	1.1 %	2.7 %	0.8 %	0.3 %

(A)   Based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score when loans are refinanced or become delinquent.
(B)   constant prepayment rate represents the annualized rate of the prepayments during the quarter as a percentage of the total principal balance of the pool.

(C)   Represents the annualized rate of the voluntary prepayments during the quarter as a percentage of the total principal balance of the pool.

(D)   Represents the annualized rate of the involuntary prepayments (defaults) during the quarter as a percentage of the total principal balance of the pool.

(E)   Represents the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 90 or more days.

(F)   Weighted averages exclude collateral information for which collateral data was not available as of the report date.

The following table summarizes the collateral characteristics as of December 31, 2023 of the loans underlying Excess MSRs made through joint ventures accounted for as equity method investees (dollars in thousands). For each of these pools, we own a 50% interest in an entity that invested in a 66.7% interest in the Excess MSRs.

									Collateral Characteristics				
	Current Carrying Amount	Current Principal Balance	Rithm Capital Effective Ownership (%)	Number of Loans	WA FICO Score[A]	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Three Month Average CPR[B]	Three Month Average CRR[C]	Three Month Average CDR[D]	Three Month Average Recapture Rate	
Total / Weighted Average[F]	$114,552	$17,092,557	33.3 %	171,376	725	4.6 %	220	124	6.2 %	5.8 %	0.4 %	21.4 %	

	Collateral Characteristics			
	Delinquency 90+ Days[E]	Loans in Foreclosure	REO	Loans in Bankruptcy
Total / Weighted Average[F]	0.5 %	0.5 %	0.1 %	0.2 %

(A)   Based on the weighted average of information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score when loans are refinanced or become delinquent.

(B)   Constant prepayment rate represents the annualized rate of the prepayments during the quarter as a percentage of the total principal balance of the pool.

(C)   Represents the annualized rate of the voluntary prepayments during the quarter as a percentage of the total principal balance of the pool.

(D)   Represents the annualized rate of the involuntary prepayments (defaults) during the quarter as a percentage of the total principal balance of the pool.

(E)   Represents the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 90 or more days.

(F)   Weighted averages exclude collateral information for which collateral data was not available as of the report date.

Servicer Advance Investments

Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated. Servicer advances are generally reimbursable payments made by a servicer (i) when the borrower fails to make scheduled payments due on a residential mortgage loan, including during forbearance periods, or (ii) to support the value of the collateral property. Servicer advance investments are associated with specified pools of residential mortgage loans in which we have contractually assumed the servicing advance obligation and include the related outstanding servicer advances, the requirement to purchase future servicer advances and the rights to the basic fee component of the related MSR.

The following is a summary of our servicer advance investments, including the right to the basic fee component of the related MSRs (dollars in thousands):

	December 31, 2023				
	Amortized Cost Basis	Carrying Value[A]	UPB of Underlying Residential Mortgage Loans	Outstanding Servicer Advances	Servicer Advances to UPB of Underlying Residential Mortgage Loans
Mr. Cooper and SLS serviced pools	$ 362,760	$ 376,881	$ 15,499,559	$ 320,630	2.1 %

(A)   Represents the fair value of the servicer advance investments, including the basic fee component of the related MSRs.

The following summarizes additional information regarding our servicer advance investments and related financing, as of and for the year ended, December 31, 2023 (dollars in thousands):

	Weighted Average Discount Rate	Weighted Average Life (Years)[C]	Year Ended December 31, 2023 Change in Fair Value Recorded in Other Income (Loss)	Face Amount of Secured Notes and Bonds Payable	LTV[A] Gross	LTV[A] Net[D]	Cost of Funds[B] Gross	Cost of Funds[B] Net
Servicer advance investments[E]	6.2 %	8.1	$ 8,049	$ 278,845	84.1 %	81.9 %	7.5 %	6.9 %

(A) Based on outstanding servicer advances, excluding purchased but unsettled servicer advances.
(B) Annualized measure of the cost associated with borrowings. Gross cost of funds primarily includes interest expense and facility fees. Net cost of funds excludes facility fees.
(C) Represents the weighted average expected timing of the receipt of expected net cash flows for this investment.
(D) Ratio of face amount of borrowings to par amount of servicer advance collateral, net of any general reserve.
(E) The following table summarizes the types of advances included in servicer advance investments (dollars in thousands):

	December 31, 2023
Principal and interest advances	$ 57,909
Escrow advances (taxes and insurance advances)	149,346
Foreclosure advances	113,375
Total	$ 320,630

Real Estate Securities

Agency RMBS and U.S. Treasury Bills

The following table summarizes our Agency RMBS and U.S. Treasury Bill portfolio as of December 31, 2023 (dollars in thousands):

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value[A]	Count	Weighted Average Life (Years)	3-Month CPR[B]	Outstanding Repurchase Agreements
Agency RMBS	$ 8,590,260	$ 8,417,025	$ 121,771	$ (5,666)	$ 8,533,130	44	8.2	5.1 %	$ 8,152,469
Treasury Bills	$ 25,000	$ 24,553	N/A	N/A	$ 24,553	1	0.3	N/A	$ —

(A) Carrying value equals fair value for Agency RMBS. U.S. Treasury Bills are held-to-maturity at amortized cost basis.
(B) Represents the annualized rate of the prepayments during the quarter as a percentage of the total amortized cost basis.

The following table summarizes the net interest spread of our Agency RMBS portfolio for the year ended December 31, 2023:

Net Interest Spread[A]	
Weighted Average Asset Yield	5.15 %
Weighted Average Funding Cost	5.53 %
Net Interest Spread	(0.38)%

(A) The Agency RMBS portfolio consists of 100.0% fixed-rate securities (based on amortized cost basis).

We largely employ our Agency RMBS and Treasury positions, or government-backed securities, as a hedge to our MSR portfolio and for REIT status. Our government-backed securities portfolio was $8.6 billion as of December 31, 2023. We finance the investments with short-term borrowings under master uncommitted repurchase agreements. These borrowings generally bear interest rates offered by the counterparty for the term of the proposed repurchase transaction (e.g., 30 days, 60 days, etc.) of a specified margin over SOFR. At December 31, 2023 and 2022, the Company pledged Agency RMBS with a carrying value of approximately $8.5 billion and $7.1 billion, respectively, as collateral for borrowings under repurchase agreements. We expect to continue to finance our acquisitions of Agency RMBS with repurchase agreement financing. See Note 19 to our Consolidated Financial Statements for further information regarding financing of our Agency RMBS and U.S. Treasury Bills positions, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

Within our Non-Agency RMBS portfolio, we retain and own risk retention bonds from our securitizations in accordance with risk retention regulations under the Dodd-Frank Act. As of December 31, 2023, 53.9% of our Non-Agency RMBS portfolio was related to bonds retained pursuant to required risk retention regulations.

The following table summarizes our Non-Agency RMBS portfolio as of December 31, 2023 (dollars in thousands):

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value[A]	Outstanding Repurchase Agreements
Non-Agency RMBS	$ 18,776,096	$ 970,757	$ 132,198	$ (104,907)	$ 998,048	$ 610,190

(A)   Fair value, which is equal to carrying value for all securities.

The following tables summarize the characteristics of our Non-Agency RMBS portfolio and of the collateral underlying our Non-Agency RMBS as of December 31, 2023 (dollars in thousands):

	Non-Agency RMBS Characteristics						
	Number of Securities	Outstanding Face Amount	Amortized Cost Basis	Carrying Value	Excess Spread[B]	Weighted Average Life (Years)	Weighted Average Coupon[C]
Total / weighted average[A]	694	$ 18,775,857	$ 970,757	$ 997,408	8.6 %	6.7	3.5 %

	Collateral Characteristics				
	Average Loan Age (years)	Collateral Factor[D]	3-Month CPR[E]	Delinquency[F]	Cumulative Losses to Date
Total / weighted average[A]	10.4	0.6	6.5 %	1.0 %	0.6 %

(A)   Excludes other asset-backed securities including bonds backed by consumer loans.
(B)   The current amount of interest received on the underlying loans in excess of the interest paid on the securities, as a percentage of the outstanding collateral balance for the quarter ended December 31, 2023.
(C)   Excludes residual bonds and certain other Non-Agency bonds, with a carrying value of $17.5 million and $1.0 million, respectively, for which no coupon payment is expected.
(D)   The ratio of original UPB of loans still outstanding.
(E)   Three-month average constant prepayment rate and default rates.
(F)   The percentage of underlying loans that are 90+ days delinquent, or in foreclosure or considered REO.

The following table summarizes the net interest spread of our Non-Agency RMBS portfolio for the year ended December 31, 2023:

Net Interest Spread[A]	
Weighted average asset yield	5.79 %
Weighted average funding cost	7.62 %
Net interest spread	(1.83)%

(A)   The Non-Agency RMBS portfolio consists of 35.6% floating rate securities and 64.4% fixed-rate securities (based on amortized cost basis).

We finance our investments in Non-Agency RMBS with short-term borrowings under master uncommitted repurchase agreements. These borrowings generally bear interest rates offered by the counterparty for the term of the proposed repurchase transaction (e.g., 30 days, 60 days, etc.) of a specified margin over SOFR. At December 31, 2023 and 2022, the Company pledged Non-Agency RMBS with a carrying value of approximately $958.3 million and $946.2 million, respectively, as collateral for borrowings under repurchase agreements. A portion of collateral for borrowings under repurchase agreements is subject to daily mark-to-market fluctuations and margin calls. The remaining collateral is not subject to daily margin calls unless the collateral coverage percentage, a quotient expressed as a percentage equal to the current carrying value of outstanding debt divided by the market value of the underlying collateral, becomes greater than or equal to a collateral trigger. The difference between the collateral coverage percentage and the collateral trigger is referred to as a "margin holiday." See Note 19 to our Consolidated Financial Statements for further information regarding financing of our Non-Agency RMBS, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

See Note 8 to our Consolidated Financial Statements for additional information including a summary of activity related to real estate and other securities from December 31, 2022 to December 31, 2023.

Call Rights

We hold a limited right to cleanup call options with respect to certain securitization trusts (including securitizations we have issued) whereby, when the UPB of the underlying residential mortgage loans falls below a pre-determined threshold, we can generally purchase the underlying residential mortgage loans at par, plus unreimbursed servicer advances, resulting in the repayment of all of the outstanding securitization financing at par, in exchange for a fee of 0.75% of UPB paid to servicer (if applicable) at the time of exercise. The aggregate UPB of the underlying residential mortgage loans within these various securitization trusts is approximately $76.0 billion. For the year ended December 31, 2023, Rithm Capital executed no calls.

We continue to evaluate the call rights we acquired from each of our servicers, and our ability to exercise such rights and realize the benefits therefrom are subject to a number of risks. See "Risk Factors—Risks Related to Our Business—Our ability to exercise our cleanup call rights may be limited or delayed if a third party contests our ability to exercise our cleanup call rights, if the related securitization trustee refuses to permit the exercise of such rights, or if a related party is subject to bankruptcy proceedings." The actual UPB of the residential mortgage loans on which we can successfully exercise call rights and realize the benefits therefrom may differ materially from our initial assumptions.

Residential Mortgage Loans

We have accumulated our residential mortgage loan portfolio through various bulk acquisitions and the execution of call rights. Additionally, through our Mortgage Company, we originate residential mortgage loans for sale and securitization to third parties.

Loans are accounted for based on our strategy for the loan and on whether the loan was performing or non-performing at the date of acquisition. Acquired performing loans means that, at the time of acquisition, it is likely the borrower will continue making payments in accordance with contractual terms. Purchased non-performing loans means that at the time of acquisition, the borrower will not likely make payments in accordance with contractual terms (i.e., credit-impaired). We account for loans based on the following categories:

- Loans held-for-investment, at fair value
- Loans held-for-sale, at lower of cost or fair value
- Loans held-for-sale, at fair value

As of December 31, 2023, we had approximately $3.0 billion outstanding face amount of residential mortgage loans (see below). These investments were financed with secured financing agreements with an aggregate face amount of approximately $1.9 billion and secured notes and bonds payable with an aggregate face amount of approximately $0.7 billion. We acquired these loans through open market purchases, loan origination through our Mortgage Company and the exercise of call rights and acquisitions.

The following table presents the total residential mortgage loans outstanding by loan type at December 31, 2023 (dollars in thousands).

	Outstanding Face Amount	Carrying Value	Loan Count	Weighted Average Yield	Weighted Average Life (Years)[A]
Total residential mortgage loans, held-for-investment, at fair value	$ 448,060	$ 379,044	8,328	8.1 %	5.5
Acquired performing loans[B]	67,955	57,038	1,887	8.1 %	5.9
Acquired non-performing loans[C]	26,381	21,839	326	8.5 %	5.6
Total residential mortgage loans, held-for-sale, at lower of cost or fair value	$ 94,336	$ 78,877	2,213	8.2 %	5.8
Acquired performing loans[B][D]	423,644	400,603	1,972	5.7 %	16.4
Acquired non-performing loans[C][D]	220,962	204,950	1,135	4.6 %	25.2
Originated loans	1,816,318	1,856,312	5,850	7.1 %	29.4
Total residential mortgage loans, held-for-sale, at fair value	$ 2,460,924	$ 2,461,865	8,957	6.6 %	26.8

(A)   For loans classified as Level 3 in the fair value hierarchy, the weighted average life is based on the expected timing of the receipt of cash flows. For Level 2 loans, the weighted average life is based on the contractual term of the loan.

(B)   Performing loans are generally placed on non-accrual status when principal or interest is 90 days or more past due.

(C)   As of December 31, 2023, we have placed all Non-Performing Loans, held-for-sale on non-accrual status, except as described in (D) below.

(D)   Includes $224.5 million and $198.2 million UPB of Ginnie Mae EBO performing and non-performing loans, respectively, on accrual status as contractual cash flows are guaranteed by the FHA.

We consider the delinquency status, LTV ratios and geographic area of residential mortgage loans as our credit quality indicators.

We finance a significant portion of our investments in residential mortgage loans with borrowings under repurchase agreements. These recourse borrowings generally bear variable interest rates offered by the counterparty for the term of the proposed repurchase transaction, generally less than one year, of a specified margin over SOFR. At December 31, 2023 and 2022, the Company pledged residential mortgage loans with a carrying value of approximately $2.2 billion and $3.0 billion, respectively, as collateral for borrowings under repurchase agreements. A portion of collateral for borrowings under repurchase agreements is subject to daily mark-to-market fluctuations and margin calls. A portion of collateral for borrowings under repurchase agreements is not subject to daily margin calls unless the collateral coverage percentage, a quotient expressed as a percentage equal to the current carrying value of outstanding debt divided by the market value of the underlying collateral, becomes greater than or equal to a collateral trigger. The difference between the collateral coverage percentage and the collateral trigger is referred to as a "margin holiday." See Note 19 to our Consolidated Financial Statements for further information regarding financing of our residential mortgage loans, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

See Note 9 to our Consolidated Financial Statements for additional information including a summary of activity related to residential mortgage loans from December 31, 2022 to December 31, 2023.

Consumer Loans

The table below summarizes the collateral characteristics of the consumer loans, including the portfolio of consumer loans purchased from Goldman Sachs in June 2023 (the "Marcus loans" or "Marcus") and those held by Rithm Capital, through certain limited liability companies (together, the "Consumer Loan Companies"), as of December 31, 2023 (dollars in thousands):

	UPB	Number of Loans	Weighted Average Coupon	Adjustable Rate Loan %	Average Loan Age (months)	Average Expected Life (Months)	Delinquency 90+ Days[(A)]	3-Month Average CRR[(B)]	3-Month Average CDR[(C)]
						Collateral Characteristics				
SpringCastle	$ 260,102	43,451	18.2 %	14.4 %	229	44.4	1.6 %	16.0 %	4.3 %
Marcus	$ 1,048,672	100,855	10.5 %	— %	19	14.4	3.3 %	20.1 %	2.4 %
Consumer Loans	$ 1,308,774	144,306	12.0 %	2.9 %	61	20.4	2.9 %	19.3 %	2.8 %

(A)   Represents the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 90 or more days.
(B)   Represents the annualized rate of the voluntary prepayments during the three months as a percentage of the total principal balance of the pool.
(C)   Represents the annualized rate of the involuntary prepayments (defaults) during the three months as a percentage of the total principal balance of the pool.

We have financed our investments in the SpringCastle loans with securitized non-recourse long-term notes with a stated maturity date of May 2036. The Marcus loans were financed with long-term notes with a stated maturity date of June 2028. See Note 19 to our Consolidated Financial Statements for further information regarding financing of our consumer loans, including a summary of activity related to financing from December 31, 2022 to December 31, 2023.

See Note 10 to our Consolidated Financial Statements for additional information including a summary of activity related to consumer loans from December 31, 2022 to December 31, 2023.

Single-Family Rental (SFR) Portfolio

We continue to invest in our SFR portfolio and strive to become a leader in the SFR sector by acquiring and maintaining a geographically diversified portfolio of high-quality single-family homes and leasing them to high quality residents. As of December 31, 2023, our SFR portfolio consists of 3,888 properties with an aggregate carrying value of $1.0 billion, up from 3,731 units with an aggregate carrying value of $971.3 million as of December 31, 2022. During the years ended December 31, 2023 and 2022, we acquired 182 and 1,196 SFR units, respectively.

Our ability to identify and acquire properties that meet our investment criteria is impacted by property prices in our target markets, the inventory of properties available, competition for our target assets and our available capital. Properties added to our portfolio through traditional acquisition channels require expenditures in addition to payment of the purchase price, including property inspections, closing costs, liens, title insurance, transfer taxes, recording fees, broker commissions, property taxes and HOA fees, when applicable. In addition, we typically incur costs to renovate a property acquired through traditional acquisition channels to prepare it for rental. Renovation work varies, but may include paint, flooring, cabinetry, appliances, plumbing, hardware and other items required to prepare the property for rental. The time and cost involved to prepare our properties for rental can impact our financial performance and varies among properties based on several factors, including the source of acquisition channel and age and condition of the property. Additionally, we have acquired and are continuing to acquire additional homes through the purchase of communities and portions of communities built for renting from regional and national home builders. Our operating results are also impacted by the amount of time it takes to market and lease a property, which can vary greatly among properties, and is impacted by local demand, our marketing techniques and the size of our available inventory.

Our revenues are derived primarily from rents collected from tenants for our SFR properties under lease agreements which typically have a term of one to two years. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality and tenant defaults, and the amount of time it takes to turn properties when tenants vacate.

Once a property is available for its initial lease, we incur ongoing property-related expenses, which consist primarily of property taxes, insurance, HOA fees (when applicable), utility expenses, repairs and maintenance, leasing costs, marketing expenses and property administration. Prior to a property being rentable, certain of these expenses are capitalized as building and improvements. Once a property is rentable, expenditures for ordinary repairs and maintenance thereafter are expensed as incurred, and we capitalize expenditures that improve or extend the life of a property.

The following table summarizes certain key SFR property metrics as of December 31, 2023 (dollars in thousands):

	Number of SFR Properties	% of Total SFR Properties	Net Book Value	% of Total Net Book Value	Average Gross Book Value per Property	% of Rented SFR Properties	% of Occupied Properties	% of Stabilized Occupied Properties	Average Monthly Rent	Average Sq. Ft.
Alabama	96	2.5 %	$ 18,473	1.8 %	$ 192	94.8 %	93.8 %	96.8 %	$ 1,542	1,578
Arizona	148	3.8 %	58,768	5.9 %	397	95.2 %	95.2 %	95.2 %	2,048	1,528
Florida	837	21.5 %	228,823	22.8 %	273	95.1 %	94.3 %	94.3 %	1,929	1,428
Georgia	756	19.4 %	182,969	18.3 %	242	93.1 %	91.7 %	92.5 %	1,876	1,769
Indiana	120	3.1 %	26,816	2.7 %	223	99.2 %	98.3 %	98.3 %	1,654	1,625
Mississippi	157	4.0 %	31,676	3.2 %	202	86.0 %	82.8 %	92.9 %	1,707	1,652
Missouri	360	9.3 %	73,303	7.3 %	204	94.7 %	94.4 %	95.0 %	1,587	1,407
Nevada	108	2.8 %	36,637	3.7 %	339	93.5 %	92.6 %	92.6 %	1,881	1,457
North Carolina	445	11.4 %	131,596	13.1 %	296	97.3 %	96.4 %	96.6 %	1,815	1,542
Oklahoma	52	1.3 %	12,509	1.2 %	241	98.1 %	94.2 %	94.2 %	1,544	1,592
Tennessee	88	2.3 %	29,949	3.0 %	340	93.2 %	93.2 %	94.3 %	1,981	1,500
Texas	719	18.5 %	169,911	17.0 %	236	76.5 %	75.2 %	91.9 %	1,964	1,812
Other U.S.	2	0.1 %	498	— %	249	100.0 %	100.0 %	100.0 %	1,794	1,574
Total / Weighted Average	3,888	100.0 %	$1,001,928	100.0 %	$ 258	91.2 %	90.1 %	94.0 %	$ 1,853	1,604

We primarily rely on the use of credit facilities, term loans and securitizations to finance purchases of SFR properties. See Note 19 to our Consolidated Financial Statements for further information regarding financing of our SFR properties.

Investment Portfolio Businesses

Our investment portfolio segment also includes the activity from several wholly-owned subsidiaries or minority investments in companies that perform various services in the mortgage and real estate sectors. This includes our subsidiary Guardian, which is a national provider of field services and property management services, and Adoor, which is focused on the acquisition and management of our SFR properties.

Additionally, in the fourth quarter of 2023, we entered into a strategic partnership with Darwin to establish a new property management platform, APM. Our SFR properties are managed through an external property manager and APM.

Mortgage Loans Receivable

Through our wholly-owned subsidiary Genesis, we specialize in originating and managing a portfolio of primarily short-term business purpose mortgage loans to fund single-family and multi-family real estate developers with construction, renovation and bridge loans.

Construction — Loans provided for ground-up construction, including mid-construction refinancing of ground-up construction and the acquisition of such properties.

Renovation — Acquisition or refinance loans for properties requiring renovation, excluding ground-up construction.

Bridge — Loans for initial purchase, refinance of completed projects or rental properties.

We currently finance construction, renovation and bridge loans using a warehouse credit facility and revolving securitization structures.

Properties securing our loans are typically secured by a mortgage or a first deed of trust lien on real estate. Depending on loan type, the size of each loan committed is based on a maximum loan value in accordance with our lending policy. For construction and renovation loans, we generally use loan-to-cost ("LTC") or loan-to-after-repair-value ("LTARV") ratio. For bridge loans, we use an LTV ratio. LTC and LTARV are measured by the total commitment amount of the loan at origination divided by the total estimated cost of a project or value of a property after renovations and improvements to a property. LTV is measured by the total commitment amount of the loan at origination divided by the "as-complete" appraisal.

At the time of origination, the difference between the initial outstanding principal and the total commitment is the amount held back for future release subject to property inspections, progress reports and other conditions in accordance with the loan documents. Loan ratios described above do not reflect interim activity such as construction draws or interest payments capitalized to loans, or partial repayments of the loan.

Each loan is typically backed by a corporate or personal guarantee to provide further credit support for the loan. The guarantee may be collaterally secured by a pledge of the guarantor's interest in the borrower or other real estate or assets owned by the guarantor.

Loan commitments at origination are typically interest only and bear a variable interest rate tied to the SOFR plus a spread ranging from 4.0% to 12.0% and have initial terms typically ranging from 6 to 120 months in duration based on the size of the project and expected timeline for completion of construction, which we often elect to extend for several months based on our evaluation of the project. As of December 31, 2023, the average commitment size of our loans was $2.5 million, and the weighted average remaining term to contractual maturity of our loans was 12.4 months.

We receive loan origination fees, or "points" at an average of 1.0% of the total commitment at origination. These origination fees factor in the term of the loan, the quality of the borrower and the underlying collateral. In addition, we charge fees on past due receivables and receive reimbursements from borrowers for costs associated with services provided by us, such as closing costs, collection costs on defaulted loans and inspection fees. In addition to origination fees, we earn loan extension fees when maturing loans are renewed or extended and amendment fees when loan terms are modified, such as increases in interest reserves and construction holdbacks in line with our underwriting criteria or upon modification of a loan. Loans are generally only renewed or extended if the loan is not in default and satisfies our underwriting criteria, including our maximum LTV ratios of the appraised value as determined at the time of loan origination or based on an updated appraisal, if required. Loan origination and renewal fees are deferred and recognized in income over the contractual maturity of the underlying loan.

Typical borrowers include real estate investors and developers. Loan proceeds are used to fund the construction, development, investment, land acquisition and refinancing of residential properties and to a lesser extent mixed-use properties. We also make loans to fund the renovation and rehabilitation of residential properties. Our loans are generally structured with partial funding at closing and additional loan installments disbursed to the borrower upon satisfactory completion of previously agreed stages of construction.

A principal source of new loans has been repeat business from our customers and their referral of new business. Our retention originations typically have lower customer acquisition costs than originations to new customers, positively impacting our profit margins.

The following table summarizes certain information related to our mortgage loans receivable activity as of and for the year ended December 31, 2023 (dollars in thousands):

Loans acquired	$	146,631
Loans originated	$	2,138,895
Loans repaid[(A)]	$	2,011,368
Number of loans acquired		315
Number of loans originated		1,088
UPB	$	2,234,399
Total commitment	$	2,922,886
Average total commitment	$	2,975
Weighted average contractual interest[(B)]		10.5 %

(A)   Based on commitment.
(B)   Excludes loan fees and based on commitment at funding.

The following table summarizes our total mortgage loans receivable portfolio by loan purpose as of December 31, 2023 (dollars in thousands):

	Number of Loans	%	Total Commitment	%	Weighted Average Committed Loan Balance to Value[(A)]
Construction	371	27.0 %	$ 1,577,547	54.0 %	74.0% / 63.0%
Bridge	652	47.6 %	1,020,508	34.9 %	68.8%
Renovation	349	25.4 %	324,831	11.1 %	80.5%/ 68.6%
Total	1,372	100.0 %	$ 2,922,886	100.0 %	N/A

(A)   Weighted by commitment LTV for bridge loans and LTC or LTARV for construction and renovation loans.

The following table summarizes our total mortgage loans receivable portfolio by geographic location as of December 31, 2023 (dollars in thousands):

	Number of Loans	% of Total	Total Commitment	% of Total
California	570	41.5 %	$ 1,407,950	48.2 %
Washington	99	7.2 %	229,827	7.9 %
Florida	133	9.7 %	213,544	7.3 %
New York	41	3.0 %	188,658	6.5 %
Colorado	45	3.3 %	145,119	5.0 %
Arizona	35	2.6 %	136,669	4.7 %
Virginia	16	1.2 %	102,114	3.5 %
Texas	77	5.6 %	72,654	2.5 %
Georgia	45	3.3 %	71,549	2.4 %
Illinois	16	1.2 %	66,752	2.3 %
Other U.S.	295	21.4 %	288,050	9.7 %
Total	1,372	100.0 %	$ 2,922,886	100.0 %

See Note 12 to our Consolidated Financial Statements for additional information, including a summary of activity related to mortgage loans receivable from December 31, 2022 to December 31, 2023.

Asset Management

Our asset management business primarily operates through our wholly-owned subsidiary, Sculptor. Sculptor is a leading global alternative asset manager and a specialist in opportunistic investing. Sculptor provides asset management services and investment products across credit, real estate and multi-strategy platforms with approximately $32.8 billion in AUM as of December 31, 2023. Sculptor serves its global client base through our commingled funds, separate accounts and other alternative investment vehicles. We acquired Sculptor on November 17, 2023.

AUM refers to the assets for which we provide investment management, advisory or certain other investment-related services. This is generally equal to the sum of (i) net asset value of the funds, (ii) uncalled capital commitments, (iii) total capital commitments for certain real estate funds and (iv) par value of CLOs.

AUM includes amounts that are not subject to management fees, incentive income or other amounts earned on AUM. Our calculation of AUM may differ from the calculations of other asset managers, and as a result, may not be comparable to similar measures presented by other asset managers. Our calculations of AUM are not based on any definition set forth in the governing documents of the investment funds and are not calculated pursuant to any regulatory definitions.

Growth in fee paying AUM in Sculptor's funds and positive investment performance of Sculptor's funds drive growth in our asset management fees and earnings. Conversely, poor investment performance slows our growth by decreasing our AUM and increasing the potential for redemptions from our funds, which would have a negative effect on our revenues and earnings.

Management fees are generally calculated based on the AUM we manage. Management fees are generally calculated and paid to Sculptor on a quarterly basis in advance, based on the amount of AUM at the beginning of the quarter. Management fees are prorated for capital inflows and redemptions during the quarter. Certain of Sculptor's management fees are paid on a quarterly basis in arrears.

Incentive income is generally based on the investment performance of funds. Incentive income is generally equal to 20% of the profits, net of management fees, attributable to each fund investor. Incentive income may be subject to hurdle rates, where Sculptor is not entitled to incentive income until the investment performance exceed an agreed upon benchmark with a preferential "catch-up" allocation once the rate has been exceeded, or a perpetual "high-water mark", where any losses generated in a fund must be recouped before taking incentive income.

The asset management business generates its revenues primarily through management fees and incentive income, each as described above.

For the quarter ended December 31, 2023, since the Sculptor Acquisition, our asset management revenues were $82.7 million, driven primarily by management and incentive income. Our asset management expenses were $63.9 million in the fourth quarter of 2023, since the Sculptor Acquisition, driven primarily by amortization of intangibles related to the acquisition, compensation and benefits expense, and office and professional expenses.

Our asset management business retains and owns investments in the CLOs we manage in accordance with EU and UK risk retention regulations. As of December 31, 2023, substantially all of our CLO portfolio was related to bonds retained pursuant to these regulations. Through CLOs, we invest in performing credit including leveraged loans, high-yield bonds, private credit/bespoke financings, and investment grade credit.

The following table summarizes our CLO portfolio as of December 31, 2023 (dollars in thousands):

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Outstanding Debt
CLOs	$ 244,336	$ 223,634	$ 2,896	$ (44)	$ 226,486	$ 216,836

(A)   Fair value, which is equal to carrying value for all securities.

The following tables summarize the characteristics of our CLO portfolio as of December 31, 2023 (dollars in thousands):

	CLO Characteristics					
	Number of Securities	Outstanding Face Amount	Amortized Cost Basis	Carrying Value	Weighted Average Life (Years)	Weighted Average Coupon
Total / weighted average	88	$ 244,336	$ 223,634	$ 226,486	9.1	5.7 %

The following table summarizes the net interest spread of our CLO portfolio for the year ended December 31, 2023:

Net Interest Spread(A)	
Weighted average asset yield	6.12 %
Weighted average funding cost	6.52 %
Net interest spread	(0.40)%

(A)   The CLO portfolio consists of 94.2% floating rate securities and 5.8% fixed-rate securities (based on amortized cost basis).

TAXES

We have elected to be treated as a REIT for U.S. federal income tax purposes. As a REIT, we generally pay no federal, state or local income tax on income that is currently distributed to our stockholders if we distribute at least 90% of our taxable income each year.

We hold certain assets, including servicer advance investments and MSRs, in TRSs that are subject to federal, state and local income tax because these assets either do not qualify under the REIT requirements or the status of these assets is uncertain. We also operate our securitization program and our servicing, origination, services and asset management businesses through TRSs.

As part of the Sculptor Acquisition, Rithm Capital acquired a net deferred tax asset of $305.0 million, primarily composed of net operating losses and tax deductible goodwill. As of December 31, 2023, Sculptor recorded a net deferred tax asset of $279.0 million, which is reported within other assets in the Consolidated Balance Sheets. As of December 31, 2023, Rithm Capital recorded a net deferred tax liability of $801.9 million, primarily composed of deferred tax liabilities generated through the deferral of gains from residential mortgage loans sold by the origination business and changes in fair value of MSRs, loans and swaps held within taxable entities, which is reported within accrued expenses and other liabilities in the Consolidated Balance Sheets.

For the year ended December 31, 2023, we recognized deferred tax expense (benefit) of $116.3 million primarily reflecting deferred tax expense generated from changes in the fair value of MSRs, loans, and swaps held within taxable entities, as well as income in our servicing and origination and asset management segments.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The Company's accounting policies are more fully described in Note 2 to the Consolidated Financial Statements. As disclosed in Note 2 to the Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

The mortgage and financial sectors operate in a challenging and uncertain economic environment. Financial and real estate companies continue to be affected by, among other things, market volatility, heightened interest rates and inflationary pressures. We believe the estimates and assumptions underlying our Consolidated Financial Statements are reasonable and supportable based on the information available as of December 31, 2023; however, uncertainty over the current macroeconomic conditions makes any estimates and assumptions as of December 31, 2023 inherently less certain than they would be absent the current economic environment. Actual results may materially differ from those estimates. Market volatility and inflationary pressures and their impact on the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our financial condition, results of operations, liquidity and ability to pay distributions.

MSRs and MSR Financing Receivables

Classification and valuation — An MSR can be created or acquired through a variety of means, including explicitly through a contract or implicitly through the origination and sale of a loan with servicing retained. As an approved owner of MSRs, we account for our MSRs as servicing assets or servicing liabilities, as we have undertaken an obligation to service financial assets. We measure our MSRs at fair value at acquisition and elect to subsequently measure at fair value at each reporting date using the fair value measurement method. Our MSRs are categorized as Level 3 under the GAAP fair value hierarchy, as described in Note 20 to our Consolidated Financial Statements. The inputs used in the valuation of MSRs include prepayment rate, delinquency rate, mortgage servicing amount, discount rate, and estimated market level future costs to service. These inputs are primarily based on current market data obtained from servicers and other third parties, which may be adjusted based on our expectations for the future, and requires significant judgement. The determination of estimated cash flows used in pricing models is inherently subjective and imprecise. The methods used to estimate fair value may not result in an amount that is indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value.

In order to evaluate the reasonableness of our fair value determinations, we engage an independent valuation firm to separately measure the fair value of our MSRs. The independent valuation firm determines an estimated fair value range based on its own models. We compare the range provided by the independent valuation firm to the values generated by our internal models. To date, we have not made any significant valuation adjustments as a result of the values provided by the third-party valuation adjustments.

In certain cases, we have legally purchased MSRs or the right to the economic interest in MSRs; however, we determined that the respective purchase agreement would not be treated as a sale under GAAP. Therefore, rather than recording an investment in MSRs, we have recorded an investment in MSR financing receivables. Income from this investment (net of subservicing fees) is recorded as interest income and is grouped and presented as part of Servicing Revenue, Net in the Consolidated Statements of Operations. Additionally, we elected to measure MSR Financing Receivables at fair value, with changes in fair value flowing through Servicing Revenue, Net in the Consolidated Statements of Operations. In order to evaluate the reasonableness of our fair value determinations, similar to MSRs, we engage an independent valuation firm to separately measure the fair value of our MSR Financing Receivables.

Revenue and interest income recognition — We recognize income from investment in MSRs and MSR Financing Receivables as Servicing Revenue, Net which comprises (i) income from the MSRs, plus or minus (ii) the mark-to-market on the MSRs including change in fair value due to realization of cash flows.

Real Estate and Other Securities

Classification and valuation — Our securities portfolio primarily consists of Agency RMBS and Non-Agency residential and other securities. Agency RMBS are securities issued or guaranteed as to principal and/or interest by a federally chartered corporation, such as the GSEs, or an agency of the U.S. Government, such as Ginnie Mae. Non-Agency securities are not issued or guaranteed by the GSEs or Ginnie Mae and are therefore subject to credit risk. Securities investments are classified as either available-for-sale or accounted for under the fair value option. We determine the appropriate classification of our securities at the time they are acquired and evaluate the appropriateness of such classifications at each balance sheet date. If classified as available-for-sale, investments are carried at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income and are evaluated for allowance for credit loss in other income in the Consolidated Statements of Operations. If classified under the fair value option, changes in fair value are recorded as a component of realized and unrealized gains (losses), net in the Consolidated Statements of Operations.

We generally categorize Agency RMBS under Level 2 and Non-Agency residential and other securities as Level 3 of the GAAP hierarchy. We estimate the fair value of the majority of our securities based upon broker quotations, counterparty quotations or pricing service quotations. Pricing services generally develop their pricing based on transaction prices of recent trades for similar financial instruments, when available. When recent trades for similar financial instruments are not available, cash flow models or other pricing models are used. The significant inputs used in the valuation of our securities include the discount rate, prepayment rates, default rates and loss severities, as well as other variables.

The determination of estimated cash flows used in pricing models is inherently subjective and imprecise. The methods used to estimate fair value may not be indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value.

Residential Mortgage Loans

Classification and valuation — Loans are classified as (i) held-for-investment at fair value, (ii) held-for-sale at fair value or (iii) held-for-sale at lower of cost or fair value. Loans are also eligible to be accounted for under the fair value option which are recorded on the Consolidated Balance Sheets at fair value and the periodic changes in fair value is recorded as a component of realized and unrealized gains (losses), net in the Consolidated Statements of Operations. When we have the intent and ability to hold loans for the foreseeable future or to maturity/payoff, such loans are classified as held-for-investment. When we have the intent to sell loans, such loans are classified as held-for-sale.

Our loans are generally categorized as Level 2 or 3 under the GAAP fair value hierarchy, as described in Note 20 to our Consolidated Financial Statements. The fair value of loans is affected by, among other things, changes in interest rates, credit performance, prepayments, and market liquidity. To the extent interest rates change or market liquidity and or credit conditions materially change, the value of these loans could decline, which could have a material effect on reported earnings.

For originated residential mortgage loans measured at fair value, the fair value is generally determined using a market approach by utilizing either (i) the fair value of securities backed by similar residential mortgage loans, adjusted for certain factors to approximate the fair value of a whole residential mortgage loan, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics.

For acquired residential mortgage loans measured at fair value, the fair value is generally determined by discounting the expected future cash flows using inputs such as default rates, prepayment speeds and discount rates.

For loans measured at the lower of cost or fair value, we account for any excess of cost over fair value as a valuation allowance and include changes in the valuation allowance in the period in which the change occurs. Purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred discounts or premiums are an adjustment to the basis of the loan and are included in the quarterly determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale.

A loan is determined to be past due when a monthly payment is due and unpaid for 30 days or more. Loans, other than purchase credit deteriorated loans, are placed on non-accrual status and considered non-performing when full payment of principal and interest is in doubt, which generally occurs when principal or interest is 90 days or more past due unless the loan is both well secured and in the process of collection. Loans held-for-sale are subject to the non-accrual policy. A loan may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loan. Our ability to recognize interest income on non-accrual loans as cash interest payments are received rather than as a reduction of the carrying value of the loans is based on the recorded loan balance being deemed fully collectible.

Business Combinations and Asset Acquisitions

When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. In instances where the cost of acquisition is lower than the fair values of the identifiable net assets acquired (i.e., bargain purchase), the difference is recognized in earnings in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we will recognize a measurement-period adjustment during the period in which we determine the amount of the adjustment, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed at the acquisition date.

Investment Consolidation

Variable interest entities ("VIEs") are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The analysis as to whether to consolidate an entity is subject to a significant amount of judgment. Some of the criteria considered are the determination as to the degree of control over an entity by its various equity holders, the design of the entity, how closely related the entity is to each of its equity holders, the relation of the equity holders to each other and a determination of the primary beneficiary in entities in which we have a variable interest. These analyses involve estimates, based on our assumptions, as well as judgments regarding significance and the design of entities.

For additional information on VIEs, see "Item 8. Consolidated Financial Statements—Note 21. Variable Interest Entities."

Income Taxes

We intend to operate in a manner that allows us to qualify for taxation as a REIT. As a result of our expected REIT qualification, we do not generally expect to pay U.S. federal or state and local corporate level taxes on income earned outside of our TRSs. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the REIT requirements, we would be subject to U.S. federal, state and local income and franchise taxes, and we would face a variety of adverse consequences. See "Risk Factors—Risks Related to Our Taxation as a REIT." Rithm Capital operates various business segments, including servicing, origination, asset management and portions of our investment portfolio, through TRSs that are subject to regular corporate income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our Consolidated Financial Statements.

Accounting Impact of Valuation Changes

Rithm Capital's assets fall into three general categories as disclosed in the table below. These categories are:

Marked to Market Assets ("MTM Assets") — Assets that are marked to market through the Consolidated Statements of Operations. Changes in the value of these assets (i) are recorded in the Consolidated Statement of Operations, as unrealized gains or losses that impact net income, and (ii) impact our Total Rithm Capital Stockholders' Equity (net book value).

Other Comprehensive Income Assets ("OCI Assets") — Assets that are marked to market through the Consolidated Statements of Comprehensive Income. Changes in the value of these assets (i) are recorded in the Consolidated Statements of Comprehensive Income as unrealized gains or losses, and therefore do not impact net income on the Consolidated Statement of Operations, and (ii) impact our Total Rithm Capital Stockholders' Equity (net book value).

Cost Assets — Assets that are not marked to market. Changes in value of these assets do not impact net income in the Consolidated Statement of Operations nor do they impact our Total Rithm Capital Stockholders' Equity (net book value).

An exception to these descriptions results from changes in value that represent impairment. Any such change (i) is recorded in the Consolidated Statements of Operations, as impairment that impacts net income, and (ii) impacts our Total Rithm Capital Stockholders' Equity (net book value). In the case of residential mortgage loans, held-for-sale, at lower of cost or fair value, any reductions in value are considered impairment. Impairment on loans and REO, as well as securities, is subject to reversal if values subsequently increase.

All of Rithm Capital's liabilities, with the exception of derivatives, residential mortgage loan repurchase liability and certain debt accounted for under the fair value option, are recorded at their amortized cost basis.

The table below summarizes Rithm Capital's assets by category as of December 31, 2023:

MTM Assets	OCI Assets	Cost Assets
Real estate and other securities accounted for under the fair value option	Real estate and other securities, available-for-sale	Residential mortgage loans, held-for-sale, at lower of cost or fair value
Excess MSRs, equity method investees		U.S. Treasury Bills
MSRs and MSR financing receivables		SFR properties
Servicer advance investments		REO
Certain assets within Other assets, primarily derivatives and equity investments		Servicer advances receivable
Residential mortgage loans, held-for-sale at fair value		Trades receivable
Residential mortgage loans, held-for-investment, at fair value		Deferred taxes
Consumer loans		Other assets, except as described above
Mortgage loans receivable		

RESULTS OF OPERATIONS

Factors Impacting Comparability of Our Results of Operations

Our net income is primarily generated from net interest income, servicing fee revenue less cost and gain on sale of loans less cost to originate. Changes in various factors such as market interest rates, prepayment speeds, estimated future cash flows, servicing costs and credit quality could affect the amount of basis premium to be amortized or discount to be accreted into interest income for a given period. Prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be affected by credit losses in excess of initial estimates or unanticipated credit events experienced by borrowers whose mortgage loans underlie the MSRs, mortgage loans receivable, or the non-Agency RMBS held in our investment portfolio.

During the year ended December 31, 2023, interest rates remained elevated. Higher interest rates can decrease a borrower's ability or willingness to enter into mortgage transactions, including residential, business purpose and commercial loans. Higher interest rates also increase our financing costs.

In the fourth quarter of 2023, we acquired Sculptor. As a result of this acquisition, our revenues, specifically asset management revenues, and expenses include Sculptor from the date of acquisition, as well as include acquisition- and integration-related costs.

Summary of Results of Operations

The following table summarizes the changes in our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 (dollars in thousands). Our results of operations are not necessarily indicative of our future performance.

	Year Ended December 31,		Increase (Decrease)	
	2023	**2022**	**Amount**	**%**
Revenues				
Origination and Servicing, Investment Portfolio, Mortgage Loans Receivable and Corporate				
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 1,860,255	$ 1,831,964	$ 28,291	1.5 %
Change in fair value of MSRs and MSR financing receivables (includes realization of cash flows of $(518,978) and $(631,120), respectively)	(565,684)	727,334	(1,293,018)	(177.8)%
Servicing revenue, net	1,294,571	2,559,298	(1,264,727)	(49.4)%
Interest income	1,676,324	1,075,981	600,343	55.8 %
Gain on originated residential mortgage loans, held-for-sale, net	508,434	1,086,232	(577,798)	(53.2)%
Other revenues	236,167	230,905	5,262	2.3 %
	3,715,496	4,952,416	(1,236,920)	(25.0)%
Asset Management:				
Asset management revenues	82,681	—	82,681	n/m
	3,798,177	4,952,416	(1,154,239)	(23.3)%
Expenses				
Interest expense and warehouse line fees	1,421,254	791,001	630,253	79.7 %
General and administrative	730,752	875,428	(144,676)	(16.5)%
Compensation and benefits	787,092	1,231,446	(444,354)	(36.1)%
Management fee to affiliate	—	46,174	(46,174)	n/m
Termination fee to affiliate	—	400,000	(400,000)	n/m
	2,939,098	3,344,049	(404,951)	(12.1)%
Other Income (Loss)				
Realized and unrealized gains (losses), net	(37,236)	(200,181)	162,945	(81.4)%
Other income (loss), net	(69,010)	(145,385)	76,375	(52.5)%
	(106,246)	(345,566)	239,320	(69.3)%
Income Before Income Taxes	752,833	1,262,801	(592,649)	(46.9)%
Income tax expense	122,159	279,516	(157,357)	(56.3)%
Net Income	$ 630,674	$ 983,285	$ (352,611)	(35.9)%
Noncontrolling interests in income of consolidated subsidiaries	8,417	28,766	(20,349)	(70.7)%
Dividends on preferred stock	89,579	89,726	(147)	(0.2)%
Net Income Attributable to Common Stockholders	$ 532,678	$ 864,793	$ (332,115)	(38.4)%

Percentage changes in the table above deemed "n/m" are not meaningful.

Servicing Revenue, Net

Servicing revenue, net consists of the following:

	Year Ended December 31,		Increase (Decrease)	
	2023	2022	Amount	%
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 1,735,958	$ 1,699,587	$ 36,371	2.1 %
Ancillary and other fees	124,297	132,377	(8,080)	(6.1)%
Servicing fee revenue, net and fees	1,860,255	1,831,964	28,291	1.5 %
Change in fair value due to:				
Realization of cash flows	(518,978)	(631,120)	112,142	(17.8)%
Change in valuation inputs and assumptions, net of realized gains (losses)[(A)]	(46,706)	1,448,811	(1,495,517)	(103.2)%
Change in fair value of derivative instruments	—	(11,316)	11,316	n/m
Gain (loss) on settlement of derivative instruments	—	(79,041)	79,041	n/m
Servicing revenue, net	$ 1,294,571	$ 2,559,298	$ (1,264,727)	(49.4)%

Percentage changes in the table above deemed "n/m" are not meaningful.

(A)   The following table summarizes the components of servicing revenue, net related to changes in valuation inputs and assumptions:

	Year Ended December 31,		Increase (Decrease)	
	2023	2022	Amount	%
Changes in interest rates and prepayment rates	$ 206,970	$ 2,165,802	$ (1,958,832)	(90.4)%
Changes in discount rates	11,122	(187,494)	198,616	(105.9)%
Changes in other factors	(264,798)	(529,497)	264,699	(50.0)%
Change in valuation and assumptions	$ (46,706)	$ 1,448,811	$ (1,495,517)	(103.2)%

The table below summarizes loan UPB by Servicing Portfolio of our Mortgage Company and third-party serviced MSRs and MSR financing receivables:

	Unpaid Principal Balance as of December 31,		Increase (Decrease)	
(dollars in millions)	2023	2022	Amount	%
Performing Servicing	$ 445,838	$ 393,299	$ 52,539	13.4 %
Special Servicing	122,155	110,264	11,891	10.8 %
Total Servicing Portfolio	567,993	503,563	64,430	12.8 %
Third-party serviced MSRs and MSR financing receivables	71,460	138,011	(66,551)	(48.2)%
Total	$ 639,453	$ 641,574	$ (2,121)	(0.3)%

Servicing revenue, net decreased $1.3 billion, primarily driven by a $1.5 billion net change from increase in the fair value of our MSR portfolio to decrease in fair value during the year ended December 31, 2023. While interest rates were volatile throughout 2023, the forward interest curve at the beginning and end of year remained relatively unchanged, resulting in a $46.7 million, or approximately 0.5%, negative mark on our over $8.4 billion MSR value. The decrease was offset by (i) a $112.1 million decrease in realization of cash flows as a result of slower prepayments and (ii) a $90.4 million change in MSR hedge activity.

As of December 31, 2023, the performing loan servicing division serviced $445.8 billion UPB of loans and the special servicing division serviced $122.2 billion UPB of loans, including $102.5 billion UPB of third-party servicing, for a total servicing portfolio of $568.0 billion UPB, representing a 12.8% increase from December 31, 2022, contributing to the increase in servicing fee revenue. This increase was partially offset by sales of a portion of our MSRs "excess servicing strip" on agency loans with a total UPB of approximately $91.4 billion during the second and third quarters of 2023.

Interest Income

Interest income for the year ended December 31, 2023 increased $600.3 million, primarily driven by higher interest rates during 2023, including higher float income earned on custodial accounts associated with our MSRs and mortgage loans receivable, the addition of the Marcus loans and higher coupon Agency RMBS and residential mortgage loan portfolios.

Gain on Originated Residential Mortgage Loans, Held-for-Sale, Net

The following table provides information regarding gain on originated residential mortgage loans, held-for-sale, net as a percentage of pull through adjusted lock volume, by channel:

	Year Ended December 31,	
	2023	**2022**
Gain on originated residential mortgage loans, as a percentage of pull through adjusted lock volume, by channel:		
Direct to Consumer	3.99 %	3.70 %
Retail / Joint Venture	3.52 %	3.29 %
Wholesale	1.35 %	1.08 %
Correspondent	0.47 %	0.31 %
Total gain on originated residential mortgage loans, as a percentage of pull through adjusted lock volume	1.31 %	1.70 %

The following table summarizes funded loan production by channel:

(in millions)	Unpaid Principal Balance for the Year Ended December 31,				Increase (Decrease)	
	2023	**% of Total**	**2022**	**% of Total**	**Amount**	**%**
Production by Channel						
Direct to Consumer	$ 1,956	5%	$ 8,263	12%	$ (6,307)	(76.3)%
Retail / Joint Venture	6,130	17%	19,037	28%	(12,907)	(67.8)%
Wholesale	4,795	13%	11,000	16%	(6,205)	(56.4)%
Correspondent	24,012	66%	29,308	43%	(5,296)	(18.1)%
Total Production by Channel	$ 36,893	100%	$ 67,608	100%	$ (30,715)	(45.4)%

Gain on originated residential mortgage loans, held-for-sale, net decreased $0.6 billion year over year, primarily driven by a reduction in the pull through adjusted lock volume attributable to an increase in interest rates during the year. For the year ended December 31, 2023, loan origination volume was $36.9 billion, down from $67.6 billion in the prior year. 13% of all funded origination volume during 2023 was refinance, down from 30% in 2022. Similar trends were noted industry-wide; as of December 2023, the MBA estimated total U.S. origination volume for 2023 was $1.6 trillion, down 25% from an estimated $2.2 trillion in 2022. Furthermore, 19% of 2023 activity was related to refinance volume, a decline from 30% in 2022.

During 2023, gain on sale margin continued to revert to historical levels largely driven by weakening demand for loans amid excess industry capacity due to a higher rate environment. Gain on sale margin for the year ended December 31, 2023 was 1.31%, 39 bps lower than 1.70% for the prior year. The lower gain on sale margin for 2023 was driven by channel mix—funded loan production in our lower margin Correspondent channel outpaced production in higher margin channels.

Other Revenues

Other revenues increased $5.3 million year over year, primarily attributable to increased rental revenues on our growing SFR business.

Asset Management Revenues

Asset management revenues of $82.7 million were attributable to the Sculptor Acquisition during the fourth quarter of 2023.

Interest Expense and Warehouse Line Fees

Interest expense increased $0.6 billion year over year, primarily attributable to the higher average interest rates in 2023, the acquisition of the Marcus loans during second quarter of 2023 and Agency RMBS purchases.

General and Administrative

General and administrative expenses consists of the following:

	Year Ended December 31,		Increase (Decrease)	
	2023	**2022**	**Amount**	**%**
Legal and professional	$ 103,795	$ 78,837	$ 24,958	31.7 %
Loan origination	45,123	108,149	(63,026)	(58.3)%
Occupancy	55,883	116,526	(60,643)	(52.0)%
Subservicing	130,346	162,972	(32,626)	(20.0)%
Loan servicing	16,185	11,759	4,426	37.6 %
Property and maintenance	97,582	93,689	3,893	4.2 %
Other	281,838	303,496	(21,658)	(7.1)%
Total	$ 730,752	$ 875,428	$ (144,676)	(16.5)%

General and administrative expenses decreased $144.7 million year over year, primarily attributable to (i) a decrease in loan origination and occupancy expense due to right-sizing of operations in view of lower loan production volume throughout the second half of 2022 and 2023 commensurate with the higher rate environment and (ii) a decrease in subservicing fees due to MSR servicing transfers from third-party subservicers to the Mortgage Company. As of December 31, 2023, 86.5% of the owned MSRs are serviced by the Mortgage Company, compared to 74.5% in the prior year. The decrease was partially offset by an increase in legal and professional fees primarily due to deal activity in 2023 related to the Sculptor Acquisition.

Compensation and Benefits

Compensation and benefits decreased $444.4 million year over year, primarily due to a lower overall average headcount of approximately 6,166 during the year ended December 31, 2023, compared to approximately 9,030 during the year ended December 31, 2022. The decrease was driven by right-sizing operations in view of lower loan production volume throughout the second half of 2022 and 2023 commensurate with the higher rate environment. This was partially offset by an increase in compensation expense associated with the Sculptor Acquisition.

Management Fee to Affiliate

Management fee to affiliate of $46.2 million in the prior year was attributable to the Internalization effective June 17, 2022. See Note 1 to our Consolidated Financial Statements for further information regarding the management fee to affiliate.

Termination Fee to Affiliate

The termination fee to affiliate of $400.0 million in the prior year was attributable to the Internalization effective June 17, 2022. See Note 1 to our Consolidated Financial Statements for further information regarding the management fee to affiliate.

Other Income (Loss)

The following table summarizes the components of other income (loss):

	Year Ended December 31,		Increase (Decrease)	
	2023	**2022**	**Amount**	**%**
Real estate and other securities	$ 39,362	$ (1,499,418)	$ 1,538,780	(103)%
Residential mortgage loans and REO	19,861	(160,985)	180,846	(112.3)%
Derivative and hedging instruments	(54,342)	1,468,931	(1,523,273)	(103.7)%
Notes and bonds payable	(12,843)	45,792	(58,635)	(128.0)%
Other[(A)]	(29,274)	(54,501)	25,227	(46.3)%
Realized and unrealized gains (losses), net	(37,236)	(200,181)	162,945	(81.4)%
Other income (loss), net	(69,010)	(145,385)	76,375	(52.5)%
Total other income (loss)	$ (106,246)	$ (345,566)	$ 239,320	(69.3)%

Percentage changes in the table above deemed "n/m" are not meaningful.

(A)   Includes excess MSRs, servicer advance investments, consumer loans and other.

Total other income (loss) was $106.2 million loss in 2023 compared to $345.6 million loss in the prior year. The decrease in loss year over year was primarily due to (i) a $1.7 billion increase in realized and unrealized gain on residential loans and real estate securities and (ii) a $63.3 million loss recognized during 2022, reflecting the write-off of our remaining interest in Covius Holdings Inc., partially offset by a $1.5 billion increase in loss on the associated economic hedges driven by moderating interest rates in 2023.

Income Tax Expense (Benefit)

Income tax expense decreased $157.4 million, of which $2.5 million and $154.9 million relate to current and deferred tax expense, respectively. The decrease in deferred tax expense was primarily driven by changes in the fair value of MSRs, loans and swaps held within taxable entities, offset by income generated by the origination and servicing and asset management business segments. Current tax expense is driven primarily by return to provision adjustments related to the Company's 2022 tax filings.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments and other general business needs. Additionally, to maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT taxable income. We note that a portion of this requirement may be able to be met in future years through stock dividends, rather than cash, subject to limitations based on the value of our stock.

Our primary sources of funds are cash provided by operating activities (primarily income from loan originations and servicing), sales of and repayments from our investments, potential debt financing sources, including securitizations, and the issuance of equity securities, when feasible and appropriate.

Our primary uses of funds are the payment of interest, servicing and subservicing expenses, outstanding commitments (including margins and loan originations), other operating expenses, repayment of borrowings and hedge obligations, dividends and funding of future servicer advances. Our total cash and cash equivalents at December 31, 2023 was $1.3 billion.

The Company intends to use a mix of existing cash and available liquidity on the balance sheet, as well as additional MSR and servicer advance financing to finance the Computershare Acquisition in the amount of $720 million, which management expects to close in the first quarter of 2024. See Note 1 to our Consolidated Financial Statements for further information regarding the Computershare Acquisition. In addition, at any given time, we may be evaluating or pursuing opportunities for acquisitions and dispositions of assets, financing transactions or other transactions to enhance our liquidity position. There can be no assurance if or when any such transactions will be completed, or the terms hereof.

Our ability to utilize funds generated by the MSRs held in our servicer subsidiaries, NRM and the Mortgage Company are subject to and limited by certain regulatory requirements, including maintaining liquidity, tangible net worth and ratio of capital to assets. Moreover, our ability to access and utilize cash generated from our regulated entities is an important part of our dividend paying ability. As of December 31, 2023, approximately $1.2 billion of available liquidity was held at NRM and the Mortgage Company, of which $0.7 billion were in excess of the new regulatory liquidity requirements made effective during 2023. NRM and the Mortgage Company are expected to maintain compliance with applicable liquidity and net worth requirements.

On August 17, 2022, the FHFA and Ginnie Mae released updated capital and liquidity standards for loan sellers and servicers. In regard to capital requirements, the updated standards require all loan sellers and servicers to maintain a minimum tangible net worth of $2.5 million plus 25 bps for Fannie Mae, Freddie Mac and private label servicing UPB plus 35 bps for Ginnie Mae servicing. This change aligns the existing Ginnie Mae capital requirement with the FHFA's. In addition, the definition of tangible net worth has been changed to remove deferred tax assets, though the tangible net worth to tangible asset ratio remained unchanged at 6% or greater. In regard to liquidity requirements, the updated standards require all non-depositories to maintain base liquidity of 3.5 bps of Fannie Mae, Freddie Mac and private label servicing UPB plus 10 bps for Ginnie Mae servicing. This change is an increase in required liquidity for the Ginnie Mae balances and aligns with the FHFA's. Furthermore, specific to FHFA, all non-banks will have to hold additional origination liquidity of 50 bps times loans held-for-sale plus pipeline loans. Large non-banks with greater than $50 billion UPB in servicing will have to hold an additional liquidity buffer of 2 bps on Fannie Mae and Freddie Mac servicing balances and 5 bps on Ginnie Mae servicing. Notwithstanding Ginnie Mae's risk-based capital requirement, the updated standards became effective on September 30, 2023. As of December 31, 2023, Rithm Capital maintained compliance with the required capital and liquidity standards. Noncompliance with the capital and liquidity requirements can result in the FHFA and Ginnie Mae taking various remedial actions up to and including removing our ability to sell loans to and service loans on behalf of the FHFA and Ginnie Mae. Currently, Ginnie Mae's risk-based capital requirement is expected to go into effect on December 31, 2024. The FHFA's revised requirements are expected to increase our capital and liquidity requirement and lower our return on capital.

Currently, our primary sources of financing are secured financing agreements and secured notes and bonds payable, although we have in the past and may in the future also pursue one or more other sources of financing such as securitizations and other secured and unsecured forms of borrowing. As of December 31, 2023, we had outstanding secured financing agreements with an aggregate face amount of approximately $12.6 billion to finance our investments. The financing of our entire RMBS portfolio, which generally has 30- to 90-day terms, is subject to margin calls. Under secured financing agreements, we sell a security to a counterparty and concurrently agree to repurchase the same security at a later date for a higher specified price. The sale price represents financing proceeds and the difference between the sale and repurchase prices represents interest on the financing. The price at which the security is sold generally represents the market value of the security less a discount or "haircut," which can range broadly. During the term of the secured financing agreement, the counterparty holds the security as collateral. If the agreement is subject to margin calls, the counterparty monitors and calculates what it estimates to be the value of the collateral during the term of the agreement. If this value declines by more than a de minimis threshold, the counterparty could require us to post additional collateral, or margin, in order to maintain the initial haircut on the collateral. This margin is typically required to be posted in the form of cash and cash equivalents. Furthermore, we may, from time to time, be a party to derivative agreements or financing arrangements that may be subject to margin calls based on the value of such instruments. In addition, $5.0 billion face amount of our MSR and Excess MSR financing is subject to mandatory monthly repayment to the extent that the outstanding balance exceeds the market value (as defined in the related agreement) of the financed asset multiplied by the contractual maximum LTV ratio. We seek to maintain adequate cash reserves and other sources of available liquidity to meet any margin calls or related requirements resulting from decreases in value related to a reasonably possible (in our opinion) change in interest rates.

Our ability to obtain borrowings and to raise future equity capital is dependent on our ability to access borrowings and the capital markets on attractive terms. We continually monitor market conditions for financing opportunities and at any given time may be entering or pursuing one or more of the transactions described above. Our senior management team has extensive long-term relationships with investment banks, brokerage firms and commercial banks, which we believe enhance our ability to source and finance asset acquisitions on attractive terms and access borrowings and the capital markets at attractive levels.

Our ability to fund our operations, meet financial obligations and finance acquisitions may be impacted by our ability to secure and maintain our secured financing agreements, credit facilities and other financing arrangements. Because secured financing agreements and credit facilities are short-term commitments of capital, lender responses to market conditions may make it more difficult for us to renew or replace, on a continuous basis, our maturing short-term borrowings and have imposed, and may continue to impose, more onerous conditions when rolling such financings. If we are not able to renew our existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities or if we are required to post more collateral or face larger haircuts, we may have to curtail our asset acquisition activities and/or dispose of assets.

The use of TBA dollar roll transactions generally increases our funding diversification, expands our available pool of assets and increases our overall liquidity position, as TBA contracts typically have lower implied haircuts relative to Agency RMBS pools funded with repurchase financing. TBA dollar roll transactions may also have a lower implied cost of funds than comparable repurchase funded transactions offering incremental return potential. However, if it were to become uneconomical to roll our TBA contracts into future months it may be necessary to take physical delivery of the underlying securities and fund those assets with cash or other financing sources, which could reduce our liquidity position.

If the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also have revised and may continue to revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, including haircuts and requiring additional collateral in the form of cash, based on, among other factors, the regulatory environment and their management of actual and perceived risk. Moreover, the amount of financing we receive under our secured financing agreements will be directly related to our lenders' valuation of our assets that cover the outstanding borrowings.

With respect to the next 12 months, we expect that our cash on hand, combined with our cash flow provided by operations and our ability to roll our secured financing agreements and servicer advance financings will be sufficient to satisfy our anticipated liquidity needs with respect to our current investment portfolio, including related financings, potential margin calls, loan origination and operating expenses. Our ability to roll over short-term borrowings is critical to our liquidity outlook. We have a significant amount of near-term maturities, which we expect to be able to refinance. If we cannot repay or refinance our debt on favorable terms, we will need to seek out other sources of liquidity. While it is inherently more difficult to forecast beyond the next 12 months, we currently expect to meet our long-term liquidity requirements through our cash on hand and, if needed, additional borrowings, proceeds received from secured financing agreements and other financings, proceeds from equity offerings and the liquidation or refinancing of our assets.

These short-term and long-term expectations are forward-looking and subject to a number of uncertainties and assumptions, including those described under "—Market Considerations" as well as Part I, Item 1A. "Risk Factors." If our assumptions about our liquidity prove to be incorrect, we could be subject to a shortfall in liquidity in the future, and such a shortfall may occur rapidly and with little or no notice, which could limit our ability to address the shortfall on a timely basis and could have a material adverse effect on our business.

Our cash flow provided by operations differs from our net income due to these primary factors: (i) the difference between (a) accretion and amortization and unrealized gains and losses recorded with respect to our investments and (b) cash received therefrom, (ii) unrealized gains and losses on our derivatives, and recorded impairments, if any, (iii) deferred taxes and (iv) principal cash flows related to held-for-sale loans, which are characterized as operating cash flows under GAAP.

Debt Obligations

The following table summarizes Secured Financing Agreements, Secured Notes and Bonds Payable and debt obligations related to consolidated funds:

	December 31, 2023									December 31, 2022
						Collateral				
Debt Obligations/Collateral(C)	Outstanding Face Amount	Carrying Value(A)	Final Stated Maturity(B)	Weighted Average Funding Cost	Weighted Average Life (Years)	Outstanding Face	Amortized Cost Basis	Carrying Value	Weighted Average Life (Years)	Carrying Value(A)
Secured Financing Agreements										
Warehouse Credit Facilities-Residential Mortgage Loans(D)	$ 1,940,295	$ 1,940,038	Jan-24 to Nov-25	6.8 %	0.6	$ 2,201,857	$ 2,315,385	$ 2,235,311	21.5	$ 2,601,327
Warehouse Credit Facility-Mortgage Loans Receivable(E)	1,337,010	1,337,010	May-24 to Dec-25	8.2 %	1.7	1,610,728	1,609,242	1,609,242	1.2	1,220,662
Agency RMBS or Treasuries(F)	8,152,469	8,152,469	Jan-24 to Jul-24	5.5 %	0.2	8,588,624	8,415,294	8,566,211	8.2	6,821,788
Non-Agency RMBS(E)	610,189	610,189	Jan-24 to Oct-28	7.6 %	0.8	15,285,491	932,248	958,292	6.1	609,282
SFR Properties(E)	20,534	20,534	Dec-24	8.2 %	1.0	N/A	47,433	47,433	N/A	4,677
CLOs(G)	186,378	183,947	Jan-30 to Jul-35	6.4 %	8.9	186,378	184,112	184,112	8.9	—
Commercial Notes Receivable	323,452	317,096	Dec-24	6.5 %	0.9	429,240	364,977	364,977	N/A	—
Total Secured Financing Agreements	12,570,327	12,561,283		6.1 %	0.6					11,257,736
Secured Notes and Bonds Payable										
Excess MSRs(E)	181,522	181,522	Oct-25	8.7 %	1.8	60,049,904	235,395	272,308	6.1	227,596
MSRs(H)	4,807,776	4,800,728	Dec-24 to Nov-27	7.5 %	1.9	522,025,042	6,367,520	8,340,171	7.5	4,791,543
Servicer Advance Investments(I)	278,845	278,042	Mar-24 to Aug-24	7.5 %	0.2	314,442	353,113	367,803	8.2	318,445
Servicer Advances(I)	2,254,515	2,254,369	Feb-24 to Sep-25	7.7 %	0.4	2,856,680	2,760,250	2,760,250	0.7	2,361,259
Residential Mortgage Loans(J)	650,000	650,000	May-24	6.5 %	0.4	649,978	651,948	652,059	29.2	769,988
Consumer Loans(K)	1,134,666	1,106,974	Jun-28 to Sep 37	7.0 %	4.2	1,308,774	1,269,872	1,274,005	1.7	299,498
SFR Properties(L)	833,386	789,174	Mar-26 to Sep-27	4.1 %	3.3	N/A	952,923	952,923	N/A	817,695
Mortgage Loans Receivable(M)	524,062	518,998	Jul 26 to Dec-26	5.7 %	2.8	578,314	578,314	578,314	1.0	512,919
Secured Facility- Asset Management	75,000	69,121	Nov-25	8.8 %	1.8	N/A	N/A	N/A	N/A	—
CLOs(G)	30,458	30,258	May-30 to Oct-34	7.1 %	6.7	30,458	30,425	30,425	6.7	—
Total Secured Notes and Bonds Payable	10,770,230	10,679,186		7.1 %	1.9					10,098,943
Liabilities of Consolidated Funds(N)										
Consolidated funds(O)	222,250	218,157	May-37	5.0 %	4.8	205,723	N/A	203,794	N/A	—
Total / Weighted Average	$ 23,562,807	$ 23,458,626		6.6 %	1.2					$ 21,356,679

(A) Net of deferred financing costs.
(B) All debt obligations with a stated maturity through the date of issuance were refinanced, extended or repaid.
(C) Includes approximately $142.3 million of associated accrued interest payable as of December 31, 2023.
(D) Includes $233.9 million which bear interest at an average fixed rate of 5.0% with the remaining having SOFR-based floating interest rates.
(E) All SOFR-based floating interest rates.
(F) All repurchase agreements have a fixed rate. Collateral carrying value includes margin deposits.
(G) All SOFR or EURIBOR-based floating interest rate.
(H) Includes $3.8 billion of MSR notes which bear interest equal to the sum of (i) a floating rate index equal to SOFR and (ii) a margin ranging from 2.5% to 3.7%; and $1.0 billion of MSR notes with fixed interest rates ranging 3.0% to 5.4%. The outstanding face amount of the collateral represents the UPB of the residential mortgage loans underlying the MSRs and MSR financing receivables securing these notes.
(I) Includes debt bearing interest equal to the sum of (i) a floating rate index equal to SOFR and (ii) a margin ranging from 1.5% to 3.7%. Collateral includes servicer advance investments, as well as servicer advances receivable related to the MSRs and MSR financing receivables owned by NRM and the Mortgage Company.
(J) Represents $650.0 million securitization backed by a revolving warehouse facility to finance newly originated first-lien, fixed- and adjustable-rate residential mortgage loans which bears interest equal to SOFR plus 1.2%. Collateral carrying value includes cash held in the securitization trust required to meet collateral requirements.
(K) Includes (i) SpringCastle debt, which is primarily composed of the following classes of asset-backed notes held by third parties: $205.2 million UPB of Class A notes with a coupon of 2.0% and $53.0 million of Class B notes with a coupon of 2.7% and (ii) $871.2 million of debt collateralized by the Marcus loans bearing interest at the sum of SOFR plus a margin of 3.0%.
(L) Includes $833.4 million of fixed rate notes which bear interest ranging from 3.5% to 7.1%.
(M) Includes $238.1 million which bear interest at an average fixed rate of 4.6% with the remaining having SOFR-based floating interest rates.
(N) Included within accrued expenses and other liabilities in the Consolidated Balance Sheets (Note 14).

(O)   Includes $120.0 million UPB of Class A notes with a fixed coupon of 4.3%, $70.0 million UPB of Class B notes with a fixed coupon of 5.3%, $15.0 million UPB of Class C notes with a fixed coupon of 6.3% and $17.3 million UPB of Subordinated notes, held within consolidated funds (Note 21). Weighted average life is based off expected maturity.

Certain of the debt obligations included above are obligations of our consolidated subsidiaries, for which own the related collateral. In some cases, such collateral is not available to other creditors of ours.

We have margin exposure on $12.6 billion of secured financing agreements. To the extent that the value of the collateral underlying these secured financing agreements declines, we may be required to post margin, which could significantly impact our liquidity.

The following tables provide additional information regarding our short-term borrowings (dollars in thousands):

| | Outstanding Balance at December 31, 2023 | Year Ended December 31, 2023 | | |
		Average Daily Amount Outstanding[(A)]	Maximum Amount Outstanding	Weighted Average Daily Interest Rate
Secured Financing Agreements				
Agency RMBS	$ 8,152,469	$ 8,395,162	$ 9,675,592	5.2 %
Non-Agency RMBS	610,189	1,883,834	2,331,053	7.1 %
Residential mortgage loans	1,552,331	1,858,204	2,683,396	6.6 %
Mortgage loans receivable	86,325	408,636	713,604	7.3 %
Secured Notes and Bonds Payable				
MSRs	1,544,013	1,265,253	1,778,513	8.1 %
Servicer advances	2,270,418	2,040,154	2,757,347	4.0 %
Residential mortgage loans	650,000	669,726	750,000	6.4 %
Total / weighted average	$ 14,865,745	$ 16,520,969	$ 20,689,505	5.6 %

(A)   Represents the average for the period the debt was outstanding.

| | Average Daily Amount Outstanding[(A)] | | | |
| | Three Months Ended | | | |
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Secured Financing Agreements				
Agency RMBS	$ 8,833,800	$ 9,130,197	$ 7,787,408	$ 7,514,693
Non-Agency RMBS	618,758	576,820	592,829	604,806
Residential mortgage loans and REO	1,280,958	2,063,804	2,062,667	1,751,530
Mortgage loans receivable	100,855	556,952	425,081	555,018

(A)   Represents the average for the period the debt was outstanding.

Corporate Debt

On September 16, 2020, we, as issuer, completed a private offering of $550.0 million aggregate principal amount of our 2025 Senior Notes. Interest on the 2025 Senior Notes accrue at the rate of 6.250% per annum with interest payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2021. Net proceeds from the offering were approximately $544.5 million, after deducting the initial purchasers' discounts and commissions and estimated offering expenses payable by us.

The 2025 Senior Notes mature on October 15, 2025. The notes became redeemable at any time and from time to time, on or after October 15, 2022. The Company may redeem the notes in 2024 or thereafter at a fixed redemption price of 100%.

For additional information on our debt activities, see Note 19 to our Consolidated Financial Statements.

Maturities

Our debt obligations as of December 31, 2023, as summarized in Note 19 to our Consolidated Financial Statements, had contractual maturities as follows (in thousands):

Year Ending	Nonrecourse[A]	Recourse[B]	Total
2024	$ 3,726,128	$ 12,050,512	$ 15,776,640
2025	287,753	3,724,031	4,011,784
2026	—	1,595,894	1,595,894
2027	734,737	420,000	1,154,737
2028 and thereafter	1,573,752	—	1,573,752
	$ 6,322,370	$ 17,790,437	$ 24,112,807

(A) Includes secured financing agreements, secured notes and bonds payable, and unsecured notes net of issuance costs of $0.9 billion, $5.2 billion, and $0.2 billion, respectively.

(B) Includes secured financing agreements, secured notes and bonds payable, and unsecured notes net of issuance costs of $11.7 billion, $5.6 billion, and $0.5 billion, respectively.

The weighted average differences between the fair value of the assets and the face amount of available financing for the Agency RMBS repurchase agreements (including amounts related to trades receivables and treasury securities) and Non-Agency RMBS repurchase agreements were 4.8% and 36.3%, respectively, and for residential mortgage loans was 13.2% during the year ended December 31, 2023.

Borrowing Capacity

The following table summarizes our borrowing capacity as of December 31, 2023 (in thousands):

Debt Obligations / Collateral	Borrowing Capacity	Balance Outstanding	Available Financing[A]
Secured Financing Agreements			
Residential mortgage loans, mortgage loans receivable, SFR, and commercial notes receivable	$ 6,433,613	$ 2,200,908	$ 4,232,705
Loan origination	5,246,552	1,420,382	3,826,170
CLOs	320,810	186,378	134,432
Secured Notes and Bonds Payable			
Excess MSRs	286,380	181,521	104,859
MSRs	5,997,814	4,807,776	1,190,038
Servicer advances	3,805,000	2,533,360	1,271,640
SFR	296,762	195,411	101,351
Consolidated funds	52,500	—	$ 52,500
	$ 22,439,431	$ 11,525,736	$ 10,913,695

(A) Although available financing is uncommitted, our unused borrowing capacity is available to us if we have additional eligible collateral to pledge and meet other borrowing conditions as set forth in the applicable agreements, including any applicable advance rate.

Covenants

Certain of the debt obligations are subject to customary loan covenants and event of default provisions, including event of default provisions triggered by certain specified declines in our equity or failure to maintain a specified tangible net worth, liquidity or indebtedness to tangible net worth ratio. We were in compliance with all of our debt covenants as of December 31, 2023.

Stockholders' Equity

Preferred Stock

Pursuant to our certificate of incorporation, we are authorized to designate and issue up to 100.0 million shares of preferred stock, par value of $0.01 per share, in one or more classes or series.

The following table summarizes preferred shares:

Series	Number of Shares		Liquidation Preference[A]		Issuance Discount	Carrying Value[B]	Dividends Declared per Share		
	December 31,		December 31,				Year Ended December 31,		
	2023	2022	2023	2022			2023	2022	2021
Series A, 7.50% issued July 2019[C]	6,200	6,200	$ 155,002	$ 155,002	3.15 %	$ 149,822	$ 1.88	$ 1.88	$ 1.88
Series B, 7.125% issued August 2019[C]	11,261	11,261	281,518	$ 281,518	3.15 %	272,654	1.78	1.78	1.78
Series C, 6.375% issued February 2020[C]	15,903	15,903	397,584	$ 397,584	3.15 %	385,289	1.59	1.59	1.59
Series D, 7.00% issued September 2021[D]	18,600	18,600	465,000	$ 465,000	3.15 %	449,489	1.75	1.75	0.72
Total	51,964	51,964	$1,299,104	$1,299,104		$1,257,254	$ 7.00	$ 7.00	$ 5.97

(A)   Each series has a liquidation preference of $25.00 per share.
(B)   Carrying value reflects par value less discount and issuance costs.
(C)   Fixed-to-floating rate cumulative redeemable preferred.
(D)   Fixed-rate reset cumulative redeemable preferred.

Our Series A, Series B, Series C and 7.00% Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ("Series D") rank senior to all classes or series of our common stock and to all other equity securities issued by us that expressly indicate are subordinated to the Series A, Series B, Series C and Series D with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up. Our Series A, Series B, Series C and Series D have no stated maturity, are not subject to any sinking fund or mandatory redemption and rank on parity with each other. Under certain circumstances upon a change of control, our Series A, Series B, Series C and Series D are convertible to shares of our common stock.

From and including the date of original issue, July 2, 2019, August 15, 2019, February 14, 2020 and September 17, 2021 but excluding August 15, 2024, August 15, 2024, February 15, 2025 and November 15, 2026, holders of shares of our Series A, Series B, Series C and Series D are entitled to receive cumulative cash dividends at a rate of 7.50%, 7.125%, 6.375% and 7.00% per annum of the $25.00 liquidation preference per share (equivalent to $1.875, $1.781, $1.594 and $1.750 per annum per share), respectively, and from and including August 15, 2024, August 15, 2024 and February 15, 2025, at a floating rate per annum which is determined pursuant to the USD-LIBOR cessation fallback language in the Certificate of Designations for each of our Series A, Series B and Series C. Holders of shares of our Series D, from and including November 15, 2026, are entitled to receive cumulative cash dividends based on the five-year Treasury rate plus a spread of 6.223%. Dividends for the Series A, Series B, Series C and Series D are payable quarterly in arrears on or about the 15th day of each February, May, August and November.

The Series A and Series B will not be redeemable before August 15, 2024, the Series C will not be redeemable before February 15, 2025, and the Series D will not be redeemable before November 15, 2026, except under certain limited circumstances intended to preserve our qualification as a REIT for U.S. federal income tax purposes or upon the occurrence of a Change of Control (as defined in the Certificate of Designations). On or after August 15, 2024, for the Series A and Series B, February 15, 2025 for the Series C and November 15, 2026 for the Series D, we may, at our option, upon not less than 30 nor more than 60 days' written notice, redeem the Series A, Series B, Series C and Series D in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

We may from time to time seek to repurchase our outstanding preferred stock, through open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Additionally, in connection with the phase out of LIBOR that occurred in 2023, we do not currently intend to amend any of our Series A, Series B or Series C to change the existing USD-LIBOR cessation fallback language. Consequently, higher interest rates on dividends paid on our preferred stock that reset to floating rates would adversely affect our cash flows.

Common Stock

Our certificate of incorporation authorizes 2.0 billion shares of common stock, par value $0.01 per share.

On August 5, 2022, we entered into a Distribution Agreement to sell shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $500.0 million, from time to time, through an "at-the-market" equity offering program (the "ATM Program"). No share issuances were made during the year ended December 31, 2023 under the ATM Program.

In December 2022, Rithm Capital's board of directors authorized the repurchase of up to $200.0 million of its common stock and $100.0 million of its preferred stock through December 31, 2023. On February 5, 2024, our board of directors renewed the stock repurchase program, authorizing the repurchase of up to $200.0 million of our common stock and $100.0 million of our preferred stock for the period from January 1, 2024 through December 31, 2024. The objective of the stock repurchase program is to seek flexibility to return capital when deemed accretive to shareholders. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Exchange Act or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. During the year ended December 31, 2023, we did not repurchase any shares of our common stock or our preferred stock.

Purchases and sales of Rithm Capital's securities by the Company's officers and directors are subject to the Rithm Capital Corp. Insider Trading Compliance Policy.

The following table summarizes outstanding options as of December 31, 2023:

Held by our Former Manager	21,471,990
Issued to the independent directors	2,000
Total	21,473,990

As of December 31, 2023, outstanding options had a weighted average exercise price of $13.26.

Common Dividends

We are organized and intend to conduct our operations to qualify as a REIT for U.S. federal income tax purposes. We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly distributions of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our secured financing agreements and other debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets or raise capital to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

We make distributions based on a number of factors, including an estimate of taxable earnings per common share. Dividends distributed and taxable and GAAP earnings will typically differ due to items such as fair value adjustments, differences in premium amortization and discount accretion, other differences in method of accounting, non-deductible general and administrative expenses, taxable income arising from certain modifications of debt instruments and investments held in TRSs. Our quarterly dividend per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share.

We will continue to monitor market conditions and the potential impact the ongoing volatility and uncertainty may have on our business. Our board of directors will continue to evaluate the payment of dividends as market conditions evolve, and no definitive determination has been made at this time. While the terms and timing of the approval and declaration of cash dividends, if any, on shares of our capital stock is at the sole discretion of our board of directors and we cannot predict how market conditions may evolve, we intend to distribute to our stockholders an amount equal to at least 90% of our REIT taxable income determined before applying the deduction for dividends paid and by excluding net capital gains consistent with our intention to maintain our qualification as a REIT under the Code.

The following table summarizes common dividends declared for the periods presented:

Common Dividends Declared for the Period Ended	Paid/Payable	Amount Per Share
December 31, 2022	January 2023	0.25
March 31, 2023	April 2023	0.25
June 30, 2023	July 2023	0.25
September 30, 2023	October 2023	0.25
December 31, 2023	January 2024	0.25

Cash Flows

The following table summarizes changes to our cash, cash equivalents and restricted cash for the periods presented:

	For the Year Ended December 31,		Increase (Decrease)
	2023	2022	
Beginning of period — cash, cash equivalents and restricted cash	$ 1,617,634	$ 1,528,442	$ 89,192
Net cash provided by (used in) operating activities	1,101,554	6,874,063	(5,772,509)
Net cash provided by (used in) investing activities	252,518	198,253	54,265
Net cash provided by (used in) financing activities	(1,298,887)	(6,983,124)	5,684,237
Net increase (decrease) in cash, cash equivalents and restricted cash	55,185	89,192	(34,007)
End of period — cash, cash equivalents and restricted cash	$ 1,672,819	$ 1,617,634	$ 55,185

Operating Activities

Net cash provided by (used in) operating activities were approximately $1.1 billion and $6.9 billion for the years ended December 31, 2023 and 2022, respectively. Operating cash inflows for the year ended December 31, 2023 primarily consist of proceeds from sales and principal repayments of purchased residential mortgage loans, held-for-sale, servicing fees received, net interest income received and net recoveries of servicer advances receivable. Operating cash outflows primarily consist of purchases of residential mortgage loans, held-for-sale, loan originations, compensation and benefits, general and administrative expenses and subservicing fees paid.

Investing Activities

Net cash provided by (used in) investing activities were approximately $0.3 billion and $0.2 billion for the years ended December 31, 2023 and 2022, respectively. Investing activities primarily consist of cash paid for real estate securities, U.S. Treasury Bills, the funding of servicer advance investments net of principal repayments from servicer advance investments, MSRs, real estate securities, loans, consumer loans and net settlement of derivatives, proceeds from the sale of real estate securities, as well as the Sculptor Acquisition, net of cash acquired.

Financing Activities

Net cash provided by (used in) financing activities were approximately $(1.3) billion and $(7.0) billion for the years ended December 31, 2023 and 2022, respectively. Financing activities primarily consist of borrowings net of repayments under debt obligations, margin deposits net of returns, and payment of dividends.

INTEREST RATE, CREDIT AND SPREAD RISK

We are subject to interest rate, credit and spread risk with respect to our investments. These risks are further described in "Quantitative and Qualitative Disclosures About Market Risk."

OFF-BALANCE SHEET ARRANGEMENTS

We have material off-balance sheet arrangements related to our non-consolidated securitizations of residential mortgage loans treated as sales in which we retained certain interests. We believe that these off-balance sheet structures presented the most efficient and least expensive form of financing for these assets at the time they were entered and represented the most common market-accepted method for financing such assets. Our exposure to credit losses related to these non-recourse, off-balance sheet financings is limited to $1.0 billion. As of December 31, 2023, there was $10.9 billion in total outstanding UPB of residential mortgage loans underlying such securitization trusts that represent off-balance sheet financings.

We have material off-balance sheet arrangements related to our asset management business non-consolidated securitizations. The Company's involvement in these off-balance sheet arrangements is generally limited to providing asset management services and, in certain cases, investments in the non-consolidated entities. As of December 31, 2023, our maximum exposure to loss of $821.3 million represents the potential loss of current investments or income and fees receivables from these entities, as well as the obligation to repay unearned revenues, primarily incentive income subject to clawback, in the event of any future fund losses, as well as unfunded commitments to certain funds. The Company does not provide, nor is it required to provide, any type of non-contractual financial or other support beyond its share of capital commitments.

We are party to mortgage loan participation purchase and sale agreements, pursuant to which we have access to uncommitted facilities that provide liquidity for recently sold MBS up to the MBS settlement date. These facilities, which we refer to as gestation facilities, are a component of our financing strategy and are off-balance sheet arrangements.

TBA dollar roll transactions represent a form of off-balance sheet financing accounted for as derivative instruments. In a TBA dollar roll transaction, we do not intend to take physical delivery of the underlying agency MBS and will generally enter into an offsetting position and net settle the paired-off positions in cash. However, under certain market conditions, it may be uneconomical for us to roll our TBA contracts into future months and we may need to take or make physical delivery of the underlying securities. If we were required to take physical delivery to settle a long TBA contract, we would have to fund our total purchase commitment with cash or other financing sources and our liquidity position could be negatively impacted.

As of December 31, 2023, we did not have any other commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CONTRACTUAL OBLIGATIONS

As of December 31, 2023, we had the following material contractual obligations:

Contract	Terms
Debt Obligations	
Secured Financing Agreements	Described under Note 19 to our Consolidated Financial Statements.
Secured Notes and Bonds Payable	Described under Note 19 to our Consolidated Financial Statements.
Unsecured Senior Notes	Described under Note 19 to our Consolidated Financial Statements.
Other Contractual Obligations	
Lease Liability	Described under Note 17 to our Consolidated Financial Statements.
Interest Rate Swaps	Described under Note 18 to our Consolidated Financial Statements.

See Note 23 and Note 27 to our Consolidated Financial Statements for information regarding commitments and material contracts entered into subsequent to December 31, 2023, if any. As described in Note 23, we have committed to purchase certain future servicer advances. The actual amount of future advances is subject to significant uncertainty. However, we currently expect that net recoveries of servicer advances will exceed net fundings for the foreseeable future. This expectation is based on judgments, estimates and assumptions, all of which are subject to significant uncertainty. In addition, the Consumer Loan Companies have invested in loans with an aggregate of $176.6 million of unfunded and available revolving credit privileges as of December 31, 2023. However, under the terms of these loans, requests for draws may be denied and unfunded availability may be terminated at management's discretion. Lastly, each of Genesis and Rithm Capital had commitments to fund up to $591.5 million and $3.6 million, respectively, of additional advances on existing mortgage loans as of December 31, 2023. These commitments are generally subject to loan agreements with covenants regarding the financial performance of the customer and other terms regarding advances that must be met before Genesis and Rithm Capital fund the commitment.

INFLATION

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors affect our performance more so than inflation, although inflation rates can often have a meaningful influence over the direction of interest rates. Furthermore, our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors primarily based on our taxable income, and, in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices, equity prices and other market-based risks. The primary market risks that we are exposed to are interest rate risk, mortgage basis spread risk, prepayment rate risk and credit risk. These risks are highly sensitive to many factors, including, but not limited to, governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and derivative positions (other than TBAs) are for non-trading purposes only. For a further discussion of how market risk may affect our financial position or results of operations, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates."

Interest Rate Risk

Changes in interest rates, including changes in expected interest rates or "yield curves," affect our investments in various ways, the most significant of which are discussed below.

Fair Value Impact

Changes in the level of interest rates also affect the yields required by the marketplace on interest rate instruments. Increasing interest rates would decrease the value of the fixed rate assets we hold at the time because higher required yields result in lower prices on existing fixed rate assets in order to adjust their yield upward to meet the market.

Changes in unrealized gains or losses resulting from changes in market interest rates do not directly affect our cash flows or our ability to pay a dividend, to the extent the related assets are expected to be held and continue to perform as expected, as their fair value is not relevant to their underlying cash flows. Changes in unrealized gains or losses would impact our ability to realize gains on existing investments if they were sold. Furthermore, with respect to changes in unrealized gains or losses on investments which are carried at fair value, changes in unrealized gains or losses would impact our net book value and, in certain cases, our net income.

Changes in interest rates can also have ancillary impacts on our investments. Generally, in a declining interest rate environment, residential mortgage loan prepayment rates increase, which in turn would cause the value of MSRs, MSR financing receivables, Excess MSRs and the rights to the basic fee components of MSRs to decrease, because the duration of the cash flows we are entitled to receive becomes shortened, and the value of loans and Non-Agency RMBS to increase, because we generally acquired these investments at a discount whose recovery would be accelerated. With respect to a significant portion of our MSRs and Excess MSRs, we have recapture agreements, as described in Note 5 and Note 6 to our Consolidated Financial Statements. These recapture agreements help to protect these investments from the impact of increasing prepayment rates. In addition, to the extent that the loans underlying our MSRs, MSR financing receivables, Excess MSRs and the rights to the basic fee components of MSRs are well-seasoned with credit-impaired borrowers who may have limited refinancing options, we believe the impact of interest rates on prepayments would be reduced. Conversely, in an increasing interest rate environment, prepayment rates decrease, which in turn would cause the value of MSRs, MSR financing receivables, Excess MSRs and the rights to the basic fee components of MSRs to increase and the value of loans and Non-Agency RMBS to decrease. To the extent we do not hedge against changes in interest rates, our balance sheet, results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, our investments as interest rates change. However, rising interest rates could result from more robust market conditions, which could reduce the credit risk associated with our investments. The effects of such a decrease in values on our financial position, results of operations and liquidity are discussed below under "—Prepayment Rate Exposure."

Changes in the value of our assets could affect our ability to borrow and access capital. Also, if the value of our assets subject to short-term financing were to decline, it could cause us to fund margin, or repay debt, and affect our ability to refinance such assets upon the maturity of the related financings, adversely impacting our rate of return on such investments.

We are subject to margin calls on our secured financing agreements. Furthermore, we may, from time to time, be a party to derivative agreements or financing arrangements that are subject to margin calls, or mandatory repayment, based on the value of such instruments. We seek to maintain adequate cash reserves and other sources of available liquidity to meet any margin calls, or required repayments, resulting from decreases in value related to a reasonably possible (in our opinion) change in interest rates but there can be no assurance that our cash reserves will be sufficient.

In addition, changes in interest rates may impact our ability to exercise our call rights and to realize or maximize potential profits from them. A significant portion of the residential mortgage loans underlying our call rights bear fixed rates and may decline in value during a period of rising market interest rates. Furthermore, rising rates could cause prepayment rates on these loans to decline, which would delay our ability to exercise our call rights. These impacts could be at least partially offset by potential declines in the value of Non-Agency RMBS related to the call rights, which could then be acquired more cheaply, and in credit spreads, which could offset the impact of rising market interest rates on the value of fixed rate loans to some degree. Conversely, declining interest rates could increase the value of our call rights by increasing the value of the underlying loans.

We believe our consumer loan investments generally have limited interest rate sensitivity given that our portfolio is mostly composed of very seasoned loans with credit-impaired borrowers who are paying fixed rates, who we believe are relatively unlikely to change their prepayment patterns based on changes in interest rates.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control.

The interest rates on our secured financing agreements, as well as adjustable-rate mortgage loans in our securitizations, are generally based on SOFR, which is subject to national, international and other regulatory guidance for reform. The interest rates on the CLO Investments Loans are variable based on SOFR or EURIBOR (subject to a floor of zero percent). The recent transition from LIBOR to SOFR involves operational risks, including but not limited to, reduced experience understanding and modeling SOFR-based assets and liabilities, which in turn increases the difficulty of investing, hedging and risk management.

The table below provides comparative estimated changes in our book value based on a parallel shift in the yield curve (assuming an unchanged mortgage basis), including changes in our book value resulting from potential related changes in discount rates.

Interest rate change (bps)	Estimated Change in Book Value (in millions)[A]	
	December 31, 2023	December 31, 2022
+50bps	+339.3	+403.4
+25bps	+171.2	+203.3
-25bps	-171.2	-203.3
-50bps	-347.4	-411.5

(A)   Amounts shown are pre-tax.

Mortgage Basis Spread Risk

Mortgage basis measures the spread between the yield on current coupon mortgage-backed securities and benchmark rates, including treasuries and swaps. The level of mortgage basis is driven by demand and supply of mortgage-backed instruments relative to other rate-sensitive assets. Changes in the mortgage basis have an impact on prepayment rates driven by the ability of borrowers underlying our portfolio to refinance. A lower mortgage basis would imply a lower mortgage rate which would increase prepayment speeds due to higher refinance activity and, therefore, lower fair value of our mortgage portfolio. The mortgage basis is also correlated with other spread products such as corporate credit.

The table below provides comparative estimated changes in our book value based on changes in mortgage basis.

	Estimated Change in Book Value (in millions)[(A)]	
Mortgage basis change (bps)	December 31, 2023	December 31, 2022
+20bps	+31.2	+0.9
+10bps	+15.7	+0.6
-10bps	-15.7	-0.6
-20bps	-32	-1.8

(A)   Amounts shown are pre-tax.

Prepayment Rate Exposure

Prepayment rates significantly affect the value of MSRs and MSR financing receivables, Excess MSRs, the basic fee component of MSRs (which we own as part of our servicer advance investments), Non-Agency RMBS and loans, including consumer loans. Prepayment rate is the measurement of how quickly borrowers pay down the UPB of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. The price we pay to acquire certain investments will be based on, among other things, our projection of the cash flows from the related pool of loans. Our expectation of prepayment rates is a significant assumption underlying those cash flow projections. If the fair value of MSRs and MSR financing receivables, Excess MSRs or the basic fee component of MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment rates could materially reduce the ultimate cash flows we receive from MSRs and MSR financing receivables, Excess MSRs or our right to the basic fee component of MSRs, and we could ultimately receive substantially less than what we paid for such assets. Conversely, a significant decrease in prepayment rates with respect to our loans or RMBS could delay our expected cash flows and reduce the yield on these investments.

We seek to reduce our exposure to prepayment through the structuring of our investments. For example, in our MSR and Excess MSR investments, we seek to enter into "recapture agreements" whereby our MSR or Excess MSR is retained if the applicable servicer or subservicer originates a new loan the proceeds of which are used to repay a loan underlying an MSR or Excess MSR in our portfolio. We seek to enter into such recapture agreements in order to protect our returns in the event of a rise in voluntary prepayment rates.

Credit Risk

We are subject to varying degrees of credit risk in connection with our assets. Credit risk refers to the ability of each individual borrower underlying our MSRs, MSR financing receivables, Excess MSRs, servicer advance investments, securities and loans to make required interest and principal payments on the scheduled due dates. If delinquencies increase, then the amount of servicer advances we are required to make will also increase, as would our financing cost thereof. We may also invest in loans and Non-Agency RMBS, which represent "first loss" pieces; in other words, they do not benefit from credit support although we believe they predominantly benefit from underlying collateral value in excess of their carrying amounts. We do not expect to encounter credit risk in our Agency RMBS, and we do anticipate credit risk related to Non-Agency RMBS, residential mortgage loans and consumer loans.

We seek to reduce credit risk through prudent asset selection, actively monitoring our asset portfolio and the underlying credit quality of our holdings and, where appropriate and achievable, repositioning our investments to upgrade their credit quality. Our pre-acquisition due diligence and processes for monitoring performance include the evaluation of, among other things, credit and risk ratings, principal subordination, prepayment rates, delinquency and default rates, and vintage of collateral.

For our MSRs, MSR financing receivables and Excess MSRs on Agency collateral and our Agency RMBS, delinquency and default rates have an effect similar to prepayment rates. Our Excess MSRs on Non-Agency portfolios are not directly affected by delinquency rates, because the servicer continues to advance principal and interest until a default occurs on the applicable loan, so delinquencies decrease prepayments therefore having a positive impact on fair value, while increased defaults have an effect similar to increased prepayments. For our Non-Agency RMBS and loans, higher default rates can lead to greater loss of principal. For our call rights, higher delinquencies and defaults could reduce the value of the underlying loans, therefore reducing or eliminating the related potential profit.

Market factors that could influence the degree of the impact of credit risk on our investments include (i) unemployment levels and the general economy, which impact borrowers' ability to make payments on their loans, (ii) home prices, which impact the value of collateral underlying residential mortgage loans, (iii) the availability of credit, which impacts borrowers' ability to refinance and (iv) other factors, all of which are beyond our control.

Liquidity Risk

The assets that comprise our asset portfolio are generally not publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions. See Note 20 to our Consolidated Financial Statements for a sensitivity analysis for MSRs and MSR financing receivables.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements: **Page**

All schedules have been omitted because either the required information is included in the Company's consolidated financial statements and notes thereto or it is not applicable.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Rithm Capital Corp. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rithm Capital Corp. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Mortgage Servicing Rights and Mortgage Servicing Rights Financing Receivables

Description of the Matter	The Company invests in Mortgage Servicing Rights and Mortgage Servicing Rights Financing Receivables (collectively "MSRs") totaling $8,406 million as of December 31, 2023 as included in Note 6 to the consolidated financial statements. The Company records MSRs at fair value on a recurring basis with changes in fair value recognized in the income statement. These fair value estimates are based on valuation techniques used to estimate future cash flows that incorporate significant unobservable assumptions. As included in Note 20 to the consolidated financial statements, MSRs are classified as Level 3 in the fair value hierarchy.
	Auditing management's fair value of MSRs and related changes in fair value was complex because the valuation is driven by significant assumptions, including discount rates and prepayment rates, that are judgmental and are unobservable in nature. Additionally, selecting and applying audit procedures to address the estimation uncertainty involves auditor subjectivity and industry-specific knowledge of MSRs including the current market conditions considered by a market participant.
How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of the Company's internal controls addressing the valuation of MSRs. For example, we tested controls over management's review of significant assumptions, including discount rates and prepayment speeds, against available market information. Additionally, we tested controls over management's review of internally developed fair values in comparison to independent fair value ranges that management obtained from independent valuation firms to evaluate the reasonableness of the fair values developed by the Company. We also tested management's controls over the completeness and accuracy of objective inputs used in the valuations.
	In order to test the valuation of MSRs, our audit procedures included involving an internal valuation specialist to evaluate the reasonableness of significant assumptions, identify potential sources of contrary information, and independently develop a range of fair value for the MSRs based on consideration of available market information and compare management's estimates to our ranges. We also tested the accuracy and completeness of model objective inputs and evaluated the competence and objectivity of management's independent valuation firms. We evaluated the Company's fair value disclosures included in Note 20 for consistency with US GAAP.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

New York, New York

February 16, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Rithm Capital Corp. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Rithm Capital Corp. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Rithm Capital Corp. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sculptor Capital Management, Inc., which is included in the 2023 consolidated financial statements of the Company and constituted 4.8% and 9.5% of total and net assets, respectively, as of December 31, 2023 and 2.3% and 0.2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sculptor Capital Management, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 16, 2024

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		December 31,		
		2023		**2022**
Assets				
Mortgage servicing rights and mortgage servicing rights financing receivables, at fair value[A]	$	8,405,938	$	8,889,403
Real estate and other securities (includes $9,757,664 and 8,289,277 at fair value, respectively)		9,782,217		8,289,277
Residential loans, held-for-investment, at fair value		379,044		452,519
Residential mortgage loans, held-for-sale (includes $2,461,865 and $3,297,271 at fair value, respectively)[A]		2,540,742		3,398,298
Consumer loans held-for-investment, at fair value[A]		1,274,005		363,756
Single-family rental properties		1,001,928		971,313
Mortgage loans receivable, at fair value[A]		2,232,913		2,064,028
Residential mortgage loans subject to repurchase[B]		1,782,998		1,219,890
Cash and cash equivalents[A]		1,287,199		1,336,508
Restricted cash[A]		385,620		281,126
Servicer advances receivable		2,760,250		2,825,485
Receivable for investments sold		—		473,126
Other assets (includes $1,489,419 and $921,373 at fair value, respectively)[A]		3,478,931		1,914,607
	$	35,311,785	$	32,479,336
Liabilities and Equity				
Liabilities				
Secured financing agreements[A]	$	12,561,283	$	11,257,736
Secured notes and bonds payable (includes $554,800 and $632,404 at fair value, respectively)[A]		10,679,186		10,098,943
Residential mortgage loan repurchase liability[B]		1,782,998		1,219,890
Unsecured notes, net of issuance costs		719,004		545,056
Payable for investments purchased		—		731,216
Dividends payable		135,897		129,760
Accrued expenses and other liabilities (includes $333,688 and $18,064 at fair value, respectively)[A]		2,332,379		1,486,667
		28,210,747		25,469,268
Commitments and Contingencies				
Equity				
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 51,964,122 and 51,964,122 issued and outstanding, $1,299,104 and $1,299,104 aggregate liquidation preference, respectively		1,257,254		1,257,254
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 483,226,239 and 473,715,100 issued and outstanding, respectively		4,833		4,739
Additional paid-in capital		6,074,322		6,062,019
Retained earnings (accumulated deficit)		(373,141)		(418,662)
Accumulated other comprehensive income		43,674		37,651
Total Rithm Capital stockholders' equity		7,006,942		6,943,001
Noncontrolling interests in equity of consolidated subsidiaries[A]		94,096		67,067
Total equity		7,101,038		7,010,068
	$	35,311,785	$	32,479,336

(A) The Company's Consolidated Balance Sheets include assets of consolidated variable interest entities ("VIEs") that can only be used to settle obligations and liabilities of the VIE for which creditors do not have recourse to the primary beneficiary (Rithm Capital). As of December 31, 2023, and December 31, 2022, total assets of consolidated VIEs were $2.5 billion and $2.3 billion, respectively, and total liabilities of consolidated VIEs were $2.1 billion and $1.8 billion, respectively. See Note 21 for further details.

(B) See Note 6 for details.

See Notes to Consolidated Financial Statements.

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Origination and Servicing, Investment Portfolio, Mortgage Loans Receivable and Corporate			
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	1,860,255	1,831,964	1,559,554
Change in fair value of MSRs and MSR financing receivables (includes realization of cash flows of $(518,978), $(631,120) and $(1,192,646), respectively)	(565,684)	727,334	(577,763)
Servicing revenue, net	1,294,571	2,559,298	981,791
Interest income	1,676,324	1,075,981	810,896
Gain on originated residential mortgage loans, held-for-sale, net	508,434	1,086,232	1,826,909
Other revenues	236,167	230,905	165,480
	3,715,496	4,952,416	3,785,076
Asset Management			
Asset management revenues	82,681	—	—
	3,798,177	4,952,416	3,785,076
Expenses			
Interest expense and warehouse line fees	1,421,254	791,001	497,308
General and administrative	730,752	875,428	864,028
Compensation and benefits	787,092	1,231,446	1,159,810
Management fee to affiliate	—	46,174	95,926
Termination fee to affiliate	—	400,000	—
	2,939,098	3,344,049	2,617,072
Other income (loss)			
Realized and unrealized gains (losses), net	(37,236)	(200,181)	(207,437)
Other income (loss), net	(69,010)	(145,385)	3,241
	(106,246)	(345,566)	(204,196)
Income (loss) before income taxes	752,833	1,262,801	963,808
Income tax expense	122,159	279,516	158,226
Net income (loss)	$ 630,674	$ 983,285	$ 805,582
Noncontrolling interests in income of consolidated subsidiaries	8,417	28,766	33,356
Dividends on preferred stock	89,579	89,726	66,744
Net income (loss) attributable to common stockholders	$ 532,678	$ 864,793	$ 705,482
Net income (loss) per share of common stock			
Basic	$ 1.11	$ 1.84	$ 1.56
Diluted	$ 1.10	$ 1.80	$ 1.51
Weighted average number of shares of common stock outstanding			
Basic	481,934,951	468,836,718	451,276,742
Diluted	483,716,715	481,636,125	467,665,006
Dividends declared per share of common stock	$ 1.00	$ 1.00	$ 0.90

See Notes to Consolidated Financial Statements.

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 630,674	$ 983,285	$ 805,582
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale securities, net	5,437	(52,602)	29,944
Reclassification of net realized (gain) loss on available-for-sale securities, net into net income	—	—	(5,388)
Cumulative translation adjustment	586	—	—
Comprehensive income (loss)	636,697	930,683	830,138
Comprehensive income (loss) attributable to noncontrolling interests	8,417	28,766	33,356
Dividends on preferred stock	89,579	89,726	66,744
Comprehensive income (loss) attributable to common stockholders	$ 538,701	$ 812,191	$ 730,038

See Notes to Consolidated Financial Statements.

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(dollars in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Rithm Capital Stockholders' Equity	Noncontrolling Interests in Equity of Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2022	51,964,122	$ 1,257,254	473,715,100	$ 4,739	$ 6,062,019	$ (418,662)	$ 37,651	$ 6,943,001	$ 67,067	$ 7,010,068
Cumulative adjustment for the adoption of (See Note 2)	—	—	—	—	—	—	—	—	—	—
2020 Warrants	—	—	—	—	—	—	—	—	—	0
Dividends declared on common stock, $1.00 per share	—	—	—	—	—	(483,192)	—	(483,192)	—	(483,192)
Dividends declared on preferred stock	—	—	—	—	—	(89,579)	—	(89,579)	—	(89,579)
Capital contributions	—	—	—	—	—	—	—	—	4,733	4,733
Capital distributions	—	—	—	—	—	—	—	—	(21,994)	(21,994)
Issuance of preferred stock	—	—	—	—	—	—	—	—	—	—
Cashless exercise of 2020 Warrants	—	—	9,287,347	93	(93)	—	—	—	—	—
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	35,873	35,873
Director share grants and employee non-cash stock-based compensation	—	—	223,792	1	12,396	(3,965)	—	8,432	—	8,432
Comprehensive income (loss)										
Net income (loss)	—	—	—	—	—	622,257	—	622,257	8,417	630,674
Unrealized gain (loss) on available-for-sale securities, net	—	—	—	—	—	—	5,437	5,437	—	5,437
Reclassification of realized (gain) loss on available-for-sale securities, net into net income	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	586	586	—	586
Total comprehensive income (loss)								628,280	8,417	636,697
Balance at December 31, 2023	51,964,122	$ 1,257,254	483,226,239	$ 4,833	$ 6,074,322	$ (373,141)	$ 43,674	$ 7,006,942	$ 94,096	$ 7,101,038

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2022
(dollars in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Rithm Capital Stockholders' Equity	Noncontrolling Interests in Equity of Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2021	52,210,000	$ 1,262,481	466,758,266	$ 4,669	$ 6,059,671	$ (813,042)	$ 90,253	$ 6,604,032	$ 65,348	$ 6,669,380
Dividends declared on common stock, $1.00 per share	—	—	—	—	—	(470,413)	—	(470,413)	—	(470,413)
Dividends declared on preferred stock	—	—	—	—	—	(89,726)	—	(89,726)	—	(89,726)
Capital distributions	—	—	—	—	—	—	—	—	(27,047)	(27,047)
Repurchases of preferred stock	(245,878)	(5,227)	—	—	—	—	—	(5,227)	—	(5,227)
Cashless exercise of 2020 Warrants	—	—	6,858,347	69	(69)	—	—	—	—	—
Director share grants and employee non-cash stock-based compensation	—	—	98,487	1	2,417	—	—	2,418	—	2,418
Comprehensive income (loss)										
Net income (loss)	—	—	—	—	—	954,519	—	954,519	28,766	983,285
Unrealized gain (loss) on available-for-sale securities, net	—	—	—	—	—	—	(52,602)	(52,602)	—	(52,602)
Total comprehensive income (loss)	—	—	—	—	—	—	—	901,917	28,766	930,683
Balance at December 31, 2022	51,964,122	$ 1,257,254	473,715,100	$ 4,739	$ 6,062,019	$ (418,662)	$ 37,651	$ 6,943,001	$ 67,067	$ 7,010,068

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY, CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2021

(dollars in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Rithm Capital Stockholders' Equity	Noncontrolling Interests in Equity of Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2020	33,610,000	812,992	414,744,518	4,148	$ 5,547,108	$ (1,108,929)	$ 65,697	$ 5,321,016	$ 108,668	$ 5,429,684
Dividends declared on common stock, $0.90 per share	—	—	—	—	—	(409,595)	—	(409,595)	—	(409,595)
Dividends declared on preferred stock	—	—	—	—	—	(66,744)	—	(66,744)	—	(66,744)
Capital distributions	—	—	—	—	—	—	—	—	(55,600)	(55,600)
Issuance of common stock	—	—	51,903,346	519	512,902	—	—	513,421	—	513,421
Issuance of preferred stock	18,600,000	449,489	—	—	—	—	—	449,489	—	449,489
Purchase of non-controlling interest	—	—	—	—	(1,447)	—	—	(1,447)	(21,076)	(22,523)
Director share grants and employee non-cash stock-based compensation	—	—	110,402	2	1,108	—	—	1,110	—	1,110
Comprehensive income (loss)										
Net income (loss)	—	—	—	—	—	772,226	—	772,226	33,356	805,582
Unrealized gain (loss) on available-for-sale securities, net	—	—	—	—	—	—	29,944	29,944	—	29,944
Reclassification of realized (gain) loss on available-for-sale securities, net into net income	—	—	—	—	—	—	(5,388)	(5,388)	—	(5,388)
Total comprehensive income (loss)	—	—	—	—	—	—	—	796,782	33,356	830,138
Balance at December 31, 2021	52,210,000	$ 1,262,481	466,758,266	4,669	$ 6,059,671	$ (813,042)	$ 90,253	$ 6,604,032	$ 65,348	$ 6,669,380

See Notes to Consolidated Financial Statements.

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	December 31,		
	2023	**2022**	**2021**
Cash Flows From Operating Activities			
Net income (loss)	$ 630,674	$ 983,285	$ 805,582
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Change in fair value of investments, net	843,878	(1,108,366)	(11,723)
Change in fair value of equity investments	28,407	13,265	(5,986)
Change in fair value of secured notes and bonds payable	17,155	(45,792)	(12,991)
(Gain) loss on settlement of investments, net	(820,238)	1,354,263	232,151
(Gain) loss on sale of originated residential mortgage loans, held-for-sale, net	(508,434)	(1,086,232)	(1,826,909)
(Gain) loss on transfer of loans to real estate owned ("REO")	(10,224)	(7,726)	(3,752)
Accretion and other amortization	(120,699)	(91,891)	(49,382)
Provision (reversal) for credit losses on securities, loans and REO	(478)	14,962	(47,744)
Non-cash portions of servicing revenue, net	618,005	(639,945)	577,763
Deferred tax provision	90,002	271,167	151,200
Mortgage loans originated and purchased for sale, net of fees	(39,817,843)	(76,420,262)	(130,737,605)
Sales proceeds and loan repayment proceeds for residential mortgage loans, held-for-sale	40,420,708	83,313,008	132,834,967
Interest received from servicer advance investments, RMBS, loans and other	54,485	62,375	153,539
Changes in:			
Servicer advances receivable, net	15,022	(36,695)	226,173
Other assets	(428,763)	405,469	939,953
Due to affiliates	—	(17,819)	8,369
Accrued expenses and other liabilities	89,897	(89,003)	(349,733)
Net cash provided by (used in) operating activities	1,101,554	6,874,063	2,883,872
Cash Flows From Investing Activities			
Business acquisitions, net of cash acquired	(324,783)	—	(1,173,171)
Maturity of U.S. Treasury Bills	1,030,000	—	—
Purchase of U.S. Treasury Bills	(998,148)	—	—
Purchase of servicer advance investments	(852,015)	(988,847)	(1,286,526)
Purchase of RMBS	(4,094,934)	(15,629,483)	(6,099,550)
U.S. Treasury Note short sales	1,765,360	—	—
Reverse repurchase agreements entered	(1,769,601)	—	—
Purchase of residential mortgage loans	—	(7,182)	—
Purchase of SFR properties, MSRs and other assets	(106,351)	(416,610)	(1,390,317)
Purchase of mortgage loans receivable	(146,631)	—	—
Draws on revolving consumer loans	(27,510)	(29,615)	(29,002)
Net settlement of derivatives and hedges	867,637	311,073	(182,971)
Return of investments in Excess MSRs	31,940	17,701	54,037
Principal repayments from servicer advance investments	880,861	1,033,326	1,382,344
Principal repayments from RMBS	693,546	1,091,538	2,330,850
Principal repayments from residential mortgage loans	47,735	85,836	119,841
Principal repayments from consumer loans	439,540	140,574	214,619
Proceeds from sale of MSRs and MSR financing receivables	705,300	10,698	62,971
Proceeds from sale of RMBS	2,087,419	14,565,043	8,238,974
Proceeds from sale of residential mortgage loans	—	—	9,922
Proceeds from sale of REO	23,153	14,201	54,232
Net cash provided by (used in) investing activities	252,518	198,253	2,306,253

RITHM CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	December 31,		
	2023	**2022**	**2021**
Cash Flows From Financing Activities			
Repayments of secured financing agreements	(48,921,875)	(55,998,234)	(69,206,600)
Repayments of warehouse credit facilities	(41,096,041)	(83,793,352)	(130,744,991)
Net settlement of margin deposits under repurchase agreements and derivatives	(862,662)	1,460,458	249,367
Repayments of secured notes and bonds payable	(7,636,954)	(4,696,136)	(8,078,073)
Deferred financing fees	(7,364)	(11,062)	(8,385)
Dividends paid on common and preferred stock	(570,878)	(558,301)	(438,544)
Borrowings under secured financing agreements	50,079,186	54,385,892	64,749,425
Borrowings under warehouse credit facilities	41,065,479	76,069,417	129,899,057
Borrowings under secured notes and bonds payable	6,669,483	6,192,823	7,964,077
Issuance of common and preferred stock	—	—	962,910
Repurchase of common and preferred stock	—	(5,227)	—
Noncontrolling interest in equity of consolidated subsidiaries - distributions	(17,261)	(27,047)	(78,123)
Payment of contingent consideration	—	(2,355)	(12,276)
Net cash provided by (used in) financing activities	(1,298,887)	(6,983,124)	(4,742,156)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	55,185	89,192	447,969
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	$ 1,617,634	$ 1,528,442	$ 1,080,473
Cash, Cash Equivalents, and Restricted Cash, End of Period	$ 1,672,819	$ 1,617,634	$ 1,528,442
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest	1,361,090	734,232	505,978
Cash paid during the period for income taxes	6,524	4,012	23,506
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Dividends declared but not paid on common and preferred stock	143,199	140,984	139,170
Transfer from residential mortgage loans to REO and other assets	21,943	14,936	30,020
Real estate securities retained from loan securitizations	113,136	206,082	173,631
Residential mortgage loans subject to repurchase	1,782,998	1,219,890	1,787,314
Purchase of Agency RMBS, settled after quarter-end	—	731,216	—
Cashless exercise of 2020 warrants (par)	93	69	
Seller financing in Genesis Capital LLC acquisition	—	—	1,256,279
Seller financing in Marcus loan acquisition	1,317,347	—	—
Seller financing in acquisition of notes receivable	323,452	—	—

See Notes to Consolidated Financial Statements.

(dollars in tables in thousands, except share data)

1. BUSINESS AND ORGANIZATION

Rithm Capital Corp. (together with its consolidated subsidiaries, "Rithm Capital," the "Company" or "we," "our" and "us") is a global asset manager focused on real estate, credit and financial services.

Rithm Capital is a Delaware corporation that was formed as a limited liability company in September 2011 (commenced operations in December 2011) and for the purpose of making real estate and financial related investments.

Prior to June 17, 2022, Rithm Capital operated under a management agreement (the "Management Agreement") with FIG LLC (the "Former Manager"), an affiliate of Fortress Investment Group LLC. Effective June 17, 2022, Rithm Capital entered into an internalization agreement with the Former Manager, pursuant to which the Management Agreement was terminated and the Company internalized its management functions (such transactions, the "Internalization"). As a result of the Internalization, Rithm Capital operates as an internally managed Real Estate Investment Trust ("REIT"). In connection with the termination of the Management Agreement, the Company agreed to pay the Former Manager $400.0 million (subject to certain adjustments), which payments were completed by December 15, 2022.

We seek to generate long-term value for our investors by using our investment expertise to identify, manage and invest in real estate related and other financial assets and more recently, broader asset management capabilities, in each case that provides investors with attractive risk-adjusted returns. Our investments in real estate related assets include our equity interest in operating companies, including leading origination and servicing platforms held through wholly-owned subsidiaries, Newrez LLC ("Newrez") and Genesis Capital LLC ("Genesis"), as well as investments in single-family rentals ("SFR"), title, appraisal and property preservation and maintenance businesses. Our strategy involves opportunistically pursuing acquisitions and seeking to establish strategic partnerships that we believe enable us to maximize the value of our investments by offering products and services related to the lifecycle of transactions that affect each mortgage loan and underlying residential property or collateral. We operate our asset management business primarily through our wholly-owned subsidiary, Sculptor Capital Management, Inc. ("Sculptor"). Sculptor is a leading global alternative asset manager and provides asset management services and investment products across credit, real estate and multi-strategy platforms through commingled funds, separate accounts and other alternative investment vehicles. We completed the Sculptor Acquisition (as defined below) on November 17, 2023.

As of December 31, 2023, Rithm Capital conducted its business through the following segments: (i) Origination and Servicing, (ii) Investment Portfolio, (iii) Mortgage Loans Receivable, (iv) Asset Management and (v) Corporate.

Within our portfolio, we target complementary assets that generate stable long-term cash flows and employ conservative capital structures in an effort to generate returns across different interest rate environments. Our investment approach and capital allocation decisions combine a focus on asset selection, relative value and risk management, while taking into consideration available financing and other relevant macroeconomic factors. In our efforts to identify and invest in target assets, we compete with banks, other REITs, non-bank mortgage lenders and servicers, private equity firms, alternative assets managers, hedge funds and other large financial services companies. In the face of this competition, the experience of members of our management team and dedicated investment professionals provide us with a competitive advantage when pursuing attractive investment opportunities.

During 2023, our servicing and origination businesses operated through our wholly-owned subsidiaries Newrez and Caliber Home Loans Inc. ("Caliber", and together with Newrez, the "Mortgage Company"). The integration of Caliber operations was completed in the fourth quarter of 2023 and as such all Mortgage Company operations are within Newrez as of December 31, 2023. Our residential mortgage origination business sources and originates loans through four distinct channels: Direct to Consumer, Retail, Wholesale and Correspondent. Additionally, our servicing platform complement our origination business and offer our subsidiaries and third-party clients performing and special servicing capabilities. We also operate additional real estate related businesses, including Avenue 365 Lender Services, LLC, our title company, and eStreet Appraisal Management LLC, our appraisal management company. Our real estate businesses also include Adoor LLC ("Adoor"), a wholly-owned subsidiary, which is focused on the acquisition and management of our SFR properties and Genesis, a lender for experienced developers and investors of residential real estate, which also supports our Adoor business. We also have investments in Guardian Asset Management ("Guardian"), a national provider of field services and property management services.

Rithm Capital, through its wholly-owned subsidiaries New Residential Mortgage LLC ("NRM") and Newrez, is licensed or otherwise eligible to service residential mortgage loans in all states within the United States and the District of Columbia. NRM and the Mortgage Company are also approved to service mortgage loans on behalf of investors, including Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac", and together with Fannie Mae, "Government Sponsored Enterprises" or "GSEs"), and in the case of Newrez, Government National Mortgage

Association ("Ginnie Mae"). Newrez is also eligible to perform servicing on behalf of other servicers (subservicing) and investors.

Newrez sells substantially all of the mortgage loans that it originates into the secondary market. Newrez securitizes loans into residential mortgage-backed securities ("RMBS") through the GSEs and Ginnie Mae. Loans originated outside of the GSEs, guidelines of the Federal Housing Administration ("FHA"), United States Department of Agriculture or Department of Veterans Affairs (for loans securitized with Ginnie Mae) are sold to private investors and mortgage conduits. Newrez generally retains the right to service the underlying residential mortgage loans sold and securitized by Newrez. NRM and Newrez are required to conduct aspects of their operations in accordance with applicable policies and guidelines.

We seek to protect book value and the value of our assets by actively managing and hedging our portfolio. Diversification of our overall portfolio, including our portfolio assets and operating entities, and a variety of hedging strategies help contribute to book value stability. Both our portfolio composition (inclusive of long and short duration instruments and various operating businesses) and specific hedging instruments (including Agency mortgage-backed securities ("MBS") to-be-announced forward contract positions ("TBAs"), interest rate swaps and others) are employed to mitigate book value volatility. We believe that the actions we have taken over the past number of years to diversify and grow our portfolio have allowed us to operate efficiently and perform dynamically across economic conditions.

We also seek to protect our assets and reduce the impact of prepayments on our mortgage servicing rights ("MSRs") and Excess mortgage servicing right ("Excess MSR") investments through own recapture efforts and agreements with our subservicers. Under our agreements with subservicers, Rithm Capital is generally entitled to the MSRs or a pro rata interest in the Excess MSRs on any initial or subsequent refinancing of loans relating to MSRs and Excess MSRs subserviced or serviced by PHH Mortgage Corporation ("PHH"), Mr. Cooper Group Inc. ("Mr. Cooper"), Valon Mortgage, Inc. ("Valon"), Specialized Loan Servicing LLC ("SLS") or Shellpoint Mortgage Servicing.

Rithm Capital has elected and intends to qualify to be taxed as a REIT for United States of America ("U.S.") federal income tax purposes. As such, Rithm Capital will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements. See Note 2 and Note 25 for additional information regarding Rithm Capital's taxable REIT subsidiaries ("TRSs").

Acquisition of Sculptor Capital Management, Inc.

Rithm Capital acquired Sculptor on November 17, 2023 pursuant to the Agreement and Plan of Merger (including the schedules and exhibits thereto and as amended by Amendment No. 1 to the Merger Agreement and Amendment No. 2 to the Merger Agreement) (the "Sculptor Acquisition"). The purchase price of the Sculptor Acquisition is approximately $630.3 million (see Note 3).

Agreement to Acquire Computershare Mortgage Services Inc.

On October 2, 2023, Rithm Capital entered into a definitive agreement with Computershare Limited to acquire Computershare Mortgage Services Inc. ("Computershare") and certain affiliated companies, including SLS, for a purchase price of approximately $720 million (the "Computershare Acquisition").

The Computershare Acquisition is targeted to close in the first quarter of 2024, subject to various approvals and customary closing conditions.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP'' or "U.S. GAAP"). The consolidated financial statements include the accounts of Rithm Capital and its consolidated subsidiaries. All significant intercompany transactions and balances have been eliminated. Rithm Capital consolidates those entities in which it has control over significant operating, financial and investing decisions of the entity, as well as those entities deemed to be VIEs in which Rithm Capital is determined to be the primary beneficiary. For entities over which Rithm Capital exercises significant influence, but which do not meet the requirements for consolidation, Rithm Capital uses the equity method of accounting whereby it records its share of the underlying income of such entities.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

Distributions from equity method investees are classified in the Statements of Cash Flows based on the cumulative earnings approach, where all distributions up to cumulative earnings are classified as distributions of earnings.

Reclassifications — Certain prior period amounts in Rithm Capital's Consolidated Financial Statements and respective notes have been reclassified to be consistent with the current period presentation. Such reclassifications had no impact on net income, total assets, total liabilities or stockholders' equity.

Risks and Uncertainties — In the normal course of business, Rithm Capital encounters primarily two significant types of economic risk: credit risk and market risk. Credit risk is the risk of default on Rithm Capital's investments that results from a borrower's or counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments due to changes in prepayment rates, interest rates, spreads or other market factors, including risks that impact the value of the collateral underlying Rithm Capital's investments. Taking into consideration these risks along with estimated prepayments, financings, collateral values, payment histories and other information, Rithm Capital believes that the carrying values of its investments are reasonable. Furthermore, for each of the periods presented, a significant portion of Rithm Capital's assets are dependent on its servicers' and subservicers' ability to perform their obligations servicing the residential mortgage loans underlying Rithm Capital's Excess MSRs, MSRs, MSR financing receivables, servicer advance investments, Non-Agency RMBS and loans. If a servicer is terminated, Rithm Capital's right to receive its portion of the cash flows related to interests in servicing related assets may also be terminated.

The mortgage and financial sectors operate in a challenging and uncertain economic environment. Financial and real estate companies continue to be affected by, among other things, market volatility, interest rates and inflationary pressures. There is no assurance that such conditions will not result in an overall decline in the fair value of many assets, including those in which the Company invests, and potential impairment of the carrying value of goodwill or other intangible assets. The ultimate duration and impact of the current economic environment remain uncertain.

Rithm Capital is subject to significant tax risks. If Rithm Capital were to fail to qualify as a REIT in any taxable year, Rithm Capital would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), which could be material. Unless entitled to relief under certain statutory provisions, Rithm Capital would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency — The functional currency of substantially all of the Company's consolidated subsidiaries is the U.S. dollar, as their operations are considered extensions of the U.S. parent's operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the closing rates of exchange on the balance sheet date. Nonmonetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the historical exchange rate. As a result, no transaction gains or losses are recognized for nonmonetary assets and liabilities. The profit or loss arising from foreign currency transactions are remeasured using the rate in effect on the date of any relevant transaction. Gains and losses on transactions denominated in foreign currencies due to changes in exchange rates are recorded within general and administrative on the Consolidated Statements of Operations. Unrealized gains and losses due to changes in exchange rates related to investments denominated in a currency other than an entity's functional currency are reported as cumulative translation adjustment in the Consolidated Statements of Comprehensive Income.

The Company has a subsidiary acquired as part of the Sculptor Acquisition whose functional currency is the Euro, and the financial statements of such entity are translated into U.S. dollars using the exchange rates prevailing at the end of each reporting period, and the statement of operations of the entity is translated using the rate in effect on the date of any relevant transaction. Gains and losses arising from the translation of monetary assets and liabilities are recorded as a currency translation adjustment in the Consolidated Statements of Comprehensive Income and are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets.

Business Combinations and Assets Acquisitions — When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in

(dollars in tables in thousands, except share data)

a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under ASC 805, *Business Combinations*, using the acquisition method which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. In a business combination, the initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill is calculated as the excess of the consideration transferred over the net assets acquired that meet the criteria for separate recognition and represents the estimated future economic benefits arising from these and other assets acquired that could not be individually identified or do not qualify for recognition as a separate asset. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

Common control transactions include a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. Common control transactions have characteristics that are similar to a business combination but do not meet the requirements to be accounted for as a business combination. The accounting and reporting for a transaction between entities under common control is addressed in the ASC 805-50, *Transactions Between Entities Under Common Control*, which requires that the receiving entity recognize the net assets received at their historical carrying amounts.

Investment Consolidation and Transfers of Financial Assets — For each investment made, the Company evaluates the underlying entity that issued the securities acquired or to which the Company makes a loan to determine the appropriate accounting. A similar analysis is performed for each entity with which the Company enters into an agreement for management, servicing or related services. In performing the analysis, the Company refers to guidance in ASC 810-10, *Consolidation*. In situations where the Company is the transferor of financial assets, the Company refers to the guidance in ASC 860-10, *Transfers and Servicing*. In VIEs, an entity is subject to consolidation under ASC 810-10 if the equity investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities or are not exposed to the entity's losses or entitled to its residual returns. VIEs within the scope of ASC 810-10 are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This determination can sometimes involve complex and subjective analyses. Further, ASC 810-10 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. In accordance with ASC 810-10, all transferees, including variable interest entities, must be evaluated for consolidation. If the Company determines that consolidation is not required, it will then assess whether the transfer of the underlying assets would qualify as a sale, should be accounted for as secured financings under GAAP, or should be accounted for as an equity method investment, depending on the circumstances.

In circumstances where an entity does not have the characteristics of a VIE, it would be considered a voting interest entity ("VOE"). The Company would consolidate a VOE where the Company has a majority equity interest and has control over significant operating, financial and investing decisions of the entity.

A Special Purpose Entity ("SPE") is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or resecuritizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to an SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the assets in the SPE and, depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement.

The Company may periodically enter into transactions in which it transfers assets to a third party. Upon a transfer of financial assets, the Company will sometimes retain or acquire subordinated interests in the related assets. Pursuant to ASC 860-10, a determination must be made as to whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor's continuing involvement in the transferred financial asset, including all

(dollars in tables in thousands, except share data)

arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. The financial components approach under ASC 860-10 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under ASC 860-10, after a transfer of financial assets that meets the criteria for treatment as a sale-legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint and transferred control - an entity recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, derecognizes financial assets it has sold and derecognizes liabilities when extinguished. The transferor would then determine the gain or loss on sale of financial assets by allocating the carrying value of the underlying mortgage between securities or loans sold and the interests retained based on their fair values. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the securities or loans sold. When a transfer of financial assets does not qualify for sale accounting, ASC 860-10 requires the transfer to be accounted for as a secured borrowing with a pledge of collateral.

From time to time, the Company may securitize mortgage loans it holds if such financing is available. Depending upon the structure of the securitization transaction, these transactions will be recorded in accordance with ASC 860-10 and will be accounted for as either a sale and the loans will be removed from the Consolidated Balance Sheets, or as a financing and the loans will remain on the Consolidated Balance Sheets. ASC 860-10 is a standard that may require the Company to exercise significant judgment in determining whether a transaction should be recorded as a sale or a financing.

For certain consolidated VIEs, Rithm Capital has elected to account for the assets and liabilities of these entities as collateralized financing entities ("CFE"). A CFE is a VIE that holds financial assets and issues beneficial interests in those assets, and these beneficial interests have contractual recourse only to the related assets of the CFE. Accounting guidance under GAAP for CFEs allows companies to elect to measure both the financial assets and financial liabilities of a CFE using the more observable of the fair value of the financial assets or fair value of the financial liabilities. The net equity in an entity accounted for under the CFE election effectively represents the fair value of the beneficial interests Rithm Capital owns in the entity.

Excess MSRs — Excess MSRs refer to the excess servicing spread related to MSRs, whose underlying collateral is securitized in a trust. Upon acquisition, Rithm Capital has elected to record each of such investments at fair value. Rithm Capital elected to record its investments at fair value in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on Excess MSRs. Under this election, Rithm Capital records a valuation adjustment on its Excess MSRs on a quarterly basis to recognize the changes in fair value in net income. Excess MSRs are aggregated into pools as applicable; each pool of Excess MSRs is accounted for in the aggregate. Interest income for Excess MSRs is accreted into earnings on an effective yield or "interest" method, based upon the expected excess mortgage servicing amount through the expected life of the underlying mortgages. Changes to expected cash flows result in a cumulative retrospective adjustment, which will be recorded in the period in which the change in expected cash flows occurs. Under the retrospective method, the interest income recognized for a reporting period is measured as the difference between the amortized cost basis at the end of the period and the amortized cost basis at the beginning of the period, plus any cash received during the period. The amortized cost basis is calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flows to the initial investment. In addition, Rithm Capital's policy is to recognize interest income only on its Excess MSRs in existing eligible underlying mortgages. The difference between the fair value of Excess MSRs and their amortized cost basis is recorded as change in realized and unrealized gains (losses), net on the Consolidated Statements of Operations. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the Excess MSRs, and therefore may differ from their effective yields. Excess MSRs is grouped and presented as part of other assets on the Consolidated Balance Sheets.

MSRs and MSR Financing Receivables — MSRs represent the contractual right to service residential mortgage loans. The Company recognizes MSRs created through the sale of loans it originates. Under the accounting guidance for transfers and servicing, the Company initially measures a mortgage servicing asset that qualifies for separate recognition at fair value on the date of transfer. Rithm Capital elected to record its investments at fair value in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on MSRs. Under this election, Rithm Capital records a valuation adjustment on its MSRs on a quarterly basis to recognize the changes in fair value in net income. MSRs are aggregated into pools as applicable; each pool of MSRs is accounted for in the aggregate. Income from MSRs is recorded in Servicing Revenue, Net and comprises (i) income from the MSRs, plus or minus (ii) the mark-to-market on the

MSRs including change in fair value due to realization of cash flows. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the MSRs.

In certain cases, Rithm Capital has legally purchased MSRs or the right to the economic interest in MSRs; however, Rithm Capital has determined that the purchase agreement would not be treated as a sale under GAAP. Therefore, rather than recording an investment in MSRs, Rithm Capital records an investment in MSR financing receivables. Income from this investment (net of subservicing fees) is recorded as interest income and is grouped and presented as part of servicing revenue, net in the Consolidated Statements of Operations. Additionally, Rithm Capital has elected to measure MSR financing receivables at fair value, with changes in fair value flowing through servicing revenue, net in the Consolidated Statements of Operations.

Servicer Advance Investments — Rithm Capital accounts for its servicer advance investments similarly to its Excess MSRs. Interest income for servicer advance investments is accreted into earnings on an effective yield or "interest" method, based upon the expected aggregate cash flows of the servicer advance investments, including the basic fee component of the related MSR (but excluding any Excess MSR component) through the expected life of the underlying mortgages, net of a portion of the basic fee component of the MSR that Rithm Capital remits to the servicer as compensation for the servicer's servicing activities.

Changes to expected cash flows result in a cumulative retrospective adjustment, which is recorded in the period in which the change in expected cash flows occurs. Under the retrospective method, the interest income recognized for a reporting period is measured as the difference between the amortized cost basis at the end of the period and the amortized cost basis at the beginning of the period, plus any cash received during the period. The amortized cost basis is calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates past actual and current estimated future cash flows to the initial investment. For periods in which cash flows are impacted by an independent factor where there is a change in effective interest rate during the period, the new yield is calculated retrospectively back to the change in effective interest rate during that period.

The difference between the fair value of servicer advance investments and their amortized cost basis is recorded as change in realized and unrealized gains (losses), net on the Consolidated Statements of Operations. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the servicer advance investments, and therefore may differ from their effective yields. Servicer advance investments is grouped and presented as part of other assets on the Consolidated Balance Sheets.

Real Estate and Other Securities — Agency RMBS and Non-Agency residential and other securities are classified as either available-for-sale or accounted for under the fair value option. The Company determines the appropriate classification of its securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. If classified as available-for-sale, investments are carried at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income. If classified under the fair value option, changes in fair value are recorded in the Consolidated Statements of Operations as a component of realized and unrealized gains (losses), net.

Fair value is determined under the guidance of ASC 820, *Fair Value Measurements and Disclosures*. Management's judgment is used to arrive at the fair value of the Company's real estate and other securities, taking into account prices obtained from third-party pricing providers and other applicable market data. The third-party pricing providers use pricing models that generally incorporate such factors as coupons, primary and secondary mortgage rates, rate reset periods, issuer, prepayment speeds, credit enhancements and expected life of the security. The Company's application of ASC 820 guidance is discussed in further detail in Note 20.

Investment securities transactions are recorded on the trade date. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investment and is included in net income.

There are several different accounting models that may be applicable for purposes of the recognition of interest income on securities depending on whether the security is designated as available-for-sale or fair value option.

The following accounting models apply to securities classified as available-for-sale:

(i) Securities of high credit quality rated 'AA' or higher that, at the time of purchase, the Company expects to collect all contractual cash flows and the security cannot be contractually prepaid in such a way that the Company would not recover substantially all of its recorded investment.

(ii) Non-Agency securities which are not of high credit quality at the time of purchase or that can be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment.

For securities of high credit quality accounted for under (i) above, the Company recognizes interest income by applying the permitted "interest method," whereby purchase premiums and discounts are amortized and accreted, respectively, as an adjustment to contractual interest income accrued at each security's stated coupon rate. The interest method is applied at the individual security level based upon each security's effective interest rate. The Company calculates each security's effective interest rate at the time of purchase by solving for the discount rate that equates the present value of that security's remaining contractual cash flows (assuming no principal prepayments) to its purchase price. Because each security's effective interest rate does not reflect an estimate of future prepayments, the Company refers to this manner of applying the interest method as the "contractual effective interest method." When applying the contractual effective interest method to its investments in securities, as principal prepayments occur, a proportional amount of the unamortized premium or discount is recognized in interest income such that the contractual effective interest rate on the remaining security balance is unaffected.

For Non-Agency securities accounted for under (ii) above, the Company recognizes interest income by applying the required prospective level-yield methodology. Interest income under this methodology is impacted by management judgments around both the amount and timing of credit losses (defaults) and prepayments. Consequently, interest income on these Non-Agency securities is recognized based on the timing and amount of cash flows expected to be collected, as opposed to being based on contractual cash flows. These securities are generally purchased at a discount to the principal amount. At the original acquisition date, the Company estimates the timing and amount of cash flows expected to be collected and calculates the present value of those amounts to the Company's purchase price. In each subsequent balance sheet date, the Company revises its estimates of the remaining timing and amount of cash flows expected to be collected. If there is a positive change in the amount and timing of future cash flows expected to be collected from the previous estimate, the effective interest rate in future accounting periods may increase resulting in an increase in the reported amount of interest income in future periods. A positive change in the amount and timing of future cash flows expected to be collected is considered to have occurred when the net present value of future cash flows expected to be collected has increased from the previous estimate. This can occur from a change in either the timing of when cash flows are expected to be collected (i.e., from changes in prepayment speeds or the timing of estimated defaults) or in the amount of cash flows expected to be collected (i.e., from reductions in estimates of future defaults). If there is a negative or adverse change in the amount and timing of future cash flows expected to be collected from the previous estimate and the security's fair value is below its amortized cost, an impairment loss equal to the adverse change in cash flows expected to be collected, discounted using the security's effective rate before impairment, is required to be recorded in current period earnings. Additionally, while the effective interest rate used to accrete interest income after an impairment has been recognized will generally be the same, the amount of interest income recorded in future periods will decline because of the reduced balance of the amortized cost basis of the investment to which such effective interest rate is applied.

The following accounting models apply to securities accounted for under the fair value option:

(iii) securities of high credit quality rated 'AA' or higher that, at the time of purchase, the Company expects to collect all contractual cash flows and the security cannot be contractually prepaid in such a way that the Company would not recover substantially all of its recorded investment.

(iv) Non-Agency securities which are not of high credit quality at the time of purchase or that can be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment.

Interest income on securities accounted for in (iii) above is recognized based on the stated coupon rate and the outstanding principal amount. The original purchase premium or discount is not amortized or accreted as part of interest income but rather reflected as part of the security's fair value.

Interest income on Non-Agency securities accounted for in (iv) above is recognized in accordance with the model described in (ii) above.

The Company evaluates its securities classified as available-for-sale on a quarterly basis to assess whether a decline in the fair value below the amortized cost basis should be recognized in net income or other comprehensive income. The presence of an impairment is based upon a fair value decline below a security's amortized cost basis and a corresponding adverse change in expected cash flows due to credit related factors as well as non-credit factors, such as changes in interest rates and market spreads. A security is considered to be impaired if the Company (i) intends to sell the security, (ii) will more likely than not be required to sell the security before recovering its cost basis or (iii) does not expect to recover the security's entire amortized cost basis, even if the Company does not intend to sell the security, or the Company believes it is more likely than not that it will be required to sell the security before recovering its cost basis. Under these scenarios, the full amount of impairment is recognized currently in net income and the cost basis of the security is adjusted. However, if the Company does not intend to sell the impaired security and it is more likely than not that it will not be required to sell before recovery, the impairment is separated into (i) the estimated amount relating to credit loss, or the credit component, and (ii) the amount relating to all other factors, or the non-credit component. Credit related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to net income, with the remainder of the loss recognized in accumulated other comprehensive income (loss). The allowance for credit loss as well as adjustment to net income can be reversed for subsequent changes in the estimate of expected credit loss. Impairment has been classified within other income (loss) in the Consolidated Statements of Operations.

Residential Mortgage Loans and Consumer Loans — The Company's loan portfolio primarily consists of residential mortgage loans and consumer loans. The Company's loans are classified as (i) held-for-investment at fair value, (ii) held-for-sale at fair value or (iii) held-for-sale at lower of cost or fair value. Loans are also eligible to be accounted for under the fair value option which are recorded on the Consolidated Balance Sheets at fair value and the periodic changes in fair value are recorded as a component of gain on originated residential mortgage loans, held-for-sale, net and realized and unrealized gains (losses), net in the Consolidated Statements of Operations. When the Company has the intent and ability to hold loans for the foreseeable future or to maturity/payoff, such loans are classified as held-for-investment. When the Company has the intent to sell loans, such loans are classified as held-for-sale.

For originated residential mortgage loans measured at fair value, Rithm Capital reports the change in the fair value within gain on originated residential mortgage loans, held-for-sale, net in the Consolidated Statements of Operations. Fair value is generally determined using a market approach by utilizing either (i) the fair value of securities backed by similar residential mortgage loans, adjusted for certain factors to approximate the fair value of a whole residential mortgage loan, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics.

For acquired residential mortgage loans measured at fair value, Rithm Capital reports the change in fair value within realized and unrealized gains (losses), net in the Consolidated Statements of Operations. Fair value is generally determined by discounting the expected future cash flows using inputs such as default rates, prepayment speeds and discount rates.

For loans measured at the lower of cost or fair value, the Company accounts for any excess of cost over fair value as a valuation allowance and includes changes in the valuation allowance in other income (loss) in the Consolidated Statements of Operations in the period in which the change occurs. Purchase price discounts or premiums are deferred in a contra loan account until the related loan is sold. The deferred discounts or premiums are an adjustment to the basis of the loan and are included in the quarterly determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale.

Interest income on mortgage loans is accrued based on the unpaid principal balance ("UPB") and the contractual interest rate. Interest earned on mortgage loans are reported in interest income in the Consolidated Statements of Operations. If it's probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement, or if the loan becomes 90 days delinquent, the Company will reverse all prior accrued and unpaid interest on such mortgage loan. The Company will return loans to accrual status only when we reinstate the loan and there is no significant uncertainty as to collectability.

Rithm Capital elected to apply the fair value option for all consumer loans. The fair value option provides an election which allows a company to irrevocably elect fair value for certain financial assets and liabilities on an instrument-by-instrument basis.

The Company elected the fair value option for these loans to better align reported results with the underlying economic changes in value of the loans on the Company's Consolidated Balance Sheets. Gains (losses) from the change in fair value of consumer loans are recognized in realized and unrealized gains (losses), net in the Consolidated Statements of Operations. Interest income is recognized over the life of the loan using the effective interest method and is recorded on the accrual basis.

The Company's residential mortgage loans and consumer loans are carried at fair value or the lower of cost or fair value. As a result, these loans are not subject to an allowance for credit losses under the current expected credit loss ("CECL") impairment model.

A loan is determined to be past due when a monthly payment is due and unpaid for 30 days or more. Loans, other than purchase credit deteriorated loans, are placed on non-accrual status and considered non-performing when full payment of principal and interest is in doubt, which generally occurs when principal or interest is 90 days or more past due unless the loan is both well secured and in the process of collection. Loans held-for-sale are subject to the non-accrual policy. A loan may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loan. Rithm Capital's ability to recognize interest income on non-accrual loans as cash interest payments are received rather than as a reduction of the carrying value of the loans is based on the recorded loan balance being deemed fully collectible.

Single-Family Rental (SFR) Properties, Net — Purchases of SFR properties are accounted for as asset acquisitions and recorded at their purchase price, which is allocated between land, building and improvements and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, title fees, payments made to cure tax, utility and homeowners' association ("HOA") fees, as well as other closing costs.

SFR properties are classified as held-for-investment and are carried at cost less accumulated depreciation expense and impairment. From time to time, the Company may identify SFR properties to be sold. If the Company identifies a property to be sold, depreciation on the property is ceased, the property is measured at the lower of its carrying amount or its fair value less estimated costs to sell and is presented separately from SFR properties classified as held-for-investment.

Costs to acquire, renovate and prepare SFR properties to be leased are capitalized as a component of each residential real estate property using specific identification and relative allocation methodologies, including renovation costs and other costs associated with activities that are directly related to preparing the properties for use as rental real estate. Other costs include interest costs, property taxes, property insurance, utilities and HOA fees. The capitalization period associated with renovation activities begins at the time that such activities commence and conclude at the time that an SFR property is available to be leased. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred, while expenditures that improve or extend the life of a property, such as certain furniture and fixtures additions, are capitalized. The determination of which costs to capitalize requires judgment and can involve many factors with no one factor necessarily determinative. Expenditures for repairs and maintenance recognized immediately are included in general and administrative expenses in the Company's Consolidated Statements of Operations.

Except for land, costs capitalized in connection with SFR property acquisitions are depreciated over their estimated useful lives on a straight-line basis generally over 40 years. The depreciation period commences once renovations are complete and the property is ready for its intended use. For those costs capitalized in connection with renovation activities and those capitalized on an ongoing basis, the average useful life is approximately 15 years.

SFR properties are continuously monitored to assess whether there have been any events or changes in circumstances indicating that the carrying amount may be impaired and not recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates and occupancy percentages, as well as significant changes in the economy. To the extent an event or change in circumstance is identified, an SFR property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount is adjusted to its estimated fair value. Impairment charges are included in other income (loss) in the Company's Consolidated Statements of Operations.

Under ASC 842, *Leases*, an allowance for doubtful accounts for estimated losses is not permitted. Rather, when collectability is not deemed probable, the Company writes-off the tenant's receivables and limits lease income to cash received.

Revenues associated with SFR properties consist of rents collected under lease agreements, net of any concessions and bad debt (including write-offs, credit reserves and uncollectible amounts) and other income, including tenant reimbursements for utilities and other charge-backs such as late fees and non-refundable deposits. Leases typically have a term of one to two years. Rental revenues are included in other revenues in the Company's Consolidated Statements of operations.

In the fourth quarter of 2023, we entered into a strategic partnership with Darwin Homes, Inc. to establish a new property management platform, Adoor Property Management LLC ("APM"). Our SFR properties are managed through an external property manager and APM.

Property and Maintenance Revenue— Rithm Capital, through its wholly-owned subsidiary, Guardian, collects revenue from property management, inspections and repair services. These revenues are included in other revenues in the Company's Consolidated Statements of operations. Revenues recognized are from fixed-price work orders created for services defined within contracts with the customer. In accordance with ASC 606, the Company recognizes revenue upon completion of the services as detailed in each work order.

Mortgage Loans Receivable — Rithm Capital, through its wholly-owned subsidiary Genesis, originates and manages a portfolio of primarily short-term mortgage loans to fund the construction and development of, or investment in, residential properties.

Rithm Capital elected to apply the fair value option for all mortgage loans receivable. The fair value option provides an election which allows a company to irrevocably elect fair value for certain financial asset and liabilities on an instrument-by-instrument basis. The Company elected the fair value option for these loans to better align reported results with the underlying economic changes in value of the loans on the Company's Consolidated Balance Sheets. Furthermore, as a result of the election to apply the fair value option, these loans are not subject to an allowance for credit losses under the CECL impairment model. Rithm Capital reports the change in the fair value within realized and unrealized gains (losses), net in the Consolidated Statements of Operations. Fair value approximates carrying value due to the short duration of the mortgage loans receivable.

Mortgage loans receivable are presented net of construction holdbacks and interest reserves on the Consolidated Balance Sheets. The construction holdback represents amounts withheld from the funding of construction loans and released as the project progresses. The interest reserve represents amounts withheld from the funding of certain mortgage loans in order to satisfy monthly interest payments for all or part of the term of the related loan. Accrued interest is paid out of the interest reserve and recognized as interest income on a monthly basis.

Mortgage loans receivable can be placed in contractual default status for (i) an interest payment is more than 30 days past due or sooner, if collection is considered doubtful, (ii) a loan matures and the borrower fails to make payment of all amounts owed or extend the loan or (iii) the collateral becomes impaired in such a way that the ultimate collection of the loan receivable is doubtful. The accrual of interest income is suspended when a loan is in contractual default unless the interest is paid in cash or collectability of all amounts due is reasonably assured. In addition, in certain instances, where the interest reserve on a current loan has been fully depleted and the interest payment is not expected to be collected from the borrower, the Company may place a current loan on non-accrual status and recognize interest income on a cash basis. Interest previously accrued may be reversed at that time, and such reversal is offset against interest income. The accrual of interest income resumes only when the suspended loan becomes contractually current or a credit analysis supports the ability to collect in accordance with the terms of the loan.

In addition to interest income, the Company generates loan fee income, including loan origination fees, loan renewal fees and inspection fees. The majority of fee income is composed of loan origination fees, or "points," with interest rates based on the total commitment at origination. In addition to origination fees, the Company earns loan extension fees when maturing loans are renewed or extended and amendment fees when loan terms are modified, such as increases in interest reserves and construction holdbacks. Loans are generally only renewed or extended if the loan is not in default and satisfies the Company's underwriting criteria. Loan fee income is recognized as interest income at origination or amendment given the Company's election of the fair value option.

Both interest and loan fee income earned on mortgage loans is reported in interest income in the Consolidated Statements of Operations.

Residential Mortgage Loan Repurchases — The Mortgage Company, as approved issuer of Ginnie Mae MBS, originate and securitize government-insured residential mortgage loans. As issuer of Ginnie Mae-guaranteed securitizations, the Mortgage Company has the unilateral right to repurchase loans from the securitizations when they are delinquent for more than 90 days. Loans in forbearance that are three or more consecutive payments delinquent are included as delinquent loans permitted to be repurchased. Under GAAP, the Mortgage Company is required to recognize the right to loans on its balance sheet and establish a corresponding liability upon the triggering of the repurchase right regardless of whether the Mortgage Company intends to repurchase the loans. Upon recognizing loans eligible for repurchase, the Company does not change the accounting for MSRs related to previously sold loans. Upon reacquisition of a loan the MSR is written off.

Cash, Cash Equivalents and Restricted Cash — Rithm Capital considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits.

Servicer Advances Receivable — Represents servicer advances due to Rithm Capital's servicer subsidiaries, NRM and Newrez (Note 6). The servicer advances receivable purchased in conjunction with MSRs are recorded with purchase discounts. Subsequent advances are recorded at cost, subject to impairment. Any related purchase discounts are accreted into Servicing Revenue, Net on a straight-line basis over the estimated weighted average life of the advances.

Goodwill and Intangible Assets — Rithm Capital qualitatively assesses its goodwill assigned to each of its reporting units during the fourth quarter of each year. This qualitative assessment evaluates various events and circumstances, such as macro-economic conditions, industry and market conditions, cost factors, relevant events and financial trends, that may impact a reporting unit's fair value. Using this qualitative assessment, the Company determines whether it is more likely than not the reporting unit's fair value exceeds its carrying value. If it is determined that it is not more likely than not the reporting unit's fair value exceeds the carrying value, or upon consideration of other factors, including recent acquisition, restructuring or divestiture activity, the Company performs a quantitative, "step one," goodwill impairment analysis. In addition, the Company may test goodwill in between annual test dates if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying value. Rithm Capital did not recognize any impairment for the year ended December 31, 2023.

As a result of various acquisitions (see Note 3), Rithm Capital identified intangible assets in the form of management contracts, customer relationships, purchased technology, and trademarks / trade names. Rithm Capital recorded the intangible assets at fair value at the acquisition date and amortizes the value of finite-lived intangibles into expense over the expected useful life. Amortization of acquired intangible assets is included in general and administrative expenses in Rithm Capital's Consolidated Statements of Operations. If impairment events occur, they could accelerate the timing of acquired intangible asset charges. Licenses and certain trade names acquired are deemed to have an indefinite useful life and are evaluated for impairment annually during the fourth quarter and in interim periods if indicators of impairment exist. Rithm Capital did not recognize any impairment for the year ended December 31, 2023.

Leases — Rithm Capital determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The majority of Rithm Capital's lease agreements do not provide an implicit rate. As a result, Rithm Capital used an incremental borrowing rate based on the information available as of the lease commencement dates, or as of the acquisition date, if applicable, in determining the present value of lease payments. The operating lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that Rithm Capital will exercise that option. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term.

Subrental income is recognized on a straight-line basis over the lease term and is included within other revenues in the consolidated statements of operations. Where the Company has entered into a sublease arrangement, the Company will evaluate the lease arrangement for impairment. To the extent an impairment of the right-of-use lease asset is recognized, the Company will recognize lease impairment and subsequently amortize the remaining lease asset on a straight-line basis over the remaining lease term within general and administrative expenses in the Consolidated Statements of Operations.

Rithm Capital has certain lease agreements with non-lease components such as maintenance and executory costs, which are accounted for separately and not included in ROU assets.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of an asset may not be recoverable. Modification of a lease term would result in re-measurement of the lease liability and a corresponding adjustment to the ROU asset.

Income Taxes — Rithm Capital operates so as to qualify as a REIT under the requirements of the Internal Revenue Code of 1986, as amended. Requirements for qualification as a REIT include various restrictions on ownership of Rithm Capital's stock, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders (subject to certain adjustments). Distributions may extend until timely filing of Rithm Capital's tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Certain activities of Rithm Capital are conducted through TRSs and therefore are subject to federal and state income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases upon the change in tax status. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Rithm Capital recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in the Consolidated Statements of Operations.

Secured Financing Agreements and Secured Notes and Bonds Payable — The Company finances the acquisition of certain assets within its investment portfolio using secured financing agreements, including repurchase agreements and warehouse credit facilities. Repurchase agreements and warehouse credit facilities are treated as collateralized financing transactions and carried at their contractual amounts, including accrued interest, as specified in the respective agreements. The carrying amount of the Company's secured financing agreements and warehouse credit facilities approximates fair value. The Company pledges certain securities, loans or other assets as collateral under secured financing agreements and warehouse credit facilities with financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amounts available to be borrowed under repurchase agreements and warehouse credit facilities are dependent upon the fair value of the securities, or loans pledged as collateral, which can fluctuate with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. The Company also finances the acquisition of certain assets within its investment portfolio using secured term notes and securitizations.

Derivative Financial Instruments — The Company enters into derivative contracts, including interest rate swaps, swaptions, futures, interest rate caps and TBA securities to manage its interest rate risk and, from time to time, enhance investment returns. The Company's derivatives are recorded as either assets or liabilities in the Consolidated Balance Sheets and measured at fair value. The Company's derivative financial instrument contracts are not designated as hedges for U.S. GAAP; accordingly, all changes in fair value are recognized in earnings. The Company estimates the fair value of its derivative instruments as described in Note 20 of these consolidated financial statements.

The Company may also utilize forward contracts for the purchase or sale of TBA Agency MBS. The Company accounts for TBA Agency MBS as derivative instruments if it is reasonably possible that it will not take or make physical delivery of the

Agency MBS upon settlement of the contract. The Company accounts for TBA dollar roll transactions as a series of derivative transactions. The Company may also purchase and sell TBA Agency MBS as a means of investing in and financing Agency MBS (thereby increasing "at risk" leverage) or as a means of disposing of or reducing its exposure to Agency MBS (thereby reducing "at risk" leverage). The Company agrees to purchase or sell, for future delivery, Agency MBS with certain principal and interest terms and certain types of collateral, but the particular Agency Securities to be delivered are not identified until shortly before the TBA settlement date. The Company may also choose, prior to settlement, to move the settlement of these securities out to a later date by entering into an offsetting short or long position (referred to as a "pair off"), net settling the paired off positions for cash, and simultaneously purchasing or selling a similar TBA Agency MBS for a later settlement date. This transaction is commonly referred to as a "dollar roll." When it is reasonably possible that the Company will pair off a TBA Agency MBS, it accounts for that contract as a derivative.

Equity-Based Compensation — The Company grants equity-based compensation awards to certain employees and all directors in the form of restricted shares of common stock. The Company accounts for equity-based awards under ASC 718, *Compensation — Stock Compensation*, which requires the Company to expense the cost of services received in exchange for equity-based awards based on the grant-date fair value of the awards. This expense is recognized as provided in the applicable award agreement (see Note 22). The fair value of the Company's restricted stock awards ("RSA") and time-based and performance-based restricted stock unit awards ("RSU" and "PSU" awards, respectively) are typically equivalent to the closing stock price on the grant date. The unrecognized compensation cost relating to such awards is recognized as an expense over the awards' remaining vesting periods. The fair value of the Company's LTIP Profit Units (as defined below) is initially determined at the date of grant and is remeasured at each reporting period until settlement. Equity-based compensation expense is included in compensation and benefits expense on the Company's Consolidated Statements of Operations. The Company has elected to account for forfeitures when they occur.

Residential Mortgage Origination Reserves — The Mortgage Company originates conventional, government-insured and nonconforming residential mortgage loans for sale and securitization. In connection with the transfer of loans to the GSEs or mortgage investors, the Mortgage Company provides representations and warranties regarding certain attributes of the loans and, subsequent to the sale, if it is determined that a sold loan is in breach of these representations and warranties, the Mortgage Company generally has an obligation to cure the breach. If the Mortgage Company is unable to cure the breach, the purchaser may require the Mortgage Company to repurchase the loan. Rithm Capital records a reserve for sales recourse at the time of sale to cover all potential recourse obligations based on the outstanding balance of residential mortgage loans subject to recourse as well as historical and estimated future loss rates. Rithm Capital evaluates the ongoing adequacy of the reserve based on actual experience and changing circumstances, making adjustments to the reserve as deemed necessary.

Offering Costs — The Company has incurred offering costs in connection with common stock offerings, registration statements, preferred stock offerings and exchanges. Where applicable, the offering costs were paid out of the proceeds of the respective offerings. Offering costs in connection with common stock offerings and costs in connection with registration statements have been accounted for as a reduction of additional paid-in capital. Offering costs in connection with preferred stock offerings have been accounted for as a reduction of their respective gross proceeds. Exchange costs in connection with the Company's preferred stock exchanges have been accounted for as a reduction to the Company's retained earnings.

Earnings (Loss) Per Share — In accordance with the provisions of ASC 260, *Earnings Per Share*, Rithm Capital calculates basic income (loss) per share by dividing net income (loss) available to common stockholders for the period by weighted average shares of the Company's common stock outstanding for that period. Diluted income per share takes into account the effect of dilutive instruments, such as stock options and warrants but uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding. In periods in which the Company records a net loss, potentially dilutive securities are excluded from the diluted loss per share calculation, as their effect on loss per share is anti-dilutive.

Comprehensive Income — Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Rithm Capital's purposes, comprehensive income represents net income, as presented in the Consolidated Statements of Operations, adjusted for unrealized gains or losses on certain securities classified as available for sale and a cumulative translation adjustment.

Asset Management Revenue Recognition — Management fees are generally calculated and paid to Sculptor on a quarterly basis in advance, based on the amount of assets under management ("AUM") at the beginning of the quarter. Management fees

(dollars in tables in thousands, except share data)

are prorated for capital inflows and redemptions during the quarter. Management fees are recognized over the period during which the related services are performed. Certain of Sculptor's management fees are paid on a quarterly basis in arrears.

Sculptor considers management fees to be a form of variable consideration, as the amount earned each quarter may depend on various contingencies, such as the value of AUM, capital inflows and outflows during the period, or changes in committed or invested capital. Management fees, however, are generally recognized at the end of each reporting period and are not subject to clawback and, therefore, the value of the management fees Sculptor is entitled to receive at the end of each quarter is generally no longer subject to the constraint.

A portion of the management fees Sculptor earns from its collateralized loan obligations ("CLOs") is subordinated to other obligations of the CLOs, including principal and interest on the notes issued by the CLOs. When certain overcollateralization tests are triggered, cash flows received on the underlying collateral in the CLOs that would have otherwise been distributed as subordinated management fees to Sculptor are redirected to pay principal and interest on the more senior obligations of the CLOs. In the event a CLO fails to satisfy one or more overcollateralization tests, Sculptor will stop recognizing management fees for the CLO until if and when the collateral tests are remedied and all fees are paid.

The Company, through Sculptor, earns incentive income based on the cumulative performance of the funds over a commitment period. Sculptor recognizes incentive income when it is probable that such income will not significantly reverse. Incentive income is considered variable consideration, the recognition of which is subject to the constraints. Incentive income is no longer constrained when it is probable that a significant reversal will not occur. Determining the amount of incentive income to record is subject to qualitative and quantitative factors including, where a fund is in its life-cycle, whether Sculptor has received or is entitled to receive incentive income distributions and potential sales of fund investments. Sculptor continuously evaluates whether there are additional considerations that could potentially impact the recognition of incentive income. To the extent that distributions have been received, but for which the recognition of incentive income is not appropriate, Sculptor will recognize a liability for unearned incentive income.

The commitment period for certain of Sculptor's AUM is for a period of one year on a calendar-year basis with incentive income recognized annually on December 31. Sculptor may also recognize incentive income related to fund investor redemptions at other times during the year, and on AUM subject to commitment periods that are longer than one year where the commitment period expires during the year. Sculptor may also recognize incentive income for tax distributions that Sculptor is entitled to that cover estimated tax obligations of Sculptor related to the management of certain funds, as such distributions are not subject to clawback once distributed to Sculptor.

Incentive income is generally based on the investment performance of its funds. Incentive income is generally equal to 20% of the profits, net of management fees, attributable to each fund investor. Incentive income may be subject to hurdle rates, where Sculptor is not entitled to incentive income until the investment performance exceed an agreed upon benchmark with a preferential "catch-up" allocation once the rate has been exceed, or a perpetual "high-water mark", where any losses generated in a fund must be recouped before taking incentive income.

See Note 26 for additional information.

Recent Accounting Pronouncements — In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The standard was issued to ease the accounting effects of reform to the London Interbank Offered Rate ("LIBOR") and other reference rates. The standard provides optional expedients and exceptions for applying GAAP to debt, derivatives and other contracts affected by reference rate reform. The standard was effective for all entities as of March 12, 2020 through December 31, 2022 and was able to be elected over time as reference rate reform activities occur. Additionally, in December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. The standard defers the expiration date of ASC 848 from December 31, 2022 to December 31, 2024. ASU 2022-06 became effective upon issuance. As of June 30, 2023, the Company has transitioned from LIBOR to an alternative benchmark. The Company's financing arrangements have provisions in place that provide for an alternative to LIBOR. In addition, the Company has amended terms of certain financing arrangements, where necessary, to transition or direct the transition to an alternative benchmark. The Company does not currently intend to amend the 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the "Series A"), the 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the "Series B") or

(dollars in tables in thousands, except share data)

the 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the “Series C”) to change the existing USD-LIBOR cessation fallback language.

In March 2022, the FASB issued ASU 2022-01, *Derivative and Hedging (Topic 815): Fair Value Hedging–Portfolio Layer Method*. The standard clarifies the accounting and promotes consistency in reporting for hedges where the portfolio layer method is applied. The new standard is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company’s adoption of the new standard did not have a material effect on its Consolidated Financial Statements.

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The standard clarifies that a contractual restriction on the sale of an equity security is not considered in measuring the security’s fair value. The standard also requires certain disclosures for equity securities that are subject to contractual restrictions. The new standard is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company does not expect the adoption of the new standard to have a material effect on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This standard requires public companies to disclose information about their reportable segments’ significant expenses on an interim and annual basis to provide more transparency about the expenses they incur from revenue generating business units. The new standard is effective for annual periods beginning after December 15, 2023, with early adoption permitted. The Company does not expect the adoption of the new standard to have a material effect on its Consolidated Financial Statements.

3. BUSINESS ACQUISITIONS

Acquisition of Sculptor Capital Management, Inc.

Rithm Capital completed the Sculptor Acquisition in November 2023 as part of its strategy to expand its asset management capabilities. Rithm Capital accounted for this transaction using the acquisition method which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date.

Purchase Price Allocation

The following table summarizes the allocation of the total consideration paid to acquire the assets and assume the liabilities of companies acquired:

($ in millions)	2023 Sculptor
Total Consideration[(A)]	$ 630.3
Assets	
Real estate and other securities	$ 246.1
Cash and cash equivalents	267.5
Restricted cash	8.4
Other assets[(B)]	1,120.4
Total Assets Acquired	$ 1,642.4
Liabilities	
Secured financing agreements	177.6
Secured notes and bonds payable	99.2
Accrued expenses and other liabilities	746.1
Total Liabilities Assumed	$ 1,022.9
Noncontrolling interest	$ 35.9
Net Assets	$ 583.6
Goodwill	$ 46.7

(A) The fair value of total consideration transferred included cash of $600.6 million and assumption of unvested shares of Sculptor stock of $29.7 million for a total consideration of $630.3 million.
(B) Includes $275.0 million of intangible assets in the form of management contracts. These intangibles are being amortized over a finite life of 10 years.

On November 17, 2023, Rithm Capital acquired all of the outstanding equity interests of Sculptor for a GAAP purchase price of approximately $630.3 million. Prior to the close of the transaction, on October 12, 2023, Rithm Capital purchased from Delaware Life Insurance Company ("DLIC") warrants to purchase 4,338,015 shares of Sculptor class A common stock issued by Sculptor to DLIC in November 2020 at an exercise price of $7.95 per share. The warrant purchase price was $37.5 million, including additional amounts paid to DLIC in connection with the successful closing of the Sculptor Acquisition, and is considered a component of the Sculptor Acquisition purchase price.

Rithm Capital recognized goodwill of approximately $46.7 million related to the Sculptor Acquisition. The goodwill was primarily driven by the assembled workforce acquired with the Sculptor Acquisition. Purchased goodwill is expected to be deductible for income tax purposes over 15 years. Rithm Capital will assess the goodwill annually during the fourth quarter and in interim periods in case of events or circumstances that make it more likely than not that an impairment may have occurred.

The estimate of fair value of assets and liabilities required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows, including projected revenues and expenses, and the applicable discount rates. These estimates were based on assumptions that management believes to be reasonable; however, actual results may differ from these estimates. The assessment of fair value is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared. Those estimates and assumptions are subject to change as management obtains additional information related to those estimates during the applicable measurement period. The most significant open items necessary to complete are related to intangible assets, other assets, deferred tax assets, other liabilities, and goodwill. The final acquisition accounting adjustments, including those resulting from conforming Sculptor's accounting policies to those of Rithm Capital's, could differ materially

The results of Sculptor's operations have been included in the Company's Consolidated Statements of Operations from November 17, 2023 through December 31, 2023 and represent $82.7 million of asset management revenues, $3.8 million of interest income and $1.0 million of net income.

Acquisition-related costs are expensed in the period incurred. Rithm Capital recognized $32.9 million of Sculptor Acquisition-related costs that were expensed for the year ended December 31, 2023. These costs are grouped and presented within General and Administrative Expenses in the Consolidated Statements of Operations.

Intangible assets acquired consist of management agreements within Sculptor's various funds categorized as management contracts. Rithm Capital amortizes finite-lived management contracts on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is 10 years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Useful Life	Amount
Management contracts	10	$ 275.0
Total identifiable intangible assets		$ 275.0

Unvested RSUs

As part of the change of control, the value of unvested RSUs held by Sculptor employees at the time of the Sculptor Acquisition was converted into a deferred cash plan payable, resulting in a $29.7 million liability of deferred cash compensation due to employees.

Unaudited Supplemental Pro Forma Financial Information

The following table presents unaudited pro forma combined revenues and income before income taxes for the years ended December 31, 2023 and 2022 prepared as if the Sculptor Acquisition had been consummated on January 1, 2022:

	Year Ended December 31,	
Pro Forma (in millions)	2023	2022
Revenues	$ 4,110.0	$ 5,371.4
Income (loss) before income taxes	591.1	1,223.2

The unaudited supplemental pro forma financial information reflects, among other things, financing adjustments, amortization of intangibles and transactions costs. The unaudited supplemental pro forma financial information has not been adjusted to reflect all conforming of accounting policies. The unaudited supplemental pro forma financial information does not include any anticipated synergies or other anticipated benefits of the Sculptor Acquisition and, accordingly, the unaudited supplemental pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the Sculptor Acquisition occurred on January 1, 2022, the beginning of the earliest period presented.

Acquisition of Caliber Home Loans Inc. and Genesis Capital LLC

Rithm Capital completed the acquisitions of each of Caliber and Genesis in 2021 as part of its strategy to expand its origination, servicing and asset management capabilities. Rithm Capital accounted for these transactions using the acquisition method which requires, among other things, that the assets acquired and liabilities assumed be recognized at fair value as of the acquisition date.

Purchase Price Allocation

The following table summarizes the allocation of the total consideration paid to acquire the assets and assume the liabilities of companies acquired:

($ in millions)		2021				
		Caliber		Genesis		Total
Total Consideration	$	1,318.5	$	1,634.6	$	2,953.1
Assets						
Mortgage servicing rights, at fair value	$	1,507.5	$	—	$	1,507.5
Residential mortgage loans, held-for-sale, at fair value		7,685.7		—		7,685.7
Mortgage loans receivable, at fair value		—		1,505.6		1,505.6
Residential mortgage loans subject to repurchase		666.8		—		666.8
Cash and cash equivalents		472.7		16.4		489.1
Restricted cash		30.6		—		30.6
Servicer advance receivable		108.3		—		108.3
Intangible assets[(A)(B)]		41.0		56.8		97.8
Other assets		609.7		14.5		624.2
Total Assets Acquired	$	11,122.3	$	1,593.3	$	12,715.6
Liabilities						
Secured financing agreements	$	7,090.6	$	—	$	7,090.6
Secured notes and bonds payable		1,121.8		—		1,121.8
Residential mortgage loans repurchase liability		666.8		—		666.8
Accrued expenses and other liabilities		918.6		14.4		933.0
Total Liabilities Assumed	$	9,797.8	$	14.4	$	9,812.2
Net Assets	$	1,324.5	$	1,578.9	$	2,903.4
Goodwill (bargain purchase gain)	$	(6.0)	$	55.7	$	49.7

(A)   Includes intangible assets acquired as part of the Caliber acquisition in the form of purchased technology and trade name/trademarks. These intangibles are being amortized over a finite life of up to seven years.

(B)   Includes intangible assets acquired as part of the Genesis acquisition in the form of customer relationships, trade name and a license. Customer relationships and the trade name are being amortized over a finite life of nine years and five years, respectively. Rithm Capital has determined that the license has an indefinite useful life.

Acquisition of Caliber Home Loans Inc.

On August 23, 2021, Rithm Capital acquired all of the outstanding equity interests of Caliber, a leading mortgage originator and servicer and then-wholly-owned subsidiary of LSF Pickens Holdings, LLC, from LSF Pickens Holdings, LLC for a purchase price of $1.318 billion in cash.

(dollars in tables in thousands, except share data)

At acquisition, Rithm Capital recognized a bargain purchase gain of approximately $3.3 million and the amount is grouped and presented as part of Other Income in the Consolidated Statements of Operations. The bargain purchase gain was primarily driven by differences in Caliber's projected net income versus actuals between the period of Caliber acquisition announcement and its closing. During the fourth quarter of 2021, the Company recognized a $2.7 million measurement period adjustment related to certain return to provision adjustments which increased the total bargain purchase gain to $6.0 million.

The estimate of fair value of assets and liabilities required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows, including projected revenues and expenses, and the applicable discount rates. These estimates were based on assumptions that management believes to be reasonable; however, actual results may differ from these estimates.

The results of Caliber's operations have been included in the Company's Consolidated Statements of Operations for the year ended December 31, 2021 from the date of the acquisition and represent $659.8 million of revenue and $25.9 million of net income.

Acquisition-related costs are expensed in the period incurred. Rithm Capital recognized $9.6 million of acquisition-related costs that were expensed for the year ended December 31, 2021. These costs are grouped and presented within General and Administrative Expenses in the Consolidated Statements of Operations.

Intangible assets consist of purchased technology and trademarks/trade names. Rithm Capital amortizes intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is 6.6 years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Useful Life	Amount
Purchased technology	7	$ 38,545
Trademarks/trade names	1	2,483
Total identifiable intangible assets		$ 41,028

Measurement Period Adjustments — The following table summarizes the provisional amounts recognized related to the Caliber acquisition as of September 30, 2021, as well as the measurement period adjustments made in the fourth quarter of 2021:

($ in millions)	Acquisition Date Amounts Recognized as of September 30, 2021		Subsequent Adjustments to Fair Value		Acquisition Date Amounts Recognized as of December 31, 2021 (As Adjusted)	
Total Consideration	$	1,318.5	$	—	$	1,318.5
Assets						
Mortgage servicing rights, at fair value	$	1,507.5	$	—	$	1,507.5
Residential mortgage loans, held-for-sale, at fair value		7,685.7		—		7,685.7
Residential mortgage loans subject to repurchase		666.8		—		666.8
Cash and cash equivalents		472.7		—		472.7
Restricted cash		30.6		—		30.6
Servicer advance receivable		108.3		—		108.3
Intangible assets		41.0		—		41.0
Other assets[(A)]		605.4		4.3		609.7
Total Assets Acquired	$	11,118.0	$	4.3	$	11,122.3
Liabilities						
Secured financing agreements	$	7,090.6	$	—	$	7,090.6
Secured notes and bonds payable		1,121.8		—		1,121.8
Residential mortgage loans repurchase liability		666.8		—		666.8
Accrued expenses and other liabilities[(A)]		917.0		1.6		918.6
Total Liabilities Assumed	$	9,796.2	$	1.6	$	9,797.8
Net Assets	$	1,321.8	$	2.7	$	1,324.5
Goodwill (bargain purchase gain)	$	(3.3)	$	(2.7)	$	(6.0)

(A)   The adjustments to Other assets and Accrued expenses and other liabilities primarily reflect the impact on deferred tax assets and related liabilities attributable to certain return to provision adjustments.

Unaudited Supplemental Pro Forma Financial Information — The following table presents unaudited pro forma combined revenues and income before income taxes for the year ended December 31, 2021 and 2020 prepared as if the Caliber acquisition had been consummated on January 1, 2020:

Pro Forma (in millions)	Year Ended December 31,			
	2021		2020	
Revenues	$	5,422.7	$	4,453.4
Income (loss) before income taxes		1,258.6		(529.9)

The unaudited supplemental pro forma financial information reflects, among others, financing adjustments, amortization of intangibles, and transactions costs. The unaudited supplemental pro forma financial information has not been adjusted to reflect all conforming of accounting policies. The unaudited supplemental pro forma financial information does not include any anticipated synergies or other anticipated benefits of the Caliber acquisition and, accordingly, the unaudited supplemental pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the Caliber acquisition occurred on January 1, 2020, the beginning of the earliest period presented.

During the year ended December 31, 2023, Caliber was integrated into Newrez and the majority of the MSR portfolio is serviced by the Mortgage Company as a result of servicing transfers.

Acquisition of Genesis Capital LLC

On December 20, 2021, Rithm Capital acquired 100% of the outstanding interest of Genesis, a leading mortgage loan lender, along with a related portfolio of loans, from affiliates of Goldman Sachs. Cash consideration for the Genesis acquisition totaled approximately $1.63 billion.

The Company recognized goodwill of approximately $55.7 million related to the Genesis acquisition, which primarily related to anticipated synergies, the value of the assembled workforce and intangible assets that do not qualify for separate recognition at the time of the acquisition. Goodwill is reflected within the Mortgage Loans Receivable reporting segment and the amount is grouped and presented as part of Other Assets on the Consolidated Balance Sheets. Purchased goodwill is expected to be deductible for income tax purposes over 15 years. Rithm Capital will assess the goodwill annually during the fourth quarter and in interim periods in case of events or circumstances make it more likely than not that an impairment may have occurred.

The estimate of fair value of assets and liabilities required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows and the applicable discount rates. These estimates were based on assumptions that management believes to be reasonable; however, actual results may differ from these estimates.

The results of Genesis's operations have been included in the Company's Consolidated Statements of Operations for the year ended December 31, 2021 from the date of the acquisition and represent $4.2 million of revenue and $1.4 million of net income.

Acquisition-related costs are expensed in the period incurred. Rithm Capital recognized $6.7 million of acquisition-related costs that were expensed for the year ended December 31, 2021. These costs are grouped and presented within General and Administrative expenses in the Consolidated Statements of Operations.

Intangible assets consist of customer relationships, trade name and license. Rithm Capital amortizes finite-lived customer relationships and trade name intangible assets on a straight-line basis over their respective useful lives. Rithm Capital has determined that the license has an indefinite useful life. The weighted average life of the total acquired identifiable intangible assets is 8.5 years. The following table presents the details of identifiable intangible assets acquired:

	Estimated Useful Life	Amount
Customer relationships	9	$ 44,700
Trade name	5	5,900
License	Indefinite	5,500
Total identifiable intangible assets		$ 56,100

Unaudited Supplemental Pro Forma Financial Information — The following table presents unaudited pro forma combined revenues and income before income taxes for the year ended December 31, 2021 and 2020 prepared as if the Genesis acquisition had been consummated on January 1, 2020:

	Year Ended December 31,	
Pro Forma (in millions)	**2021**	**2020**
Revenues	$ 3,643.4	$ 1,693.0
Income (loss) before income taxes	981.8	(1,316.1)

The unaudited supplemental pro forma financial information reflects, among others, amortization of intangibles and transactions costs. The unaudited supplemental pro forma financial information has not been adjusted to reflect all conforming of accounting policies. The unaudited supplemental pro forma financial information does not include any anticipated synergies

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

or other anticipated benefits of the Genesis acquisition and, accordingly, the unaudited supplemental pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the Genesis acquisition occurred on January 1, 2020, the beginning of the earliest period presented.

4. SEGMENT REPORTING

At December 31, 2023, Rithm Capital's reportable segments included (i) Origination and Servicing, (ii) Investment Portfolio, (iii) Mortgage Loans Receivable, (iv) Asset Management and (v) Corporate. The Corporate segment primarily consists of general and administrative expenses, corporate cash and related interest income, unsecured senior notes (Note 19) and related interest expense.

In 2023, Rithm Capital reevaluated the composition and number of its reportable segments based on the significance of certain business activities to its operations and performance evaluation. Based on this reevaluation, the Company revised its presentation and composition of reportable segments. In conjunction with the Sculptor Acquisition (Note 3), the Company reevaluated portfolio management to reflect strategic growth as an asset manager, while maintaining its core business lines. The Asset Management segment is therefore added in 2023, to reflect operations of Sculptor. The Investment Portfolio consists of previously segregated segments (i) MSR Related Investments, (ii) Real Estate Securities, (iii) Properties and Residential Mortgage Loans, (iv) Consumer loans and (v) certain ancillary investments and equity method investments previously reflected within the Corporate segment. In addition, during the year ended December 31, 2023, Caliber was integrated into Newrez and the majority of the MSR portfolio is serviced by the Mortgage Company as a result of servicing transfers. To reflect the consolidation of assets and operations, the Mortgage Company is presented as one reportable segment within Origination and Servicing.

Segment information for prior periods have been restated to reflect these changes.

The following tables summarize segment financial information, which in total reconciles to the same data for Rithm Capital as a whole:

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
Year Ended December 31, 2023						
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 1,488,911	$ 371,344	$ —	$ —	$ —	$ 1,860,255
Change in fair value of MSRs and MSR financing receivables (includes realization of cash flows of $(518,978))	(310,444)	(255,240)	—	—	—	(565,684)
Servicing revenue, net	1,178,467	116,104	—	—	—	1,294,571
Interest income	533,944	896,661	241,931	3,788	—	1,676,324
Gain on originated residential mortgage loans, held-for-sale, net	495,940	12,494	—	—	—	508,434
Other investment portfolio revenues	—	236,167	—	—	—	236,167
Asset management revenues	—	—	—	82,681	—	82,681
Total revenues	2,208,351	1,261,426	241,931	86,469	—	3,798,177
Interest expense	460,780	795,727	125,836	2,727	36,184	1,421,254
G&A and other	944,112	333,293	62,358	63,870	114,211	1,517,844
Total operating expenses	1,404,892	1,129,020	188,194	66,597	150,395	2,939,098
Realized and unrealized gains (losses), net	273	(30,843)	(14,726)	8,060	—	(37,236)
Other income (loss), net	(19,950)	(29,465)	6,209	557	(26,361)	(69,010)
Total other income (loss)	(19,677)	(60,308)	(8,517)	8,617	(26,361)	(106,246)
Income (loss) before income taxes	783,782	72,098	45,220	28,489	(176,756)	752,833
Income tax (benefit) expense	107,617	(7,457)	(5,122)	27,121	—	122,159
Net income (loss)	$ 676,165	$ 79,555	$ 50,342	$ 1,368	$ (176,756)	$ 630,674
Noncontrolling interests in income (loss) of consolidated subsidiaries	581	7,471	—	365	—	8,417
Dividends on preferred stock	—	—	—	—	89,579	89,579
Net income (loss) attributable to common stockholders	$ 675,584	$ 72,084	$ 50,342	$ 1,003	$ (266,335)	$ 532,678

(dollars in tables in thousands, except share data)

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
December 31, 2023						
Investments	$ 9,413,923	$ 13,743,465	$ 2,232,913	$ 226,486	$ —	$ 25,616,787
Cash and cash equivalents	548,666	442,015	58,628	230,008	7,882	1,287,199
Restricted cash	195,490	144,169	37,805	8,156	—	385,620
Other assets	3,489,171	3,083,967	113,055	1,183,646	20,483	7,890,322
Goodwill	24,376	5,092	55,731	46,658	—	131,857
Total assets	$ 13,671,626	$ 17,418,708	$ 2,498,132	$ 1,694,954	$ 28,365	$ 35,311,785
Debt	$ 6,920,310	$ 14,180,827	$ 1,856,006	$ 455,512	$ 546,818	$ 23,959,473
Other liabilities	3,224,989	223,266	23,979	565,919	213,121	4,251,274
Total liabilities	10,145,299	14,404,093	1,879,985	1,021,431	759,939	28,210,747
Total equity	3,526,327	3,014,615	618,147	673,523	(731,574)	7,101,038
Noncontrolling interests in equity of consolidated subsidiaries	8,220	44,905	—	40,971	—	94,096
Total Rithm Capital stockholders' equity	$ 3,518,107	$ 2,969,710	$ 618,147	$ 632,552	$ (731,574)	$ 7,006,942
Investments in equity method investees	$ —	$ 110,883	$ —	$ 91,563	$ —	$ 202,446

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
Year Ended December 31, 2022						
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 1,348,984	$ 482,980	$ —	$ —	$ —	$ 1,831,964
Change in fair value of MSRs and MSR financing receivables (includes realization of cash flows of $(631,120))	729,844	(2,510)	—	—	—	727,334
Servicing revenue, net	2,078,828	480,470	—	—	—	2,559,298
Interest income	326,634	582,590	166,479	—	278	1,075,981
Gain on originated residential mortgage loans, held-for-sale, net	1,127,282	(41,050)	—	—	—	1,086,232
Other investment portfolio revenues	—	230,905	—	—	—	230,905
Asset management revenues	—	—	—	—	—	—
Total revenues	3,532,744	1,252,915	166,479	—	278	4,952,416
Interest expense	325,056	365,211	64,188	—	36,546	791,001
G&A and other	1,638,989	352,407	64,277	—	497,375	2,553,048
Total operating expenses	1,964,045	717,618	128,465	—	533,921	3,344,049
Realized and unrealized gains (losses), net	(1,812)	(226,870)	28,434	—	67	(200,181)
Other income (loss), net	6,270	(144,728)	12,243	—	(19,170)	(145,385)
Total other income (loss)	4,458	(371,598)	40,677	—	(19,103)	(345,566)
Income (loss) before income taxes	1,573,157	163,699	78,691	—	(552,746)	1,262,801
Income tax (benefit) expense	327,318	35,378	(7,792)	—	(75,388)	279,516
Net income (loss)	$ 1,245,839	$ 128,321	$ 86,483	$ —	$ (477,358)	$ 983,285
Noncontrolling interests in income (loss) of consolidated subsidiaries	2,716	26,050	—	—	—	28,766
Dividends on preferred stock	—	—	—	—	89,726	89,726
Net income (loss) attributable to common stockholders	$ 1,243,123	$ 102,271	$ 86,483	$ —	$ (567,084)	$ 864,793

(dollars in tables in thousands, except share data)

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
December 31, 2022						
Investments	$ 9,371,435	$ 12,993,131	$ 2,064,028	$ —	$ —	$ 24,428,594
Cash and cash equivalents	604,191	666,810	52,441	—	13,066	1,336,508
Restricted cash	161,249	94,508	25,369	—	—	281,126
Other assets	2,428,832	3,720,905	170,129	—	28,043	6,347,909
Goodwill	24,376	5,092	55,731	—	—	85,199
Total assets	$ 12,590,083	$ 17,480,446	$ 2,367,698	$ —	$ 41,109	$ 32,479,336
Debt	$ 6,660,484	$ 12,962,616	$ 1,733,579	$ —	$ 545,056	$ 21,901,735
Other liabilities	2,295,684	1,086,248	25,818	—	159,783	3,567,533
Total liabilities	8,956,168	14,048,864	1,759,397	—	704,839	25,469,268
Total equity	3,633,915	3,431,582	608,301	—	(663,730)	7,010,068
Noncontrolling interests in equity of consolidated subsidiaries	12,437	54,630	—	—	—	67,067
Total Rithm Capital stockholders' equity	$ 3,621,478	$ 3,376,952	$ 608,301	$ —	$ (663,730)	$ 6,943,001
Investments in equity method investees	$ —	$ 96,210	$ —	$ —	$ —	$ 96,210

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Corporate	Total
Year Ended December 31, 2021						
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 950,962	$ 608,592	$ —	$ —	$ —	$ 1,559,554
Change in fair value of MSRs and MSR financing receivables (includes realization of cash flows of $(1,192,646))	(306,259)	(271,504)	—	—	—	(577,763)
Servicing revenue, net	644,703	337,088	—	—	—	981,791
Interest income	208,682	597,995	4,219	—	—	810,896
Gain on originated residential mortgage loans, held-for-sale, net	1,806,127	20,782	—	—	—	1,826,909
Other investment portfolio revenues	—	165,480	—	—	—	165,480
Asset management revenues	—	—	—	—	—	—
Total revenues	2,659,512	1,121,345	4,219	—	—	3,785,076
Interest expense	219,088	241,068	1,000	—	36,152	497,308
G&A and other	1,534,266	464,201	1,802	—	119,495	2,119,764
Total operating expenses	1,753,354	705,269	2,802	—	155,647	2,617,072
Realized and unrealized gains (losses), net	(12,162)	(195,104)	—	—	(171)	(207,437)
Other income (loss), net	(10,484)	12,687	—	—	1,038	3,241
Total other income (loss)	(22,646)	(182,417)	—	—	867	(204,196)
Income (loss) before income taxes	883,512	233,659	1,417	—	(154,780)	963,808
Income tax (benefit) expense	133,117	25,109	—	—	—	158,226
Net income (loss)	$ 750,395	$ 208,550	$ 1,417	$ —	$ (154,780)	$ 805,582
Noncontrolling interests in income (loss) of consolidated subsidiaries	11,298	22,058	—	—	—	33,356
Dividends on preferred stock	—	—	—	—	66,744	66,744
Net income (loss) attributable to common stockholders	$ 739,097	$ 186,492	$ 1,417	$ —	$ (221,524)	$ 705,482

(dollars in tables in thousands, except share data)

5. EXCESS MORTGAGE SERVICING RIGHTS

Excess MSRs assets include Rithm Capital's direct investments in Excess MSRs and investments in joint ventures jointly controlled by Rithm Capital and funds managed by the Former Manager investing in Excess MSRs. Our investments in Excess MSR assets are included in Other assets on the Consolidated Balance Sheets.

The table below summarizes the components of Excess MSRs:

	Year Ended December 31,	
	2023	2022
Direct investments in Excess MSRs	$ 208,385	$ 249,366
Excess MSR joint ventures	62,765	72,437
Excess mortgage servicing rights assets, at fair value	$ 271,150	$ 321,803

Direct Investments in Excess MSRs

The following table presents activity related to the carrying value of direct investments in Excess MSRs:

	Servicer Total(A)
Balance as of December 31, 2021	259,198
Interest income	38,035
Other income	42
Proceeds from repayments	(43,950)
Proceeds from sales	(997)
Change in fair value	(2,962)
Balance as of December 31, 2022	249,366
Interest income	18,310
Other income	267
Proceeds from repayments	(41,552)
Proceeds from sales	(2,779)
Change in fair value	(15,227)
Balance as of December 31, 2023	$ 208,385

(A) Underlying loans serviced by Mr. Cooper and SLS.

Mr. Cooper or SLS, as applicable, as servicer performs all of the servicing and advancing functions on our Excess MSR assets and retains the ancillary income, servicing obligations and liabilities as the servicer of the underlying loans in the portfolio.

Rithm Capital entered into a "recapture agreement" with respect to each of the direct Excess MSR investments serviced by Mr. Cooper and SLS. Under such arrangements, Rithm Capital is generally entitled to a pro rata interest in the Excess MSRs on any refinancing of a loan in the original portfolio.

On October 2, 2023, Rithm Capital entered into a definitive agreement with Computershare Limited to acquire Computershare and certain affiliated companies, including SLS, for a purchase price of approximately $720 million (Note 1).

(dollars in tables in thousands, except share data)

The following summarizes direct investments in Excess MSRs:

December 31, 2023									
UPB of Underlying Mortgages		Interest in Excess MSR			Weighted Average Life Years(A)	Amortized Cost Basis		Carrying Value(B)	
		Rithm Capital(C)(D)	Former Manager-managed funds	Mr. Cooper					
$	42,957,347	32.5% – 100% (56.5%)	—% – 50.0%	—% – 35.0%	6.3	$	181,721	$	208,385

December 31, 2022									
UPB of Underlying Mortgages		Interest in Excess MSR			Weighted Average Life Years(A)	Amortized Cost Basis		Carrying Value(B)	
		Rithm Capital(C)(D)	Former Manager-managed funds	Mr. Cooper					
$	48,154,644	32.5% – 100.0% (56.5%)	—% – 50.0%	—% – 35.0%	6.3	$	207,470	$	249,366

(A) Represents the weighted average expected timing of the receipt of expected cash flows for this investment.
(B) Carrying value represents the fair value of the pools and recapture agreements, as applicable.
(C) Amounts in parentheses represent weighted averages.
(D) Rithm Capital is also invested in related servicer advance investments, including the basic fee component of the related MSR as of December 31, 2023 and 2022 (Note 7) on $15.5 billion and $17.0 billion UPB, respectively, underlying these Excess MSRs.

Changes in fair value of investments consist of the following:

	Year Ended December 31,					
	2023		2022		2021	
Original and Recaptured Pools	$	(15,227)	$	(2,962)	$	(15,078)

As of December 31, 2023 and 2022, weighted average discount rates of 8.8% and 8.3%, respectively, were used to value Rithm Capital’s investments in Excess MSRs (directly and through equity method investees).

Excess MSR Joint Ventures

Rithm Capital entered into investments in joint ventures (“Excess MSR joint ventures”) jointly controlled by Rithm Capital and funds managed by the Former Manager investing in Excess MSRs.

(dollars in tables in thousands, except share data)

The following tables summarize the financial results of the Excess MSR joint ventures, accounted for as equity method investees:

	December 31, 2023	December 31, 2022
Excess MSRs	$ 114,552	$ 135,356
Other assets	11,664	10,204
Other liabilities	(687)	(687)
Equity	$ 125,529	$ 144,873
Rithm Capital's investment	$ 62,765	$ 72,437
Rithm Capital's percentage ownership	50.0 %	50.0 %

	Year Ended December 31, 2023	2022	2021
Interest income	$ 13,358	$ 15,157	$ 7,574
Other income (loss)	(8,296)	(12,073)	(3,906)
Expenses	(32)	(32)	(32)
Net income (loss)	$ 5,030	$ 3,052	$ 3,636

The following table summarizes the activity of investments in equity method investees:

	December 31, 2023	December 31, 2022
Balance at beginning of period	$ 72,437	$ 85,749
Distributions of earnings from equity method investees	(2,219)	—
Distributions of capital from equity method investees	(9,968)	(14,838)
Change in fair value of investments in equity method investees	2,515	1,526
Balance at end of period	$ 62,765	$ 72,437

The following is a summary of Excess MSR investments made through equity method investees:

December 31, 2023	Unpaid Principal Balance	Investee Interest in Excess MSR(A)	Rithm Capital Interest in Investees	Amortized Cost Basis(B)	Carrying Value(C)	Weighted Average Life (Years)(D)
Agency						
Original and recaptured pools	$ 17,092,557	66.7%	50.0%	$ 94,443	$ 114,552	5.1

December 31, 2022	Unpaid Principal Balance	Investee Interest in Excess MSR(A)	Rithm Capital Interest in Investees	Amortized Cost Basis(B)	Carrying Value(C)	Weighted Average Life (Years)(D)
Agency						
Original and recaptured pools	$ 19,299,726	66.7%	50.0%	$ 106,176	$ 135,356	5.1

(A) The remaining interests are held by Mr. Cooper.
(B) Represents the amortized cost basis of the equity method investees in which Rithm Capital holds a 50% interest.
(C) Represents the carrying value of the Excess MSRs held in equity method investees, in which Rithm Capital holds a 50% interest. Carrying value represents the fair value of the pools, as applicable.
(D) Represents the weighted average expected timing of the receipt of cash flows of each investment.

(dollars in tables in thousands, except share data)

6. MORTGAGE SERVICING RIGHTS AND MSR FINANCING RECEIVABLES

The following table summarizes activity related to MSRs and MSR financing receivables:

	Total
Balance as of December 31, 2021	$ 6,858,803
Purchases, net[(A)]	(967)
Originations[(B)]	1,222,742
Proceeds from sales	(8,866)
Change in fair value due to:	
Realization of cash flows[(D)]	(631,120)
Change in valuation inputs and assumptions	1,448,811
Balance as of December 31, 2022	$ 8,889,403
Originations[(B)]	786,655
Proceeds from sales[(C)]	(704,436)
Change in fair value due to:	
Realization of cash flows[(D)]	(518,978)
Change in valuation inputs and assumptions	(46,706)
Balance as of December 31, 2023	$ 8,405,938

(A) Net of purchase price adjustments and purchase price fully reimbursable from MSR sellers as a result of prepayment protection.
(B) Represents MSRs retained on the sale of originated residential mortgage loans.
(C) Relates primarily to excess servicing cash flows sold on certain agency loans with a total UPB of approximately $91.4 billion during the year ended December 31, 2023. In connection with these sales, the Company recorded a gain of approximately $5.2 million during the period, which is included within change in fair value of MSRs and MSR financing receivables in the Consolidated Statements of Operations.
(D) Based on the paydown of the underlying residential mortgage loans.

The following table summarizes components of servicing revenue, net:

	Year Ended December 31,		
	2023	2022	2021
Servicing fee revenue, net and interest income from MSRs and MSR financing receivables	$ 1,735,958	$ 1,699,587	$ 1,446,509
Ancillary and other fees	124,297	132,377	113,045
Servicing fee revenue, net and fees	1,860,255	1,831,964	1,559,554
Change in fair value due to:			
Realization of cash flows	(518,978)	(631,120)	(1,192,646)
Change in valuation inputs and assumptions, net of realized gains (losses)	(46,706)	1,448,811	680,088
Change in fair value of derivative instruments	—	(11,316)	(30,481)
Gain (loss) on settlement of derivative instruments	—	(79,041)	(34,724)
Servicing revenue, net	$ 1,294,571	$ 2,559,298	$ 981,791

(dollars in tables in thousands, except share data)

The following is a summary of MSRs and MSR financing receivables by type as of December 31, 2023 and 2022:

	UPB of Underlying Mortgages	Weighted Average Life (Years)(A)	Carrying Value(B)
2023			
Agency	$ 351,642,337	7.7	$ 5,333,013
Non-Agency	48,928,545	6.8	678,913
Ginnie Mae(C)	127,863,627	7.1	2,394,012
Total	$ 528,434,509	7.5	$ 8,405,938
2022			
Agency	$ 364,879,106	7.2	$ 6,022,266
Non-Agency	53,881,903	4.9	794,459
Ginnie Mae(C)	121,136,315	6.7	2,072,678
Total / Weighted Average	$ 539,897,324	6.9	$ 8,889,403

(A) Represents the weighted average expected timing of the receipt of expected cash flows for this investment.
(B) Represents fair value. As of December 31, 2023 and 2022, weighted average discount rates of 8.5% (range of 7.9% – 10.8%) and 8.3% (range of 7.6% – 9.8%), respectively, were used to value Rithm Capital's MSRs and MSR financing receivables, respectively.
(C) As of December 31, 2023 and 2022, Rithm Capital holds approximately $1.8 billion and $1.2 billion in residential mortgage loans subject to repurchase and the related residential mortgage loans repurchase liability on its Consolidated Balance Sheets.

Residential Mortgage Loans Subject to Repurchase

Rithm Capital, through its wholly-owned subsidiaries as approved issuers of Ginnie Mae MBS, originates and securitizes government-insured residential mortgage loans. As the issuer of the Ginnie Mae-guaranteed securitizations, Rithm Capital has the unilateral right to repurchase loans from the securitizations when they are delinquent for more than 90 days. Loans in forbearance that are three or more consecutive payments delinquent are included as delinquent loans permitted to be repurchased. Under GAAP, Rithm Capital is required to recognize the right to loans on its balance sheet and establish a corresponding liability upon the triggering of the repurchase right regardless of whether the Company intends to repurchase the loans. As of December 31, 2023 and 2022, Rithm Capital holds approximately $1.8 billion and $1.2 billion, respectively, in residential mortgage loans subject to repurchase and residential mortgage loans repurchase liability on its Consolidated Balance Sheets. Rithm Capital may re-pool repurchased loans into new Ginnie Mae securitizations upon re-performance of the loan or otherwise sell to third-party investors. The Company does not change the accounting for MSRs related to previously sold loans upon recognizing loans eligible for repurchase. Rather, upon repurchase of a loan, the MSR is written off. As of December 31, 2023 and 2022, Rithm Capital holds approximately $0.4 billion and $0.8 billion, respectively, of repurchased residential mortgage loans on its Consolidated Balance Sheets.

Ocwen MSR Financing Receivable Transactions

In July 2017, Ocwen Loan Servicing, LLC (collectively with certain affiliates, "Ocwen") and Rithm Capital entered into an agreement in which both parties agreed to undertake certain actions to facilitate the transfer from Ocwen to Rithm Capital of Ocwen's remaining interests in the MSRs relating to loans with an aggregate UPB of approximately $110.0 billion and with respect to which Rithm Capital already held certain rights ("Rights to MSRs"). Ocwen and Rithm Capital concurrently entered into a subservicing agreement pursuant to which Ocwen agreed to subservice the mortgage loans related to the MSRs that were transferred to Rithm Capital.

In January 2018, Ocwen sold and transferred to Rithm Capital certain Rights to MSRs and other assets related to MSRs for loans with an UPB of approximately $86.8 billion. PHH (as successor by merger to Ocwen) will continue to service the residential mortgage loans related to the MSRs until any necessary third-party consents to transferring the MSRs are obtained and all other conditions to transferring the MSRs are satisfied.

(dollars in tables in thousands, except share data)

With respect to the Rights to MSRs sold and transferred to NRM and Newrez, consents and all other conditions to transfer have been received with respect to approximately $66.7 billion UPB of underlying loans. Although legally sold and entitled to the economics of the transfer, as of December 31, 2023 and 2022, with respect to MSRs representing approximately $11.4 billion and $12.4 billion UPB of underlying loans, respectively, it was determined for accounting purposes that substantially all of the risks and rewards inherent in owning the MSRs had not been transferred to Newrez and therefore are not treated as a sale under GAAP and are classified as MSR financing receivables.

The table below summarizes the geographic distribution of the underlying residential mortgage loans of the MSRs and MSR financing receivables:

	Percentage of Total Outstanding Unpaid Principal Amount	
State Concentration	**December 31, 2023**	**December 31, 2022**
California	17.1 %	17.4 %
Florida	8.6 %	8.6 %
Texas	6.2 %	6.2 %
New York	6.0 %	6.0 %
Washington	5.8 %	5.9 %
New Jersey	4.3 %	4.4 %
Virginia	3.6 %	3.6 %
Maryland	3.4 %	3.4 %
Illinois	3.3 %	3.4 %
Georgia	3.0 %	2.9 %
Other U.S.	38.7 %	38.2 %
	100.0 %	100.0 %

Geographic concentrations of investments expose Rithm Capital to the risk of economic downturns within the relevant states. Any such downturn in a state where Rithm Capital holds significant investments could affect the underlying borrower's ability to make mortgage payments and therefore could have a meaningful, negative impact on the MSRs.

Residential Mortgage Loan Subservicing

The Mortgage Company performs servicing of residential mortgage loans for unaffiliated parties under servicing agreements. The servicing agreements do not meet the criteria to be recognized as a servicing right asset and, therefore, are not recognized on Rithm Capital's Consolidated Balance Sheets. The UPB of residential mortgage loans serviced for others as of December 31, 2023 and 2022 was $102.5 billion and $93.0 billion, respectively. Rithm Capital earned servicing revenue of $139.4 million and $132.1 million for the years ended December 31, 2023 and 2022, respectively, related to unaffiliated subserviced loans which is included within Servicing Revenue, Net in the Consolidated Statements of Operations.

In relation to certain owned MSRs, Rithm Capital engages unaffiliated licensed mortgage servicers as subservicers to perform the operational servicing duties, including recapture activities, in exchange for a subservicing fee, which is recorded as Subservicing Expense and reflected as part of General and Administrative expenses in Rithm Capital's Consolidated Statements of Operations. As of December 31, 2023, these subservicers include PHH and Valon, which subservice 8.6% and 4.9%, respectively, of the MSRs owned by Rithm Capital. The remaining 86.5% of the owned MSRs are serviced by the Mortgage Company (Note 1).

During the year ended December 31, 2023, Rithm Capital opted not to renew our subservicing agreements with Mr. Cooper, LoanCare, LLC ("LoanCare") and Flagstar Bank ("Flagstar") and transferred servicing performed by Mr. Cooper, LoanCare and Flagstar to the Mortgage Company. As of December 31, 2023, no loans in relation to owned MSRs were subserviced by Mr. Cooper, LoanCare and Flagstar.

(dollars in tables in thousands, except share data)

Servicer Advances Receivable

In connection with Rithm Capital's ownership of MSRs, the Company assumes the obligation to serve as a liquidity provider to initially fund servicer advances on the underlying pool of mortgages (Note 23) it services. These servicer advances are recorded when advanced and are included in servicer advances receivable on the Consolidated Balance Sheets.

The table below summarizes the type of advances included in the servicer advances receivable:

	December 31,	
	2023	2022
Principal and interest advances	$ 616,801	$ 664,495
Escrow advances (taxes and insurance advances)	1,442,697	1,426,409
Foreclosure advances	767,171	754,073
Total(A)(B)(C)	$ 2,826,669	$ 2,844,977

(A) Includes $585.0 million and $526.5 million of servicer advances receivable related to Agency MSRs, respectively, recoverable either from the borrower or the Agencies.
(B) Includes $405.6 million and $261.8 million of servicer advances receivable related to Ginnie Mae MSRs, respectively, recoverable from either the borrower or Ginnie Mae. Expected losses for advances associated with Ginnie Mae loans in the MSR portfolio are considered in the MSR fair valuation through a non-reimbursable advance loss assumption.
(C) Excludes $66.4 million and $19.5 million, respectively, in unamortized advance discount and reserves, net of accruals for advance recoveries. These reserves relate to inactive loans in the foreclosure or liquidation process.

Rithm Capital's servicer advances receivable related to Non-Agency MSRs generally have the highest reimbursement priority pursuant to the underlying servicing agreements (i.e., "top of the waterfall") and Rithm Capital is generally entitled to repayment from respective loan or REO liquidation proceeds before any interest or principal is paid on the bonds that were issued by the trust. In the majority of cases, advances in excess of respective loan or REO liquidation proceeds may be recovered from pool-level proceeds. Furthermore, to the extent that advances are not recoverable by Rithm Capital as a result of the subservicer's failure to comply with applicable requirements in the relevant servicing agreements, Rithm Capital has a contractual right to be reimbursed by the subservicer. For advances on loans that have been liquidated, sold, paid in full or modified, the Company has reserved $93.7 million, or 3.3%, and $65.4 million, or 2.3%, for expected non-recovery of advances as of December 31, 2023 and 2022, respectively.

The following table summarizes servicer advances reserve:

Balance as of December 31, 2021	$ 32,122
Provision	48,392
Write-offs	(15,086)
Balance as of December 31, 2022	$ 65,428
Provision	63,016
Write-offs	(34,763)
Balance as of December 31, 2023	$ 93,681

See Note 19 regarding the financing of MSRs and servicer advances receivable.

7. SERVICER ADVANCE INVESTMENTS

Rithm Capital's servicer advance investments consist of arrangements to fund existing outstanding servicer advances and the requirement to purchase all future servicer advances made with respect to a specified pool of residential mortgage loans in exchange for the basic fee component of the related MSR. Rithm Capital elected to record its servicer advance investments, including the right to the basic fee component of the related MSRs, at fair value pursuant to the fair value option for financial instruments to provide users of the financial statements with better information regarding the effects of market factors.

A taxable wholly-owned subsidiary of Rithm Capital is the managing member of Advance Purchaser LLC (the "Advance Purchaser"), a joint venture entity, and owns an approximately 89.3% interest in Advance Purchaser as of December 31, 2023

(dollars in tables in thousands, except share data)

and December 31, 2022. Advance Purchaser was established in December 2013 for the purpose of investing in residential mortgage related advances. As of December 31, 2023, the noncontrolling third-party co-investors and Rithm Capital have funded their capital commitments; however, Advance Purchaser may recall $71.5 million and $597.9 million of capital distributed to the third-party co-investors and Rithm Capital, respectively. Neither the third-party co-investors nor Rithm Capital is obligated to fund amounts in excess of their respective capital commitments, regardless of the capital requirements of Advance Purchaser.

Our servicer advance investments are held at fair value and are included in Other assets on the Consolidated Balance Sheets. The following table summarizes servicer advance investments, including the right to the basic fee component of the related MSRs:

	Amortized Cost Basis	Carrying Value(A)	Weighted Average Discount Rate	Weighted Average Yield	Weighted Average Life (Years)(B)
December 31, 2023					
Servicer advance investments	$ 362,760	$ 376,881	6.2 %	6.6 %	8.1
December 31, 2022					
Servicer advance investments	$ 392,749	$ 398,820	5.7 %	5.6 %	8.4

(A) Represents the fair value of the servicer advance investments, including the basic fee component of the related MSRs.
(B) Represents the weighted average expected timing of the receipt of expected net cash flows for this investment.

The following table provides additional information regarding the servicer advance investments and related financing:

	UPB of Underlying Residential Mortgage Loans	Outstanding Servicer Advances	Servicer Advances to UPB of Underlying Residential Mortgage Loans	Face Amount of Secured Notes and Bonds Payable	Loan-to-Value ("LTV")(A)		Cost of Funds(C)	
					Gross	Net(B)	Gross	Net
December 31, 2023								
Servicer advance investments(D)	$ 15,499,559	$ 320,630	2.1 %	$ 278,845	84.1 %	81.9 %	7.5 %	6.9 %
December 31, 2022								
Servicer advance investments(D)	$ 17,033,753	$ 341,628	2.0 %	$ 319,276	90.2 %	88.3 %	6.5 %	5.9 %

(A) Based on outstanding servicer advances, excluding purchased but unsettled servicer advances.
(B) Ratio of face amount of borrowings to par amount of servicer advance collateral, net of any general reserve.
(C) Annualized measure of the cost associated with borrowings. Gross cost of funds primarily includes interest expense and facility fees. Net cost of funds excludes facility fees.
(D) The following table summarizes the types of advances included in servicer advance investments:

	December 31,	
	2023	2022
Principal and interest advances	$ 57,909	$ 66,892
Escrow advances (taxes and insurance advances)	149,346	155,438
Foreclosure advances	113,375	119,298
Total	$ 320,630	$ 341,628

(dollars in tables in thousands, except share data)

8. REAL ESTATE AND OTHER SECURITIES

"Agency" RMBS are RMBS issued by the GSEs or Ginnie Mae. "Non-Agency" RMBS and other securities are issued by either public trusts or private label securitization entities.

The following table summarizes real estate and other securities by designation:

	December 31, 2023							
		Gross Unrealized				Weighted Average		
	Outstanding Face Amount	Gains	Losses	Carrying Value(A)	Number of Securities	Coupon(B)	Yield	Life (Years)(C)
Securities designated as available for sale ("AFS"):								
Agency(D)	$ 74,639	$ —	$ —	$ 65,496	1	3.5 %	3.5 %	10.8
Non-Agency(E)(F)	2,477,170	68,624	(24,488)	363,157	331	3.5 %	3.9 %	5.4
Securities measured at fair value through net income ("FVO"):								
Agency(D)	8,515,621	121,771	(5,666)	8,467,634	43	5.2 %	5.2 %	8.2
Non-Agency(E)(F)	16,543,262	66,470	(80,463)	861,377	452	3.5 %	6.5 %	7.8
Total / Weighted Average	$ 27,610,692	$ 256,865	$ (110,617)	$9,757,664	827	5.0 %	5.2 %	8.1

	December 31, 2022							
		Gross Unrealized				Weighted Average		
	Outstanding Face Amount	Gains	Losses	Carrying Value(A)	Number of Securities	Coupon(B)	Yield	Life (Years)(C)
RMBS designated as AFS:								
Agency(D)	$ 80,261	$ —	$ —	$ 73,439	1	3.5 %	3.5 %	8.9
Non-Agency(E)(F)	2,631,852	72,354	(33,684)	397,076	333	3.5 %	3.5 %	6.4
RMBS measured at FVO:								
Agency(D)	7,383,261	91,770	(43,826)	7,264,978	35	5.0 %	5.0 %	8.6
Non-Agency(E)(F)	15,275,560	56,213	(91,369)	553,784	341	2.7 %	4.8 %	7.5
Total / Weighted Average	$ 25,370,934	$ 220,337	$ (168,879)	$8,289,277	710	4.8 %	4.9 %	8.4

(A) Fair value is equal to the carrying value for all securities. See Note 20 regarding the fair value measurements.
(B) Excludes residual bonds and certain other Non-Agency bonds, with a carrying value of $30.5 million and $1.0 million, respectively, for which no coupon payment is expected.
(C) Based on the timing of expected principal reduction on the assets.
(D) The total outstanding face amount was $8.6 billion and $7.5 billion for fixed rate securities as of December 31, 2023 and 2022, respectively.
(E) The total outstanding face amount was $7.8 billion (including $6.9 billion of residual and fair value option notional amount) and $8.4 billion (including $7.5 billion of residual and fair value option notional amount) for fixed-rate securities and $11.2 billion (including $10.7 billion of residual and fair value option notional amount) and $9.5 billion (including $9.3 billion of residual and fair value option notional amount) for floating rate securities as of December 31, 2023 and 2022, respectively.
(F) Includes other asset-backed securities consisting primarily of (i) interest-only securities, servicing strips and commercial mortgage-backed securities (fair value option securities), (ii) bonds backed by AFS consumer loans and (iii) corporate debt and/or collateralized loan obligations which Rithm Capital elected to carry at fair value and record changes to valuation through earnings. These securities are detailed in the table below:

Asset Type	Outstanding Face Amount	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Number of Securities	Weighted Average Coupon	Weighted Average Yield	Weighted Average Life (Years)
December 31, 2023								
Consumer loan bonds	$ 239	$ 640	$ —	$ 640	1	—	—	1.7
Fair value option securities								
Interest-only securities	10,949,006	35,711	(30,379)	143,966	148	0.8 %	10.1 %	2.4
Servicing strips	4,000,153	16,425	(3,197)	46,689	61	0.5 %	13.2 %	4.0
Commercial mortgage-backed securities	3,845	91	—	3,812	2	7.9 %	8.6 %	1.4
CLOs	244,336	2,896	(44)	226,486	88	5.7 %	6.1 %	9.1
December 31, 2022								
Corporate Debt	$ 514	$ —	$ —	$ 465	2	8.2 %	9.5 %	2.2
Consumer loan bonds	518	522	—	590	3	N/A	N/A	0.7
Fair value option securities								
Interest-only securities	9,652,902	29,681	(31,714)	160,160	141	0.9 %	5.4 %	3.2
Servicing strips	4,338,099	17,501	(4,105)	59,017	61	0.7 %	9.9 %	4.2

The following table summarizes Real Estate and Other Securities, Held to Maturity:

				December 31, 2023				December 31, 2022
						Weighted Average		
	Outstanding Face Amount	Amortized Cost / Carrying Value	Fair Value	Unrecognized Gains/(Losses)	Number of Securities	Yield	Life (Years)	Carrying Value
Treasury Bills Designated as Held to Maturity (HTM):								
Treasury	$ 25,000	$ 24,553	$ 24,566	$ 13	1	5.4 %	0.3	$ —

The following table summarizes purchases and sales of Real Estate and Other Securities:

	Year Ended December 31,					
	2023			2022		
(in millions)	Treasury	Agency	Non-Agency	Treasury	Agency	Non-Agency
Purchases						
Face	$ 1,055.0	$ 3,373.7	$ 2,816.9	$ —	$ 16,479.3	$ 5,018.1
Purchase price	1,028.1	3,350.6	347.2	—	16,314.6	256.5
Sales						
Face	$ —	$ 1,691.5	$ —	$ —	$ 16,516.0	$ 15.3
Amortized cost	—	1,671.7	0.2	—	16,759.7	13.6
Sale price	—	1,614.7	—	—	15,026.3	12.0
Gain (loss) on sale	—	(57.0)	(0.2)	—	(1,733.4)	(1.6)

As of December 31, 2023, Rithm Capital had no unsettled trades. As of December 31, 2022, Rithm Capital had purchased $738.4 million face amount of Agency RMBS for $730.0 million and sold $490.8 million face amount of Agency RMBS for $471.6 million which had not yet been settled. Unsettled purchases and sales are recorded on a trade date basis and grouped and presented within Payable for Investments Purchased and Receivable for Investments Sold on the Consolidated Balance Sheets.

Prior to 2023, Rithm Capital exercised its call rights with respect to Non-Agency RMBS trusts and purchased performing and non-performing residential mortgage loans and REO contained in such trusts prior to their termination. In certain cases, Rithm Capital sold portions of the purchased loans through securitizations and retained bonds issued by such securitizations. In addition, Rithm Capital received par on the securities issued by the called trusts which it owned prior to such trusts' termination.

(dollars in tables in thousands, except share data)

The following table summarizes certain information for RMBS designated as AFS in an unrealized loss position as of December 31, 2023:

		Amortized Cost Basis						Weighted Average		
Securities in an Unrealized Loss Position	Outstanding Face Amount	Before Credit Impairment	Credit Impairment(A)	After Credit Impairment	Gross Unrealized Losses	Carrying Value	Number of Securities	Coupon	Yield	Life (Years)
Less than 12 Months	$ 54,500	$ 52,630	$ —	$ 52,630	$ (3,272)	$ 49,358	54	3.0 %	3.8 %	3.7
12 or More Months	308,038	284,426	(10,152)	274,274	(21,216)	253,058	136	3.7 %	3.8 %	7.3
Total / Weighted Average	$ 362,538	$ 337,056	$ (10,152)	$ 326,904	$ (24,488)	$ 302,416	190	3.6 %	3.8 %	6.7

(A) Represents credit impairment on securities in an unrealized loss position as of December 31, 2023.

Rithm Capital performed an assessment of all RMBS designated as AFS that are in an unrealized loss position (an unrealized loss position exists when a security's amortized cost basis, excluding the effect of credit impairment, exceeds its fair value) and determined the following:

	December 31, 2023				December 31, 2022			
			Gross Unrealized Losses				Gross Unrealized Losses	
RMBS Designated as AFS	Fair Value	Amortized Cost Basis After Credit Impairment	Credit(A)	Non-Credit(B)	Fair Value	Amortized Cost Basis After Credit Impairment	Credit(A)	Non-Credit(B)
Securities Rithm Capital intends to sell	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Securities Rithm Capital is more likely than not to be required to sell(C)	—	—	—	—	—	—	—	—
Securities Rithm Capital has no intent to sell and is not more likely than not to be required to sell:								
Credit impaired securities	65,697	66,377	(10,152)	(680)	77,843	78,101	(10,816)	(258)
Non-credit impaired securities	236,719	260,527	—	(23,808)	271,405	304,831	—	(33,426)
Total debt securities in an unrealized loss position	$ 302,416	$ 326,904	$ (10,152)	$ (24,488)	$ 349,248	$ 382,932	$ (10,816)	$ (33,684)

(A) Required to be recorded through earnings. In measuring the portion of credit losses, Rithm Capital estimates the expected cash flow for each of the securities. This evaluation included a review of the credit status and the performance of the collateral supporting those securities, including the credit of the issuer, key terms of the securities and the effect of local, industry and broader economic trends. Significant inputs in estimating the cash flows included Rithm Capital's expectations of prepayment rates, default rates and loss severities. Credit losses were measured as the decline in the present value of the expected future cash flows discounted at the security's effective interest rate.

(B) Represents unrealized losses on securities that are due to non-credit factors.

(C) Rithm Capital may, at times, be more likely than not to be required to sell certain securities for liquidity purposes. While the amount of the securities to be sold may be an estimate, and the securities to be sold have not yet been identified, Rithm Capital must make its best estimate, which is subject to significant judgment regarding future events, and may differ materially from actual future sales.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

The following table summarizes the activity related to the allowance for credit losses on RMBS designated as AFS (excluding credit impairment relating to securities Rithm Capital intends to sell or is more likely than not required to sell):

RMBS Designated as AFS	Purchased Credit Deteriorated	Non-Purchased Credit Deteriorated	Total
Allowance for credit losses on available-for-sale debt securities at December 31, 2021	$ 3,471	$ —	$ 3,471
Additions to the allowance for credit losses on securities for which credit losses were not previously recorded	128	6,676	6,804
Additions to the allowance for credit losses arising from purchases of available-for-sale debt securities accounted for as purchased financial assets with credit deterioration	—	—	—
Reductions for securities sold during the period	—	—	—
Reductions in the allowance for credit losses because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis	—	—	—
Additional increases (decreases) to the allowance for credit losses on securities that had credit losses or an allowance recorded in a previous period	541	—	541
Write-offs charged against the allowance	—	—	—
Recoveries of amounts previously written off	—	—	—
Allowance for credit losses on available-for-sale debt securities at December 31, 2022	$ 4,140	$ 6,676	$ 10,816
Additions to the allowance for credit losses on securities for which credit losses were not previously recorded	—	—	—
Additions to the allowance for credit losses arising from purchases of available-for-sale debt securities accounted for as purchased financial assets with credit deterioration	—	—	—
Reductions for securities sold during the period	(221)	—	(221)
Reductions in the allowance for credit losses because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis	—	—	—
Additional increases (decreases) to the allowance for credit losses on securities that had credit losses or an allowance recorded in a previous period	(2,736)	2,293	(443)
Write-offs charged against the allowance	—	—	—
Recoveries of amounts previously written off	—	—	—
Allowance for credit losses on available-for-sale debt securities at December 31, 2023	$ 1,183	$ 8,969	$ 10,152

See Note 19 regarding the financing of Real Estate and Other Securities.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

9. RESIDENTIAL MORTGAGE LOANS

Rithm Capital accumulated its residential mortgage loan portfolio through various bulk acquisitions and the execution of call rights. Rithm Capital, through its Mortgage Company, originates residential mortgage loans for sale and securitization to third parties and generally retains the servicing rights on the underlying loans.

Loans are accounted for based on Rithm Capital's strategy for the loan and on whether the loan was credit-impaired at the date of acquisition. As of December 31, 2023, Rithm Capital accounts for loans based on the following categories:

- Loans held-for-investment, at fair value
- Loans held-for-sale, at lower of cost or fair value
- Loans held-for-sale, at fair value

The following table summarizes residential mortgage loans outstanding by loan type:

	December 31,					
	2023					**2022**
	Outstanding Face Amount	Carrying Value	Loan Count	Weighted Average Yield	Weighted Average Life (Years)[A]	Carrying Value
Total residential mortgage loans, held-for-investment, at fair value	$ 448,060	$ 379,044	8,328	8.1 %	5.5	$ 452,519
Acquired performing loans[B]	67,955	57,038	1,887	8.1 %	5.9	72,425
Acquired non-performing loans[C]	26,381	21,839	326	8.5 %	5.6	28,602
Total residential mortgage loans, held-for-sale, at lower of cost or market	$ 94,336	$ 78,877	2,213	8.2 %	5.8	$ 101,027
Acquired performing loans[B][D]	423,644	400,603	1,972	5.7 %	16.4	890,131
Acquired non-performing loans[C][D]	220,962	204,950	1,135	4.6 %	25.2	340,342
Originated loans	1,816,318	1,856,312	5,850	7.1 %	29.4	2,066,798
Total residential mortgage loans, held-for-sale, at fair value	$ 2,460,924	$ 2,461,865	8,957	6.6 %	26.8	$ 3,297,271
Total residential mortgage loans, held-for-sale, at fair value/lower of cost or market	$ 2,555,260	$ 2,540,742				$ 3,398,298

(A)   For loans classified as Level 3 in the fair value hierarchy, the weighted average life is based on the expected timing of the receipt of cash flows. For Level 2 loans, the weighted average life is based on the contractual term of the loan.
(B)   Performing loans are generally placed on non-accrual status when principal or interest is 90 days or more past due.
(C)   As of December 31, 2023, Rithm Capital has placed non-performing loans, held-for-sale on non-accrual status, except as described in (D) below.
(D)   Includes $224.5 million and $198.2 million UPB of Ginnie Mae Early Buyout Options performing and non-performing loans, respectively, on accrual status as contractual cash flows are guaranteed by the FHA.

(dollars in tables in thousands, except share data)

The following table summarizes the geographic distribution of the underlying residential mortgage loans:

	Percentage of Total Outstanding Unpaid Principal Amount	
	December 31,	
State Concentration	**2023**	**2022**
Texas	9.5 %	8.9 %
Florida	9.3 %	10.9 %
California	8.3 %	10.2 %
New York	8.0 %	6.8 %
Georgia	4.9 %	4.2 %
New Jersey	3.9 %	3.8 %
Virginia	3.6 %	2.7 %
Illinois	3.5 %	3.6 %
Maryland	3.3 %	3.1 %
North Carolina	3.2 %	2.5 %
Other U.S.	42.5 %	43.3 %
	100.0 %	100.0 %

See Note 19 regarding the financing of residential mortgage loans.

The following table summarizes the difference between the aggregate UPB and the aggregate carrying value of loans:

	December 31,					
	2023			2022		
Days Past Due	**UPB**	**Carrying Value**	**Carrying Value Over (Under) UPB**	**UPB**	**Carrying Value**	**Carrying Value Over (Under) UPB**
90+	$ 313,122	$ 281,556	$ (31,566)	$ 468,147	$ 423,321	$ (44,826)

(dollars in tables in thousands, except share data)

The following table summarizes the activity for residential mortgage loans:

	Loans Held-for-Investment, at Fair Value	Loans Held-for-Sale, at Lower of Cost or Fair Value	Loans Held-for-Sale, at Fair Value	Total
Balance at December 31, 2021	$ 569,933	$ 132,921	$ 11,214,924	$ 11,917,778
Originations	—	—	67,406,228	67,406,228
Sales	—	(4,426)	(81,648,703)	(81,653,129)
Purchases/additional fundings	7,182	—	6,880,225	6,887,407
Proceeds from repayments	(80,661)	(17,777)	(394,613)	(493,051)
Transfer of loans to other assets(A)	—	—	(25,375)	(25,375)
Transfer of loans to REO	(4,956)	(1,386)	(752)	(7,094)
Transfers of loans to held-for-sale	(1,580)	—	—	(1,580)
Transfers of loans to from held-for-investment	—	—	1,582	1,582
Valuation provision on loans	—	(8,305)	—	(8,305)
Fair value adjustments due to:				
Changes in instrument-specific credit risk	(33,086)	—	(36,204)	(69,290)
Other factors	(4,313)	—	(100,041)	(104,354)
Balance at December 31, 2022	$ 452,519	$ 101,027	$ 3,297,271	$ 3,850,817
Originations	—	—	37,123,264	37,123,264
Sales	—	(6,946)	(38,207,803)	(38,214,749)
Purchases/additional fundings	1,269	—	375,435	376,704
Proceeds from repayments	(51,195)	(10,773)	(181,166)	(243,134)
Transfer of loans to other assets(A)	—	286	11,376	11,662
Transfer of loans to REO	(7,148)	(2,858)	(1,459)	(11,465)
Transfers of loans to held-for-sale	(30,556)	—	—	(30,556)
Transfers of loans to from held-for-investment	—	—	30,556	30,556
Valuation (provision) reversal on loans	—	(1,859)	—	(1,859)
Fair value adjustments due to:				
Changes in instrument-specific credit risk	7,540	—	4,639	12,179
Other factors	6,615	—	9,752	16,367
Balance at December 31, 2023	$ 379,044	$ 78,877	$ 2,461,865	$ 2,919,786

(A) Represents loans for which foreclosure has been completed and for which Rithm Capital has made, or intends to make, a claim with the governmental agency that has guaranteed the loans that are grouped and presented as part of claims receivable in other assets (Note 14).

(dollars in tables in thousands, except share data)

Net Interest Income

The following table summarizes the net interest income for residential mortgage loans:

	December 31, 2023	December 31, 2022	December 31, 2021
Interest income:			
Loans held-for-investment, at fair value	$ 34,658	$ 45,287	$ 44,369
Loans held-for-sale, at lower of cost or fair value	5,804	6,898	23,280
Loans held-for-sale, at fair value	159,233	211,238	260,062
Total interest income	199,695	263,423	327,711
Interest expense:			
Loans held-for-investment, at fair value	18,893	17,583	16,919
Loans held-for-sale, at lower of cost or fair value	3,615	3,402	21,333
Loans held-for-sale, at fair value(A)	161,901	181,071	159,413
Total interest expense	184,409	202,056	197,665
Net interest income	$ 15,286	$ 61,367	$ 130,046

(A) Includes interest expense attributed to SFR properties in the years ended December 31, 2022 and December 31, 2021.

Gain on Originated Residential Mortgage Loans, Held-for-Sale, Net

The Mortgage Company originates conventional, government-insured and nonconforming residential mortgage loans for sale and securitization. In connection with the sale or securitization of loans to the GSEs or mortgage investors, Rithm Capital reports gain on originated residential mortgage loans, held-for-sale, net in the Consolidated Statements of Operations.

The following table summarizes the components of gain on originated residential mortgage loans, held-for-sale, net:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Gain (loss) on residential mortgage loans originated and sold, net(A)	$ (417,180)	$ (1,106,458)	$ 460,062
Gain (loss) on settlement of residential mortgage loan origination derivative instruments(B)	73,476	1,285,219	240,610
MSRs retained on transfer of residential mortgage loans(C)	786,655	1,222,742	1,331,626
Other(D)	14,622	33,551	107,249
Realized gain on sale of originated residential mortgage loans, net	$ 457,573	$ 1,435,054	$ 2,139,547
Change in fair value of residential mortgage loans	99,877	(271,530)	(137,503)
Change in fair value of interest rate lock commitments (Note 18)	15,018	(102,992)	(293,699)
Change in fair value of derivative instruments (Note 18)	(64,034)	25,700	118,564
Gain on originated residential mortgage loans, held-for-sale, net	$ 508,434	$ 1,086,232	$ 1,826,909

(A) Includes residential mortgage loan origination fees of $0.4 billion, $0.6 billion and $2.3 billion in the years ended December 31, 2023, 2022 and 2021, respectively.
(B) Represents settlement of forward securities delivery commitments utilized as an economic hedge for mortgage loans not included within forward loan sale commitments.
(C) Represents the initial fair value of the capitalized MSRs upon loan sales with servicing retained.
(D) Includes fees for services associated with the residential mortgage loan origination process.

(dollars in tables in thousands, except share data)

10. CONSUMER LOANS

On June 20, 2023, Rithm Capital purchased a portfolio of consumer loans from Goldman Sachs Bank USA (the "Marcus loans" or "Marcus"). The portfolio consists of unsecured fixed-rate closed end installment loans. In tandem with this purchase, Rithm Capital entered into a loan servicing agreement with Goldman Sachs Bank USA ("Goldman") whereby Goldman will master service the Marcus loans for the duration of their life. As of December 2023, the servicing of the loans moved to Systems & Services Technologies, Inc. with Goldman remaining as master servicer of the loans.

Rithm Capital, through certain limited liability companies (together, the "Consumer Loan Companies"), has a co-investment in a portfolio of consumer loans purchased from the joint venture SpringCastle. The portfolio includes personal unsecured loans and personal homeowner loans (the "SpringCastle loans" or "SpringCastle"). OneMain Holdings Inc is the servicer of the SpringCastle loans and provides all servicing and advancing functions for the SpringCastle portfolio. As of December 31, 2023, Rithm Capital owns 53.5% of the limited liability company interests in, and consolidates, the Consumer Loan Companies.

The following table summarizes characteristics of the consumer loan portfolio, inclusive of the SpringCastle loans and Marcus loans:

	UPB	Carrying Value	Weighted Average Coupon	Weighted Average Expected Life (Years)
December 31, 2023				
SpringCastle	$ 260,102	$ 285,632	18.2 %	3.7
Marcus	$ 1,048,672	$ 988,373	10.5 %	1.2
Total consumer loans	$ 1,308,774	$ 1,274,005	12.0 %	1.7
December 31, 2022				
SpringCastle	$ 330,428	$ 363,756	17.8 %	3.4
Marcus	$ —	$ —	— %	—
Total consumer loans	$ 330,428	$ 363,756	17.8 %	3.4

See Note 19 regarding the financing of consumer loans.

The following table summarizes the past due status and difference between the aggregate UPB and the aggregate carrying value of consumer loans:

	December 31,					
	2023			2022		
Days Past Due	**UPB**	**Carrying Value(A)**	**Carrying Value Over (Under) UPB**	**UPB**	**Carrying Value(A)**	**Carrying Value Over (Under) UPB**
SpringCastle						
Current	$ 255,441	$ 280,577	$ 25,136	$ 325,192	$ 358,057	$ 32,865
90+	4,661	5,055	394	5,236	5,699	463
Total SpringCastle	$ 260,102	$ 285,632	$ 25,530	$ 330,428	$ 363,756	$ 33,328
Marcus						
Current	$ 1,014,404	$ 956,076	$ (58,328)	$ —	$ —	$ —
90+	34,268	32,297	(1,971)	—	—	—
Total Marcus	$ 1,048,672	$ 988,373	$ (60,299)	$ —	$ —	$ —
	$ 1,308,774	$ 1,274,005	$ (34,769)	$ 330,428	$ 363,756	$ 33,328

(A) Consumer loans are carried at fair value. See Note 20 regarding fair value measurements.

(dollars in tables in thousands, except share data)

The following table summarizes activities related to the carrying value of consumer loans:

Balance at December 31, 2021	$ 507,291
Purchases	—
Additional fundings(A)	29,615
Proceeds from repayments	(150,301)
Accretion of loan discount and premium amortization, net	13,891
Fair value adjustments due to:	
Changes in instrument-specific credit risk	1,540
Other factors	(38,280)
Balance at December 31, 2022	$ 363,756
Purchases	1,317,347
Additional fundings(A)	27,510
Proceeds from repayments	(446,124)
Accretion of loan discount and premium amortization, net	37,717
Fair value adjustments due to:	
Changes in instrument-specific credit risk	957
Other factors	(27,158)
Balance at December 31, 2023	$ 1,274,005

(A) Represents draws on consumer loans with revolving privileges.

11. SINGLE-FAMILY RENTAL PROPERTIES

Rithm Capital continues to invest in its SFR portfolio and is striving to become a leader in the SFR sector by acquiring and maintaining a geographically diversified portfolio of high-quality single-family homes and leasing them to high quality residents.

The following table summarizes the net carrying value of investments in SFR properties:

	December 31,	
	2023	**2022**
Land	$ 183,359	$ 175,607
Building	733,437	702,427
Capital improvements	138,869	118,999
Total gross investment in SFR properties	1,055,665	997,033
Accumulated depreciation	(53,737)	(25,720)
Investment in SFR properties, net	$ 1,001,928	$ 971,313

Depreciation expense for the years ended December 31, 2023 and 2022 totaled $28.2 million and $18.9 million, respectively, and is included in other income (loss), net in the Consolidated Statements of Operations.

As of December 31, 2023 and 2022, the carrying amount of the SFR properties includes capitalized acquisition costs of $7.5 million and $7.7 million, respectively.

SFR properties held-for-sale are managed for near term sale and disposition. For the year ended December 31, 2023, Rithm Capital transferred 30 SFR properties to held-for-sale.

(dollars in tables in thousands, except share data)

The following table summarizes the activity related to the net carrying value of investments in SFR properties:

	SFR Properties Held- for-Investment	SFR Properties Held- for-Sale	Total
Balance at December 31, 2021	$ 579,607	$ —	$ 579,607
Acquisitions and capital improvements	415,858	—	415,858
Dispositions	(5,242)	—	(5,242)
Accumulated depreciation	(18,910)	—	(18,910)
Balance at December 31, 2022	$ 971,313	$ —	$ 971,313
Acquisitions and capital improvements	67,013	—	67,013
Transfers to held-for-sale	(9,747)	9,747	—
Dispositions	(250)	(7,990)	(8,240)
Accumulated depreciation	(27,972)	(186)	(28,158)
Balance at December 31, 2023	$ 1,000,357	$ 1,571	$ 1,001,928

Rithm Capital generally rents its SFR properties under non-cancelable lease agreements with a term of one to two years. The following table summarizes our future minimum rental revenues under existing leases on SFR properties:

2024	$ 39,942
2025 and thereafter	$ 2,399
Total	$ 42,341

The following table summarizes the activity of the SFR portfolio by units:

	SFR Properties Held- for-Investment	SFR Properties Held- for-Sale	Total
Balance at December 31, 2021	2,551	—	2,551
Acquisition of SFR units	1,196	—	1,196
Disposition of SFR units	(16)	—	(16)
Balance at December 31, 2022	3,731	—	3,731
Acquisition of SFR units	182	—	182
Transfer to held-for-sale	(30)	30	—
Disposition of SFR units	(1)	(24)	(25)
Balance at December 31, 2023	3,882	6	3,888

See Note 19 regarding the financing of SFR Properties.

(dollars in tables in thousands, except share data)

12. MORTGAGE LOANS RECEIVABLE

Genesis specializes in originating and managing a portfolio of primarily short-term mortgage loans to fund the construction and development of, or investment in, residential properties.

On August 24, 2023 Rithm Capital acquired a portfolio of loans from Morgan Stanley Bank, N.A. with a face value of $148.4 million. The portfolio consists of fixed rate bridge and renovation loans and is master serviced by Genesis.

The following table summarizes mortgage loans receivable outstanding by loan purpose as of December 31, 2023:

	Carrying Value(A)	% of Portfolio	Loan Count	% of Portfolio	Weighted Average Yield	Weighted Average Original Life (Months)	Weighted Average Committed Loan Balance to Value(B)
December 31, 2023							
Construction	$ 934,131	41.8 %	371	27.0 %	10.5 %	16.2	74.0% / 63.0%
Bridge	1,009,667	45.3 %	652	47.6 %	9.6 %	26.5	68.8%
Renovation	289,115	12.9 %	349	25.4 %	10.0 %	13.5	80.5% / 68.6%
	$ 2,232,913	100.0 %	1,372	100.0 %	10.1 %	20.4	N/A
December 31, 2022							
Construction	$ 965,495	46.8 %	622	37.1 %	8.3 %	15.0	76.8% / 65.6%
Bridge	838,539	40.6 %	701	41.8 %	8.1 %	20.1	75.3%
Renovation	259,994	12.6 %	354	21.1 %	8.3 %	13.0	78.0% / 66.1%
	$ 2,064,028	100.0 %	1,677	100.0 %	8.2 %	16.5	N/A

(A) Mortgage loans receivable are carried at fair value. See Note 20 regarding fair value measurements.
(B) Weighted by commitment LTV for bridge loans, loan-to-cost and loan-to-after-repair-value for construction and renovation loans.

The following table summarizes the activity for mortgage loans receivable:

Balance at December 31, 2021	$ 1,515,762
Initial loan advances	1,438,117
Construction holdbacks and draws	559,294
Paydowns and payoffs	(1,405,278)
Purchased loans discount (premium) amortization	(43,867)
Balance at December 31, 2022	$ 2,064,028
Purchases	146,631
Initial loan advances	1,380,187
Construction holdbacks and draws	667,656
Paydowns and payoffs	(2,025,890)
Purchased loans discount (premium) amortization	668
Fair value adjustments due to:	
Changes in instrument-specific credit risk	—
Other factors	(367)
Balance at December 31, 2023	$ 2,232,913

The Company is subject to credit risk in connection with its investments in mortgage loans. The two primary components of credit risk are default risk, which is the risk that a borrower fails to make scheduled principal and interest payments, and severity risk, which is the risk of loss upon a borrower default on a mortgage loan or other secured or unsecured loan. Severity

(dollars in tables in thousands, except share data)

risk includes the risk of loss of value of the property or other asset, if any, securing the loan, as well as the risk of loss associated with taking over the property or other asset, if any, including foreclosure costs.

The following table summarizes the past due status and difference between the aggregate UPB and the aggregate carrying value of mortgage loans receivable:

	December 31,					
	2023			2022		
Days Past Due	**UPB**	**Carrying Value**	**Carrying Value Over (Under) UPB**	**UPB**	**Carrying Value**	**Carrying Value Over (Under) UPB**
Current	$ 2,184,470	$ 2,183,047	$ (1,423)	$ 2,064,028	$ 2,064,028	$ —
90+	49,929	49,866	(63)	—	—	—
	$ 2,234,399	$ 2,232,913	$ (1,486)	$ 2,064,028	$ 2,064,028	$ —

The following table summarizes the geographic distribution of the underlying mortgage loans receivable as of December 31, 2023:

	Percentage of Total Loan Commitment	
State Concentration	**December 31, 2023**	**December 31, 2022**
California	48.2 %	52.7 %
Washington	7.9 %	10.2 %
Florida	7.3 %	6.3 %
New York	6.5 %	5.9 %
Colorado	5.0 %	6.7 %
Arizona	4.7 %	6.6 %
Virginia	3.5 %	0.7 %
Texas	2.5 %	1.9 %
Georgia	2.4 %	0.8 %
Illinois	2.3 %	0.5 %
Other U.S.	9.7 %	7.7 %
	100.0 %	100.0 %

See Note 19 regarding the financing of mortgage loans receivable.

13. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Rithm Capital considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits.

Restricted cash primarily relates to the financing of servicer advances that has been pledged to the note holders for interest and fees payable, cash related to securitization facilities (Note 21) and financing of consumer loans as well as real estate securities.

(dollars in tables in thousands, except share data)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on Rithm Capital's Consolidated Balance Sheets to the total of the such same amounts shown in the Consolidated Statements of Cash Flows:

	December 31,	
	2023	2022
Cash and cash equivalents	$ 1,287,199	$ 1,336,508
Restricted cash	385,620	281,126
Total cash, cash equivalents and restricted cash	$ 1,672,819	$ 1,617,634

The following table summarizes restricted cash balances:

	December 31,	
	2023	2022
Investment Portfolio	$ 144,169	$ 94,508
Origination and servicing	195,490	161,249
Mortgage loans receivable	37,805	25,369
Asset management	8,156	—
Total restricted cash	$ 385,620	$ 281,126

(dollars in tables in thousands, except share data)

14. OTHER ASSETS AND LIABILITIES

Other Assets and Accrued Expenses and Other Liabilities consist of the following:

Other Assets	December 31, 2023	December 31, 2022
Assets of consolidated funds	$ 340,929	$ —
Deferred tax asset	279,019	—
Derivative and hedging assets (Note 18)	28,080	52,229
Due from related parties	32,319	—
Equity investments[(A)]	173,882	71,388
Excess MSRs, at fair value (Note 5)	271,150	321,803
Goodwill (Note 16)[(B)]	131,857	85,199
Income and fees receivable	59,134	—
Intangible assets (Note 16)	387,920	141,413
Loan Receivable, at fair value[(C)]	31,323	94,401
Margin receivable, net[(D)]	75,947	20,614
Notes Receivable[(E)]	398,227	—
Operating lease right-of-use asset (Note 17)	104,207	77,329
Other receivables	152,046	146,131
Prepaid expenses	62,513	60,817
Principal and interest receivable	161,695	106,608
Property and equipment	40,038	37,883
Real Estate Owned	15,507	19,379
Servicer advances, at fair value (Note 7)	376,881	398,820
Servicing fee receivables	156,777	128,438
Warrants, at fair value	16,599	19,346
Other assets	182,881	132,809
	$ 3,478,931	$ 1,914,607

Accrued Expenses and Other Liabilities	December 31, 2023	December 31, 2022
Accounts payable	$ 165,144	$ 155,492
Accrued compensation and benefits	290,464	112,762
Deferred tax liability	801,857	711,855
Derivative liabilities (Note 18)	115,531	18,064
Escheat payable	169,914	113,772
Interest payable	149,552	87,700
Lease liability (Note 17)	159,236	101,225
Liabilities of consolidated funds	219,920	—
Unearned income and fees	37,468	—
Other liabilities	223,293	185,797
	$ 2,332,379	$ 1,486,667

(A) Represents equity investments in (i) commercial redevelopment projects and (ii) operating companies providing services throughout the real estate industry, including investments in Covius Holding Inc., a provider of various technology-enabled services to the mortgage and real estate sectors, preferred stock of Valon, a residential mortgage servicing and technology company, and preferred stock of Covalto Ltd. (formerly known as Credijusto Ltd.), a financial services company and (iii) funds related to Sculptor.

(B) Includes goodwill derived from the acquisition of Shellpoint Partners LLC, Guardian, Genesis and Sculptor.

(C) Represents loans made pursuant to a senior credit agreement and a senior subordinated credit agreement to an entity affiliated with funds managed by an affiliate of the Former Manager. The loans are accounted for under the fair value option.

(D) Represents collateral posted as a result of changes in fair value of Rithm Capital's (i) real estate securities securing its secured financing agreements and (ii) derivative instruments.

(E) Represents notes receivable secured by commercial properties. The notes are accounted for under the fair value option.

Real Estate Owned (REO) — REO assets are individual properties acquired by Rithm Capital or where Rithm Capital receives the property in satisfaction of a debt (e.g., by taking legal title or physical possession). Rithm Capital measures REO assets at

(dollars in tables in thousands, except share data)

the lower of cost or fair value, with valuation provision recorded in other income in the Consolidated Statements of Operations. REO assets are managed for prompt sale and disposition.

The following table presents activity related to the carrying value of investments in REO:

Balance at December 31, 2021	$	21,641
Purchases		210
Property received in satisfaction of loan		14,936
Sales[(A)]		(18,349)
Valuation (provision) reversal		941
Balance at December 31, 2022	$	19,379
Purchases		—
Property received in satisfaction of loan		21,943
Sales[(A)]		(27,512)
Valuation (provision) reversal		1,697
Balance at December 31, 2023	$	15,507

(A) Recognized when control of the property has transferred to the buyer.

As of December 31, 2023, Rithm Capital had residential mortgage loans and mortgage loans receivable that were in the process of foreclosure with UPBs of $55.6 million and $38.4 million, respectively.

Notes and Loans Receivable **—** The following table summarizes the activity for notes and loans receivable:

	Notes Receivable	Loans Receivable	Total
Balance at December 31, 2021	$ 60,549	$ 229,631	$ 290,180
Fundings	9,000	—	9,000
Payment in Kind	3,741	9,195	12,936
Proceeds from repayments	(9,000)	(143,256)	(152,256)
Transfer to other assets	(1,000)	—	(1,000)
Fair value adjustments due to:			
Changes in instrument-specific credit risk	(63,062)	—	(63,062)
Other factors	(228)	(1,169)	(1,397)
Balance at December 31, 2022	$ —	$ 94,401	$ 94,401
Fundings[(A)]	399,977	—	399,977
Payment in Kind	—	5,636	5,636
Proceeds from repayments	(1,750)	(68,945)	(70,695)
Transfer to other assets	—	—	—
Fair value adjustments due to:			
Changes in instrument-specific credit risk	—	—	—
Other factors	—	231	231
Balance at December 31, 2023	$ 398,227	$ 31,323	$ 429,550

(A) Rithm Capital acquired two notes receivable during 2023 collateralized by commercial real estate.

(dollars in tables in thousands, except share data)

The following table summarizes the past due status and difference between the aggregate UPB and the aggregate carrying value of notes and loans receivable:

	December 31,					
	2023			2022		
Days Past Due	**UPB**	**Carrying Value(A)**	**Carrying Value Over (Under) UPB**	**UPB**	**Carrying Value(A)**	**Carrying Value Over (Under) UPB**
Current	$ 565,786	$ 429,550	$ (136,236)	$ 157,745	$ 94,401	$ (63,344)
90+	—	—	—	—	—	—

(A) Notes and loans receivable are carried at fair value. See Note 20 regarding fair value measurements.

(dollars in tables in thousands, except share data)

15. EXPENSES, REALIZED AND UNREALIZED GAINS (LOSSES), NET AND OTHER

Other Revenues consists of the following:

	Year Ended December 31,		
	2023	2022	2021
Property and maintenance	$ 133,424	$ 132,432	$ 104,797
Rental	73,216	54,567	13,745
Other	29,527	43,906	46,937
Total other revenues	$ 236,167	$ 230,905	$ 165,480

General and Administrative expenses consists of the following:

	Year Ended December 31,		
	2023	2022	2021
Legal and professional	$ 103,795	$ 78,837	$ 102,114
Loan origination	45,123	108,149	196,989
Occupancy	55,883	116,526	70,616
Subservicing	130,346	162,972	224,138
Loan servicing	16,185	11,759	16,440
Property and maintenance	97,582	93,689	69,083
Other	281,838	303,496	184,648
Total general and administrative expenses	$ 730,752	$ 875,428	$ 864,028

Other Income (Loss)

The following table summarizes the components of other income (loss):

	Year Ended December 31,		
	2023	2022	2021
Real estate and other securities	$ 39,362	$ (1,499,418)	$ (490,180)
Residential mortgage loans and REO	19,861	(160,985)	270,492
Derivative and hedging instruments	(54,342)	1,468,931	126,222
Notes and bonds payable	(12,843)	45,792	11,506
Other[(A)]	(29,274)	(54,501)	(125,477)
Realized and unrealized gains (losses), net	$ (37,236)	$ (200,181)	$ (207,437)
Other income (loss), net	(69,010)	(145,385)	3,241
Total other income (loss)	$ (106,246)	$ (345,566)	$ (204,196)

(A) Includes excess MSRs, servicer advance investments, consumer loans and other.

(dollars in tables in thousands, except share data)

16. GOODWILL AND INTANGIBLE ASSETS

As a result of acquisitions, Rithm Capital identified intangible assets in the form of management contracts, customer relationships, purchased technology and trademarks / trade names.

The following table summarizes the carrying value of goodwill by reportable segment:

	Origination and Servicing	Investment Portfolio	Mortgage Loans Receivable	Asset Management	Total
Balance at December 31, 2021	$ 24,376	$ 5,092	$ 55,731	$ —	$ 85,199
Goodwill acquired	—	—	—	—	—
Accumulated impairment loss	—	—	—	—	—
Balance at December 31, 2022	$ 24,376	$ 5,092	$ 55,731	$ —	$ 85,199
Goodwill acquired(A)	—	—	—	46,658	46,658
Accumulated impairment loss	—	—	—	—	—
Balance at December 31, 2023	$ 24,376	$ 5,092	$ 55,731	$ 46,658	$ 131,857

(A) Refer to Note 3 for discussion regarding the Sculptor Acquisition.

The following table summarizes the acquired identifiable intangible assets:

	Estimated Useful Lives (Years)	As of December 31, 2023	2022
Gross Intangible Assets			
Management contracts	10	$ 275,000	$ —
Customer relationships	3 to 9	57,949	57,949
Purchased technology	3 to 7	137,922	120,787
Trademarks / Trade names	1 to 5	10,259	10,259
		481,130	188,995
Accumulated Amortization			
Management contracts		3,388	—
Customer relationships		17,834	12,960
Purchased technology		67,145	30,959
Trademarks / Trade names		4,843	3,663
		93,210	47,582
Intangible Assets, Net			
Management contracts		271,612	—
Customer relationships		40,115	44,989
Purchased technology(A)		70,777	89,828
Trademarks / Trade names(B)		5,416	6,596
		$ 387,920	$ 141,413

(A) Includes indefinite-lived intangible assets of $21.4 million and $21.4 million, respectively.
(B) Includes indefinite-lived intangible assets of $1.9 million and $1.9 million, respectively.

(dollars in tables in thousands, except share data)

The following table summarizes the expected future amortization expense for acquired intangible assets as of December 31, 2023:

Year Ending	Amortization Expense
2024	$ 55,220
2025	53,103
2026	44,983
2027	36,009
2028 and thereafter	$ 175,364
	$ 364,679

17. LEASES

Rithm Capital, through its wholly-owned subsidiaries, has leases on office space expiring through 2033. Rent expense, net of sublease income for the years ended December 31, 2023, 2022 and 2021 totaled $45.8 million, $45.2 million and $26.1 million, respectively. The Company has leases that include renewal options and escalation clauses. The terms of the leases do not impose any financial restrictions or covenants.

Operating lease ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments arising from the lease. In addition, the Company has finance leases for computer hardware. As of December 31, 2023, the Company has pledged collateral related to its lease obligations of $6.2 million, which is presented as part of restricted cash on the Consolidated Balance Sheets. Operating lease ROU assets and lease liabilities are grouped and presented as part of other assets and accrued expenses and other liabilities, respectively, on the Consolidated Balance Sheets (Note 14).

The table below summarizes the future commitments under the non-cancelable leases:

Year Ending	Operating Leases	Finance Leases	Total
2024	$ 41,305	$ 228	$ 41,533
2025	33,617	228	33,845
2026	26,982	228	27,210
2027	27,111	228	27,339
2028	23,818	—	23,818
2029 and thereafter	37,271	—	37,271
Total remaining undiscounted lease payments	190,104	912	191,016
Less: imputed interest	31,680	100	31,780
Total remaining discounted lease payments	$ 158,424	$ 812	$ 159,236

The future commitments under the non-cancelable leases have not been reduced by the sublease rentals of $18.6 million due in the future periods.

(dollars in tables in thousands, except share data)

Other information related to leases is summarized below:

	December 31,	
	2023	2022
Weighted-average remaining lease term (years)		
Operating leases	5.8	5.7
Finance leases	3.5	-
Weighted-average discount rate		
Operating leases	6.2 %	4.0 %
Finance leases	7.9 %	— %

	Year Ended December 31,		
Supplemental Information	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows - operating leases	$ 34,655	$ 51,005	$ 24,667
Supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets:			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,449	$ 5,773	$ 3,013

18. DERIVATIVES AND HEDGING

Rithm Capital enters into economic hedges including interest rate swaps, TBAs, and short sales to hedge a portion of its interest rate risk exposure. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, as well as other factors. Rithm Capital's credit risk with respect to economic hedges is the risk of default on Rithm Capital's investments that results from a borrower's or counterparty's inability or unwillingness to make contractually required payments.

Rithm Capital may at times hold TBAs or other short positions in order to mitigate Rithm Capital's interest rate risk on certain specified mortgage-backed securities and MSRs. Amounts or obligations owed by or to Rithm Capital are subject to the right of set-off with the counterparty. As part of executing these trades, Rithm Capital may enter into agreements with its counterparties that govern the transactions for the purchases or sales made, including margin maintenance, payment and transfer, events of default, settlements and various other provisions. Changes in the value of hedges designed to protect against mortgage-backed securities and MSR fair value fluctuations, or hedging gains and losses, are reflected in the tables below.

As of December 31, 2023, Rithm Capital also held interest rate lock commitments ("IRLCs"), which represent a commitment to a particular interest rate provided the borrower is able to close the loan within a specified period, and forward loan sale and securities delivery commitments, which represent a commitment to sell specific residential mortgage loans at prices which are fixed as of the forward commitment date. Rithm Capital enters into forward loan sale and securities delivery commitments in order to hedge the exposure related to IRLCs and residential mortgage loans that are not covered by residential mortgage loan sale commitments.

(dollars in tables in thousands, except share data)

Derivatives and hedges are recorded at fair value on the Consolidated Balance Sheets as follows:

	Balance Sheet Location	December 31, 2023	December 31, 2022
Derivative and hedging assets			
Interest rate swaps(A)	Other assets	$ 106	$ 449
Interest rate lock commitments	Other assets	26,482	16,015
TBAs	Other assets	1,492	35,765
		$ 28,080	$ 52,229
Derivative and hedging liabilities			
Interest rate lock commitments	Accrued expenses and other liabilities	$ 2,678	$ 7,229
TBAs	Accrued expenses and other liabilities	49,087	10,835
Treasury short sales(B)	Accrued expenses and other liabilities	63,766	—
		$ 115,531	$ 18,064

(A) Net of $342.0 million and $1.2 billion of related variation margin accounts as of December 31, 2023 and 2022, respectively.

(B) Net of $1.8 billion and $0.0 billion of related reverse repurchase agreements as of December 31, 2023 and 2022, respectively.

The following table summarizes notional amounts related to derivatives and hedging:

	December 31, 2023	December 31, 2022
Interest rate swaps(A)	$ 7,979,988	$ 23,085,000
Interest rate lock commitments	2,757,060	2,647,747
Treasury short sales(B)	1,800,000	—
TBAs, short position(C)	6,013,100	8,473,221
TBAs, long position(C)	—	31,500

(A) Includes $8.0 billion notional of receive Secured Overnight Financing Rate (“SOFR”)/pay fixed of 2.5% and $0.0 billion notional of receive fixed of 0.0%/pay SOFR with weighted average maturities of 32 months and 0 months, respectively, as of December 31, 2023. Includes $23.1 billion notional of receive SOFR/pay fixed of 1.9% and $0.0 billion notional of receive fixed of 0.0%/pay SOFR with weighted average maturities of 35 months and 0 months, respectively, as of December 31, 2022.

(B) Represents the notional amount of U.S. Treasury Notes sold short. Carrying value of Treasury short sales is net of $1.8 billion notional and carrying value of reverse repurchase agreements.

(C) Represents the notional amount of Agency RMBS, classified as derivatives.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

The following table summarizes gain (loss) on derivatives and hedging and the related location on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2023	**2022**	**2021**
Servicing revenue, net[(A)]			
TBAs	$ —	$ (15,205)	$ 10,483
Treasury futures	—	(1,746)	(23,961)
Options on treasury futures	—	5,635	(17,003)
	—	(11,316)	(30,481)
Gain on originated residential mortgage loans, held-for-sale, net[(A)]			
Interest rate lock commitments	15,018	(102,992)	(293,699)
TBAs	(62,924)	25,700	118,564
Interest rate swaps	(1,110)	—	—
	(49,016)	(77,292)	(175,135)
Realized and unrealized gains (losses), net[(B)(C)]			
Interest rate swaps	20,990	1,159,777	162,730
TBAs	(7,326)	309,154	(36,508)
Treasury short sales	(68,006)	—	—
	(54,342)	1,468,931	126,222
Total gain (loss)	$ (103,358)	$ 1,380,323	$ (79,394)

(A)   Represents unrealized gain (loss).
(B)   Excludes $0.0 million loss, $79.0 million loss, and $34.7 million loss for the year ended December 31, 2023, 2022 and 2021, respectively, included within servicing revenue, net (Note 6).
(C)   Excludes $73.5 million gain, $1.3 billion gain and $240.6 million gain for the year ended December 31, 2023, 2022 and 2021, respectively, included within gain on originated residential mortgage loans, held-for-sale, net (Note 9).

(dollars in tables in thousands, except share data)

19. DEBT OBLIGATIONS

The following table summarizes Secured Financing Agreements, Secured Notes and Bonds Payable, and debt obligations related to consolidated funds:

	December 31, 2023									December 31, 2022
						Collateral				
Debt Obligations/Collateral[C]	**Outstanding Face Amount**	**Carrying Value**[A]	**Final Stated Maturity**[B]	**Weighted Average Funding Cost**	**Weighted Average Life (Years)**	**Outstanding Face**	**Amortized Cost Basis**	**Carrying Value**	**Weighted Average Life (Years)**	**Carrying Value**[A]
Secured Financing Agreements										
Warehouse Credit Facilities-Residential Mortgage Loans[D]	$ 1,940,295	$ 1,940,038	Jan-24 to Nov-25	6.8 %	0.6	$ 2,201,857	$ 2,315,385	$ 2,235,311	21.5	$ 2,601,327
Warehouse Credit Facility-Mortgage Loans Receivable[E]	1,337,010	1,337,010	May-24 to Dec-25	8.2 %	1.7	1,610,728	1,609,242	1,609,242	1.2	1,220,662
Agency RMBS or Treasuries[F]	8,152,469	8,152,469	Jan-24 to Jul-24	5.5 %	0.2	8,588,624	8,415,294	8,566,211	8.2	6,821,788
Non-Agency RMBS[E]	610,189	610,189	Jan-24 to Oct-28	7.6 %	0.8	15,285,491	932,248	958,292	6.1	609,282
SFR Properties[E]	20,534	20,534	Dec-24	8.2 %	1.0	N/A	47,433	47,433	N/A	4,677
CLOs[G]	186,378	183,947	Jan-30 to Jul-35	6.4 %	8.9	186,378	184,112	184,112	8.9	—
Commercial Notes Receivable	323,452	317,096	Dec-24	6.5 %	0.9	429,240	364,977	364,977	N/A	—
Total Secured Financing Agreements	12,570,327	12,561,283		6.1 %	0.6					11,257,736
Secured Notes and Bonds Payable										
Excess MSRs[E]	181,522	181,522	Oct-25	8.7 %	1.8	60,049,904	235,395	272,308	6.1	227,596
MSRs[H]	4,807,776	4,800,728	Dec-24 to Nov-27	7.5 %	1.9	522,025,042	6,367,520	8,340,171	7.5	4,791,543
Servicer Advance Investments[I]	278,845	278,042	Mar-24 to Aug-24	7.5 %	0.2	314,442	353,113	367,803	8.2	318,445
Servicer Advances[I]	2,254,515	2,254,369	Feb-24 to Sep-25	7.7 %	0.4	2,856,680	2,760,250	2,760,250	0.7	2,361,259
Residential Mortgage Loans[J]	650,000	650,000	May-24	6.5 %	0.4	649,978	651,948	652,059	29.2	769,988
Consumer Loans[K]	1,134,666	1,106,974	Jun-28 to Sep 37	7.0 %	4.2	1,308,774	1,269,872	1,274,005	1.7	299,498
SFR Properties[L]	833,386	789,174	Mar-26 to Sep-27	4.1 %	3.3	N/A	952,923	952,923	N/A	817,695
Mortgage Loans Receivable[M]	524,062	518,998	Jul 26 to Dec-26	5.7 %	2.8	578,314	578,314	578,314	1.0	512,919
Secured Facility- Asset Management	75,000	69,121	Nov-25	8.8 %	1.8	N/A	N/A	N/A	N/A	—
CLOs[G]	30,458	30,258	May-30 to Oct-34	7.1 %	6.7	30,458	30,425	30,425	6.7	—
Total Secured Notes and Bonds Payable	10,770,230	10,679,186		7.1 %	1.9					10,098,943
Liabilities of Consolidated Funds[N]										
Consolidated funds[O]	222,250	218,157	May-37	5.0 %	4.8	205,723	N/A	203,794	N/A	—
Total / Weighted Average	$ 23,562,807	$ 23,458,626		6.6 %	1.2					$ 21,356,679

(A) Net of deferred financing costs.

(B) All debt obligations with a stated maturity through the date of issuance were refinanced, extended or repaid.

(C) Includes approximately $142.3 million of associated accrued interest payable as of December 31, 2023.

(D) Includes $233.9 million which bear interest at an average fixed rate of 5.0% with the remaining having SOFR-based floating interest rates.

(E) All SOFR-based floating interest rates.

(F) All repurchase agreements have a fixed rate. Collateral carrying value includes margin deposits.

(G) All SOFR- or Euro Interbank Offered Rate (EURIBOR)-based floating interest rate.

(H) Includes $3.8 billion of MSR notes which bear interest equal to the sum of (i) a floating rate index equal to SOFR and (ii) a margin ranging from 2.5% to 3.7%; and $1.0 billion of MSR notes with fixed interest rates ranging 3.0% to 5.4%. The outstanding face amount of the collateral represents the UPB of the residential mortgage loans underlying the MSRs and MSR financing receivables securing these notes.

(I) Includes debt bearing interest equal to the sum of (i) a floating rate index equal to SOFR and (ii) a margin ranging from 1.5% to 3.7%. Collateral includes servicer advance investments, as well as servicer advances receivable related to the MSRs and MSR financing receivables owned by NRM and the Mortgage Company.

(J) Represents $650.0 million securitization backed by a revolving warehouse facility to finance newly originated first-lien, fixed- and adjustable-rate residential mortgage loans which bears interest equal to SOFR plus 1.2%. Collateral carrying value includes cash held in the securitization trust required to meet collateral requirements.

(K) Includes (i) SpringCastle debt, which is primarily composed of the following classes of asset-backed notes held by third parties: $205.2 million UPB of Class A notes with a coupon of 2.0% and $53.0 million of Class B notes with a coupon of 2.7% and (ii) $871.2 million of debt collateralized by the Marcus loans bearing interest at the sum of SOFR plus a margin of 3.0%.

(dollars in tables in thousands, except share data)

(L) Includes $833.4 million of fixed rate notes which bear interest ranging from 3.5% to 7.1%.

(M) Includes $238.1 million which bear interest at an average fixed rate of 4.6% with the remaining having SOFR-based floating interest rates.

(N) Included within accrued expenses and other liabilities in the Consolidated Balance Sheets (Note 14).

(O) Includes $120.0 million UPB of Class A notes with a fixed coupon of 4.3%, $70.0 million UPB of Class B notes with a fixed coupon of 5.3%, $15.0 million UPB of Class C notes with a fixed coupon of 6.3%, and $17.3 million UPB of Subordinated notes, held within consolidated funds (Note 21). Weighted average life is based off expected maturity.

General

Certain of the debt obligations included above are obligations of Rithm Capital's consolidated subsidiaries, which own the related collateral. In some cases, such collateral is not available to other creditors of Rithm Capital.

As of December 31, 2023, Rithm Capital has margin exposure on $12.6 billion of secured financing agreements. To the extent that the value of the collateral underlying these secured financing agreements declines, Rithm Capital may be required to post margin, which could significantly impact its liquidity.

The following table summarizes activities related to the carrying value of debt obligations:

	Servicer Advances and Excess MSRs(A)	MSRs	Commercial Notes Receivable	Real Estate and Other Securities	Residential Mortgage Loans and REO	Consumer Loans	SFR Properties	Mortgage Loans Receivable	Asset Management	Total
Balance at December 31, 2021	$ 2,949,526	$ 4,234,771	$ —	$ 9,043,412	$ 10,940,823	$ 458,580	$ 357,922	$ 1,252,660	$ —	$ 29,237,694
Secured Financing Agreements										
Borrowings	—	—	—	54,385,892	73,782,327	—	206,595	2,080,495	—	130,455,309
Repayments	—	—	—	(55,998,234)	(81,320,424)	—	(360,433)	(2,112,492)	—	(139,791,583)
Capitalized deferred financing costs, net of amortization	—	—	—	—	1,128	—	—	—	—	1,128
Secured Notes and Bonds Payable										
Borrowings	2,804,677	2,027,637	—	—	—	—	879,947	524,062	—	6,236,323
Repayments	(2,849,496)	(1,473,037)	—	—	(33,204)	(123,770)	(216,631)	—	—	(4,696,138)
Discount on borrowings, net of amortization	—	—	—	—	—	—	(42,030)	—	—	(42,030)
Unrealized (gain) loss on notes, fair value	—	—	—	—	665	(35,312)	—	(11,144)	—	(45,791)
Capitalized deferred financing costs, net of amortization	2,593	2,172	—	—	—	—	(2,998)	—	—	1,767
Balance at December 31, 2022	$ 2,907,300	$ 4,791,543	$ —	$ 7,431,070	$ 3,371,315	$ 299,498	$ 822,372	$ 1,733,581	$ —	$ 21,356,679
Secured Financing Agreements										
Acquired borrowings, net of discount (Note 3)	—	—	—	—	—	—	—	—	177,551	177,551
Borrowings	—	—	323,452	50,253,463	37,971,788	—	20,534	2,572,154	—	91,141,391
Repayments	—	—	—	(48,921,875)	(38,634,841)	—	(4,677)	(2,455,805)	(718)	(90,017,916)
FX remeasurement	—	—			—	—	—	—	7,114	7,114
Capitalized deferred financing costs, net of amortization	—	—	(6,356)	—	1,764	—	—	—	—	(4,592)
Secured Notes and Bonds Payable										
Acquired borrowings, net of discount (Note 3)	—	—			—	—	—	—	99,232	99,232
Borrowings	2,757,587	4,156,358		—	—	1,185,612	—	—	405	8,099,962
Repayments	(2,954,228)	(4,148,588)		—	(116,730)	(381,718)	(35,690)	—	—	(7,636,954)
FX remeasurement	—	—	—	—	—	—	—	—	(1,008)	(1,008)
Unrealized (gain) loss on notes, fair value	—	—		—	(3,258)	8,818	—	6,078	—	11,638
Capitalized deferred financing costs, net of amortization	3,274	1,415		—	—	(5,236)	7,169	—	750	7,372
Liabilities of Consolidated Funds(B)										
Acquired borrowings, net of discount	—	—	—	—	—	—	—	—	218,746	218,746
Unrealized (gain) loss on notes, fair value	—	—	—	—	—	—	—	—	(589)	(589)
Balance at December 31, 2023	$ 2,713,933	$ 4,800,728	$ 317,096	$ 8,762,658	$ 2,590,038	$ 1,106,974	$ 809,708	$ 1,856,008	$ 501,483	$ 23,458,626

(A) Rithm Capital net settles daily borrowings and repayments of the secured notes and bonds payable on its servicer advances.

(dollars in tables in thousands, except share data)

(B) Included within accrued expenses and other liabilities in the Consolidated Balance Sheets (Note 14).

Maturities

Contractual maturities of debt obligations as of December 31, 2023 are as follows:

Year Ending	Nonrecourse(A)	Recourse(B)	Total
2024	3,726,128	12,050,512	15,776,640
2025	287,753	3,724,031	4,011,784
2026	—	1,595,894	1,595,894
2027	734,737	420,000	1,154,737
2028 and thereafter	1,573,752	—	1,573,752
	$ 6,322,370	$ 17,790,437	$ 24,112,807

(A) Includes secured financing agreements, secured notes and bonds payable, and unsecured notes net of issuance costs of $0.9 billion, $5.2 billion, and $0.2 billion, respectively.
(B) Includes secured financing agreements, secured notes and bonds payable, and unsecured notes net of issuance costs of $11.7 billion, $5.6 billion, and $0.5 billion, respectively.

Borrowing Capacity

The following table represents borrowing capacity as of December 31, 2023:

Debt Obligations/ Collateral	Borrowing Capacity	Balance Outstanding	Available Financing(A)
Secured Financing Agreements			
Residential mortgage loans, mortgage loans receivable, SFR, and commercial notes receivable	$ 6,433,613	$ 2,200,908	$ 4,232,705
Loan originations	5,246,552	1,420,382	3,826,170
CLOs	320,810	186,378	134,432
Secured Notes and Bonds Payable			
Excess MSRs	286,380	181,521	104,859
MSRs	5,997,814	4,807,776	1,190,038
Servicer advances	3,805,000	2,533,360	1,271,640
SFR	296,762	195,411	101,351
Consolidated funds	52,500	—	52,500
	$ 22,439,431	$ 11,525,736	$ 10,913,695

(A) Although available financing is uncommitted, Rithm Capital's unused borrowing capacity is available if it has additional eligible collateral to pledge and meets other borrowing conditions as set forth in the applicable agreements, including any applicable advance rate.

Certain of the debt obligations are subject to customary loan covenants and event of default provisions, including event of default provisions triggered by certain specified declines in Rithm Capital's equity or a failure to maintain a specified tangible net worth, liquidity or indebtedness to tangible net worth ratio. Rithm Capital was in compliance with all of its debt covenants as of December 31, 2023.

2025 Senior Unsecured Notes

On September 16, 2020, the Company, as issuer, completed a private offering of $550.0 million aggregate principal amount of 6.250% senior unsecured notes due 2025 (the "2025 Senior Notes"). Interest on the 2025 Senior Notes accrues at the rate of 6.250% per annum with interest payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2021.

(dollars in tables in thousands, except share data)

The 2025 Senior Notes mature on October 15, 2025. The notes became redeemable at any time and from time to time, on or after October 15, 2022. The Company may redeem the notes in 2024 or thereafter at a fixed redemption price of 100%.

Net proceeds from the offering were approximately $544.5 million, after deducting the initial purchasers' discounts and commissions and estimated offering expenses payable by the Company. The Company incurred fees of approximately $8.3 million in relation to the issuance of the 2025 Senior Notes. These fees were capitalized as debt issuance cost and are grouped and presented as part of unsecured senior notes, net of issuance costs on the Consolidated Balance Sheets. For the year ended December 31, 2023, the Company recognized interest expense of $34.4 million. As of December 31, 2023, the unamortized debt issuance costs was approximately $3.2 million.

The 2025 Senior Notes are senior unsecured obligations and rank pari passu in right of payment with all of the Company's existing and future senior unsecured indebtedness and senior unsecured guarantees. At the time of issuance, the 2025 Senior Notes were not guaranteed by any of the Company's subsidiaries and none of its subsidiaries are required to guarantee the 2025 Senior Notes in the future, except under limited specified circumstances.

The 2025 Senior Notes contain financial covenants and other non-financial covenants, including, among other things, limits on the ability of the Company and its restricted subsidiaries to incur certain indebtedness (subject to various exceptions), requires that the Company maintain total unencumbered assets (as defined in the Indenture, dated September 16, 2020, pursuant to which the 2025 Senior Notes were issued) of not less than 120% of the aggregate principal amount of the outstanding unsecured debt, and imposes certain requirements in order for the Company to merge or consolidate with or transfer all or substantially all of its assets to another person, in each case subject to certain qualifications set forth in the debt agreement. If the Company were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lenders. As of December 31, 2023, the Company was in compliance with all covenants.

In the event of a change of control, each holder of the 2025 Senior Notes will have the right to require the Company to repurchase all or any part of the outstanding balance at a purchase price of 101% of the principal amount of the 2025 Senior Notes repurchased, plus accrued and unpaid interest, if any, to, but not including, the date of such repurchase.

Tax Receivable Agreement

At the time of its initial public offering in 2007, Sculptor entered into a tax receivable agreement ("TRA") with the former holders of units in Sculptor's operating partnerships (the "TRA Holders"). The TRA provides for the payment by Sculptor to the TRA Holders of a portion of the cash savings in U.S. federal, state and local income tax that Sculptor realizes as a result of the increased depreciation and amortization deductions and reduced gain on sale from (i) the increases in the tax basis of the tangible and intangible assets of the Sculptor operating partnerships that results from taxable acquisitions by Sculptor (and certain affiliates and successors) of such units and (ii) certain other tax benefits attributable to payments under the TRA. The purchase of units in the initial public offering, and subsequent taxable exchanges of units (including in the Sculptor Acquisition), resulted in such an increase in the tax basis of the assets of the Sculptor operating partnerships and their consolidated subsidiaries.

The TRA includes certain "change of control" assumptions that became applicable as a result of the Sculptor Acquisition, such as the assumption that the Sculptor (or its successor) has sufficient taxable income to use the relevant tax benefits, that limitations on the use of loss carryforwards do not apply and that non-amortizable assets are deemed disposed of at the earlier of an actual disposition or fifteen years after the change of control. As a result, the Company will calculate payments under the TRA without regard to the Company's ability to use tax assets (including net operating losses, the use of which may be significantly limited under Section 382 of the Internal Revenue Code) following the Sculptor Acquisition. The payments under the TRA may therefore exceed the actual tax savings to the Company of the associated tax assets.

The Company has also agreed, effective as of closing of Sculptor Acquisition, to guaranty each TRA Holder the payment of any amounts that become due and payable by Sculptor to such TRA Holder pursuant to the terms of the TRA. As of December 31, 2023, the estimated undiscounted future payment under the TRA was $267.9 million. The carrying value of the TRA liability measured at amortized cost was $172.2 million as of December 31, 2023 with interest expense recognized under the effective interest method. The TRA liability is recorded in unsecured notes, net of issuance costs on the Consolidated Balance Sheets.

(dollars in tables in thousands, except share data)

The table below presents the Company's estimate as of December 31, 2023, of the maximum undiscounted amounts that would be payable under the TRA using the assumptions described above. In light of the numerous factors affecting Sculptor's obligation to make such payments, the timing and amounts of any such actual payments may differ materially from those presented in the table. The impact of any net operating losses is included in the "Thereafter" amount in the table below.

Year Ending	Potential Payments Under Tax Receivable Agreement
2024	$ 11,591
2025	29,819
2026	17,374
2027	18,994
2028 and thereafter	190,143
	$ 267,921

20. FAIR VALUE MEASUREMENTS

U.S. GAAP requires the categorization of fair value measurement into three broad levels which form a hierarchy based on the transparency of inputs to the valuation.

Level 1 – Quoted prices in active markets for identical instruments.
Level 2 – Valuations based principally on other observable market parameters, including:

- Quoted prices in active markets for similar instruments,
- Quoted prices in less active or inactive markets for identical or similar instruments,
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment rates, loss severities, credit risks and default rates ("CDR")), and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 – Valuations based significantly on unobservable inputs.

Rithm Capital follows this hierarchy for its fair value measurements. The classifications are based on the lowest level of input that is significant to the fair value measurement.

(dollars in tables in thousands, except share data)

The carrying values and fair values of assets and liabilities recorded at fair value on a recurring basis, as well as other financial instruments for which fair value is disclosed, as of December 31, 2023 were as follows:

	Principal Balance or Notional Amount	Carrying Value	Fair Value				
			Level 1	Level 2	Level 3	NAV	Total
Assets:							
Excess MSRs[(A)]	$ 60,049,904	$ 271,150	$ —	$ —	$ 271,150	$ —	$ 271,150
MSRs and MSR financing receivables[(A)]	528,434,509	8,405,938	—	—	8,405,938	—	8,405,938
Servicer advance investments	320,630	376,881	—	—	376,881	—	376,881
Real estate and other securities[(B)]	27,635,692	9,782,217	24,566	8,533,130	1,224,534	—	9,782,230
Residential mortgage loans, held-for-sale	94,336	78,877	—	—	78,877	—	78,877
Residential mortgage loans, held-for-sale, at fair value	2,460,924	2,461,865	—	2,327,528	134,337	—	2,461,865
Residential mortgage loans, held-for-investment, at fair value	448,060	379,044	—	—	379,044	—	379,044
Residential mortgage loans subject to repurchase	1,782,998	1,782,998	—	1,782,998	—	—	1,782,998
Consumer loans	1,308,774	1,274,005	—	—	1,274,005	—	1,274,005
Derivative assets	11,188,206	28,080	—	1,598	26,482	—	28,080
Mortgage loans receivable[(C)]	2,232,913	2,232,913	—	353,595	1,879,318	—	2,232,913
Note receivable	534,463	398,227	—	—	398,227	—	398,227
Loans receivable	31,323	31,323	—	—	31,323	—	31,323
Cash, cash equivalents and restricted cash	1,672,819	1,672,819	1,672,819	—	—	—	1,672,819
Investments of consolidated funds[(E)]	323,973	321,856	—	—	—	321,856	321,856
Other assets	N/A	61,902	—	—	61,902	—	61,902
		$ 29,560,095	$ 1,697,385	$ 12,998,849	$ 14,542,018	$ 321,856	$ 29,560,108
Liabilities:							
Secured financing agreements	$ 12,570,327	$ 12,561,283	$ —	$ 12,377,336	$ 184,112	$ —	$ 12,561,448
Secured notes and bonds payable[(D)]	10,770,230	10,679,186	—	318,998	10,685,782	—	11,004,780
Unsecured senior notes, net of issuance costs	814,739	719,004	—	—	708,328	—	708,328
Residential mortgage loan repurchase liability	1,782,998	1,782,998	—	1,782,998	—	—	1,782,998
Derivative liabilities	7,361,942	115,531	63,766	49,087	2,678	—	115,531
Notes payable of consolidated funds[(E)]	222,250	218,157	—	—	218,157	—	218,157
		$ 26,076,159	$ 63,766	$ 14,528,419	$ 11,799,057	$ —	$ 26,391,242

(A) The notional amount represents the total UPB of the residential mortgage loans underlying the MSRs, MSR financing receivables and Excess MSRs. Rithm Capital does not receive an excess mortgage servicing amount on non-performing loans in Agency portfolios.

(B) Includes U.S. Treasury Bills classified as Level 1 and held at amortized cost basis of $24.6 million (see Note 8).

(C) Includes Rithm Capital's economic interests in the VIEs consolidated and accounted for under the CFE election. As of December 31, 2023, the fair value of Rithm Capital's interests in the mortgage loans receivable securitization was $46.3 million.

(D) Includes SCFT 2020-A (as defined below) and 2022-RTL1 Securitization (as defined below) mortgage-backed securities issued for which the fair value option for financial instruments was elected and resulted in a fair value of $554.8 million as of December 31, 2023.

(E) Represents notes issued by a consolidated VIE accounted for under the CFE election.

(dollars in tables in thousands, except share data)

The carrying values and fair values of assets and liabilities recorded at fair value on a recurring basis, as well as other financial instruments for which fair value is disclosed, as of December 31, 2022 were as follows:

	Principal Balance or Notional Amount	Carrying Value	Fair Value			
			Level 1	Level 2	Level 3	Total
Assets:						
Excess MSRs[(A)]	$ 67,454,370	$ 321,803	$ —	$ —	$ 321,803	$ 321,803
MSRs and MSR financing receivables[(A)]	539,897,324	8,889,403	—	—	8,889,403	8,889,403
Servicer advance investments	341,628	398,820	—	—	398,820	398,820
Real estate and other securities	25,370,934	8,289,277	—	7,338,417	950,860	8,289,277
Residential mortgage loans, held-for-sale	117,847	101,027	—	—	101,196	101,196
Residential mortgage loans, held-for-sale, at fair value	3,387,888	3,297,271	—	3,035,894	261,377	3,297,271
Residential mortgage loans, held-for-investment, at fair value	538,710	452,519	—	—	452,519	452,519
Residential mortgage loans subject to repurchase	1,219,890	1,219,890	—	1,219,890	—	1,219,890
Consumer loans	330,428	363,756	—	—	363,756	363,756
Derivative assets	33,174,574	52,229	—	36,214	16,015	52,229
Mortgage loans receivable[(B)]	2,064,028	2,064,028	—	349,975	1,714,053	2,064,028
Note receivable	63,114	—	—	—	—	—
Loans receivable	94,631	94,401	—	—	94,401	94,401
Cash and cash equivalents	1,336,508	1,336,508	1,336,508	—	—	1,336,508
Restricted cash	281,126	281,126	281,126	—	—	281,126
Other assets[(C)]	N/A	23,370	—	—	23,370	23,370
		$ 27,185,428	$ 1,617,634	$ 11,980,390	$ 13,587,573	$ 27,185,597
Liabilities:						
Secured financing agreements	$ 11,260,242	$ 11,257,737	$ —	$ 11,257,737	$ —	$ 11,257,737
Secured notes and bonds payable[(D)]	10,200,390	10,098,942	—	—	9,911,778	9,911,778
Unsecured senior notes, net of issuance costs	545,056	545,056	—	—	493,064	493,064
Residential mortgage loan repurchase liability	1,219,890	1,219,890	—	1,219,890	—	1,219,890
Derivative liabilities	1,062,894	18,064	—	10,835	7,229	18,064
		$ 23,139,689	$ —	$ 12,488,462	$ 10,412,071	$ 22,900,533

(A) The notional amount represents the total UPB of the residential mortgage loans underlying the MSRs, MSR financing receivables and Excess MSRs. Rithm Capital does not receive an excess mortgage servicing amount on non-performing loans in Agency portfolios.

(B) Includes Rithm Capital's economic interests in the VIEs consolidated and accounted for under the CFE election. As of December 31, 2022, the fair value of Rithm Capital's interests in the mortgage loans receivable securitization was $45.8 million.

(C) Excludes the indirect equity investment in a commercial redevelopment project accounted for at fair value on a recurring basis based on the net asset value ("NAV") of Rithm Capital's investment. The investment had a fair value of $23.8 million as of December 31, 2022.

(D) Includes SCFT 2020-A and 2022-RTL1 Securitization mortgage-backed securities issued for which the fair value option for financial instruments was elected and resulted in a fair value of $632.4 million as of December 31, 2022.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(dollars in tables in thousands, except share data)

The following table summarizes assets measured at fair value on a recurring basis using Level 3 inputs:

	Level 3									
	Excess MSRs(A)(B)	MSRs and MSR Financing Receivables(A)	Servicer Advance Investments	Non-Agency Securities	Derivatives(C)	Residential Mortgage Loans	Consumer Loans	Notes and Loans Receivable	Mortgage Loans Receivable	Total
Balance at December 31, 2021	$ 344,947	$ 6,858,803	$ 421,807	$ 951,942	$ 111,778	$ 2,423,337	$ 507,291	$ 290,180	$ 1,515,762	$ 13,425,847
Transfers										
Transfers from Level 3	—	—	—	—	—	(1,279,709)	—	(1,000)	(445,403)	(1,726,112)
Transfers to Level 3	—	—	—	—	—	313,559	—	—	—	313,559
Gain (loss) included in net income										
Credit losses on securities(D)	—	—	—	(710)	—	—	—	—	—	(710)
Servicing revenue, net(E)	—	817,691	—	—	—	—	—	—	—	817,691
Change in fair value of:										
Excess MSRs(D)	(2,962)	—	—	—	—	—	—	—	—	(2,962)
Excess MSRs, equity method investees(D)	1,526	—	—	—	—	—	—	—	—	1,526
Real estate securities	—	—	(9,950)	—	—	—	—	—	—	(9,950)
Servicer advance investments	—	—	—	(16,076)	—	—	—	—	—	(16,076)
Consumer loans	—	—	—	—	—	—	(36,740)	—	—	(36,740)
Residential mortgage loans	—	—	—	—	—	(124,359)	—	—	—	(124,359)
Gain (loss) on settlement of investments, net	107	—	—	(1,560)	—	—	—	—	(43,868)	(45,321)
Other income (loss), net(D)	(65)	—	—	—	(102,992)	(35,020)	—	(64,459)	—	(202,536)
Gains (losses) included in OCI(F)	—	—	—	(45,709)	—	—	—	—	—	(45,709)
Interest income	38,035	—	42,005	15,114	—	—	13,891	12,936	—	121,981
Purchases, sales and repayments										
Purchases, net(G)	—	(967)	988,847	256,500	—	2,099,549	29,615	9,000	—	3,382,544
Proceeds from sales	(997)	(8,866)	—	(11,960)	—	(2,405,531)	—	—	—	(2,427,354)
Proceeds from repayments	(58,788)	—	(1,043,889)	(196,681)	—	(272,224)	(150,301)	(152,256)	(1,234,444)	(3,108,583)
Originations and other	—	1,222,742	—	—	—	(5,706)	—	—	1,922,006	3,139,042
Balance at December 31, 2022	$ 321,803	$ 8,889,403	$ 398,820	$ 950,860	$ 8,786	$ 713,896	$ 363,756	$ 94,401	$ 1,714,053	$ 13,455,778
Transfers										
Transfers from Level 3	—	—	—	—	—	(41,430)	—	—	(357,614)	(399,044)
Transfers to Level 3	—	—	—	—	—	22,565	—	—	—	22,565
Acquisitions (Note 3)	—	—	—	216,229	—	—	—	—	—	216,229
Gain (loss) included in net income										
Credit losses on securities(D)	—	—	—	2,951	—	—	—	—	—	2,951
Servicing revenue, net(E)	—	(565,684)	—	—	—	—	—	—	—	(565,684)
Change in fair value of:										
Excess MSRs(D)	(12,712)	—	—	—	—	—	—	—	—	(12,712)
Servicer advance investments	—	—	8,049	—	—	—	—	—	—	8,049
Consumer loans	—	—	—	—	—	—	(26,201)	—	—	(26,201)
Residential mortgage loans	—	—	—	—	—	14,911	—	—	—	14,911
Gain (loss) on settlement of investments, net	615	—	—		—	—	—	—	—	615
Other income (loss), net(D)	(348)	—	—	20,934	15,018	44,694	—	231	(367)	80,162
Gains (losses) included in OCI(F)	—	—	—	13,118	—	—	—	—	—	13,118
Interest income	18,310	—	22,180	27,207	—	—	37,717	5,636	—	111,050
Purchases, sales and repayments										
Purchases, net(G)	—	—	852,015	130,971	—	38,992	1,317,347	399,977	146,631	2,885,933
Proceeds from sales	(4,212)	(704,436)	—	—	—	(252,183)	27,510	—	—	(933,321)
Proceeds from repayments	(52,306)	—	(904,183)	(137,736)	—	(91,249)	(446,124)	(70,695)	(1,671,896)	(3,374,189)
Originations and other	—	786,655	—	—	—	63,185	—	—	2,048,511	2,898,351
Balance at December 31, 2023	$ 271,150	$ 8,405,938	$ 376,881	$ 1,224,534	$ 23,804	$ 513,381	$ 1,274,005	$ 429,550	$ 1,879,318	$ 14,398,561

(A) Includes the recapture agreement for each respective pool, as applicable.
(B) Amounts include Rithm Capital's portion of the Excess MSRs held by the respective joint ventures in which Rithm Capital has a 50% interest.
(C) For the purpose of this table, the IRLC asset and liability positions are shown net.

(dollars in tables in thousands, except share data)

(D) Gain (loss) recorded in earnings during the period is attributable to the change in unrealized gain (loss) relating to Level 3 assets still held at the reporting dates and realized gain (loss) recorded during the period.
(E) See Note 6 for further details on the components of servicing revenue, net.
(F) Gain (loss) included in unrealized gain (loss) on available-for-sale securities, net in the Consolidated Statements of Comprehensive Income.
(G) Net of purchase price adjustments and purchase price fully reimbursable from MSR sellers as a result of prepayment protection.

Liabilities measured at fair value on a recurring basis using Level 3 inputs changed as follows:

	Level 3		
	Asset-Backed Securities Issued	**Notes Payable of Consolidated Funds**	**Total**
Balance at December 31, 2021	$ 511,107	$ —	$ 511,107
Gains (losses) included in net income			
Other income(A)	(34,647)	—	(34,647)
Purchases, sales and payments			
Payments	(156,974)	—	(156,974)
Balance at December 31, 2022	$ 319,486	$ —	$ 319,486
Gains (losses) included in net income			
Other income(A)	5,560	(589)	4,971
Purchases, sales and payments			
Sculptor Acquisition (Note 3)	—	218,746	218,746
Payments	(89,276)	—	(89,276)
Balance at December 31, 2023	$ 235,770	$ 218,157	$ 453,927

(A) Gain (loss) recorded in earnings during the period is attributable to the change in unrealized gain (loss) relating to Level 3 liabilities still held at the reporting dates and realized gain (loss) recorded during the period.

Excess MSRs, MSRs and MSR Financing Receivables Valuation

Fair value estimates of Rithm Capital's MSRs and Excess MSRs were based on internal pricing models. The valuation technique is based on discounted cash flows. Significant inputs used in the valuations included expectations of prepayment rates, delinquency rates, recapture rates for Excess MSRs, the mortgage servicing amount or excess mortgage servicing amount of the underlying residential mortgage loans, as applicable, and discount rates that market participants would use in determining the fair values of mortgage servicing rights on similar pools of residential mortgage loans. In addition, for MSRs, significant inputs included the market-level estimated cost of servicing.

Significant increases (decreases) in the discount rates, prepayment or delinquency rates, or costs of servicing, in isolation would result in a significantly lower (higher) fair value measurement, whereas significant increases (decreases) in the recapture rates or mortgage servicing amount or excess mortgage servicing amount, as applicable, in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the delinquency rate assumption is accompanied by a directionally similar change in the assumption used for the prepayment rate.

(dollars in tables in thousands, except share data)

The following table summarizes certain information regarding the ranges and weighted averages of inputs used:

	December 31, 2023				
	Significant Inputs[A]				
	Prepayment Rate[B]	Delinquency[C]	Recapture Rate[D]	Mortgage Servicing Amount or Excess Mortgage Servicing Amount (bps)[E]	Collateral Weighted Average Maturity (Years)[F]
Excess MSRs Directly Held	2.4% – 12.2% (6.5%)	0.2% – 8.8% (4.3%)	—% – 91.1% (55.2%)	1 – 55 (20)	11 – 27 (20)
Excess MSRs Held through Investees	6.3% – 9.0% (7.8%)	2.2% – 5.6% (3.5%)	45.1% – 64.3% (59.0%)	16 – 25 (21)	14 – 21 (18)
MSRs and MSR Financing Receivables[G]					
Agency	0.6% – 83.7% (7.3%)	0.0% – 100.0% (2.3%)	—[H]	6 – 104 (27)	0 – 40 (23)
Non-Agency	0.3% – 83.4% (12.2%)	0.9% – 83.3% (23.2%)	—[H]	3 – 242 (46)	0 – 40 (21)
Ginnie Mae	5.0% – 81.9% (10.5%)	0.3% – 80.0% (9.7%)	—[H]	19 – 82 (43)	1 – 39 (27)
Total / Weighted Average—MSRs and MSR Financing Receivables	0.3% – 83.7% (8.6%)	0.0% – 100.0% (6.1%)	—[H]	3 – 242 (33)	0 – 40 (24)

	December 31, 2022				
	Significant Inputs[A]				
	Prepayment Rate[B]	Delinquency[C]	Recapture Rate[D]	Mortgage Servicing Amount or Excess Mortgage Servicing Amount (bps)[E]	Collateral Weighted Average Maturity (Years)[F]
Excess MSRs Directly Held	2.8% – 13.5% (7.3%)	0.2% – 10.1% (3.6%)	—% – 91.4% (55.4%)	6 – 31 (19)	11 – 29 (21)
Excess MSRs Held through Investees	8.4% – 11% (9.4%)	2.9% – 5.4% (3.9%)	45.4% – 64% (58.7%)	15 – 26 (21)	15 – 22 (19)
MSRs and MSR Financing Receivables[G]					
Agency	2.6% – 97.8% (8.0%)	0.1% – 66.7% (2.0%)	—[H]	7 – 104 (30)	0 – 39 (23)
Non-Agency	1.3% – 93.2% (15.0%)	1.0% – 75.0% (21.1%)	—[H]	2 – 216 (46)	0 – 36 (24)
Ginnie Mae	2.8% – 81.2% (10.3%)	0.2% – 80.0% (8.9%)	—[H]	11 – 86 (41)	0 – 39 (27)
Total / Weighted Average—MSRs and MSR Financing Receivables	1.3% – 97.8% (9.2%)	0.1% – 80.0% (5.3%)	—[H]	2 – 216 (34)	0 – 39 (24)

(A) Weighted by fair value of the portfolio.
(B) Projected annualized weighted average lifetime voluntary and involuntary prepayment rate using a prepayment vector.
(C) Projected percentage of residential mortgage loans in the pool for which the borrower will miss a mortgage payment.
(D) Percentage of voluntarily prepaid loans that are expected to be refinanced by the related servicer or subservicer, as applicable.
(E) Weighted average total mortgage servicing amount, in excess of the basic fee as applicable, measured in basis points ("bps"). As of December 31, 2023 and 2022, weighted average costs of subservicing of \$6.38 – \$7.08 (\$6.99) and \$6.80 – \$7.00 (\$6.90), respectively, per loan per month was used to value the agency MSRs. Weighted average costs of subservicing of \$7.50 – \$9.57 (\$9.16) and \$7.30 – \$17.20 (\$8.70), respectively, per loan per month was used to value the non-agency MSRs, including MSR Financing Receivables. Weighted average cost of subservicing of \$8.37 and \$8.30 – \$8.40 (\$8.30), respectively, per loan per month was used to value the Ginnie Mae MSRs.
(F) Weighted average maturity of the underlying residential mortgage loans in the pool.
(G) For certain pools, recapture rate represents the expected recapture rate with the successor subservicer appointed by NRM.
(H) Recapture is not considered a significant input for MSRs and MSR financing receivables.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

With respect to valuing the PHH-serviced MSRs and MSR financing receivables, which include a significant servicer advances receivable component, the cost of financing servicer advances receivable is assumed to be SOFR plus 4.1%.

As of December 31, 2023 and 2022, weighted average discount rates of 8.8% (range of 8.5% – 9.0%) and 8.3% (range of 8.0% – 8.5%), respectively, were used to value Rithm Capital's Excess MSRs (directly and through equity method investees). As of December 31, 2023 and 2022, weighted average discount rates of 8.5% (range of 7.9% – 10.8%) and 8.3% (range of 7.6% – 9.8%) were used to value Rithm Capital's MSRs and MSR financing receivables, respectively.

All of the assumptions listed have some degree of market observability, based on Rithm Capital's knowledge of the market, relationships with market participants and use of common market data sources. Rithm Capital uses assumptions that generate its best estimate of future cash flows for each investment in MSRs and Excess MSRs.

When valuing MSRs and Excess MSRs, Rithm Capital uses the following criteria to determine the significant inputs:

- Prepayment Rate: Prepayment rate projections are in the form of a "vector" that varies over the expected life of the pool. The prepayment vector specifies the percentage of the collateral balance that is expected to prepay voluntarily (i.e., pay off) and involuntarily (i.e., default) at each point in the future. The prepayment vector is based on assumptions that reflect macroeconomic conditions like home price appreciation, current level of interest rates as well as loan level factors such as the borrower's interest rate, FICO score, LTV ratio, debt-to-income ratio and vintage on a loan level basis. Rithm Capital considers historical prepayment experience associated with the collateral when determining this vector and also reviews industry research on the prepayment experience of similar loan pools. This data is obtained from remittance reports, market data services and other market sources.

- Delinquency Rates: For existing mortgage pools, delinquency rates are based on the recent pool-specific experience of loans that missed their latest mortgage payments. Delinquency rate projections are in the form of a "vector" that varies over the expected life of the pool. The delinquency vector specifies the percentage of the UPB that is expected to be delinquent each month. The delinquency vector is based on assumptions that reflect macroeconomic conditions, the historical delinquency rates for the pools and the underlying borrower characteristics such as the FICO score and LTV ratio. For the recapture agreements and recaptured loans, delinquency rates are based on the experience of similar loan pools originated by Rithm Capital's servicers and subservicers (our "Servicing Partners") and delinquency experience over the past year. Rithm Capital believes this time period provides a reasonable sample for projecting future delinquency rates while taking into account current market conditions. Additional consideration is given to loans that are expected to become 30 or more days delinquent.

- Recapture Rates: Recapture rates are based on actual average recapture rates experienced by Rithm Capital's Servicing Partners on similar residential mortgage loan pools. Generally, Rithm Capital looks to three to six months' worth of actual recapture rates, which it believes provides a reasonable sample for projecting future recapture rates while taking into account current market conditions. Recapture rate projections are in the form of a "vector" that varies over the expected life of the pool. The recapture vector specifies the percentage of the refinanced loans that have been recaptured within the pool by the servicer or subservicer. The recapture vector takes into account the nature and timeline of the relationship between the borrowers in the pool and the servicer or subservicer, the customer retention programs offered by the servicer or subservicer and the historical recapture rates.

- Mortgage Servicing Amount or Excess Mortgage Servicing Amount: For existing mortgage pools, mortgage servicing amount and excess mortgage servicing amount projections are based on the actual total mortgage servicing amount, in excess of a basic fee as applicable. For loans expected to be refinanced by the related servicer or subservicer and subject to a recapture agreement, Rithm Capital considers the mortgage servicing amount or excess mortgage servicing amount on loans recently originated by the related servicer over the past three months and other general market considerations. Rithm Capital believes this time period provides a reasonable sample for projecting future mortgage servicing amounts and excess mortgage servicing amounts while taking into account current market conditions.

- Discount Rate: The discount rates used by Rithm Capital are derived from market data on pricing of MSRs backed by similar collateral.

- Cost of subservicing: The costs of subservicing used by Rithm Capital are based on available market data for various loan types and delinquency statuses.

Rithm Capital uses different prepayment and delinquency assumptions in valuing the MSRs and Excess MSRs, relating to the original loan pools, the recapture agreements and the MSRs and Excess MSRs relating to recaptured loans. The prepayment rate and delinquency rate assumptions differ because of differences in the collateral characteristics, refinance potential and expected borrower behavior for original loans and loans which have been refinanced. The assumptions for recapture and discount rates when valuing MSRs and Excess MSRs and recapture agreements are based on historical recapture experience and market pricing.

The following table summarizes the estimated change in fair value of our interests in the Agency MSRs, owned as of December 31, 2023 given several parallel shifts in the discount rate, prepayment rate and delinquency rate (dollars in thousands):

Fair value at December 31, 2023	$ 5,333,013			
Discount rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 5,757,003	$ 5,537,037	$ 5,143,139	$ 4,966,298
Change in estimated fair value:				
Amount	$ 423,990	$ 204,024	$ (189,874)	$ (366,715)
Percentage	8.0 %	3.8 %	(3.6)%	(6.9)%
Prepayment rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 5,563,978	$ 5,443,232	$ 5,232,375	$ 5,138,726
Change in estimated fair value:				
Amount	$ 230,965	$ 110,219	$ (100,638)	$ (194,287)
Percentage	4.3 %	2.1 %	(1.9)%	(3.6)%
Delinquency rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 5,421,739	$ 5,380,879	$ 5,278,297	$ 5,217,507
Change in estimated fair value:				
Amount	$ 88,726	$ 47,866	$ (54,716)	$ (115,506)
Percentage	1.7 %	0.9 %	(1.0)%	(2.2)%

The following table summarizes the estimated change in fair value of our interests in the Non-Agency MSRs, including MSR financing receivables, owned as of December 31, 2023 given several parallel shifts in the discount rate, prepayment rate and delinquency rate (dollars in thousands):

Fair value at December 31, 2023	$	678,913						
Discount rate shift in %		-20%		-10%		10%		20%
Estimated fair value	$	748,078	$	711,922	$	648,681	$	620,917
Change in estimated fair value:								
Amount	$	69,165	$	33,009	$	(30,232)	$	(57,996)
Percentage		10.2 %		4.9 %		(4.5)%		(8.5)%
Prepayment rate shift in %		-20%		-10%		10%		20%
Estimated fair value	$	717,516	$	697,670	$	661,047	$	644,005
Change in estimated fair value:								
Amount	$	38,603	$	18,757	$	(17,866)	$	(34,908)
Percentage		5.7 %		2.8 %		(2.6)%		(5.1)%
Delinquency rate shift in %		-20%		-10%		10%		20%
Estimated fair value	$	712,026	$	696,250	$	660,167	$	640,286
Change in estimated fair value:								
Amount	$	33,113	$	17,337	$	(18,746)	$	(38,627)
Percentage		4.9 %		2.6 %		(2.8)%		(5.7)%

The following table summarizes the estimated change in fair value of our interests in the Ginnie Mae MSRs, owned as of December 31, 2023 given several parallel shifts in the discount rate, prepayment rate and delinquency rate (dollars in thousands):

Fair value at December 31, 2023	$ 2,394,012			
Discount rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 2,584,318	$ 2,485,472	$ 2,309,232	$ 2,230,420
Change in estimated fair value:				
Amount	$ 190,306	$ 91,460	$ (84,780)	$ (163,592)
Percentage	7.9 %	3.8 %	(3.5)%	(6.8)%
Prepayment rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 2,535,281	$ 2,460,736	$ 2,332,802	$ 2,277,856
Change in estimated fair value:				
Amount	$ 141,269	$ 66,724	$ (61,210)	$ (116,156)
Percentage	5.9 %	2.8 %	(2.6)%	(4.9)%
Delinquency rate shift in %	-20%	-10%	10%	20%
Estimated fair value	$ 2,568,437	$ 2,484,912	$ 2,297,211	$ 2,195,842
Change in estimated fair value:				
Amount	$ 174,425	$ 90,900	$ (96,801)	$ (198,170)
Percentage	7.3 %	3.8 %	(4.0)%	(8.3)%

Each of the preceding sensitivity analyses is hypothetical and is provided for illustrative purposes only. There are certain limitations inherent in the sensitivity analyses presented. In particular, the results are calculated by stressing a particular economic assumption independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might counteract or amplify the sensitivities. Also, changes in the fair value based on a 10% variation in an

(dollars in tables in thousands, except share data)

assumption generally may not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Servicer Advance Investments Valuation

Rithm Capital uses internal pricing models to estimate the future cash flows related to the servicer advance investments that incorporate significant unobservable inputs and include assumptions that are inherently subjective and imprecise. Rithm Capital's estimations of future cash flows include the combined cash flows of all of the components that comprise the servicer advance investments: existing advances, the requirement to purchase future advances, the recovery of advances and the right to the basic fee component of the related MSR. The factors that most significantly impact the fair value include (i) the rate at which the servicer advance balance changes over the term of the investment, (ii) the UPB of the underlying loans with respect to which Rithm Capital has the obligation to make advances and owns the basic fee component of the related MSR which, in turn, is driven by prepayment rates and (iii) the percentage of delinquent loans with respect to which Rithm Capital owns the basic fee component of the related MSR. The valuation technique is based on discounted cash flows. Significant inputs used in the valuations included the assumptions used to establish the aforementioned cash flows and discount rates that market participants would use in determining the fair values of servicer advance investments.

Significant increases (decreases) in the advance balance-to-UPB ratio, prepayment rate, delinquency rate, or discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. Generally, a change in the delinquency rate assumption is accompanied by a directionally similar change in the assumption used for the advance balance-to-UPB ratio.

The following table summarizes certain information regarding the ranges and weighted averages of significant inputs used in valuing the servicer advance investments, including the basic fee component of the related MSRs:

	Significant Inputs					
	Outstanding Servicer Advances to UPB of Underlying Residential Mortgage Loans	Prepayment Rate(A)	Delinquency	Mortgage Servicing Amount(B)	Discount Rate	Collateral Weighted Average Maturity (Years)(C)
December 31, 2023	1.1% – 2.1% (2.1%)	2.8% – 4.5% (4.4%)	3.3% – 25.8% (25.3%)	18.2 – 19.9 (19.8) bps	6.2% – 6.7% (6.2%)	21.8
December 31, 2022	1.2% – 2.2% (2.1%)	3.4% – 4.6% (4.6%)	3.4% – 19.6% (19.1%)	18.0 – 19.8 (19.8) bps	5.7% – 6.2% (5.7%)	21.9

(A) Projected annual weighted average lifetime voluntary and involuntary prepayment rate using a prepayment vector.
(B) Mortgage servicing amount is net of 10.8 bps and 10.8 bps which represent the amounts Rithm Capital paid its servicers as a monthly servicing fee as of December 31, 2023 and 2022, respectively.
(C) Weighted average maturity of the underlying residential mortgage loans in the pool.

The valuation of the servicer advance investments also takes into account the performance fee paid to the servicer, which in the case of the Buyer is based on its equity returns and therefore is impacted by relevant financing assumptions such as LTV ratio and interest rate as well as advance-to-UPB ratio. All of the assumptions listed have some degree of market observability, based on Rithm Capital's knowledge of the market, relationships with market participants, and use of common market data sources. The prepayment rate, the delinquency rate and the advance-to-UPB ratio projections are in the form of "curves" or "vectors" that vary over the expected life of the underlying mortgages and related servicer advances. Rithm Capital uses assumptions that generate its best estimate of future cash flows for each Servicer Advance Investment, including the basic fee component of the related MSR.

When valuing servicer advance investments, Rithm Capital uses the following criteria to determine the significant inputs:

- Servicer advance balance: Servicer advance balance projections are in the form of a "vector" that varies over the expected life of the residential mortgage loan pool. The servicer advance balance projection is based on assumptions that reflect factors such as the borrower's expected delinquency status, the rate at which delinquent borrowers re-perform or

(dollars in tables in thousands, except share data)

become current again, servicer modification offer and acceptance rates, liquidation timelines and the servicers' stop advance and clawback policies.

- Prepayment Rate: Prepayment rate projections are in the form of a "vector" that varies over the expected life of the pool. The prepayment vector specifies the percentage of the collateral balance that is expected to prepay voluntarily (i.e. pay off) and involuntarily (i.e. default) at each point in the future. The prepayment vector is based on assumptions that reflect macroeconomic conditions and factors such as the borrower's FICO score, LTV ratio, debt-to-income ratio and vintage on a loan level basis. Rithm Capital considers collateral-specific prepayment experience when determining this vector.

- Delinquency Rates: For existing mortgage pools, delinquency rates are based on the recent pool-specific experience of loans that missed recent mortgage payment(s) as well as loan- and borrower-specific characteristics such as the borrower's FICO score, the LTV ratio, debt-to-income ratio, occupancy status, loan documentation, payment history and previous loan modifications. Rithm Capital believes the time period utilized provides a reasonable sample for projecting future delinquency rates while taking into account current market conditions.

- Mortgage Servicing Amount: Mortgage servicing amounts are contractually determined on a pool-by-pool basis. Rithm Capital projects the weighted average mortgage servicing amount based on its projections for prepayment rates.

- SOFR: The performance-based incentive fees on Mr. Cooper-serviced servicer advance investments portfolios are driven by SOFR-based factors. The SOFR curves used are widely used by market participants as reference rates for many financial instruments.

- Discount Rate: The discount rates used by Rithm Capital are derived from market data on pricing of MSRs backed by similar collateral and the advances made thereon.

Real Estate and Other Securities Valuation

Rithm Capital's real estate and other securities valuation methodology and results are detailed below. Treasury securities are valued using market-based prices published by the U.S. Department of the Treasury and are classified as Level 1.

			Fair Value			
Asset Type	**Outstanding Face Amount**	**Amortized Cost Basis**	**Multiple Quotes(A)**	**Single Quote(B)**	**Total**	**Level**
December 31, 2023						
Agency	$ 8,590,260	$ 8,417,025	$ 8,533,130	$ —	$ 8,533,130	2
Non-Agency	19,020,432	1,194,391	990,646	233,888	1,224,534	3
Total	$ 27,610,692	$ 9,611,416	$ 9,523,776	$ 233,888	$ 9,757,664	
December 31, 2022						
Agency	$ 7,463,522	$ 7,290,473	$ 7,338,417	$ —	$ 7,338,417	2
Non-Agency	17,907,412	947,346	950,846	14	950,860	3
Total	$ 25,370,934	$ 8,237,819	$ 8,289,263	$ 14	$ 8,289,277	

(A) Rithm Capital generally obtains pricing service quotations or broker quotations from two sources, one of which is generally the seller (the party that sold Rithm Capital the security) for Non-Agency securities. Rithm Capital evaluates quotes received, determines one as being most representative of fair value and does not use an average of the quotes. Even if Rithm Capital receives two or more quotes on a particular security that come from non-selling brokers or pricing services, it does not use an average because it believes using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases, for Non-Agency securities, there is a wide disparity between the quotes Rithm Capital receives. Rithm Capital believes using an average of the quotes in these cases would not represent the fair value of the asset. Based on Rithm Capital's own fair value analysis, it selects one of the quotes which is believed to more accurately reflect fair value. Rithm Capital has not adjusted any of the quotes received in the periods presented. These quotations are generally received via email and contain disclaimers which state that they are "indicative" and not "actionable" — meaning that the party giving the quotation is not bound to purchase the security at the quoted price. Rithm Capital's investments in Agency RMBS are classified within Level

(dollars in tables in thousands, except share data)

2 of the fair value hierarchy because the market for these securities is very active and market prices are readily observable.

The third-party pricing services and brokers engaged by Rithm Capital (collectively, "valuation providers") use either the income approach or the market approach, or a combination of the two, in arriving at their estimated valuations of securities. Valuation providers using the market approach generally look at prices and other relevant information generated by market transactions involving identical or comparable assets. Valuation providers using the income approach create pricing models that generally incorporate such assumptions as discount rates, expected prepayment rates, expected default rates and expected loss severities. Rithm Capital has reviewed the methodologies utilized by its valuation providers and has found them to be consistent with GAAP requirements. In addition to obtaining multiple quotations, when available, and reviewing the valuation methodologies of its valuation providers, Rithm Capital creates its own internal pricing models for Level 3 securities and uses the outputs of these models as part of its process of evaluating the fair value estimates it receives from its valuation providers. These models incorporate the same types of assumptions as the models used by the valuation providers, but the assumptions are developed independently. These assumptions are regularly refined and updated at least quarterly by Rithm Capital and reviewed by its valuation group, which is separate from its investment acquisition and management group, to reflect market developments and actual performance.

For 46.8% and 50.4% of Non-Agency securities as of December 31, 2023 and December 31, 2022, respectively, the ranges and weighted averages of assumptions used by Rithm Capital's valuation providers are summarized in the table below. The assumptions used by Rithm Capital's valuation providers with respect to the remainder of Non-Agency securities were not readily available.

	Fair Value	Discount Rate	Prepayment Rate(a)	CDR(b)	Loss Severity(c)
December 31, 2023	$ 572,604	4.1% – 33.5% (6.2%)	0.0% – 20.0% (11.3%)	0.0% – 8.0% (1.1%)	0.0% – 45.0% (20.6%)
December 31, 2022	$ 479,406	3.5% – 15.0% (6.5%)	0.0% – 25.0% (11.1%)	0.0% – 12.0% (0.6%)	0.0% – 88.0% (10.3%)

(a) Represents the annualized rate of the prepayments as a percentage of the total principal balance of the pool.
(b) Represents the annualized rate of the involuntary prepayments (defaults) as a percentage of the total principal balance of the pool.
(c) Represents the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding balance of the loans in default.

(B) Rithm Capital was unable to obtain quotations from more than one source on these securities.

Residential Mortgage Loans Valuation

Rithm Capital, through its Mortgage Company, originates residential mortgage loans that it intends to sell into Fannie Mae, Freddie Mac and Ginnie Mae mortgage-backed securitizations. Residential mortgage loans held-for-sale, at fair value are typically pooled together and sold into certain exit markets, depending upon underlying attributes of the loan, such as agency eligibility, product type, interest rate and credit quality. The Mortgage Company also originates Non-qualified residential mortgage ("Non-QM") loans that do not meet the qualified mortgage rules per the CFPB that it intends to sell to private investors. Residential mortgage loans held-for-sale, at fair value are valued using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from market observable inputs, Rithm Capital classifies these valuations as Level 2 in the fair value hierarchy. Originated residential mortgage loans held-for-sale for which there is little to no observable trading activity of similar instruments are valued using Level 3 measurements based upon (i) internal pricing models to forecast loan level cash flows using inputs such as default rates, prepayments speeds and discount rates, or (ii) consensus pricing (broker quotes) or historical sale transactions for similar loans.

Residential mortgage loans held-for-sale, at fair value also includes nonconforming seasoned mortgage loans acquired and identified for securitization, which are valued using internal pricing models to forecast loan level cash flows based on a potential securitization exit using inputs such as default rates, prepayments speeds and discount rates, and may include

(dollars in tables in thousands, except share data)

adjustments based on consensus pricing (broker quotes). Residential mortgage loans held-for-investment, at fair value include nonconforming seasoned mortgage loans acquired and not identified for sale or securitization, which are valued using internal pricing models to forecast loan level cash flows using inputs such as default rates, prepayments speeds and discount rates, and may include adjustments based on consensus pricing (broker quotes). As the internal pricing models are based on certain unobservable inputs, Rithm Capital classifies these valuations as Level 3 in the fair value hierarchy.

For non-performing loans, asset liquidation cash flows are derived based on the estimated time to liquidate the loan, the estimated value of the collateral, expected costs and estimated home price levels. Estimated cash flows for both performing and non-performing loans are discounted at yields considered appropriate to arrive at a reasonable exit price for the asset. Rithm Capital classifies these valuations as Level 3 in the fair value hierarchy.

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing residential mortgage loans held-for-sale, at fair value classified as Level 3 as of December 31, 2023:

Performing Loans	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
Acquired loans	$ 45,545	7.9% – 8.3% (8.2%)	2.0% – 9.8% (5.9%)	1.3% – 5.9% (2.3%)	12.6% – 57.4% (29.0%)
Originated loans[(A)]	33,249	7.3%	8.9%	3.6%	20.7%
Residential mortgage loans held-for-sale, at fair value	$ 78,794				

Non-Performing Loans	Fair Value	Discount Rate	Annual change in home prices	Liquidation Timeline (in years)	Current Value of Underlying Properties
Acquired loans	$ 18,944	7.7% – 8.2% (8.1%)	3.5% – 7.2% (5.9%)	5.5 – 11.0 (6.5)	235.7% – 896.0% (297.0%)
Originated loans[(A)]	7,049	7.3%	N/A	7.6	N/A
Residential mortgage loans held-for-sale, at fair value	$ 25,993				

(A) Includes inputs for 55.5% and 70.6% of originated performing and non-performing loans, respectively, classified as Level 3. The remainder of performing and non-performing loans were priced using dealer price quotes and historical sale transactions for similar loans with a range of 50.7% - 100.0% (85.7%).

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing residential mortgage loans held-for-sale, at fair value classified as Level 3 as of December 31, 2022:

Performing Loans	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
Acquired	$ 52,467	8.5% – 8.7% (8.5%)	9.3% – 11.4% (9.7%)	4.3% – 8.3% (5.0%)	20.0% – 37.1% (24.1%)
Originated	183,985	N/A	N/A	N/A	N/A
Residential mortgage loans held-for-sale, at fair value	$ 236,452				

Non-Performing Loans	Fair Value	Discount Rate	Annual change in home prices	Liquidation Timeline (in years)	Current Value of Underlying Properties
Acquired	$ 20,759	8.7% – 55.9% (9.0%)	33.2% – 55.9% (40.7%)	2.2 – 3.8 (2.8)	191.6% – 260.6% (214.5%)
Originated	4,166	N/A	N/A	N/A	N/A
Residential mortgage loans held-for-sale, at fair value	$ 24,925				

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing residential mortgage loans held-for-investment, at fair value classified as Level 3:

(dollars in tables in thousands, except share data)

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
December 31, 2023	$ 379,044	7.9% – 8.3% (8.1%)	2.9% – 3.5% (3.2%)	1.4% – 5.9% (4.3%)	24.4% – 57.4% (46.1%)
December 31, 2022	$ 452,519	3.8% – 8.7% (8.5%)	9.3% – 16.3% (12.3%)	0.1% – 13.7% (6.7%)	23.2% – 55.0% (40.3%)

Consumer Loans Valuation

Consumer loans are valued using internal discounted cash flow pricing models with inputs such as default rates, prepayments speeds and discount rates. The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing consumer loans held-for-investment, at fair value classified as Level 3 as of December 31, 2023:

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity[(A)]
SpringCastle	$ 285,632	8.4% – 9.4% (8.6%)	9.7% – 37.3% (17.0%)	1.7% – 7.1% (4.8%)	82.5% - 100.0% (93.3%)
Marcus	988,373	9.5%	22.5%	6.2%	93.0%
Consumer loans held-for-investment, at fair value	$ 1,274,005				

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing consumer loans held-for-investment, at fair value classified as Level 3 as of December 31, 2022:

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity[(A)]
SpringCastle	$ 363,756	8.3% – 9.3% (8.6%)	6.8% – 33.2% (28.7%)	0.0% – 7.1% (4.3%)	89.4% – 100.0% (94.7%)

(A) Loss severity is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of realized loss relative to the outstanding loan balance in default.

Mortgage Loans Receivable Valuation

Rithm Capital classifies mortgage loans receivable as Level 3 in the fair value hierarchy. The estimated fair value of originated loans approximates carrying value as most are variable-rate that reprice frequently and with minimal credit risk and severity risk. Acquired mortgage loans receivable are valued using internal pricing models to forecast cash flows with inputs such as default rates, prepayments speeds and discount rates, and may include adjustments based on consensus pricing (broker quotes). The following table summarizes certain information regarding the weighted averages of inputs used in valuing acquired mortgage loans receivable, at fair value classified as Level 3:

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
December 31, 2023	$ 114,366	11.0%	—%	1.8% – 2.5% (2.2%)	25.0%

Rithm Capital has securitized certain mortgage loans receivable which are held as part of a CFE. A CFE is a variable interest entity that holds financial assets, issues beneficial interests in those assets and has no more than nominal equity, and the beneficial interests have contractual recourse only to the related assets of the CFE. GAAP allows entities to elect to measure both the financial assets and financial liabilities of the CFE using the more observable of the fair value of the financial assets and the fair value of the financial liabilities of the CFE. Rithm Capital has elected the fair value option for initial and subsequent recognition of the debt issued by its consolidated securitization trust and has determined that the consolidated securitization trust meets the definition of a CFE. See Note 21 for further discussion regarding VIEs and securitization trusts. Rithm Capital determined the inputs to the fair value measurement of the financial liabilities of its CFE to be more observable than those of the financial assets and, as a result, has used the fair value of the financial liabilities of the CFE to measure the fair value of the financial assets of the CFE. The fair value of the debt issued by the CFE is typically valued using external pricing data, which includes third-party valuations. The securitized mortgage loans receivable, which are assets of the CFE, are

(dollars in tables in thousands, except share data)

included in mortgage loans receivable, at fair value, on the Company's Consolidated Balance Sheets. The debt issued by the CFE is included in Secured Notes and Bonds Payable on the Company's Consolidated Balance Sheets. Unrealized gain (loss) from changes in fair value of the debt issued by the CFE is included in other income (loss), net in the Company's Consolidated Statements of Operations. The securitized mortgage loans receivable and the debt issued by the Company's CFE are both classified as Level 2.

Derivatives and Hedging Valuation

Rithm Capital enters into economic hedges including interest rate swaps, caps and TBAs, which are categorized as Level 2 in the valuation hierarchy. Rithm Capital generally values such derivatives using quotations, similarly to the method of valuation used for Rithm Capital's other assets that are classified as Level 2 in the fair value hierarchy. Treasury short sales are valued using market-based prices published by the U.S. Department of the Treasury and classified as Level 1.

As a part of the mortgage loan origination business, Rithm Capital enters into forward loan sale and securities delivery commitments, which are valued based on observed market pricing for similar instruments and therefore, are classified as Level 2. In addition, Rithm Capital enters into IRLCs, which are valued using internal pricing models (i) incorporating market pricing for instruments with similar characteristics, (ii) estimating the fair value of the servicing rights expected to be recorded at sale of the loan and (iii) adjusting for anticipated loan funding probability. Both the fair value of servicing rights expected to be recorded at the date of sale of the loan and anticipated loan funding probability are significant unobservable inputs and therefore, IRLCs are classified as Level 3 in the fair value hierarchy.

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing IRLCs:

	Fair Value	Loan Funding Probability	Fair Value of Initial Servicing Rights (bps)
December 31, 2023	$ 23,804	0.0% – 100.0% (80.8%)	7.0 – 331.3 (210.5)
December 31, 2022	$ 8,786	0.0% – 100.0% (82.5%)	(150.2) – 324.6 (185.6)

Asset-Backed Securities Issued

As of December 31, 2023 and December 31, 2022, Rithm Capital was the primary beneficiary of the SCFT 2020-A securitization and the SCFT 2020-A securitization, SAFT 2013-1 securitization and MDST Trusts, respectively. Rithm Capital's Consolidated Balance Sheet includes the asset-backed securities issued by the applicable securitizations and trusts. Rithm Capital elected the fair value option for the securities and valued them consistently with Non-Agency securities described above.

The following table summarizes certain information regarding the ranges and weighted averages of inputs used in valuing asset-backed securities issued:

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
December 31, 2023	$ 235,770	6.0%	17.0%	4.8%	93.3%
December 31, 2022	$ 319,486	3.3% – 6.3% (6.1%)	13.7% – 21.8% (21.3%)	0.1% – 4.2% (3.9%)	44.0% – 94.7% (91.6%)

Notes Receivable and Loans Receivable

From time to time, Rithm Capital purchases notes and loans receivable that are generally collateralized by commercial real estate assets. Rithm Capital generally uses internal discounted cash flow pricing models to estimate the fair value of notes and loans receivable. Due to the fact that the fair value of Rithm Capital's notes and loans receivable are based significantly on unobservable inputs, these are classified as Level 3 in the fair value hierarchy.

(dollars in tables in thousands, except share data)

Future cash flows are generally estimated using contractual economic terms as well as significant unobservable inputs such as the underlying collateral performance. Other significant unobservable inputs include discount rates which estimate the market participants' required rates of return.

The following table summarizes certain information regarding the carrying value and significant inputs used in valuing Rithm Capital's notes and loans receivable:

	Fair Value	Discount Rate
December 31, 2023		
Notes Receivable(A)	$ 398,227	N/A
Loans Receivable	31,323	12.6 %
Total / weighted average	$ 429,550	
December 31, 2022		
Notes Receivable	$ —	N/A
Loans Receivable	94,401	16.1 %
Total / weighted average	$ 94,401	

(A) On November 16, 2023, Rithm Capital acquired $429.2 million face value of notes receivable for a purchase price of $365.0 million. Given the proximity to year-end, Rithm Capital determined the notes cost basis approximates fair value of $365.0 million.

Consolidated Funds

Investments of consolidated funds include investments held by Sculptor's consolidated structured alternative investment solution. The investments of the consolidated structured alternative investment solution that the Company manages are measured at fair value using the NAV per share practical expedient.

The following table summarizes the fair value of the investments by fund type and ability to redeem such investments as of December 31, 2023:

Fund Type(A)	Fair Value	Redemption Frequency	Redemption Notice Period
Open-ended	$ 228,698	Monthly - Annually(B)	30 days - 90 days(B)
Close-ended	$ 93,158	None(C)	N/A
Total	$ 321,856		

(A) The structured alternative investment solution invests in both open-ended and close-ended funds. The investments in each fund may represent investments in a particular tranche of such fund subject to different withdrawal rights.
(B) $164.1 million of investments are subject to an initial lock-up period of three years during which time withdrawals or redemptions are limited. Once the lock-up period ends, the investments can be redeemed with the frequency noted above.
(C) 100% of these investments cannot be redeemed, as distributions will be received as the underlying assets are liquidated, which is expected to be approximately 6 to 9 years from inception.

As of December 31, 2023, the structured alternative investment solution had unfunded commitments of $70.2 million related to the investments presented in the table above, which will be funded by capital within the consolidated funds from its underlying open-ended funds and liquid assets.

Notes payable of consolidated funds of $218.2 million as of December 31, 2023 are valued using independent pricing services and are classified as Level 3. The Company performs analytical procedures and compares independent pricing service valuations to other vendors' pricing as applicable. The Company also performs due diligence reviews on independent pricing services on an annual basis and performs other due diligence procedures as may be deemed necessary. The Company measures

(dollars in tables in thousands, except share data)

the financial liabilities of its consolidated entity based on the fair value of the financial assets of the consolidated entity, as the Company believes the fair value of the financial assets is more observable.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances, such as when there is evidence of impairment. For residential mortgage loans held-for-sale and foreclosed real estate accounted for as REO, Rithm Capital applies the lower of cost or fair value accounting and may be required, from time to time, to record a nonrecurring fair value adjustment. Upon the occurrence of certain events, the Company re-measures the fair value of long-lived assets, including property, plant and equipment, SFR Properties, operating lease ROU assets, intangible assets and goodwill, if an impairment or observable price adjustment is recognized in the current period.

As of December 31, 2023 and 2022, assets measured at fair value on a nonrecurring basis were $84.8 million and $102.3 million, respectively. The $84.8 million of assets at December 31, 2023 include approximately $78.9 million of residential mortgage loans held-for-sale and $5.9 million of REO. The $102.3 million of assets at December 31, 2022 include approximately $91.8 million of residential mortgage loans held-for-sale and $10.5 million of REO. The fair value of Rithm Capital's residential mortgage loans, held-for-sale is estimated based on a discounted cash flow model analysis using internal pricing models and is categorized within Level 3 of the fair value hierarchy.

The following table summarizes the inputs used in valuing these residential mortgage loans:

	Fair Value and Carrying Value	Discount Rate	Weighted Average Life (Years)(A)	Prepayment Rate	CDR(B)	Loss Severity(C)
December 31, 2023						
Performing loans	$ 57,038	6.1% – 8.3% (8.1%)	5.0 – 7.9 (5.9)	2.0% – 6.6% (3.7%)	2.6% – 5.9% (3.1%)	30.5% – 57.4% (37.3%)
Non-performing loans	21,839	7.7% – 9.1% (8.5%)	4.3 – 11.0 (5.7)	2.5% – 2.9% (2.7%)	1.4% – 13.9% (6.8%)	24.4% – 44.4% (32.9%)
Total / weighted average	$ 78,877	8.2%	5.8	3.4%	4.2%	36.1%
December 31, 2022						
Performing loans	$ 72,595	5.3% – 8.7% (8.5%)	5.0 – 7.2 (5.2)	9.3% – 11.4% (9.4%)	4.3% – 8.3% (4.5%)	20.0% – 37.1% (23.9%)
Non-performing loans	19,219	8.7% – 9.1% (8.9%)	2.2 – 3.8 (2.9)	16.3% – 31.1% (24.6%)	13.7% – 27.5% (21.5%)	39.5% – 39.8% (39.6%)
Total / weighted average	$ 91,814	8.6%	4.7	12.6%	8.0%	27.2%

(A) The weighted average life is based on the expected timing of the receipt of cash flows.
(B) Represents the annualized rate of the involuntary prepayments (defaults) as a percentage of the total principal balance.
(C) Loss severity is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of realized loss relative to the outstanding loan balance in default.

The fair value of REO is estimated using a broker's price opinion discounted based upon Rithm Capital's experience with actual liquidation values and, therefore, is categorized within Level 3 of the fair value hierarchy. These discounts to the broker price opinion generally range from 10% – 25% (weighted average of 22%), depending on the information available to the broker.

The total change in the recorded value of assets for which a fair value adjustment has been included in the Consolidated Statements of Operations for the year ended December 31, 2023 consists of a valuation allowance of $1.9 million for residential mortgage loans and a reversal of valuation allowance of $1.7 million for REO.

The total change in the recorded value of assets for which a fair value adjustment has been included in the Consolidated Statements of Operations for the year ended December 31, 2022 consists of a reversal of valuation allowance of $8.3 million for residential mortgage loans and a reversal of valuation allowance of $0.7 million for REO.

21. VARIABLE INTEREST ENTITIES

In the normal course of business, Rithm Capital enters into transactions with SPEs, which primarily consist of trusts established for a limited purpose. The SPEs have been formed for the purpose of transactions in which the Company transfers assets into an SPE in return for various forms of debt obligations supported by those assets. In these transactions, the Company typically receives cash and/or other interests in the SPE as proceeds for the transferred assets. The Company retains the right to service the transferred receivables. The Company evaluates its interests in each SPE for classification as a VIE.

VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could be potentially significant to the VIE.

To assess whether Rithm Capital has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, Rithm Capital considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying (i) the activities that most significantly impact the VIE's economic performance and (ii) which party, if any, has power over those activities. To assess whether Rithm Capital has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, Rithm Capital considers all of its economic interests and applies judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. When an SPE meets the definition of a VIE and the Company determines that it is the primary beneficiary, the Company includes the SPE in its consolidated financial statements.

For certain consolidated VIEs, Rithm Capital has elected to account for the assets and liabilities of these entities as CFEs. A CFE is a variable interest entity that holds financial assets and issues beneficial interests in those assets, and these beneficial interests have contractual recourse only to the related assets of the CFE. Accounting guidance under GAAP for CFEs allows companies to elect to measure both the financial assets and financial liabilities of a CFE using the more observable of the fair value of the financial assets or fair value of the financial liabilities. The net equity in an entity accounted for under the CFE election effectively represents the fair value of the beneficial interests Rithm Capital owns in the entity.

Consolidated VIEs

Advance Purchaser

Rithm Capital, through a taxable wholly-owned subsidiary, is the managing member of Advance Purchaser and owned approximately 89.3% of Advance Purchaser as of December 31, 2023 and is deemed to be the primary beneficiary of Advance Purchaser as a result of its ability to direct activities that most significantly impact the economic performance of the entities and its ownership of a significant equity investment. See Note 7 for details.

Newrez Joint Ventures

A wholly-owned subsidiary of Newrez, Newrez Ventures LLC (formerly known as Shelter Mortgage Company LLC) ("Newrez Ventures"), is a mortgage originator specializing in retail originations. Newrez Ventures operates its business through a series of joint ventures ("Newrez Joint Ventures") and is deemed to be the primary beneficiary of the joint ventures as a result of its ability to direct activities that most significantly impact the economic performance of the entities and its ownership of a significant equity investment.

(dollars in tables in thousands, except share data)

Residential Mortgage Loans

We securitize, sell and service residential mortgage loans. Securitization transactions typically involve the use of VIEs and are accounted for either as sales or as secured financings. Certain of these activities may involve SPEs which, by their nature, are deemed to be VIEs.

We sell pools of conforming mortgage loans through GSE and Ginnie Mae sponsored programs with servicing retained. The Company has several financing vehicles in the form of mortgage loan participation and sale agreements with financial institutions, or Purchasers, to sell pools of agency residential mortgage loans.

Newrez Mortgage Participant LLC, NPF Trust EBO I and Newrez Trust II were formed to acquire, receive, participate, hold, release and dispose of participation interests in certain of Newrez's residential mortgage loans held-for-sale ("MLHFS PC"). These facilities transfer the MLHFS PC in exchange for cash. Newrez is the primary beneficiary of the VIE and therefore consolidates the SPE. The transferred MLHFS PC is classified on the Consolidated Balance Sheets as residential mortgage loans, held-for-sale and the related warehouse credit facility liabilities as part of Secured Financing Agreements. Newrez retains the risks and benefits associated with the assets transferred to the SPEs.

Mortgage-Backed Securitization

In May 2021, Newrez issued $750.0 million in notes through a securitization facility (the "2021-1 Securitization Facility") that bear interest at 30-day SOFR plus a margin. The 2021-1 Securitization Facility is secured by newly originated, first-lien, fixed- and adjustable-rate residential mortgage loans eligible for purchase by the GSEs and Ginnie Mae. Through a master repurchase agreement, Newrez sells its originated residential mortgage loans to the 2021-1 Securitization Facility, which then issues notes to third party qualified investors, with Newrez retaining the trust certificate. The loans serve as collateral with the proceeds from the note issuance ultimately financing the originations. The 2021-1 Securitization Facility will terminate on the earlier of (i) the three-year anniversary of the initial closing date, (ii) the Company exercising its right to optional prepayment in full or (iii) a repurchase triggering event. The Company determined it is the primary beneficiary of the 2021-1 Securitization Facility as it has both (i) the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Consumer Loan Companies

Rithm Capital has a co-investment in a portfolio of consumer loans held through the Consumer Loan Companies. As of December 31, 2023, Rithm Capital owns 53.5% of the limited liability company interests in and consolidates the Consumer Loan Companies.

On September 25, 2020, certain entities comprising the Consumer Loan Companies, in a private transaction, issued $663.0 million of asset-backed notes ("SCFT 2020-A") securitized by a portfolio of consumer loans.

The Consumer Loan Companies consolidate certain entities that issued securitized debt collateralized by the consumer loans (the "Consumer Loan SPVs"). The Consumer Loan SPVs are VIEs of which the Consumer Loan Companies are the primary beneficiaries.

Mortgage Loans Receivable

In March 2022, Rithm Capital formed a securitization facility that issued securitized debt collateralized by mortgage loans receivable (the "2022-RTL1 Securitization"). In addition to pass-through certificates sold to third parties, Rithm Capital acquired all of the residual tranche certificate, which bears no interest, for $20.9 million. Rithm Capital evaluated the purchased residual tranche certificate as a variable interest in the trust and concluded that the residual tranche certificate will absorb a majority of the trust's expected losses or receive a majority of the trust's expected residual returns. Rithm Capital also concluded that the securitization's asset manager, a wholly-owned subsidiary of Rithm Capital, has the ability to direct activities that could impact the trust's economic performance. As a result, Rithm Capital consolidates the trust. As of December 31, 2023, the 2022-RTL1 Securitization consists of a pool of performing, adjustable-rate and fixed-rate, interest-only, mortgage loans (construction, renovation and bridge), secured by a first lien or a first and second lien on a non-owner

(dollars in tables in thousands, except share data)

occupied mortgaged property with original terms to maturity of up to 36 months, with an aggregate UPB of approximately $353.6 million and an aggregate principal limit of approximately $461.2 million.

Consolidated Funds

In the ordinary course of business, Sculptor sponsors the formation of consolidated funds that are considered VIEs. The Company consolidates certain VIEs for which it is the primary beneficiary either directly or indirectly through a consolidated entity. The assets of these consolidated funds may only be used to settle obligations of these entities and are not available to creditors of the Company. The investors in these consolidated funds have no recourse against the assets of the Company. There is no recourse to the Company for the consolidated funds' liabilities.

Sculptor consolidates a structured alternative investment solution, which issued notes in the aggregate principal amount of $350.0 million, of which approximately $127.8 million were retained by Sculptor and eliminated in consolidation. The retained notes consists of $20.0 million Class A notes, $20.0 million of Class C notes and $87.8 million of subordinated notes. As of December 31, 2023, the consolidated notes payable due to third party had fair value of $218.2 million.

The structured alternative investment solution entered into a $52.5 million credit facility maturing March 18, 2025. The credit facility is capped at $20.0 million of total borrowing capacity per quarter, bearing interest of SOFR plus margin of 3.00%. The facility is also subject to an annual 1.15% unused commitment fee. As of December 31, 2023, the consolidated funds have not drawn on the facility.

See Note 19 and 20 regarding the financing and fair value measurements of consolidated funds, respectively.

(dollars in tables in thousands, except share data)

The tables below present the carrying value and classification of the assets and liabilities of consolidated VIEs on the Consolidated Balance Sheets:

December 31, 2023	Advance Purchaser	Newrez Joint Ventures	Residential Mortgage Loans	Consumer Loan Companies	Mortgage Loans Receivable	Consolidated Funds	Total
Assets							
Servicer advance investments, at fair value	$ 367,803	$ —	$ —	$ —	$ —	$ —	$ 367,803
Residential mortgage loans, held-for-sale, at fair value	—	—	1,112,097	—	—	—	1,112,097
Consumer loans	—	—	—	285,632	—	—	285,632
Mortgage loans receivable	—	—	—	—	353,594	—	353,594
Cash and cash equivalents	5,381	18,159	—	—	—	—	23,540
Restricted cash	8,273	—	6,113	6,301	7,572	—	28,259
Other assets	9	688	—	4,325	4,531	340,929	350,482
Total Assets	$ 381,466	$ 18,847	$ 1,118,210	$ 296,258	$ 365,697	$ 340,929	$ 2,521,407
Liabilities							
Secured notes and bonds payable[(A)]	274,404	—	996,845	235,770	318,998	—	1,826,017
Accrued expenses and other liabilities	2,606	2,240	5,382	1,507	372	219,920	232,027
Total Liabilities	$ 277,010	$ 2,240	$ 1,002,227	$ 237,277	$ 319,370	$ 219,920	$ 2,058,044
December 31, 2022							
Assets							
Servicer advance investments, at fair value	$ 387,675	$ —	$ —	$ —	$ —	$ —	$ 387,675
Residential mortgage loans, held-for-investment, at fair value	—	—	22,699	—	—	—	22,699
Residential mortgage loans, held-for-sale, at fair value	—	—	844,000	—	—	—	844,000
Consumer loans	—	—	—	363,756	—	—	363,756
Mortgage loans receivable	—	—	—	—	349,975	—	349,975
Cash and cash equivalents	34,084	28,404	23,473	—	—	—	85,961
Restricted cash	7,433	—	7,547	6,652	9,368	—	31,000
Other assets	9	1,026	165,975	5,253	(238)	—	172,025
Total Assets	$ 429,201	$ 29,430	$ 1,063,694	$ 375,661	$ 359,105	$ —	$ 2,257,091
Liabilities							
Secured financing agreements[(A)]	—	—	51,325	—	—	—	51,325
Secured notes and bonds payable[(A)]	313,093	—	768,959	299,498	312,918	—	1,694,468
Accrued expenses and other liabilities	1,928	4,306	25,381	1,144	349	—	33,108
Total Liabilities	$ 315,021	$ 4,306	$ 845,665	$ 300,642	$ 313,267	$ —	$ 1,778,901

(A) The creditors of the VIEs do not have recourse to the general credit of Rithm Capital, and the assets of the VIEs are not directly available to satisfy Rithm Capital's obligations.

(dollars in tables in thousands, except share data)

Non-Consolidated VIEs

The following table summarizes the carrying value of the Company's unconsolidated real estate bonds retained pursuant to required risk retention regulations which reflects the Company's maximum exposure to loss, as well as the UPB of transferred loans. These bonds are grouped and presented as part of real estate and other securities on the Consolidated Balance Sheets:

	As of and for the Year Ended December 31,	
	2023	**2022**
Residential mortgage loan UPB and other collateral	$ 10,901,751	$ 12,035,403
Weighted average delinquency[(A)]	4.20%	4.70%
Net credit losses	$ 163,125	$ 139,908
Face amount of debt held by third parties[(B)]	$ 9,857,607	$ 11,050,277
Carrying value of bonds retained by Rithm Capital[(C)(D)]	$ 963,953	$ 933,189
Cash flows received by Rithm Capital on these bonds	$ 155,972	$ 214,941

(A) Represents the percentage of the UPB that is 60+ days delinquent.
(B) Excludes bonds retained by Rithm Capital.
(C) Includes bonds retained pursuant to required risk retention regulations.
(D) Classified within Level 3 of the fair value hierarchy as the valuation is based on certain unobservable inputs including discount rate, prepayment rates and loss severity. See Note 20 for details on unobservable inputs.

The following table summarizes the Company's involvement with VIEs that are not consolidated related to the asset management business. The Company's involvement is generally limited to providing asset management services and, in certain cases, investments in the VIEs. The maximum exposure to loss represents the potential loss of current investments or income and fees receivables from these entities, as well as the obligation to repay unearned revenues, primarily incentive income subject to clawback, in the event of any future fund losses, as well as unfunded commitments to certain funds that are VIEs. The Company does not provide, nor is it required to provide, any type of non-contractual financial or other support to its VIEs that are not consolidated beyond its share of capital commitments.

	As of and for the Year Ended December 31,	
	2023	**2022**
Net assets of unconsolidated VIEs in which the Company has a variable interest	$ 12,782,124	$ —
Maximum risk of loss as a result of the Company's involvement with unconsolidated VIEs:		
Unearned income and fees	37,468	—
Income and fees receivable	43,250	—
Investments	533,026	—
Unfunded commitments[(A)]	207,575	—
Maximum Exposure to Loss	$ 821,319	$ —

(A) Includes commitments from certain employees and executive managing directors in the amounts of $97.5 million and $0.0 million as of December 31, 2023 and December 31, 2022, respectively.

(dollars in tables in thousands, except share data)

The following table summarizes the carrying value of the Company's unconsolidated commercial real estate projects which reflects the Company's maximum exposure to loss. See Note 23 regarding certain guarantees provided in connection with the investments. These investments are grouped and presented as part of Equity investments within other assets on the Consolidated Balance Sheets:

	December 31,	
	2023	2022
Carrying value of commercial real estate held within unconsolidated VIEs	$ 66,652	$ —
Carrying value of Rithm Capital's investments in unconsolidated commercial real estate VIEs	$ 29,210	$ —

Noncontrolling Interests

Noncontrolling interests represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Rithm Capital. These interests are related to noncontrolling interests in consolidated entities that hold Rithm Capital's servicer advance investments (Note 7), the Newrez Joint Ventures, (Note 9), consumer loans (Note 10) and Sculptor.

Others' interests in the equity of consolidated subsidiaries is computed as follows:

	December 31, 2023			December 31, 2022		
	Total Consolidated Equity	Others' Ownership Interest	Interest in Equity of Consolidated Subsidiary	Total Consolidated Equity	Others' Ownership Interest	Interest in Equity of Consolidated Subsidiary
Advance Purchaser[(A)]	$ 104,458	10.7 %	$ 11,157	$ 114,180	10.7 %	$ 12,193
Newrez Joint Ventures	$ 16,607	49.5 %	$ 8,220	$ 25,124	49.5 %	$ 12,437
Consumer Loan Companies	$ 72,361	46.5 %	$ 33,748	$ 91,263	46.5 %	$ 42,437

Others' interests in the net income (loss) is computed as follows:

	Year Ended December 31,								
	2023			2022			2021		
	Net income (loss)	Others' ownership interest as a percent of total	Others' interest in net income (loss) of consolidated subsidiaries	Net income (loss)	Others' ownership interest as a percent of total	Others' interest in net income (loss) of consolidated subsidiaries	Net income (loss)	Others' ownership interest as a percent of total	Others' interest in net income (loss) of consolidated subsidiaries
Advance Purchaser[(A)]	$ 7,978	10.7 %	$ 852	$ 26,685	10.7 %	$ 2,850	$ (13,937)	12.9 %	$ (1,800)
Newrez Joint Ventures	$ 1,174	49.5 %	$ 581	$ 5,487	49.5 %	$ 2,716	$ 22,839	49.5 %	$ 11,298
Consumer Loan Companies	$ 14,235	46.5 %	$ 6,619	$ 49,892	46.5 %	$ 23,200	$ 51,307	46.5 %	$ 23,858

(A) Rithm Capital owned 89.3% of Advance Purchaser as of the years ended December 31, 2023, 2022 and 2021.

Noncontrolling interests related to Sculptor represents the ownership interests in certain funds held by entities or persons other than the Company. These interests substantially relate to interests held by employees in real estate funds managed by the Company adjusted for their capital activity and allocated earnings in such funds. The employees' portion of carried interest is expensed and recorded within compensation and benefits on the Consolidated Statements of Operations, and therefore excluded in the calculation of noncontrolling interests. As of December 31, 2023, others' interest in the net equity of consolidated subsidiaries related to Sculptor was $41.0 million.

(dollars in tables in thousands, except share data)

22. EQUITY AND EARNINGS PER SHARE

Equity and Dividends

Rithm Capital's certificate of incorporation authorizes 2.0 billion shares of common stock, par value $0.01 per share, and 100.0 million shares of preferred stock, par value $0.01 per share.

On August 5, 2022, Rithm Capital entered into a Distribution Agreement to sell shares of its common stock, par value $0.01 per share (the "ATM Shares"), having an aggregate offering price of up to $500.0 million, from time to time, through an "at-the-market" equity offering program (the "ATM Program"). No share issuances were made for the year ended December 31, 2023 under the ATM Program.

In December 2022, Rithm Capital's board of directors authorized the repurchase of up to $200.0 million of its common stock and $100.0 million of its preferred stock through December 31, 2023. The objective of the stock repurchase program was to seek flexibility to return capital when deemed accretive to shareholders. Repurchases could be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. During the year ended December 31, 2023, we did not repurchase any shares of our common stock or our preferred stock.

On February 5, 2024, our board of directors renewed the stock repurchase program (see Note 27).

Purchases and sales of Rithm Capital's securities by the Company's officers and directors are subject to the Rithm Capital Corp. Insider Trading Compliance Policy.

The table below summarizes preferred shares:

	Number of Shares		Liquidation Preference(A)				Dividends Declared per Share		
	December 31,						Year Ended December 31,		
Series	2023	2022	2023	2022	Issuance Discount	Carrying Value(B)	2023	2022	2021
Series A, 7.50% issued July 2019(C)	$ 6,200	$ 6,200	$ 155,002	$ 155,002	3.15 %	$ 149,822	$ 1.88	$ 1.88	$ 1.88
Series B, 7.125% issued August 2019(C)	11,261	11,261	281,518	281,518	3.15 %	272,654	1.78	1.78	1.78
Series C, 6.375% issued February 2020(C)	15,903	15,903	397,584	397,584	3.15 %	385,289	1.59	1.59	1.59
Series D, 7.00% issued September 2021(D)	18,600	18,600	465,000	465,000	3.15 %	449,489	1.75	1.75	0.72
Total	$ 51,964	$ 51,964	$1,299,104	$1,299,104		$1,257,254	$ 7.00	$ 7.00	$ 5.97

(A) Each series has a liquidation preference or par value of $25.00 per share.
(B) Carrying value reflects par value less discount and issuance costs.
(C) Fixed-to-floating rate cumulative redeemable preferred.
(D) Fixed-rate reset cumulative redeemable preferred.

On December 12, 2023, Rithm Capital's board of directors declared fourth quarter 2023 preferred dividends of $0.47 per share of Series A, $0.45 per share of Series B, $0.40 per share of Series C and $0.44 per share of the 7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferred Stock (the "Series D"), or approximately $2.9 million, $5.0 million, $6.3 million and $8.1 million, respectively.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

Common dividends have been declared as follows:

| | | Per Share | |
| | | **Quarterly Dividend** | **Total Amounts Distributed (millions)** |
Declaration Date	**Payment Date**		
September 22, 2022	October 2022	0.25	118.4
December 15, 2022	January 2023	0.25	118.6
March 17, 2023	April 2023	0.25	120.8
June 23, 2023	July 2023	0.25	120.8
September 14, 2023	October 2023	0.25	120.8
December 12, 2023	January 2024	0.25	120.8

Common Stock Purchase Warrants

During the second quarter of 2020, the Company issued warrants (the "2020 Warrants") in conjunction with the issuance of a term loan, which was fully repaid in the third quarter of 2020, that provided the holders the right to acquire, subject to anti-dilution adjustments, up to 43.4 million shares of the Company's common stock in the aggregate. The 2020 Warrants were exercisable in cash or on a cashless basis, were set to expire on May 19, 2023 and were exercisable, in whole or in part, at any time or from time to time after September 19, 2020 at the following prices (subject to certain anti-dilution adjustments): approximately 24.6 million shares of common stock at $6.11 per share and approximately 18.9 million shares of common stock at $7.94 per share. As of December 31, 2023, no warrants remained outstanding.

The table below summarizes the 2020 Warrants activity in 2023:

| | Number of Warrants (in millions) | | Adjusted Weighted Average Exercise Price (per share) |
	Initial	**Adjusted[(A)]**	
December 31, 2022	22.4	25.6	6.1
Granted	—	—	—
Exercised[(B)]	(22.4)	(25.6)	6.1
Expired	—	—	—
December 31, 2023	—	—	

(A) Reflects the incremental number of additional common stock issuable upon exercise of warrants in accordance with the warrant agreement.
(B) The warrants were exercised on a cashless basis, using the market price of the Company's common stock on February 17, 2023, which was the last trading day preceding the date of exercise of the warrants, resulting in the issuance of approximately 9.3 million shares of the Company's common stock on February 23, 2023.

Option Plan

The following table summarizes outstanding options for the periods presented:

| | December 31, | |
	2023	**2022**
Held by the Former Manager	21,471,990	21,471,990
Issued to the independent directors	2,000	5,000
Total	21,473,990	21,476,990

(dollars in tables in thousands, except share data)

The following table summarizes outstanding options as of December 31, 2023. The last sales price on the New York Stock Exchange for Rithm Capital's common stock for the year ended December 31, 2023 was $10.68 per share.

Recipient	Date of Grant/ Exercise(A)	Number of Unexercised Options	Options Exercisable as of December 31, 2023	Weighted Average Exercise Price(B)	Intrinsic Value of Exercisable Options as of December 31, 2023 (millions)
Directors	Various	2,000	2,000	$ 10.70	$ —
Former Manager	2017	1,130,916	1,130,916	12.84	—
Former Manager	2018	5,320,000	5,320,000	15.57	—
Former Manager	2019	6,351,000	6,351,000	14.95	—
Former Manager	2020	1,619,739	1,619,739	16.30	—
Former Manager	2021	7,050,335	6,861,363	9.36	9.05
Outstanding		21,473,990	21,285,018		

(A) Options expire on the tenth anniversary from date of grant.
(B) The exercise prices are subject to adjustment in connection with return of capital dividends.

The following table summarizes activity in outstanding options:

	Number of Options	Weighted Average Exercise Price
December 31, 2021	21,478,990	
Granted	—	$ —
Exercised	—	—
Expired	(2,000)	13.20
December 31, 2022	21,476,990	
Granted	—	—
Exercised	—	—
Expired	(3,000)	14.24
December 31, 2023	21,473,990	See table above

Share-Based Compensation

On May 25, 2023, Rithm Capital's stockholders adopted the Rithm Capital Corp. 2023 Omnibus Incentive Plan (the "2023 Plan"), which became effective as of May 25, 2023. The 2023 Plan replaced Rithm Capital's Nonqualified Stock Option and Incentive Award Plan, which became effective on May 15, 2013, was amended and restated as of November 4, 2014 and as of February 16, 2023 and expired by its terms on April 29, 2023 (the "2013 Plan"). Any stock-based awards issued under the 2013 Plan will continue to be subject to the terms and provisions of the 2013 Plan applicable to such awards. The Company may grant stock-based compensation to its officers and other employees and non-employee directors for the purpose of providing incentives and rewards for service or performance. Stock-based awards issued under the 2023 Plan include RSU and PSU awards and RSAs and may include other forms of equity-based compensation. RSU and PSU awards are an agreement to issue an equivalent number of shares of the Company's common stock, plus any equivalent shares for dividends declared on the Company's common stock, at the time the award vests. RSAs and RSU awards vest over a specified requisite service period. PSU awards vest over a specified service period subject to achieving long-term performance criteria.

Shares underlying RSU and PSU awards are issued when the awards vest. Statutory tax withholding obligations may be covered via (i) election of a cash payment, (ii) net settlement of the applicable shares of stock underlying the RSUs or PSUs, (iii) a broker assisted sale process or (iv) any such other method approved by Rithm Capital. If applicable, the fair value of shares withheld for tax withholdings is recorded as a reduction to additional paid-in capital.

(dollars in tables in thousands, except share data)

The Company measures and recognizes compensation expense for all stock-based payment awards made to employees and non-employee directors based on their fair value. The fair value of granted awards is determined based on the closing price of the Company's common stock on the date of grant of the awards. Stock-based compensation is recorded within Compensation and benefits in the Consolidated Statements of Operations and corresponding recording within Additional paid-in-capital in the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders' Equity. For RSUs and RSAs, compensation expense is recognized using the accelerated attribution model over the vesting period. For PSU awards, the Company estimates the probability that the performance criteria will be achieved and recognizes compensation expense only for those awards expected to vest using the accelerated attribution model. The Company reevaluates its estimate each reporting period and recognizes a cumulative effect adjustment to expense if estimates change from the prior period. The Company does not estimate forfeiture rates but rather adjusts for forfeitures in the periods in which they occur. For RSUs and PSUs, the Company provides dividend equivalents for any dividends that are paid out during the period in between grant date and the date the shares are delivered upon vesting.

In February 2023 and December 2023, the Company granted RSU awards to employees with a grant date fair value of $11.6 million and $34.7 million, respectively, which vest ratably over a three-year period and two-year period, respectively. In February 2023, the Company also granted PSU awards to employees, which vest at the end of a three-year period provided that specified performance criteria are met. The fair value of the PSU awards granted during the year ended December 31, 2023 as of the grant date was $23.1 million, assuming the maximum levels of performance are achieved.

The table below summarizes the Company's awards granted, forfeited or vested under the 2013 Plan and the 2023 Plan during the year ended December 31, 2023:

	Number of Shares				Weighted-Average Grant Date Price		
	RSAs	RSUs	PSUs	Total	RSAs	RSUs	PSUs
Unvested Shares at December 31, 2022	578,034	—	—	578,034	$ 8.65	$ —	$ —
Granted	—	4,442,741	2,430,658	6,873,399	—	10.41	9.52
Accrued RSU and PSU dividend equivalents[(A)]	—	204,703	262,582	467,285	—	10.41	9.52
Vested	(192,678)	—	—	(192,678)	8.65	—	—
Forfeited	—	(23,003)	(46,006)	(69,009)	—	9.52	9.52
Unvested Shares at December 31, 2023[(A)]	385,356	4,624,441	2,647,234	7,657,031			

(A) Number of PSUs assumes maximum levels of performance are achieved for outstanding unvested PSU awards.

For the year ended December 31, 2023, total stock-based compensation expenses recorded was $12.9 million. For the year ended December 31, 2023 for the RSU and PSU awards, there were no performance adjustments for actual performance achieved relative to the maximum and no vested shares. The fair value of the RSU and PSU awards forfeited during the year ended December 31, 2023 was $0.6 million. For the year ended December 31, 2023 for the RSAs, the fair value of vested shares after consideration of net settlement of the vested shares for tax withholding purposes was $0.7 million, and there were no forfeited shares.

At December 31, 2023, aggregate unrecognized compensation cost for all unvested RSA, RSU and PSU awards was $61.3 million (assuming maximum levels of performance are achieved), which is expected to be recognized over a weighted-average period of 2.4 years.

Long-Term Incentive Plan

In November 2023, the Company established a Long-Term Incentive Plan ("LTIP") to provide incentive for the continued service of Sculptor employees. The number of profit units that are authorized for issuance under the LTIP is 1,000,000 ("Profit Units").

(dollars in tables in thousands, except share data)

The Profit Units have an end date of December 31, 2028 ("End Date") that vest subject to continued employment over a period of time set forth in the applicable award agreement and the achievement of a specified minimum performance internal rate of return ("IRR") hurdle. The Profit Units' service condition is satisfied in three equal installments on each of the third, fourth and fifth anniversaries of the grant date. Once vested, each Profit Unit represents a right to participate in distributions from Sculptor in accordance with a distribution waterfall dependent on the achieved performance IRR and the value realized by the Company in a monetization event or the End Date, whichever is earlier. In case of a monetization event or End Date, the vested awards are settled in cash.

Profit Units are liability classified equity-based awards due to a cash settlement feature. As such, the fair value of these awards is initially determined at the date of grant and is remeasured at each reporting period until settlement. Compensation expense is recognized on an accelerated basis (i.e. each tranche is recognized over its respective service period), over the requisite service period to the extent the performance condition is met or deemed probable. The requisite service period for these awards was estimated to be 5 years at the time of the grant.

During the year ended December 31, 2023, the Company awarded Profit Units with a grant date fair value of $21.7 million. For the year ended 2023, the Company recorded equity-based compensation expense on Profit Units of $1.2 million presented within compensation and benefits in the Consolidated Statements of Operations. As of December 31, 2023, the share-based compensation liability related to the Profit Units was $1.2 million presented within accrued expenses and other liabilities in the Consolidated Balance Sheets. As of December 31, 2023, there was $20.5 million of estimated unrecognized compensation expense related to unvested Profit Units where it is probable that the performance condition will be met with a weighted-average amortization period of 2.88 years.

Earnings Per Share

Rithm Capital is required to present both basic and diluted earnings per share ("EPS"). Basic EPS is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the additional dilutive effect, if any, of common stock equivalents during each period.

The following table summarizes the basic and diluted earnings per share calculations:

	Year Ended December 31,		
	2023	2022	2021
Net income (loss)	$ 630,674	$ 983,285	$ 805,582
Noncontrolling interests in income of consolidated subsidiaries	8,417	28,766	33,356
Dividends on preferred stock	89,579	89,726	66,744
Net income (loss) attributable to common stockholders	$ 532,678	$ 864,793	$ 705,482
Basic weighted average shares of common stock outstanding	481,934,951	468,836,718	451,276,742
Dilutive effect of stock options, restricted stock, common stock purchase warrants, RSUs and PSUs(A)(B)	1,781,764	12,799,407	16,388,264
Diluted weighted average shares of common stock outstanding	483,716,715	481,636,125	467,665,006
Basic earnings (loss) per share attributable to common stockholders	$ 1.11	$ 1.84	$ 1.56
Diluted earnings (loss) per share attributable to common stockholders	$ 1.10	$ 1.80	$ 1.51

(A) Stock options, and common stock purchase warrants that could potentially dilute basic earnings per share in the future were not included in the computation of diluted earnings per share for the periods where they were out-of-the money or a loss has been recorded because they would have been anti-dilutive for the period presented. There were no anti-dilutive common stock purchase warrants for all periods presented.

(B) RSU and PSU awards were included to the extent dilutive and issuable under the relevant performance measures.

(dollars in tables in thousands, except share data)

23. COMMITMENTS AND CONTINGENCIES

Litigation — Rithm Capital is or may become, from time to time, involved in various disputes, litigation and regulatory inquiry and investigation matters that arise in the ordinary course of business. Given the inherent unpredictability of these types of proceedings, it is possible that future adverse outcomes could have a material adverse effect on its business, financial position or results of operations. Rithm Capital is not aware of any unasserted claims that it believes are material and probable of assertion where the risk of loss is expected to be reasonably possible.

Rithm Capital is, from time to time, subject to inquiries by government entities. Rithm Capital currently does not believe any of these inquiries would result in a material adverse effect on Rithm Capital's business.

In 2023, in connection with the Sculptor Acquisition, litigation was filed against Sculptor alleging, among other things, that Sculptor's board of directors (the "Sculptor Board") and the special committee of the Sculptor Board, violated their fiduciary duties and sought, among other things, to enjoin the transaction with Rithm Capital. An agreement was reached in principle by the parties to settle all claims of the litigation. The parties executed and filed the Stipulation and Agreement of Settlement, Compromise and Release in connection with the settlement, pending a final hearing for the settlement.

Indemnifications — In the normal course of business, Rithm Capital and its subsidiaries enter into contracts that contain a variety of representations and warranties and that provide general indemnifications. Rithm Capital's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against Rithm Capital that have not yet occurred. However, based on its experience, Rithm Capital expects the risk of material loss to be remote.

Capital Commitments — As of December 31, 2023, Rithm Capital had outstanding capital commitments related to investments in the following investment types (also refer to Note 6 for MSR investment commitments and to Note 27 for additional capital commitments entered into subsequent to December 31, 2023, if any):

- *MSRs and Servicer Advance Investments* — Rithm Capital and, in some cases, third-party co-investors agreed to purchase future servicer advances related to certain Non-Agency residential mortgage loans. In addition, Rithm Capital's subsidiaries, NRM and the Mortgage Company, are generally obligated to fund future servicer advances related to the loans they are obligated to service. The actual amount of future advances purchased will be based on (i) the credit and prepayment performance of the underlying loans, (ii) the amount of advances recoverable prior to liquidation of the related collateral and (iii) the percentage of the loans with respect to which no additional advance obligations are made. The actual amount of future advances is subject to significant uncertainty. See Notes 6 and 7 for discussion on Rithm Capital's MSRs and servicer advance investments, respectively.

- *Mortgage Origination Reserves* — The Mortgage Company currently originates, or has in the past originated, conventional, government-insured and nonconforming residential mortgage loans for sale and securitization. The GSEs or Ginnie Mae guarantee conventional and government insured mortgage securitizations and mortgage investors issue nonconforming private label mortgage securitizations while the Mortgage Company generally retains the right to service the underlying residential mortgage loans. In connection with the transfer of loans to the GSEs or mortgage investors, the Mortgage Company makes representations and warranties regarding certain attributes of the loans and, subsequent to the sale, if it is determined that a sold loan is in breach of these representations and warranties, the Mortgage Company generally has an obligation to cure the breach. If the Mortgage Company is unable to cure the breach, the purchaser may require the Mortgage Company to repurchase the loan.

  In addition, as issuers of Ginnie Mae guaranteed securitizations, the Mortgage Company holds the right to repurchase loans that are at least 90 days' delinquent from the securitizations at their discretion. Loans in forbearance that are three or more consecutive payments delinquent are included as delinquent loans permitted to be repurchased. While the Mortgage Company is not obligated to repurchase the delinquent loans, the Mortgage Company generally exercises its respective option to repurchase loans that will result in an economic benefit. As of December 31, 2023, Rithm Capital's estimated liability associated with representations and warranties and Ginnie Mae repurchases was $51.7 million and $1.8 billion, respectively. See Note 6 for information on regarding the right to repurchase delinquent loans from Ginnie Mae securities and mortgage origination.

- *Residential Mortgage Loans* — As part of its investment in residential mortgage loans, Rithm Capital may be required to outlay capital. These capital outflows primarily consist of advance escrow and tax payments, residential

(dollars in tables in thousands, except share data)

maintenance and property disposition fees. The actual amount of these outflows is subject to significant uncertainty. See Note 9 for information regarding Rithm Capital's residential mortgage loans.

- *Consumer Loans* — The Consumer Loan Companies have invested in loans with an aggregate of $176.6 million of unfunded and available revolving credit privileges as of December 31, 2023. However, under the terms of these loans, requests for draws may be denied and unfunded availability may be terminated at Rithm Capital's discretion.

- *SFR Properties* — Crowne Property Acquisitions, LLC, a wholly-owned subsidiary of Rithm Capital, executed a purchase and sales agreement with Lennar Homes of Texas Land and Construction, LTD., a subsidiary of Lennar Corporation, to purchase 371 SFR properties, which shall be delivered in phased takedowns, at an estimated aggregate purchase price of $95.6 million, which is payable subject to the phased takedown schedule. The purchased homes are currently under construction, and all of the homes are expected to be delivered by the end of the third quarter of 2024. As of December 31, 2023, 152 SFR properties have been delivered to Rithm Capital pursuant to this arrangement.

- *Mortgage Loans Receivable* — Genesis and Rithm Capital had commitments to fund up to $591.5 million and $3.6 million, respectively, of additional advances on existing mortgage loans as of December 31, 2023. These commitments are generally subject to loan agreements with covenants regarding the financial performance of the customer and other terms regarding advances that must be met before Genesis or Rithm Capital funds the commitments.

- *Equity Investments* — As part of its investment commitment in certain commercial real estate projects, Rithm Capital is required to fund its pro rata share of future capital contributions subject to certain limitations.

- *Fund Commitments* — The Company, through Sculptor, has unfunded capital commitments of $207.6 million to certain funds Sculptor manages, of which $70.2 million relates to commitments of Sculptor's consolidated structured alternative investment solution. The remaining $137.4 million relates to commitments of Sculptor to unconsolidated funds. Approximately $97.5 million of Sculptor's commitments will be funded by contributions to Sculptor from certain employees and executive managing directors. Sculptor expects to fund these commitments over approximately the next 5 years. Sculptor has guaranteed these commitments in the event any executive managing director fails to fund any portion when called by the fund. Sculptor has historically not funded any of these commitments and does not expect to in the future, as these commitments are expected to be funded by Sculptor's executive managing directors individually.

Non-Recourse Carve-Out, Construction Completion, Environmental and Carry Guarantees – In connection with investments in two commercial real estate projects, Rithm Capital provided certain limited guarantees to the senior lender on the projects related to non-recourse carve outs, completion, environmental, and carry costs of the projects. The actual amount that could be called under the guarantees is subject to significant uncertainty.

Environmental Costs — As an investor in and owner of commercial and residential real estate, Rithm Capital is subject to potential environmental costs. At December 31, 2023, Rithm Capital is not aware of any environmental concerns that would have a material adverse effect on its consolidated financial position or results of operations.

Debt Covenants — Certain of the Company's debt obligations are subject to loan covenants and event of default provisions, including event of default provisions triggered by certain specified declines in Rithm Capital's equity or a failure to maintain a specified tangible net worth, liquidity or indebtedness to tangible net worth ratio. Refer to Note 19.

(dollars in tables in thousands, except share data)

24. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, *Related Party Disclosure*, for the identification of related parties and disclosure of related party transactions. A party is considered to be related to us if the party, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include principal owners, management and directors, as well as members of their immediate families or any other parties with which we may deal if one party to a transaction controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Loan Agreement

In July 2023, Rithm Capital entered into an agreement that holds a limited partnership interest in a commercial real estate development project. Rithm Capital's limited partnership interest is accounted for under the equity method and is recorded within other assets on the Consolidated Balance Sheets. Concurrently, Genesis entered into a loan agreement in the amount of $86.4 million with a term of 36 months unless otherwise extended with the entity. This loan is included in Mortgage Loans Receivable, at fair value on Rithm Capital's Consolidated Balance Sheets.

Due from Related Parties

Amounts due from related parties relate primarily to amounts due from the funds for expenses paid on their behalf. These amounts are reimbursed to the Company on an ongoing basis.

Management Fees and Incentive Income Earned from Related Parties and Waived Fees

The Company, through Sculptor, earns substantially all of its management fees and incentive income from the funds, which are considered related parties as Sculptor manages the operations of and makes investment decisions for these funds.

As of December 31, 2023, approximately $665.1 million of the Company's AUM represented investments by Sculptor, its current executive managing directors, employees and certain other related parties in Sculptor's funds. As of December 31, 2023, approximately 49% of these AUM were not charged management fees or incentive income.

Investment in Structured Alternative Investment Solution

In the first quarter of 2022, Sculptor closed on a $350.0 million structured alternative investment solution, a collateralized financing vehicle consolidated by Sculptor. Sculptor invested approximately $127.8 million in the vehicle. See Note 20 and Note 21 for additional details on the structured alternative investment solution.

(dollars in tables in thousands, except share data)

25. INCOME TAXES

Income tax (benefit) expense consists of the following:

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 5,030	$ 4,253	$ 5,556
State and local	416	4,096	1,470
Foreign	377	—	—
Total current income tax expense (benefit)	$ 5,823	$ 8,349	$ 7,026
Deferred:			
Federal	76,380	227,825	130,696
State and local	39,430	43,342	20,504
Foreign	526	—	—
Total deferred income tax expense (benefit)	116,336	271,167	151,200
Total income tax expense (benefit)	$ 122,159	$ 279,516	$ 158,226

Rithm Capital intends to qualify as a REIT for each of its tax years through December 31, 2023. A REIT is generally not subject to U.S. federal corporate income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Rithm Capital operates various business segments, including origination and servicing, asset management and our investment portfolio, through TRSs that are subject to regular corporate income taxes, which have been provided for in the provision for income taxes, as applicable. Refer to Note 4 for further details.

The decrease in income tax expense for the year ended December 31, 2023 is primarily driven by current and deferred tax expense resulting from changes in the fair value of MSRs, and swaps held within taxable entities, offset by income generated by the origination and servicing and asset management business segments.

The increase in income tax expense for the year ended December 31, 2022 is primarily driven by current and deferred tax expense resulting from changes in the fair value of MSRs and swaps held within taxable entities, as well as income generated by the servicing business segment.

As part of the Sculptor Acquisition, Rithm Capital acquired a net deferred tax asset of $305.0 million, primarily composed of net operating losses and tax deductible goodwill. As of December 31, 2023, Sculptor recorded a net deferred tax asset of $279.0 million, which is reported within other assets in the Consolidated Balance Sheets. As of December 31, 2023, Rithm Capital recorded a net deferred tax liability of $801.9 million, primarily composed of deferred tax liabilities generated through the deferral of gains from residential mortgage loans sold by the origination business and changes in fair value of MSRs, loans and swaps held within taxable entities, which is reported within accrued expenses and other liabilities in the Consolidated Balance Sheets.

(dollars in tables in thousands, except share data)

The difference between Rithm Capital's reported provision for income taxes and the U.S. federal statutory rate of 21.0% is as follows:

	December 31,		
	2023	2022	2021
Provision at the statutory rate	21.00 %	21.00 %	21.00 %
Non-taxable REIT income	(11.14)%	(3.36)%	(7.38)%
State and local taxes	3.71 %	4.05 %	3.86 %
Foreign taxes	0.21 %	— %	— %
Change in state tax rate	1.14 %	— %	— %
Return to provision	— %	— %	(1.10)%
Change in valuation allowance	0.82 %	— %	— %
Other	0.74 %	0.44 %	0.05 %
Total provision	16.48 %	22.13 %	16.43 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are presented below:

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating losses and tax credit carryforwards[(A)]	$ 169,907	$ 23,627
Basis differences related to assets and investments	90,395	32,447
Goodwill	202,023	26,289
Fixed Asset Depreciation	2,536	—
Accrued expenses	47,086	44,572
Other	5,822	1,573
Total deferred tax assets	517,769	128,508
Less: valuation allowance	(34,563)	—
Net deferred tax assets	$ 483,206	$ 128,508
Deferred tax liabilities:		
Mortgage servicing rights	$ (923,311)	$ (791,691)
Basis differences related to assets and investments	(81,061)	(26,832)
Fixed asset depreciation	—	(19,302)
Other	(1,672)	(2,538)
Total deferred tax (liability)	$ (1,006,044)	$ (840,363)
Net deferred tax assets (liability)	$ (522,838)	$ (711,855)

(A) As of December 31, 2023, Rithm Capital's TRSs had approximately $610.4 million of net operating loss carryforwards for federal and state income tax purposes which may be available to offset future taxable income, if and when it arises. Approximately, $420.9 million of federal and state net operating losses are subject to an annual Internal Revenue Code Section 382 limitation. The federal and state net operating loss carryforwards will begin to expire between 2027 and 2042. The utilization of the net operating loss carryforwards to reduce future income taxes will depend on the TRSs ability to generate sufficient taxable income prior to the expiration of the carryforward period.

(dollars in tables in thousands, except share data)

The following table presents changes in the Company's deferred tax asset valuation allowance for the periods indicated:

	December 31,		
	2023	**2022**	**2021**
Sculptor Acquisition (Note 3)	32,340	—	—
Net change	2,223	—	—
Ending Balance	34,563	—	—

In assessing the realizability of deferred tax assets, Rithm Capital considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. As of December 31, 2023, the Company has recorded a valuation allowance of $34.6 million related to Sculptor's foreign income tax credits with limited carryforward period available, as well as, Sculptor's Federal and New York State and City net operating losses, which are limited pursuant to Internal Revenue Code Section 382 as a result of the Company's acquisition of Sculptor. The net increase in the valuation allowance relates primarily to New York state rate changes.

Rithm Capital and its TRSs file income tax returns with the U.S. federal government and various state and local jurisdictions. Generally, Rithm Capital is no longer subject to tax examinations by tax authorities for tax years ended prior to December 31, 2020. Rithm Capital recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of operations. As of December 31, 2023, Rithm Capital has no material uncertainties to be recognized. Rithm Capital does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

Common stock distributions were taxable as follows:

Year	Dividends per Share	Ordinary Income	Long-Term Capital Gain	Return of Capital
2023[(A)]	$ 1.25	100.00 %	— %	— %
2022[(B)]	$ 0.41	41.47 %	— %	58.53 %
2021[(C)]	$ 0.50	58.84 %	— %	41.16 %

(A) The entire $0.25 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2023.
(B) The entire $0.25 per share dividend declared in December 2022 and paid in January 2023 is treated as received by stockholders in 2023.
(C) The entire $0.25 per share dividend declared in December 2021 and paid in January 2022 is treated as received by stockholders in 2022.

Series A Preferred stock distributions were as follows:

Year	Dividends per Share	Ordinary Income	Long-Term Capital Gain	Return of Capital
2023[(A)]	$ 1.88	100 %	— %	— %
2022[(B)]	$ 1.88	100 %	— %	— %
2021[(C)]	$ 1.88	100 %	— %	— %

(A) The entire $0.47 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024.
(B) The entire $0.47 per share dividend declared in December 2022 and paid in January 2023 is treated as received by stockholders in 2023.
(C) The entire $0.47 per share dividend declared in December 2021 and paid in January 2022 is treated as received by stockholders in 2022.

RITHM CAPITAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables in thousands, except share data)

Series B Preferred stock distributions were as follows:

Year		Dividends per Share	Ordinary Income	Long-Term Capital Gain	Return of Capital
2023[(A)]	$	1.78	100 %	— %	— %
2022[(B)]	$	1.78	100 %	— %	— %
2021[(C)]	$	1.78	100 %	— %	— %

(A)   The entire $0.45 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024.
(B)   The entire $0.45 per share dividend declared in December 2022 and paid in January 2023 is treated as received by stockholders in 2023.
(C)   The entire $0.45 per share dividend declared in December 2021 and paid in January 2022 is treated as received by stockholders in 2022.

Series C Preferred stock distributions were as follows:

Year		Dividends per Share	Ordinary Income	Long-Term Capital Gain	Return of Capital
2023[(A)]	$	1.59	100 %	— %	— %
2022[(B)]	$	1.59	100 %	— %	— %
2021[(C)]	$	1.59	100 %	— %	— %

(A)   The entire $0.40 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024.
(B)   The entire $0.40 per share dividend declared in December 2022 and paid in January 2023 is treated as received by stockholders in 2023.
(C)   The entire $0.40 per share dividend declared in December 2021 and paid in January 2022 is treated as received by stockholders in 2022.

Series D Preferred stock distributions were as follows:

Year		Dividends per Share	Ordinary Income	Long-Term Capital Gain	Return of Capital
2023[(A)]	$	1.75	100 %	— %	— %
2022[(B)]	$	1.75	100 %	— %	— %
2021[(C)]	$	0.28	100 %	— %	— %

(A)   The entire $0.44 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024.
(B)   The entire $0.44 per share dividend declared in December 2022 and paid in January 2023 is treated as received by stockholders in 2023.
(C)   The entire $0.28 per share dividend declared in December 2021 and paid in January 2022 is treated as received by stockholders in 2022.

(dollars in tables in thousands, except share data)

26. ASSET MANAGEMENT REVENUES

Rithm Capital acquired Sculptor on November 17, 2023 as part of its strategy to expand its asset management capabilities (Note 3).

The following table presents the composition of asset management revenues:

	Year Ended December 31,		
	2023(A)	2022	2021
Management fees	$ 29,465	$ —	$ —
Incentive income	50,804	—	—
Other asset management revenue	2,412	—	—
Total asset management revenues	$ 82,681	$ —	$ —

(A) Income recognized as revenues after acquisition of Sculptor for the period of November 17, 2023 to December 31, 2023.

The following table presents the composition of the Company's income and fees receivable through Sculptor:

	December 31, 2023	December 31, 2022
Management fees receivable	$ 23,757	$ —
Incentive income receivable	35,377	—
Total income and fees receivable	$ 59,134	$ —

The Company recognizes management fees over the period in which the performance obligation is satisfied, and such management fees are generally recognized at the end of each reporting period. The Company records incentive income when it is probable that a significant reversal of income will not occur. The majority of management fees and incentive income receivable at each balance sheet date is generally collected during the following quarter.

The following table presents the Company's unearned income and fees through Sculptor:

	December 31, 2023	December 31, 2022
Unearned management fees	$ 1	$ —
Unearned incentive income	37,467	—
Total unearned income and fees	$ 37,468	$ —

A liability for unearned incentive income is generally recognized when Sculptor receives incentive income distributions from its funds, primarily its real estate funds, whereby the distributions received have not yet met the recognition threshold of being probable that a significant reversal of cumulative revenue will not occur. A liability for unearned management fees is generally recognized when management fees are paid to Sculptor on a quarterly basis in advance, based on the amount of AUM at the beginning of the quarter.

27. SUBSEQUENT EVENTS

These financial statements include a discussion of material events that have occurred subsequent to December 31, 2023 (referred to as "subsequent events") through the issuance of these consolidated financial statements. Events subsequent to that date have not been considered in these financial statements.

On February 5, 2024, our board of directors approved a stock repurchase program authorizing the repurchase of up to $200.0 million of our common stock and $100.0 million of our preferred stock for the period from January 1, 2024 through December 31, 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financing Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *2013 Internal Control-Integrated Framework*.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Management's evaluation of internal control over financial reporting excluded the internal control activities of Sculptor, which the Company acquired on November 17, 2023, as discussed in Note 3. Business Acquisitions of the Notes to the Consolidated Financial Statements. The Company has included the financial results of this acquisition in the consolidated financial statements from the date of acquisition. The Company noted that prior to the acquisition, Sculptor was a public company subject to an evaluation of internal control over financial reporting and therefore already had a controlled process in place. Further, as part of the acquisition, Sculptor adjusted balance sheet-related items to fair value, which were then included in the Company's assessment of the balance sheet as of November 17, 2023. The Company noted no significant changes between the acquisition date of November 17, 2023 and year end. Total revenue and net income subject to Sculptor's internal control over financial reporting are not material given the short period of time between the acquisition date and year end. Total assets and net assets subject to Sculptor's internal control over financial reporting represented approximately 4.8% and 9.5% of the Company's consolidated total assets and net assets, respectively, as December 31, 2023.

Based on our assessment, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears at the beginning of Item 8. "Consolidated Financial Statements."

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Any information required by this Item 10 is incorporated by reference to our definitive proxy statement for the 2024 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after the fiscal year ended December 31, 2023 (our "Definitive Proxy Statement") under the headings "Proposal No. 1 Election of Directors" and "Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to our Definitive Proxy Statement under the headings "Executive Compensation" (other than the information under the subheading "Pay Versus Performance") and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to our Definitive Proxy Statement under the heading "Security Ownership of Management and Certain Beneficial Owners."

See also "Omnibus Incentive Plan" in Part II, Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to our Definitive Proxy Statement under the headings "Proposal No. 1 Election of Directors—Determination of Director Independence" and "Certain Relationships and Related Person Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to our Definitive Proxy Statement under the heading "Proposal No. 2 Approval of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm—Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS; FINANCIAL STATEMENT SCHEDULES

(a) and (c) Financial statements and schedules:

See "Consolidated Financial Statements."

(b) Exhibits filed with this Form 10-K:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of July 23, 2023, by and among Rithm Capital Corp., Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP, Sculptor Capital Advisors II LP, Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP and Calder Sub III, LP (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed July 24, 2023)
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 12, 2023, by and among Rithm Capital Corp., Sculptor Capital Management, Inc., Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, Calder Sub III, LP, Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed October 12, 2023)
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 26, 2023, by and among Rithm Capital Corp., Sculptor Capital Management, Inc., Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, Calder Sub III, LP, Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed October 27, 2023)
3.1	Amended and Restated Certificate of Incorporation of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 3, 2013)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed October 17, 2014)
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 3.1 to Rithm Capital Corp.'s Current Report on Form 8-K, filed August 2, 2022)
3.4	Amended and Restated Bylaws of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 2, 2022)
3.5	Certificate of Designations of Rithm Capital Corp. (formerly New Residential Investment Corp.), designating the Company's 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.4 to the Company's Form 8-A, filed July 2, 2019)
3.6	Certificate of Designations of Rithm Capital Corp. (formerly New Residential Investment Corp.), designating the Company's 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.5 to the Company's Form 8-A, filed August 15, 2019)
3.7	Certificate of Designations of Rithm Capital Corp. (formerly New Residential Investment Corp.), designating the Company's 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.6 to the Company's Form 8-A, filed February 14, 2020)
3.8	Certificate of Designations of Rithm Capital Corp. (formerly New Residential Investment Corp.), designating the Company's 7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.7 to the Company's Form 8-A, filed September 17, 2021)
4.1	Specimen Series A Preferred Stock Certificate of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A filed July 2, 2019)
4.2	Specimen Series B Preferred Stock Certificate of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A, filed August 15, 2019)
4.3	Specimen Series C Preferred Stock Certificate of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A, filed February 14, 2020)
4.4	Specimen Series D Preferred Stock Certificate of Rithm Capital Corp. (formerly New Residential Investment Corp.) (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A, filed September 17, 2021)

4.5	Second Amended and Restated Indenture, dated as of September 7, 2018, by and among NRZ Advance Receivables Trust 2015-ON1, Deutsche Bank National Trust Company, Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, New Residential Mortgage LLC, New Penn Financial, LLC, d/b/a Shellpoint Mortgage Servicing and Credit Suisse AG, New York Branch (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 7, 2018)
4.6	Omnibus Amendment to Term Note Indenture Supplements, dated as of August 17, 2017, by and among NRZ Advance Receivables Trust 2015-ON1, Deutsche Bank National Trust Company, Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, New Residential Mortgage LLC, Credit Suisse AG, New York Branch and New Residential Investment Corp. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed August 22, 2017)
4.7	Omnibus Amendment to Certain Agreements Relating to the NRZ Advance Receivables Trust 2015-ON1, dated as of September 7, 2018, by and among NRZ Advance Receivables Trust 2015-ON1, Deutsche Bank National Trust Company, Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, New Residential Mortgage LLC, Credit Suisse AG, New York Branch, New Penn Financial, LLC, d/b/a Shellpoint Mortgage Servicing and New Residential Investment Corp. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed September 7, 2018)
4.8	Third Amended and Restated Indenture, dated as of July 25, 2019, by and among NRZ Advance Receivables Trust 2015-ON1, Deutsche Bank National Trust Company, PHH Mortgage Corporation, HLSS Holdings, LLC, New Residential Mortgage LLC, Newrez LLC, d/b/a Shellpoint Mortgage Servicing and Credit Suisse AG, New York Branch (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed July 26, 2019)
4.9	Form of Debt Securities Indenture (including Form of Debt Security) (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, filed May 16, 2014)
4.10	Indenture, dated as of September 16, 2020, between Rithm Capital Corp. (formerly New Residential Investment Corp.) and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 16, 2020)
4.11	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.1+	Form of Indemnification Agreement by and between Rithm Capital Corp. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.2+	Rithm Capital Corp. 2023 Omnibus Incentive Plan, adopted as of May 25, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed May 30, 2023)
10.3+	Rithm Capital Corp. (formerly New Residential Investment Corp.) Nonqualified Stock Option and Incentive Award Plan, adopted as of April 29, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed May 3, 2013)
10.4+	Amended and Restated Rithm Capital Corp. (formerly New Residential Investment Corp.) Nonqualified Stock Option and Incentive Plan, adopted as of November 4, 2014 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014)
10.5+	Amended and Restated Rithm Capital Corp. Nonqualified Stock Option and Incentive Award Plan, adopted as of February 16, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023)
10.6	Investment Guidelines (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to New Residential Investment Corp.'s Registration Statement on Form 10, filed April 9, 2013)
10.7	Second Amended and Restated Limited Liability Company Agreement of SpringCastle Acquisition LLC, dated as of March 31, 2016 (incorporated by reference to Exhibit 10.37 to New Residential Investment Corp.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016)
10.8#	Master Agreement, dated as July 23, 2017, by and among Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, HLSS MSR - EBO Acquisition LLC and New Residential Mortgage LLC (incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017)
10.9	Amendment No. 1 to Master Agreement, dated as of October 12, 2017, by and among Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, HLSS MSR - EBO Acquisition LLC and New Residential Mortgage LLC (incorporated by reference to Exhibit 10.42 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017)

10.10#	Transfer Agreement, dated as of July 23, 2017, by and among Ocwen Loan Servicing, LLC, New Residential Mortgage LLC, Ocwen Financial Corporation and New Residential Investment Corp. (incorporated by reference to Exhibit 10.43 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017)
10.11#	Amendment No. 1 to the Transfer Agreement, dated January 18, 2018, by and among Ocwen Loan Servicing, LLC, New Residential Mortgage LLC, Ocwen Financial Corporation and New Residential Investment Corp. (incorporated by reference to Exhibit 10.44 to Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018)
10.12#	Subservicing Agreement, dated as of July 23, 2017, by and between New Residential Mortgage LLC and Ocwen Loan Servicing, LLC (incorporated by reference to Exhibit 10.44 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017)
10.13#	Amendment No. 1 to Subservicing Agreement, dated as of August 17, 2018, by and between New Residential Mortgage LLC and Ocwen Loan Servicing, LLC (incorporated by reference to Exhibit 10.46 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018)
10.14	Amendment No. 2 to Subservicing Agreement, dated as of October 5, 2020, by and between New Residential Mortgage LLC and PHH Mortgage Corporation (as successor by merger to Ocwen Loan Servicing, LLC) (incorporated by reference to Exhibit 10.47 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.15#	New RMSR Agreement, dated as of January 18, 2018, by and among Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, HLSS MSR - EBO Acquisition LLC, and New Residential Mortgage LLC (incorporated by reference to Exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018)
10.16#	Amendment No. 1 to New RMSR Agreement, dated as of August 17, 2018, by and among Ocwen Loan Servicing, LLC, HLSS Holdings, LLC, HLSS MSR - EBO Acquisition LLC, and New Residential Mortgage LLC (incorporated by reference to Exhibit 10.54 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018)
10.17#	Amendment No. 2 to New RMSR Agreement, dated as of October 5, 2020, by and among PHH Mortgage Corporation (as successor by merger to Ocwen Loan Servicing, LLC), HLSS Holdings, LLC, HLSS MSR - EBO Acquisition LLC, and New Residential Mortgage LLC (incorporated by reference to Exhibit 10.56 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.18#	Subservicing Agreement, dated as of August 17, 2018, by and between New Penn Financial, LLC, d/b/a Shellpoint Mortgage Servicing and Ocwen Loan Servicing, LLC (incorporated by reference to Exhibit 10.55 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018)
10.19	Amendment No. 1 to Subservicing Agreement, dated as of October 5, 2020, by and between Newrez, LLC (as successor-in-interest to New Penn Financial, LLC) d/b/a Shellpoint Mortgage Servicing and PHH Mortgage Corporation (as successor by merger to Ocwen Loan Servicing, LLC) (incorporated by reference to Exhibit 10.58 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.20	Call Rights Letter Agreement, dated as of March 31, 2020, between Rithm Capital Corp. (formerly New Residential Investment Corp.) and Fortress Credit Opportunities V Advisors LLC (incorporated by reference to Exhibit 10.56 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020)
10.21#	Senior Secured Term Loan Facility Agreement, dated as of May 19, 2020, among Rithm Capital Corp. (formerly New Residential Investment Corp.), as Parent and the Borrower, and Certain Subsidiaries of Rithm Capital Corp., as Subsidiary Guarantors, the Lenders Party thereto and Cortland Capital Market Services LLC, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.60 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.22	Pledge and Security Agreement, dated as of May 19, 2020, among each of the Pledgors Party thereto and Cortland Capital Market Services LLC, as Collateral Agent (incorporated by reference to Exhibit 10.61 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.23	Registration Rights Agreement, dated May 19, 2020, by and among Rithm Capital Corp. (formerly New Residential Investment Corp.) and the Investors set forth on Schedule 1 thereto (incorporated by reference to Exhibit 10.66 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.24+	Employment Agreement, dated as of June 17, 2022, by and between Rithm Capital Corp. (formerly New Residential Investment Corp.) and Michael Nierenberg
10.25+	Offer Letter, dated as of August 1, 2022, by and between Rithm Capital Corp. and Nicola Santoro, Jr.
10.26+	Offer Letter, dated as of August 1, 2022, by and between Rithm Capital Corp. and Philip Sivin

10.27†	Transaction Support Agreement, dated as of October 26, 2023, by and among Rithm Capital Corp., Daniel S. Och, Harold Kelly, Jr., Richard Lyon, James O'Connor, Zoltan Varga and the other stockholders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 27, 2023)
21.1*	List of Subsidiaries of Rithm Capital Corp.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Rithm Capital Corp. Clawback Policy
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Statements of Changes in Stockholders' Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+ Indicates a management contract or compensatory plan or arrangement.

† Portions of this exhibit have been omitted.

* Exhibit filed herewith.

** Exhibit furnished herewith.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements proved to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov. See Part I, Item 1. "Business—Corporate Governance and Internet Address; Where Readers Can Find Additional Information."

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

RITHM CAPITAL CORP.

By: /s/ Michael Nierenberg

Michael Nierenberg
Chairman of the Board

February 16, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following person on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Michael Nierenberg	By: /s/ Nicola Santoro, Jr.
Michael Nierenberg	Nicola Santoro, Jr.
Chairman of the Board, Chief Executive Officer and President	Chief Financial Officer, Chief Accounting Officer and Treasurer
(Principal Executive Officer)	(Principal Financial Officer)
February 16, 2024	February 16, 2024
By: /s/ Kevin J. Finnerty	By: /s/ David Saltzman
Kevin J. Finnerty	David Saltzman
Director	Director
February 16, 2024	February 16, 2024
By: /s/ Peggy Hwan Hebard	By: /s/ Andrew Sloves
Peggy Hwan Hebard	Andrew Sloves
Director	Director
February 16, 2024	February 16, 2024
By: /s/ Patrice M. Le Melle	
Patrice M. Le Melle	
Director	
February 16, 2024	

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Corporate Information

Board of Directors

Director	Committees
Michael Nierenberg Chairman, CEO and President	
Kevin J. Finnerty Independent Director	Audit Compensation Nominating and Corporate Governance (Chair)
Peggy Hwan Hebard Independent Director	Audit (Chair) Compensation
Patrice M. Le Melle Independent Director	Nominating and Corporate Governance
David Saltzman Independent Director	Compensation (Chair)
Andrew Sloves Independent Director	Audit Compensation Nominating and Corporate Governance

Corporate Officers

Michael Nierenberg
Chief Executive Officer & President

Nick Santoro
Chief Financial Officer & Chief
Accounting Officer

Philip Sivin
Chief Legal Officer

Shareholder Information

Corporate Headquarters

Rithm Capital
799 Broadway
8th Floor
New York, NY 10003
www.rithmcap.com

**Independent Registered Public
Accounting Firm**

Ernst & Young LLP
One Manhattan West
New York, NY 10001

**Shareholder Services, Transfer Agent
and Registrar**

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Stock Exchange Listing

Rithm Capital
is listed on the New York Stock Exchange
(NYSE: RITM)

Investor Information Services

Rithm Capital
799 Broadway
8th Floor
New York, NY 10003
Tel: (212) 850-7770
Email: ir@rithmcap.com



rithm

799 Broadway, 8th Floor
New York, NY 10003
(212) 850-7770
www.rithmcap.com